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As filed with the Securities and Exchange Commission on March 30, 2009

Registration No. 333-156408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bridgepoint Education, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	8221 (Primary Standard Industrial Classification Code Number)	59-3551629 (I.R.S. Employer Identification Number)

13500 Evening Creek Drive North, Suite 600
San Diego, CA 92128
(858) 668-2586

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Andrew S. Clark
CEO and President
Bridgepoint Education, Inc.
13500 Evening Creek Drive North, Suite 600
San Diego, CA 92128
(858) 668-2586

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
John J. Hentrich, Esq. Robert L. Wernli, Jr., Esq. Sheppard, Mullin, Richter & Hampton LLP 12275 El Camino Real, Suite 200 San Diego, CA 92130 Telephone: (858) 720-8900 Facsimile: (858) 509-3691	Kris F. Heinzelman, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019-7475 Telephone: (212) 474-1000 Facsimile: (212) 474-3700

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the registration statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission of which this prospectus forms a part is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 30, 2009

             Shares

Bridgepoint Education, Inc.

Common Stock

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $                           and $                           per share. We have applied to list our common stock on the New York Stock Exchange under the symbol "BPI."

        We are selling                           shares of common stock and the selling stockholders are selling                           shares of common stock.

        The underwriters have an option to purchase a maximum of                                        additiona l shares from a selling stockholder to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 13.

	Price to Public		Underwriting Discounts and Commissions		Proceeds to Bridgepoint		Proceeds to Selling Stockholders
Per Share		$		$		$		$
Total	$		$		$		$

        Delivery of the shares of common stock will be made on or about                           , 2009.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	J.P. Morgan

                            William Blair & Company

                                                        BMO Capital Markets

                                                                                     Piper Jaffray

                                                                                                                Signal Hill

The date of this prospectus is                                        , 2009.

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

 Dealer Prospectus Delivery Obligation

        Until                  , 2009 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus, including the consolidated financial statements. You should carefully consider, among other things, the matters discussed in "Risk Factors." Except where the context otherwise requires or where otherwise indicated, (i) the terms "we," "us," "our" and "Bridgepoint" refer to Bridgepoint Education, Inc. and its consolidated subsidiaries, including Ashford University and the University of the Rockies, (ii) the term "Warburg Pincus" refers to Warburg Pincus Private Equity VIII, L.P. and (iii) the terms "redeemable convertible preferred stock" and "Series A Convertible Preferred Stock" refer to our Series A Convertible Preferred Stock, par value $0.01 per share.

Overview

        We are a regionally accredited provider of postsecondary education services. We offer associate's, bachelor's, master's and doctoral programs in the disciplines of business, education, psychology, social sciences and health sciences.

        We deliver our programs online as well as at our traditional campuses located in Clinton, Iowa and Colorado Springs, Colorado. As of December 31, 2008, we offered over 860 courses and 44 degree programs with 55 specializations and 30 concentrations. We had 31,558 students enrolled in our institutions as of December 31, 2008, 98% of whom were attending classes exclusively online.

        We have designed our offerings to have four key characteristics that we believe are important to students:

  •
  Affordability—our tuition and fees fall within Title IV loan limits;

  •
  Transferability—our universities accept a high level of prior credits;

  •
  Accessibility—our online delivery model makes our offerings accessible to a broad segment of the population; and

  •
  Heritage—our institutions' histories as traditional universities provide a sense of familiarity, a connection to a student community and a campus-based experience for both online and ground students.

We believe these characteristics create an attractive and differentiated value proposition for our students. In addition, we believe this value proposition expands our overall addressable market by enabling potential students to overcome the challenges associated with cost, transferability of credits and accessibility—factors that frequently discourage individuals from pursuing a postsecondary degree.

        We are committed to providing a high-quality educational experience to our students. We have a comprehensive curriculum development process, and we employ qualified faculty members with significant academic and practitioner credentials. We conduct ongoing faculty and student assessment processes and provide a broad array of student services. Our ability to offer a quality experience at an affordable price is supported by our efficient operating model, which enables us to deliver our programs, as well as market, recruit and retain students, in a cost-effective manner.

        We have experienced significant growth in enrollment, revenue and operating income since our acquisition of Ashford University in March 2005. At December 31, 2008, our enrollment was 31,558, an increase of 150.0%, over our enrollment as of December 31, 2007. At December 31, 2008, our ground enrollment was 637, as compared to 312 in March 2005, reflecting our commitment to invest in further developing our traditional campus heritage. For the year ended December 31, 2008, our revenue was $218.3 million, an increase of 154.7% over the prior year. For the year ended December 31, 2008, our operating income was $33.4 million, as compared to $4.0 million for the prior year. We intend to pursue growth in a manner that continues to emphasize a quality educational experience and that satisfies regulatory requirements.

Our History

        In January 2004, our principal investor, Warburg Pincus, and our CEO and President, Andrew Clark, as well as several other members of our current executive management team, launched Bridgepoint Education, Inc. Together, they developed a business plan to provide individuals previously discouraged from pursuing an education due to cost, the inability to transfer credits or difficulty in completing an education while meeting personal and professional commitments, the opportunity to pursue a quality education from a trusted institution. The business plan incorporated our management team's experience with other online and campus-based postsecondary providers and sought to employ processes and technologies that would enhance both the quality of the offering and the efficiency with which it could be delivered.

        In March 2005, we acquired the assets of The Franciscan University of the Prairies, located in Clinton, Iowa, and renamed it Ashford University. Founded in 1918 by the Sisters of St. Francis, a non-profit organization, The Franciscan University of the Prairies originally provided postsecondary education to individuals seeking to become teachers and later expanded to offer a broader portfolio of programs. In September 2007, we also acquired the assets of the Colorado School of Professional Psychology, a non-profit institution founded in 1998 and located in Colorado Springs, Colorado, and renamed it the University of the Rockies. The University of the Rockies offers master's and doctoral programs primarily in psychology.

        The majority of our current executive management team was in place at the time we acquired Ashford University. As a result, we were able to begin implementing processes and technologies to prepare for the launch of an online educational offering designed to serve a large student population immediately after the acquisition. Since March 2005, we have launched 22 programs and numerous specializations and concentrations, as well as initiated our formal military and corporate channel development efforts. We have also made investments in enhancing and expanding our campus-based operations as part of our commitment to continuing to invest in developing our traditional campus heritage.

Our Market Opportunity

        The postsecondary education market in the United States represents a large, growing opportunity. Based on a March 2009 report by the Department of Education's National Center for Education Statistics, or NCES, revenue of postsecondary degree-granting educational institutions exceeded $410 billion in the 2005-06 academic year. According to a September 2008 NCES report, the number of students enrolled in postsecondary institutions was 18.0 million in 2007 and is projected to grow to 18.6 million by 2010.

        Online postsecondary enrollment is growing at a rate well in excess of the growth rate of overall postsecondary enrollment. According to Eduventures, LLC, or Eduventures, an education consulting and research firm, online postsecondary enrollment increased from 0.5 million to 1.8 million between 2002 and 2007, representing a compound annual growth rate of 30.4%. We believe the rapid growth in online postsecondary enrollment has been driven by a number of factors, including:

  •
  the greater convenience and flexibility that online programs offer as compared to ground programs;

  •
  the increased acceptance of online programs as an effective educational medium by students, academics and employers; and

  •
  the broader potential student base, including working adults, that can be reached through the use of online delivery.

        We expect continued growth in postsecondary education based on a number of factors. According to a December 2007 report from the U.S. Bureau of Labor Statistics, or BLS, occupations requiring a bachelor's or master's degree are expected to grow 17% and 19%, respectively, between 2006 and 2016, or nearly double the growth rate BLS has projected for occupations that do not require a postsecondary degree. Further, according to data published by the NCES, the 2007 median incomes for individuals 25 years or older with a bachelor's, master's and doctoral degree were 67%, 100% and 167% higher, respectively, than for a high school graduate (or equivalent) of the same age with no college education.

        Although obtaining a postsecondary education has significant benefits, many prospective students are discouraged from pursuing, and ultimately completing, an undergraduate or graduate degree program. According to a March 2009 NCES report, 66% of all individuals 25 years or older in the United States who have obtained a high school degree, or over 112 million individuals, have not completed a bachelor's degree or higher. We believe this is due to a number of factors, including:

  •
  High tuition costs.  According to a March 2009 NCES report, tuition prices have increased at a compound annual growth rate of 7.4% and 7.2% for public and private institutions, respectively, over the past three decades, well in excess of the rate of inflation during this period. Many students are unable to afford such tuition prices and, as a result, elect not to pursue a postsecondary education.

  •
  Restrictions on credit transferability.  According to a March 2009 NCES report, over 33 million individuals 25 years or older in the United States have completed some postsecondary education coursework but have not obtained a degree. These individuals typically seek to transfer credits for previously completed coursework when they re-enroll in a postsecondary degree program. However, institutions often do not allow new students to obtain full credit for prior coursework, forcing them to incur incremental expense and to commit additional time to complete a program.

  •
  Personal and professional commitments.  Many postsecondary students, particularly working adults, must balance other personal and professional commitments while pursuing an education. As a result, these students often require significant scheduling flexibility, as well as an online delivery platform, to obtain the flexibility they require to complete a program.

  •
  Inadequate community support network.  Students often seek, and in many cases require, a sense of student community and the associated support network to successfully complete their coursework. For some institutions, particularly those with limited direct interaction between students, these factors can be difficult to establish.

        We believe postsecondary institutions that effectively address these challenges not only access a broader segment of the overall postsecondary market, but also have the potential to expand the market opportunity and to include individuals who previously were discouraged from pursuing a postsecondary education.

Our Competitive Strengths

        We believe that we have the following competitive strengths:

        Attractive, differentiated value proposition for students.    We have designed our educational model to provide our students with a superior value proposition relative to other educational alternatives in the market. We believe our model allows us to attract more students, as well as to target a broader segment of the overall population. Our value proposition is based on the following:

  •
  Affordable tuition.  We structure the tuition and fees for our programs to be below Title IV loan limits, permitting students who do not otherwise have the financial means to pursue an education the ability to gain access to our programs.

  •
  High transferability of credits.  Based on our research, we believe we are one of six postsecondary education institutions in the United States, and the only for-profit provider, that accepts up to 99 transfer credits for a bachelor's degree program. Based on a recent review of our enrolled students, over 78% transferred in credits and 50% of those who transferred in credits transferred in 50 credits or more.

  •
  Accessible educational model.  Our online delivery model, weekly start dates and commitment to affordability and the transferability of credits make our programs highly accessible.

  •
  Heritage as a traditional university with a campus-based student community.  We believe that a strong sense of community and the familiarity associated with a traditional campus environment are important to recruiting and retaining students and differentiate us from many other online providers.

        Commitment to academic quality.    We are committed to providing our students with a rigorous and rewarding academic experience, which gives them the knowledge and experience necessary to be contributors, educators and leaders in their chosen professions. We seek to maintain a high level of quality in our curriculum, faculty and student support services. In a July 2008 survey we conducted, in which over 2,000 students responded, 98% indicated they would recommend Ashford University to others seeking a degree.

        Cost-efficient, scalable operating model.    We have designed our operating model to be cost-efficient, allowing us to offer a quality educational experience at an affordable tuition rate while still generating attractive operating margins. Additionally, we have developed our operating model to be scalable and to support a much larger student population than is currently enrolled.

        Experienced management team and strong corporate culture.    Our management team possesses extensive experience in postsecondary education, in many cases with other large online postsecondary providers. Andrew Clark, our CEO and President, served in senior management positions at such institutions for 12 years prior to joining us and has significant experience with online education businesses. Additionally, our executive management team has been critical to establishing and maintaining our corporate culture, which is based on four core values: integrity, ethics, service and accountability.

Our Growth Strategies

        We intend to pursue the following growth strategies:

        Focus on high-demand disciplines and degree programs.    We seek to offer programs in disciplines in which there is strong demand for education and significant opportunity for employment. Based on a March 2009 NCES report, programs in our disciplines represent 69% of total bachelor's degrees conferred by all postsecondary institutions in 2006-07.

        Increase enrollment in our existing programs through investment in marketing, recruiting and retention.    We have invested significant resources in developing processes and implementing technologies that allow us to effectively identify, recruit and retain qualified students. We intend to continue to invest in marketing, recruiting and retention and to expand our enrollment advisor workforce to increase enrollment in our existing programs.

        Expand our portfolio of programs, specializations and concentrations.    We intend to continue to expand our academic offerings to attract a broader portion of the overall market. In addition to adding new programs in high-demand disciplines, we intend to enhance our programs through the addition of specializations and concentrations.

        Further develop strategic relationships in the military and corporate channels.    We intend to broaden our relationships with military and corporate employers, as well as seek additional relationships in these channels. Through our dedicated channel development teams, we are able to cost-effectively target specific segments of the market as well as better understand the needs of students in these segments.

        Deliver measurable academic outcomes and a positive student experience.    We are committed to offering an educational solution that supports measurable academic outcomes, thereby allowing our students to increase their probability of success in their chosen profession, while ensuring a positive student experience. We believe our combination of measurable outcomes and a positive experience is important to helping students persist through graduation.

Risk Factors

        Our business is subject to numerous risks. See "Risk Factors" beginning on page 13. In particular, our business would be adversely affected if:

  •
  we fail to comply with the extensive regulatory framework applicable to our industry, including Title IV of the Higher Education Act and the regulations thereunder, state laws and regulatory requirements and accrediting agency requirements;

  •
  we are unable to continue to develop awareness among, to recruit or to retain students;

  •
  competition in the postsecondary education market negatively impacts our market share, recruiting cost or tuition rates;

  •
  we experience damage to our reputation, or other adverse effects, in connection with any compliance audit, regulatory action, negative publicity or service disruption;

  •
  we are unable to attract or retain the personnel needed to sustain and grow our business;

  •
  we are unable to develop new programs or expand our existing programs in a timely and cost-effective manner; or

  •
  adverse economic or other developments negatively impact demand in our core disciplines or the availability or cost of Title IV or other funding.

Corporate Information

        We were incorporated in Delaware in May 1999. Our principal executive offices are located at 13500 Evening Creek Drive North, Suite 600, San Diego, CA 92128, and our telephone number is (858) 668-2586. Our website is located at www.bridgepointeducation.com. The information on, or accessible through, our website does not constitute part of, and is not incorporated into, this prospectus.

Accreditation

        Ashford University and the University of the Rockies are accredited by the Higher Learning Commission of the North Central Association of Colleges and Schools, 30 N. LaSalle, Suite 2400, Chicago, Illinois 60602-2504, whose telephone number is (312) 263-0456. The Higher Learning Commission's website is located at www.ncahlc.org. The information on, or accessible through, the website of the Higher Learning Commission and the North Central Association of Colleges and Schools does not constitute part of, and is not incorporated into, this prospectus.

Industry Data

        We use market data and industry forecasts and projections throughout this prospectus, which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and on the preparers' experience in the industry as of the time they were prepared, and there is no assurance that any of the projected numbers will be reached. Similarly, we believe that the surveys and market research others have completed are reliable, but we have not independently verified their findings.

Recent Developments

  •
  Acceleration of exit options.    On March 28, 2009, our board of directors amended certain "exit options" awarded to members of our management team to add an additional vesting condition so that the number of shares underlying the options that would not have vested upon the closing of this offering, under the original terms of the options, will vest in full upon the closing of this offering. The amendment to the exit options will result in additional estimated compensation expense of $31.1 million, a non-cash expense which will be recorded upon the completion of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability—Acceleration of Exit Options."

  •
  Settlement of stockholder dispute.    In February 2009, certain holders of common stock and warrants to purchase common stock asserted various claims against us, our directors and officers and Warburg Pincus based primarily on allegations of breach of fiduciary duty and violations of corporate governance requirements involving amendments to our certificate of incorporation made in connection with financings in 2005 and by certain stock options granted by us to our employees. On March 29, 2009, we reached a settlement with the claimants regarding these claims. We expect to record a total expense of $10.6 million related to the settlement, of which $10.1 million will be a non-cash expense, in the first quarter of 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability— Settlement of Stockholder Dispute."

The Offering

Common stock offered by us	shares
Common stock offered by the selling stockholders	shares
Total common stock offered	shares
Common stock outstanding immediately after this offering	shares
Use of proceeds

We estimate the net proceeds to us from this offering will be $       million, based on an initial public offering price of $        per share, the midpoint of the range set forth on the cover of this prospectus. The holders of Series A Convertible Preferred Stock have advised us that they intend to optionally convert their shares of Series A Convertible Preferred Stock into shares of common stock immediately prior to the closing of this offering. Upon such conversion, in addition to receiving shares of common stock, the holders will be entitled to receive the accreted value of $                        of the Series A Convertible Preferred Stock, which the holders have advised us they will elect to receive in cash. This amount will be paid out of the net proceeds to us from this offering. The balance of net proceeds will be available for general corporate purposes. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See "Use of Proceeds."

Risk factors	See "Risk Factors" for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Proposed New York Stock Exchange symbol	"BPI"

        The number of shares of common stock to be outstanding immediately after this offering includes:

  •
  the exercise by selling stockholders of options to purchase an aggregate of                 shares of common stock at a weighted average exercise price of $         per share for total proceeds to us of $            ;

  •
  the exercise by selling stockholders of warrants to purchase an aggregate of                 shares of common stock at a weighted average exercise price of $         per share for total proceeds to us of $                    ; and

  •
  the net issuance of                 shares of common stock upon the cashless net exercise by selling stockholders of warrants to purchase an aggregate of                 shares of common stock at a weighted average exercise price of $                 per share (assuming for purposes of the cashless net exercise calculation that the per share fair market value of our common stock is equal to the midpoint of the range set forth on the cover of this prospectus).

        The number of shares of common stock outstanding immediately after this offering excludes:

  •
  shares of common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $       per share;

  •
  shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $       per share; and

  •
  an aggregate of                shares of common stock reserved for future issuance under our equity incentive plans.

        Unless otherwise stated, all information in this prospectus assumes:

  •
  an initial public offering price of $        per share, the midpoint of the range set forth on the cover of this prospectus;

  •
  a one-for-            split of our outstanding common stock to be effective prior to the consummation of this offering; and

  •
  no exercise of the over-allotment option granted to the underwriters.

 Summary Consolidated Financial and Other Data

        The following tables present our summary consolidated financial and other data. You should read this information together with our consolidated financial statements, which are included elsewhere in this prospectus, and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008, and the summary consolidated balance sheet data as of December 31, 2007 and 2008, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2006, has been derived from our audited consolidated financial statements, which are not included in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods.

	Year Ended December 31,
	2006	2007	2008
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$28,619	$85,709	$218,290
Costs and expenses:
Instructional costs and services	12,510	29,837	62,822
Marketing and promotional	12,214	35,997	81,036
General and administrative(1)	8,704	15,892	41,012

Total costs and expenses	33,428	81,726	184,870

Operating income (loss)	(4,809)	3,983	33,420
Interest income	(10)	(12)	(322)
Interest expense	351	544	240

Income (loss) before income taxes	(5,150)	3,451	33,502
Income tax expense	—	164	7,071

Net income (loss)	(5,150)	3,287	26,431

Accretion of preferred dividends(2)	1,718	1,856	2,006

Net income available (loss attributable) to common stockholders	$(6,868)	$1,431	$24,425

Earnings (loss) per common share
Basic	$(0.48)	$0.00	$0.09
Diluted	$(0.48)	$0.00	$0.03
Shares used in computing earnings (loss) per common share
Basic	14,386	14,900	15,008
Diluted	14,386	20,020	45,025
Pro forma earnings per common share (unaudited)(3)
Basic			$0.12
Diluted			$0.11
Shares used in computing pro forma earnings per common share (unaudited)(3)
Basic			216,632
Diluted			246,649
Supplemental pro forma earnings per common share (unaudited)(4)
Basic
Diluted
Shares used in computing supplemental pro forma earnings per common share (unaudited)(4)
Basic
Diluted

	As of December 31,
	2006	2007	2008	2008 Pro forma as Adjusted(5)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$54	$7,351	$56,483	$
Total assets	17,091	39,057	129,246
Total indebtedness (including short-term indebtedness)	4,193	5,673	684
Redeemable convertible preferred stock	23,200	25,056	27,062
Total stockholders' equity (deficit)	(21,692)	(20,143)	6,109

	Year Ended December 31,
	2006	2007	2008
	(In thousands, except enrollment data)
Consolidated Other Data:
Capital expenditures	$1,381	$3,571	$15,884
Depreciation and amortization	735	1,236	2,452
EBITDA (unaudited)(6)	(4,074)	5,219	35,872
Cash flows provided by (used in):
Operating activities	(1,082)	10,367	70,748
Investing activities	(1,373)	(2,936)	(16,550)
Financing activities	346	(134)	(5,066)
Period end enrollment (unaudited)(7):
Online	4,111	12,104	30,921
Ground	360	519	637

Total	4,471	12,623	31,558

(1)
In the fourth quarter of 2008, we recorded stock-based compensation expense of $1.6 million related to the modification of a stock award held by a director. See Note 15, "Related Party Transactions—Director Agreement," to our consolidated financial statements, which are included elsewhere in this prospectus.

(2)
The holders of Series A Convertible Preferred Stock earn preferred dividends, accreting at the rate of 8% per year, compounding annually. See Note 10, "Redeemable Convertible Preferred Stock (Series A Convertible Preferred Stock)," to our consolidated financial statements, which are included elsewhere in this prospectus.

(3)
Pro forma basic earnings per share has been calculated assuming the optional conversion of all outstanding shares of our Series A Convertible Preferred Stock into shares of common stock, as of the beginning of the period, with each share of Series A Convertible Preferred Stock converting into 10.194210419 shares of common stock. See Note 10, "Redeemable Convertible Preferred Stock (Series A Convertible Preferred Stock)," to our consolidated financial statements, which are included elsewhere in this prospectus. Pro forma diluted earnings per share also includes the incremental shares of common stock issuable upon the exercise of dilutive stock options and warrants, consistent with the amount included in the historical diluted per share calculation. See Note 9, "Earnings Per Share," to our consolidated financial statements, which are included elsewhere in this prospectus.

(4)
Supplemental pro forma basic earnings per share has been calculated assuming (i) the optional conversion of all outstanding shares of Series A Convertible Preferred Stock into shares of common stock as of the beginning of the period, with each share of Series A Convertible Preferred

  Stock converting into 10.194210419 shares of common stock, and (ii) the issuance of               shares of common stock at the assumed offering price of $        per share, the midpoint of the range set forth on the cover of this prospectus, necessary to fund the payment of the accreted value as of December 31, 2008 of $27.1 million of the Series A Convertible Preferred Stock in excess of net income of $26.4 million for the year ended December 31, 2008 to the holders thereof. See Note 10, "Redeemable Convertible Preferred Stock (Series A Convertible Preferred Stock)," to our consolidated financial statements, which are included elsewhere in this prospectus. Supplemental pro forma diluted earnings per share also includes the incremental shares of common stock issuable upon the exercise of dilutive stock options and warrants, consistent with the amount included in the historical diluted per share calculation. See Note 9, "Earnings Per Share," to our consolidated financial statements, which are included elsewhere in this prospectus.

(5)
The pro forma as-adjusted consolidated balance sheet data as of December 31, 2008, gives effect to:

(i)
the optional conversion of all outstanding shares of Series A Convertible Preferred Stock into 201,624,486 shares of our common stock and the reclassification of $27.1 million of the accreted value of the redeemable convertible preferred stock to accrued liabilities to reflect the payable due to Series A Convertible Preferred Stock holders upon the optional conversion;

(ii)
the sale by us of                        shares of common stock in this offering, at an assumed initial public offering price of $                        per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering costs payable by us of $                        ;

(iii)
the payment of the $27.1 million liability resulting from the optional conversion of Series A Convertible Preferred Stock;

(iv)
the exercise by selling stockholders of options to purchase an aggregate of                        shares of common stock at a weighted average exercise price of $                        per share for total proceeds to us of $                        ;

(v)
the exercise by selling stockholders of warrants to purchase an aggregate of                        shares of common stock at a weighted average exercise price of $                        per share for total proceeds to us of $                                    ; and

(vi)
the net issuance of                                    shares of common stock upon the cashless net exercise by selling stockholders of warrants to purchase an aggregate of                                     shares of common stock at a weighted average exercise price of $                        per share (assuming for purposes of the net exercise calculation that the per share fair market value of our common stock is equal to the midpoint of the range set forth on the cover of this prospectus).

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) cash and cash equivalents, total assets and stockholders' equity by $             million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us.

(6)
EBITDA is defined as net income (loss) plus interest expense, less interest income, plus income tax expense and plus depreciation and amortization. However, EBITDA is not a recognized measurement under accounting principles generally accepted in the United States of America, or GAAP, and when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, net income, operating income or any other performance measure presented in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

  We believe EBITDA is useful to investors in evaluating our operating performance because it is widely used to measure a company's operating performance without regard to items such as depreciation and amortization. Depreciation and amortization can vary depending on accounting methods and the book value of assets. We believe EBITDA presents a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets have been acquired.

  Our management uses EBITDA:

  •
  as a measurement of operating performance, because it assists us in comparing our performance on a consistent basis, as it removes depreciation, amortization, interest and taxes; and

  •
  in presentations to our board of directors to enable our board to have the same measurement basis of operating performance as is used by management to compare our current operating results with corresponding prior periods and with results of other companies in our industry.

  The following table provides a reconciliation of net income (loss) to EBITDA (unaudited):

	Year Ended December 31,
	2006	2007	2008
	(In thousands)
Net income (loss)	$(5,150)	$3,287	$26,431
Plus: interest expense	351	544	240
Less: interest income	(10)	(12)	(322)
Plus: income tax expense	—	164	7,071
Plus: depreciation and amortization	735	1,236	2,452

EBITDA	$(4,074)	$5,219	$35,872

(7)
We define enrollments as the number of active students on the last day of the financial reporting period. A student is considered an active student if he or she has attended a class within the prior 30 days unless the student has graduated or has provided us with a notice of withdrawal.

 RISK FACTORS

        Investing in our common stock involves risk. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The risks described below are those which we believe are the material risks we face. Any of the risks described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or not believed by us to be material could also impact us.

Risks Related to the Extensive Regulation of Our Business

If our schools fail to comply with extensive regulatory requirements, we could face monetary liabilities or penalties, restrictions on our operations or growth or loss of access to federal loans and grants for our students on which we are substantially dependent.

        In 2007 and 2008, Ashford University derived 83.9% and 86.8%, respectively, and the University of the Rockies derived 61.9% and 80.8%, respectively, of their respective revenues (in each case calculated on a cash basis in accordance with applicable Department of Education regulations) from federal student financial aid programs, referred to in this prospectus as Title IV programs, administered by the Department of Education. To participate in Title IV programs, a school must be legally authorized to operate in the state in which it is physically located, accredited by an accrediting agency recognized by the Secretary of the Department of Education as a reliable indicator of educational quality and certified as an eligible institution by the Department of Education. See "Regulation." As a result, we are subject to extensive regulation by state education agencies, our accrediting agency and the Department of Education. These regulatory requirements cover many aspects of our operations, including our educational programs, facilities, instructional and administrative staff, administrative procedures, marketing, recruiting, financial operations and financial condition. These regulatory requirements can also affect our ability to acquire or open additional schools, to add new or expand existing educational programs, to change our corporate structure or ownership and to make other substantive changes. The state education agencies, our accrediting agency and the Department of Education periodically revise their requirements and modify their interpretations of existing requirements.

        If one of our institutions fails to comply with any of these regulatory requirements, the Department of Education can impose sanctions including:

  •
  transferring the institution to the heightened cash monitoring level two method of payment or to the reimbursement method of payment, which would adversely affect the timing of the institution's receipt of Title IV funds;

  •
  requiring the institution to post a letter of credit in favor of the Department of Education as a condition for continued Title IV certification;

  •
  imposing monetary liability against the institution in an amount equal to any funds determined to have been improperly disbursed;

  •
  initiating proceedings to impose a fine or to limit, suspend or terminate the institution's participation in Title IV programs;

  •
  taking emergency action to suspend the institution's participation in Title IV programs without prior notice or a prior opportunity for a hearing;

  •
  failing to grant the institution's application for renewal of its certification to participate in Title IV programs; or

  •
  referring a matter for possible civil or criminal investigation.

In addition, the agencies that guarantee Title IV private lender loans for our students could initiate proceedings to limit, suspend or terminate our ability to obtain guarantees of our students' loans through that agency. If sanctions were imposed resulting in a substantial curtailment or termination of our participation in Title IV programs, our enrollments, revenues and results of operations would be materially adversely affected. Additionally, if administrative proceedings were initiated alleging regulatory violations, or seeking to impose any such sanctions, or if a third party were to initiate judicial proceedings alleging such violations, the mere existence of such proceedings could damage our reputation. We cannot predict with certainty how all of these regulatory requirements will be applied or whether we will be able to comply with all of the requirements. We have described some of the most significant regulatory risks that apply to us in the following paragraphs.

        Because we operate in a highly regulated industry, we are also subject to compliance reviews and claims of non-compliance and lawsuits by government agencies, regulatory agencies and third parties, including claims brought by third parties on behalf of the federal government under the federal False Claims Act. If the results of these reviews or proceedings are unfavorable to us or if we are unable to defend successfully against such lawsuits or claims, we may be required to pay money damages or be subject to fines, limitations, loss of Title IV funding, injunctions or other penalties. Even if we adequately address issues raised by an agency review or successfully defend a lawsuit or claim, we may have to divert significant financial and management resources from our ongoing business operations to address issues raised by those reviews or to defend against those lawsuits or claims. Claims and lawsuits brought against us may damage our reputation or adversely affect our stock price, even if such claims and lawsuits are eventually determined to be without merit.

We must periodically seek recertification to participate in Title IV programs and may, in certain circumstances, be subject to review by the Department of Education prior to seeking recertification.

        An institution that is certified to participate in Title IV programs must periodically seek recertification from the Department of Education to continue participating in such programs, including when it undergoes a change of control as defined by the Department of Education. Our current provisional certification for Ashford University is scheduled to expire on June 30, 2011. Our current provisional certification for the University of the Rockies is scheduled to expire on September 30, 2010. The Department of Education may also review our schools' continued certification to participate in Title IV programs if we undergo a change of control. In addition, the Department of Education may take emergency action to suspend an institution's certification without advance notice if it determines the institution is violating Title IV requirements and determines that immediate action is necessary to prevent misuse of Title IV funds. If the Department of Education did not renew or if it withdrew our schools' certifications to participate in Title IV programs, our students would no longer be able to receive Title IV funds, which would have a material adverse effect on our enrollment, revenues and results of operations.

Congress may change the eligibility standards or reduce funding for Title IV programs.

        The Higher Education Act, which is the federal law that governs Title IV programs, must be periodically reauthorized by Congress, typically every five to six years. The Higher Education Act was most recently reauthorized in August 2008, continuing Title IV programs through at least September 30, 2014. In addition, Congress must determine funding levels for Title IV programs on an annual basis and can change the laws governing Title IV programs at any time. Political and budgetary concerns significantly affect Title IV programs. Because a significant percentage of our revenue is derived from Title IV programs, any action by Congress that significantly reduces Title IV program funding, or reduces our ability or the ability of our students to participate in Title IV programs, would have a material adverse effect on our enrollment, revenues and results of operations. Congressional action could also require us to modify our practices in ways that could increase our administrative and regulatory costs.

Our failure to maintain institutional accreditation would result in a loss of eligibility to participate in Title IV programs.

        An institution must be accredited by an accrediting agency recognized by the Department of Education in order to participate in Title IV programs. Each of our schools is accredited by the Higher Learning Commission of the North Central Association of Colleges and Schools, which is recognized by the Department of Education as a reliable authority regarding the quality of education and training provided by the institutions it accredits. Ashford University was reaccredited by the Higher Learning Commission in 2006 for a term of ten years, and the University of the Rockies was reaccredited by the Higher Learning Commission in 2008 for a term of seven years. The Higher Learning Commission has scheduled a visit for Ashford University for the 2009-10 academic year to review financial performance and the outcomes of the newly approved prior learning assessments and the increase in transfer credits. The Higher Learning Commission has scheduled Ashford University for a comprehensive evaluation during the 2016-17 academic year in connection with the next regularly scheduled accreditation renewal process. The Higher Learning Commission has scheduled the University of the Rockies for a comprehensive evaluation during the 2015-16 academic year in connection with the next regularly scheduled accreditation renewal process. In addition, in connection with the Higher Learning Commission's determination that this offering will constitute a change of control under its standards and its approval of the change requests to proceed with this offering submitted by Ashford University and the University of the Rockies, the Higher Learning Commission has scheduled an on-site focused visit to each of Ashford University and the University of the Rockies, to occur within six months following this offering, to verify that the respective institutions continue to meet the Higher Learning Commission's requirements. The Higher Learning Commission has postponed consideration of a request by the University of the Rockies for approval of three new graduate programs until completion of the on-site visit and formal acceptance of the visiting team's recommendations by the Higher Learning Commission. To remain accredited, we must continuously meet accreditation standards relating to, among other things, performance, governance, institutional integrity, educational quality, faculty, administrative capability, resources and financial stability. If either of our institutions fails to satisfy any of the Higher Learning Commission's standards, it could lose its accreditation. Loss of accreditation would denigrate the value of our institutions' educational programs and would cause them to lose their eligibility to participate in Title IV programs, which would have a material adverse effect on our enrollments, revenues and results of operations.

If one of our schools does not maintain necessary state authorization, it may not operate or participate in Title IV programs.

        To participate in Title IV programs, a school must be authorized by the relevant education agency of the state in which it is physically located.

  •
  Ashford University is located in the State of Iowa and is exempt from having to register as a postsecondary school with the Iowa Secretary of State. Such exemption may be lost or withdrawn if Ashford University fails to comply with requirements under Iowa law for continued exemption.

  •
  The University of the Rockies is located in the State of Colorado and is authorized by the Colorado Commission on Higher Education. Such authorization may be lost or withdrawn if the University of the Rockies fails to submit renewal applications and other required submissions to the state in a timely manner or if the University of the Rockies fails to comply with requirements under Colorado statutes and rules for continued authorization.

Loss of state authorization by one of our schools in the state in which it is physically located would terminate our ability to provide educational services through such school, as well as make such school ineligible to participate in Title IV programs, which would have a material adverse effect on our enrollments, revenues and results of operations.

The Department of Education's Office of Inspector General has commenced a compliance audit of Ashford University which is ongoing, and which could result in repayment of Title IV funds, interest, fines, penalties, remedial action, damage to our reputation in the industry or a limitation on, or a termination of, our participation in Title IV programs.

        The Department of Education's Office of Inspector General (OIG) is responsible for promoting the effectiveness and integrity of the Department of Education's programs and operations. With respect to educational institutions that participate in Title IV programs, the OIG conducts its work primarily through an audit services division and an investigations division. The audit services division typically conducts general audits of schools to assess their administration of federal funds in accordance with applicable rules and regulations. The investigation services division typically conducts focused investigations of particular allegations of fraud, abuse or other wrongdoing against schools by third parties, such as a lawsuit filed under seal pursuant to the federal False Claims Act.

        The OIG audit services division is conducting a compliance audit of Ashford University which commenced in May 2008. The period under audit is March 10, 2005 through June 30, 2009, which is the end of the current Title IV award year of July 1, 2008 through June 30, 2009. The scope of the audit covers Ashford University's administration of Title IV program funds, including compliance with regulations governing institutional and student eligibility, award and disbursement of Title IV program funds, verification of awards, returns of unearned funds and compensation of financial aid and recruiting personnel. Based on our conversations with the OIG, we believe that the OIG will complete its field work and issue a draft audit report sometime in the first half of 2009, to which we will have an opportunity to respond. We expect that the OIG will not issue a final audit report until several months thereafter. The final audit report would include any findings and any recommendations to the Department of Education's Federal Student Aid office based on those findings. If the OIG identifies findings of noncompliance in its final report, the OIG could recommend remedial actions to the office of Federal Student Aid, which would determine what action to take, if any. Such action could include requiring Ashford University to refund federal student aid funds or modify its Title IV administration procedures, imposing fines, limiting, suspending or terminating its Title IV participation or taking other remedial action. Because of the ongoing nature of the OIG audit, we cannot predict with certainty the ultimate extent of the draft or final audit findings or recommendations or the potential liability or remedial actions that might result. See "Risk Factors—Risks Related to the Extensive Regulation of Our Business—If our schools fail to comply with extensive regulatory requirements, we could face monetary liabilities or penalties, restrictions on our operations or growth or loss of access to federal loans and grants for our students on which we are substantially dependent."

The failure of our schools to demonstrate financial responsibility may result in a loss of eligibility to participate in Title IV programs or require the posting of a letter of credit in order to maintain eligibility to participate in Title IV programs.

        To participate in Title IV programs, an eligible institution must, among other things, satisfy specific measures of financial responsibility prescribed by the Department of Education or post a letter of credit in favor of the Department of Education and possibly accept other conditions to the institution's participation in Title IV programs. The measures of financial responsibility include a minimum composite score of 1.5. The composite score is derived from the institution's or its parent's audited, fiscal-year-end financial statements and is calculated annually by the Department of Education for each participating institution, as described in "Regulation—Regulation of Federal Student Financial Aid Programs—

Financial responsibility." If such composite score does not meet or exceed 1.5, the Department of Education may require the institution to post a letter of credit in favor of the Department of Education and possibly accept other conditions on its participation in Title IV programs.

        For the year ended December 31, 2007, our composite score of 0.6 did not meet the 1.5 standard prescribed by the Department of Education and Ashford University was required to post a letter of credit in favor of the Department of Education equal to 10% of total Title IV funds received in 2007, to accept provisional certification to participate in Title IV programs and to conform to the regulations of heightened cash monitoring level one method of payment. Under the heightened cash monitoring level one method of payment, Ashford University may not draw down Title IV funds until the day it disburses them to its students. Ashford University has posted the required letter of credit in the amount of $12.1 million, which will remain in effect through September 30, 2009.

        For the fiscal year ended July 31, 2006, the University of the Rockies did not meet the composite score standard prescribed by the Department of Education and was required to post a letter of credit in favor of the Department of Education equal to 30% of total Title IV funds received in the fiscal year ending July 31, 2007, to accept provisional certification to participate in Title IV programs and to conform to the regulations of heightened cash monitoring level one method of payment. The University of the Rockies did not meet the composite score standard for the fiscal year ended July 31, 2007, and its current program participation agreement with the Department of Education requires it to maintain a letter of credit in the amount of $0.7 million which was posted and will remain in effect through June 30, 2009.

        Based on our calculations, for which we have not yet received confirmation by the Department of Education, we expect our composite score on a consolidated basis to be approximately 1.6 for the year ended December 31, 2008. We intend to request that the Department of Education measure the financial responsibility of the University of the Rockies based on our consolidated composite score, rather than the Department of Education's current practice of relying on the institution's standalone composite score, and the Department of Education has already permitted the institution to change its fiscal year end date to December 31. Based on our calculations, for which we have not yet received confirmation by the Department of Education, we expect the composite score for the University of the Rockies on a standalone basis for the year ended December 31, 2008 to be approximately 1.7. We believe that these composite scores would support the release of both Ashford University and the University of the Rockies from their letter of credit requirements and from conforming to the requirements of the heightened cash monitoring level one method of payment. However, the release of the schools from these requirements is subject to determination by the Department of Education once it receives and reviews our audited financial statements.

        If either Ashford University or the University of the Rockies were unable to secure the required letter of credit, it would lose its eligibility to participate in Title IV programs, which would have a material adverse effect on our enrollments, revenues and results of operations.

The failure of our schools to demonstrate administrative capability may result in a loss of eligibility to participate in Title IV programs.

        Department of Education regulations specify extensive criteria by which an institution must establish that it has the requisite administrative capability to participate in Title IV programs. To meet the administrative capability standards, an institution must, among other things:

  •
  comply with all applicable Title IV program requirements;

  •
  have an adequate number of qualified personnel to administer Title IV programs;

  •
  have acceptable standards for measuring the satisfactory academic progress of its students;

  •
  have various procedures in place for awarding, disbursing and safeguarding Title IV funds and for maintaining required records;

  •
  administer Title IV programs with adequate checks and balances in its system of internal control over financial reporting;

  •
  not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

  •
  provide financial aid counseling to its students;

  •
  refer to the OIG any credible information indicating that any student, parent, employee, third-party servicer or other agent of the institution has engaged in any fraud or other illegal conduct involving Title IV programs;

  •
  submit all required reports and financial statements in a timely manner; and

  •
  not otherwise appear to lack administrative capability.

If an institution fails to satisfy any of these criteria or comply with any other Department of Education regulations, the Department of Education may impose sanctions including:

  •
  transferring the institution to the heightened cash monitoring level two method of payment or to the reimbursement method of payment, which would adversely affect the timing of the institution's receipt of Title IV funds;

  •
  requiring the institution to post a letter of credit in favor of the Department of Education as a condition for continued Title IV certification;

  •
  imposing a monetary liability against the institution in an amount equal to any funds determined to have been improperly disbursed;

  •
  initiating proceedings to impose a fine or to limit, suspend or terminate the institution's participation in Title IV programs;

  •
  taking emergency action to suspend the institution's participation in Title IV programs without prior notice or a prior opportunity for a hearing;

  •
  failing to approve the institution's application for renewal of its certification to participate in Title IV programs; or

  •
  referring a matter for possible civil or criminal investigation.

If we are found not to have satisfied the Department of Education's administrative capability requirements, we could be limited in our access to, or lose, Title IV program funding, which would have a material adverse effect on our enrollments, revenues and results of operations.

We are subject to sanctions if we fail to correctly calculate and return Title IV program funds in a timely manner for students who withdraw before completing their educational program.

        An institution participating in Title IV programs must correctly calculate the amount of unearned Title IV program funds that have been disbursed to students who withdraw from their educational programs before completion and must return those unearned funds in a timely manner, generally within 45 days of the date the school determines that the student has withdrawn. Under Department of Education regulations, failure to make timely returns of Title IV program funds for 5% or more of students sampled on the institution's annual compliance audit in either of its two most recently completed fiscal years can result in an institution's having to post a letter of credit in an amount equal to 25% of its prior year Title IV returns. If unearned funds are not properly calculated and returned in a timely manner, an institution is also subject to monetary liabilities or an action to impose a fine or to limit, suspend or terminate its participation in Title IV programs.

        For the year ended December 31, 2007, Ashford University exceeded the 5% threshold for late refunds sampled due to human error. As a result, we are subject to the requirement to post a letter of credit in favor of the Department of Education equal to 25% of the total refunds in 2007. Ashford University notified the Department of Education of its intention to post this letter of credit, but was advised by the Department of Education that such posting was unnecessary because we had already posted a letter of credit due to our failure to meet the composite score standard, which letter of credit was in excess of the amount required for late refunds. Although we have taken steps to reduce late refunds, we cannot ensure that such steps will be sufficient to address this issue.

Our schools may be sanctioned if they pay impermissible commissions, bonuses or other incentive payments to individuals involved in certain recruiting, admissions or financial aid awarding activities.

        An institution that participates in Title IV programs may not provide any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment, admissions or financial aid awarding activity. Although the Department of Education's regulations set forth 12 "safe harbors" which describe compensation arrangements that do not violate the incentive compensation rule, including the payment and adjustment of salaries and bonuses under certain conditions, the law and regulations do not establish clear criteria for compliance in all circumstances, and the Department of Education no longer reviews and approves compensation plans prior to their implementation. If one of our institutions were to violate the incentive compensation rule, it would be subject to monetary liabilities or to administrative action to impose a fine or to limit, suspend or terminate its eligibility to participate in Title IV programs, which would have a material adverse effect on our enrollments, revenues and results of operations.

We may lose our eligibility to participate in Title IV programs if the percentage of our revenue derived from those programs is too high.

        Pursuant to a provision of the Higher Education Act, as reauthorized in August 2008, a for-profit institution loses its eligibility to participate in Title IV programs if the institution derives more than 90% of its revenues (calculated on a cash basis in accordance with applicable Department of Education regulations) from Title IV funds for two consecutive fiscal years, commencing with the institution's first fiscal year that ends after the new law's effective date of August 14, 2008. This rule is commonly referred to as the "90/10 rule." Any institution that violates the 90/10 rule becomes ineligible to participate in Title IV programs for at least two fiscal years. In addition, an institution whose rate exceeds 90% for any single year will be placed on provisional certification and may be subject to other enforcement measures. We are currently assessing what impact, if any, the Department of Education's revised formula and other changes in federal law will have on our 90/10 calculation.

        In 2007 and 2008, Ashford University derived 83.9% and 86.8%, respectively, and the University of the Rockies derived 61.9% and 80.8%, respectively, of their respective revenues (calculated on a cash basis in accordance with applicable Department of Education regulations) from Title IV funds. In connection with the change by the University of the Rockies to a December 31 fiscal year end date, the Department of Education required the University of the Rockies to calculate its compliance with the 90/10 rule for the fiscal year ending July 31, 2008 and for the 5-month period ending December 31, 2008, and those percentages were 74.3% and 80.8%, respectively. Ineligibility to participate in Title IV programs would have a material adverse effect on our enrollments, revenues and results of operations. Recent changes in federal law which increased Title IV grant and loan limits, and any additional increases in the future, may result in an increase in the revenues we receive from Title IV programs, which could make it more difficult for us to satisfy the 90/10 rule. A provision in the rule allows institutions to exclude (for three years) from their Title IV revenues the additional $2,000 per student in certain annual federal student loan amounts that became available starting in July 2008. Following this period, it is unclear if this revenue will be excluded, and it could therefore impact our ability to satisfy the 90/10 rule.

We may lose our eligibility to participate in Title IV programs if our student loan default rates are too high.

        For each federal fiscal year, the Department of Education calculates a rate of student defaults for each educational institution which is known as a "cohort default rate." An institution may lose its eligibility to participate in some or all Title IV programs if, for each of the three most recent federal fiscal years, 25% or more of its students who became subject to a repayment obligation in that federal fiscal year defaulted on such obligation by the end of the following federal fiscal year. In addition, an institution may lose its eligibility to participate in some or all Title IV programs if its cohort default rate exceeds 40% in the most recent federal fiscal year for which default rates have been calculated by the Department of Education. Ashford University's cohort default rates for the 2004, 2005 and 2006 federal fiscal years, the three most recent years for which information is available, were 2.4%, 4.1% and 4.1%, respectively. The cohort default rates for the University of the Rockies for the 2004, 2005 and 2006 federal fiscal years, the three most recent years for which information is available, were 5.5%, 0% and 0%, respectively. The draft cohort default rate for Ashford University for the 2007 federal fiscal year is 13.2%. Management believes possible factors that may have contributed to this increased draft cohort default rate include (i) a greater number of online students entering repayment and (ii) deteriorating economic conditions which made repayment of loans more difficult for our students. The draft cohort default rate for University of the Rockies for the 2007 federal fiscal year is 0%. These rates are subject to change prior to the issuance of the Department of Education's final report. Because Ashford University's draft cohort default rate for the 2007 federal fiscal year exceeds 10%, it would no longer be exempt from the 30-day disbursement delay rule for first-year, first-time undergraduate student borrowers once the official rate is published by the Department of Education, which is expected to take place in September 2009, if the official rate is equal to or greater than 10%. The loss of this exemption would result in a delay in Ashford University receiving Title IV funds for such students and, accordingly, would negatively affect our cash flows, to the extent we would have otherwise been able to receive such funds sooner.

        The August 2008 reauthorization of the Higher Education Act includes significant revisions to the requirements concerning cohort default rates. Under the revised law, the period for which students' defaults on their loans are included in the calculation of an institution's cohort default rate has been extended by one additional year, which is expected to increase the cohort default rates for most institutions. That change will be effective with the calculation of institutions' cohort default rates for the federal fiscal year ending September 30, 2009, which rates are expected to be calculated and issued by the Department of Education in 2012. The Department of Education will not impose sanctions based on rates calculated under this new methodology until three consecutive years of rates have been calculated, which is expected to occur in 2014. Until that time, the Department of Education will continue to calculate rates under the old calculation method and impose sanctions based on those rates. The revised law also increases the threshold for ending an institution's participation in the relevant Title IV programs from 25% to 30%, effective in the federal fiscal year 2012. Ineligibility to participate in Title IV programs would have a material adverse effect on our enrollments, revenues and results of operations.

Our failure to comply with regulations of various states could preclude us from recruiting or enrolling students in those states.

        Various states impose regulatory requirements on educational institutions operating within their boundaries. Several states have sought to assert jurisdiction over online educational institutions that have no physical location or other presence in the state but that offer educational services to students who reside in the state or that advertise to or recruit prospective students in the state. State regulatory requirements for online education are inconsistent between states and are not well developed in many jurisdictions. As such, these requirements are subject to change and in some instances are unclear or are left to the discretion of state employees or agents. Our changing business and the constantly changing regulatory environment require us to regularly evaluate our state regulatory compliance activities. If we are found not to be in compliance and a state seeks to restrict one or more of our business activities within that state, we may not be able to recruit students from that state and may have to cease recruiting or enrolling students in that state.

        Although the only state authorizations required for Ashford University and the University of the Rockies to participate in Title IV programs are the exemption for Ashford University in the State of Iowa and the University of the Rockies' authorization from the Colorado Commission of Higher Education, the loss of licensure or authorization in other states, or the assertion by other states that licensure is required within their states, could prohibit us from recruiting or enrolling students in those states.

If a substantial number of our students cannot secure Title IV loans as a result of decreased lender participation in Title IV programs or if lenders increase the costs or reduce the benefits associated with the Title IV loans they provide, we could be materially adversely affected.

        The cumulative impact of recent regulatory and market developments has caused some lenders, including some lenders that have previously provided Title IV loans to our students, to cease providing Title IV loans to students. Other lenders have reduced the benefits and increased the fees associated with the Title IV loans they do provide. In addition, the new regulatory refinements may result in higher administrative costs for schools, including us. If the costs of Title IV loans increase or if availability decreases, some students may decide not to enroll in a postsecondary institution, which could have a material adverse effect on our enrollments, revenues and results of operations. In May 2008, new federal legislation was enacted to attempt to ensure that all eligible students will be able to obtain Title IV loans in the future and that a sufficient number of lenders will continue to provide Title IV loans. Among other things, the new legislation:

  •
  authorizes the Department of Education to purchase Title IV loans from lenders, thereby providing capital to the lenders to enable them to continue making Title IV loans to students; and

  •
  permits the Department of Education to designate institutions eligible to participate in a "lender of last resort" program, under which federally recognized student loan guaranty agencies will be required to make Title IV loans to all otherwise eligible students at those institutions.

We cannot predict whether this legislation will be effective in ensuring students' access to Title IV loan funding through private lenders.

        In February 2009, President Barack Obama released a budget blueprint which proposes that all Title IV loans be originated through the Federal Direct Loan Program rather than through the Federal Family Education Loan (FFEL) Program beginning in the 2010 federal fiscal year. The proposal has not been passed by Congress and is subject to further review and amendment. If the proposal passes, our institutions would be required to certify loans through the Federal Direct Loan Program (for which we are eligible to participate) rather than through the FFEL Program. The elimination of the FFEL Program would also end the student loan subsidies and guarantees available to private lenders under the FFEL Program and would discourage such lenders from making student loans in the future. See "Business—Student Financing—Title IV Programs" for more information regarding the Federal Direct Loan Program and Federal Family Education Loan Program. A reduction in the number of private lenders willing to provide loans to our students could have a material adverse effect on our enrollments, revenues and results of operations.

If regulators do not approve or if they delay their approval of transactions involving a change of control of our company, our ability to participate in Title IV programs may be impaired.

        If we experience a change of control under the standards of applicable state education agencies, the Higher Learning Commission or the Department of Education, we must seek the approval of each relevant regulatory agency. The failure of one of our schools to reestablish its state authorization, Higher Learning Commission accreditation or Department of Education certification following a change in control could result in a suspension or loss of operating authority or ability to participate in Title IV programs, which would have a material adverse effect on our enrollments, revenues and results of operations. Transactions or events that constitute a change of control include significant acquisitions or dispositions of an institution's common stock and significant changes in the composition of an institution's board of directors.

        Immediately prior to this offering, Warburg Pincus beneficially owned 90.6% of our outstanding common stock on an as-if-converted basis. Immediately after the closing of this offering, Warburg Pincus will beneficially own    % of our outstanding common stock. We have received confirmation from the Department of Education that this offering will not constitute a change in control. However, the Higher Learning Commission has determined this offering will constitute a change of control under its standards. As a result of this determination, Ashford University and the University of the Rockies each submitted a change request to the Higher Learning Commission seeking permission for this offering to proceed, which was approved; however, the Higher Learning Commission will conduct a separate on-site focused visit to each institution within six months following this offering to verify that the respective institutions continue to meet Higher Learning Commission requirements. Ashford University is exempt from registration requirements in the state of Iowa based on its accreditation by the Higher Learning Commission and under a certificate that states that the school's file is closed and no further renewals or requests for exemption are required. The Colorado Commission on Higher Education has confirmed that this offering will not affect the current authorization of the University of the Rockies and that no further action is required in connection with this offering. We do not believe that any of the other state education agencies that issue approvals to our institutions will require further approvals in connection with this offering, and we have sought confirmation of that conclusion from those agencies. If any of these agencies deem this offering to be a change in control, we would have to apply for and obtain approval from that agency.

        If, following this offering, the beneficial ownership of Warburg Pincus falls below 25%, or if other events occur that cause us to file a current report on Form 8-K disclosing a change of control, the Department of Education will deem a change of control to have occurred. The potential adverse effects of a change of control with respect to participation in Title IV programs could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of our common stock. The adverse regulatory effect of a change of control could also discourage bids for shares of our common stock and could have an adverse effect on the market price of our common stock.

We cannot offer new programs, expand our physical operations into certain states or acquire additional schools if such actions are not approved in a timely fashion by the applicable regulatory agencies, and we may have to repay Title IV funds disbursed to students enrolled in any such programs, states or acquired schools if we do not obtain prior approval.

        Our expansion efforts include offering new educational programs, some of which may require regulatory approval. In addition, we may increase our physical operations in additional states and seek to acquire additional schools. If we are unable to obtain the necessary approvals for such new programs, operations or acquisitions from the Department of Education, the Higher Learning Commission or any applicable state education agency or other accrediting agency, or if we are unable to obtain such approvals in a timely manner, our ability to consummate the planned actions and provide Title IV funds to any affected students would be impaired, which could have a material adverse effect on our expansion plans. If we were to determine erroneously that any such action did not need approval or had all required approvals, we could be liable for repayment of the Title IV program funds provided to students in that program or at that location.

Our regulatory environment and our reputation may be negatively influenced by the actions of other postsecondary institutions.

        In recent years, regulatory investigations and civil litigation have been commenced against several postsecondary educational institutions. These investigations and lawsuits have alleged, among other things, deceptive trade practices and non-compliance with Department of Education regulations. These allegations have attracted adverse media coverage and have been the subject of federal and state legislative hearings. Although the media, regulatory and legislative focus has been primarily on the allegations made against these specific companies, broader allegations against the overall postsecondary sector may negatively impact public perceptions of postsecondary educational institutions, including Ashford University and the University of the Rockies. Such allegations could result in increased scrutiny and regulation by the Department of Education, Congress, accrediting bodies, state legislatures or other governmental authorities on all postsecondary institutions, including us.

Risks Related to Our Business

Our financial performance depends on our ability to continue to develop awareness among, to recruit and to retain students.

        Building awareness among potential students of Ashford University and the University of the Rockies and the programs we offer is critical to our ability to attract prospective students. It is also critical to our success that we convert these prospective students to enrolled students in a cost-effective manner and that these enrolled students remain active in our programs. Some of the factors that could prevent us from successfully recruiting and retaining students in our programs include:

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  the emergence of more and better competitors;

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  factors related to our marketing efforts, including the costs of Internet advertising and broad-based branding campaigns;

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  performance problems with our online systems;

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  failure to maintain accreditation and eligibility for Title IV programs;

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  student dissatisfaction with our services and programs;

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  a decrease in the perceived or actual economic benefits that students derive from our programs;

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  adverse publicity regarding us or online or postsecondary education generally;

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  price reductions by competitors that we are unwilling or unable to match; and

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  a decline in the acceptance of online education.

Strong competition in the postsecondary education market, especially in the online education market, could decrease our market share, increase our cost of recruiting students and put downward pressure on our tuition rates.

        Postsecondary education is highly competitive. We compete with traditional public and private two- and four-year colleges as well as with other postsecondary schools. Traditional colleges and universities may offer programs similar to ours at lower tuition levels as a result of government subsidies, government and foundation grants, tax-deductible contributions and other financial sources not available to for-profit postsecondary institutions. In addition, some of our competitors, including both traditional colleges and universities, have substantially greater brand recognition and financial and other resources than we have, which may enable them to compete more effectively for potential students. We also expect to face increased competition as a result of new entrants to the online education market, including traditional colleges and universities that had not previously offered online education programs.

        We may not be able to compete successfully against current or future competitors and may face competitive pressures that could adversely affect our business. We may be required to reduce our tuition or increase spending in order to retain or to attract students or to pursue new market opportunities. We may also face increased competition in maintaining and developing new marketing relationships with corporations, particularly as corporations become more selective as to which online universities they will encourage their employees to attend and from which they will hire prospective employees.

System disruptions and vulnerability from security risks to our technology infrastructure could impact our ability to generate revenue and could damage the reputation of our institutions.

        The performance and reliability of our technology infrastructure is critical to our reputation and to our ability to attract and retain students. We license the software and related hosting and maintenance services for our online platform from Blackboard, Inc. and the software and related maintenance services for our student information system from Campus Management Corp., both of whom are third-party software and service providers. Additionally, we develop and utilize proprietary software, primarily for our customer relationship management, or CRM, system. Any system error or failure, or a sudden and significant increase in bandwidth usage, could result in the unavailability of systems to us or our students.

        Our computer networks may also be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. As a result, we may be required to expend significant resources to protect against this threat. Although we continually monitor the security of our technology infrastructure, we cannot assure you that these efforts will protect our computer networks against the threat of security breaches.

We may not be able to retain our key personnel or hire and retain the personnel we need to sustain and grow our business.

        Our success depends largely on the skills, efforts and motivations of our executive officers, who generally have significant experience with our company and within the education industry. Due to the nature of our business, we face significant competition in attracting and retaining personnel who possess the skill sets we seek. In addition, key personnel may leave us and may subsequently compete against us. We do not carry life insurance on our key personnel for our benefit. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could impair our ability to sustain and grow our business. In addition, because we operate in a highly competitive industry, our hiring of qualified executives or other personnel may cause us or such persons to be subject to lawsuits alleging misappropriation of trade secrets, improper solicitation of employees or other claims.

If we are unable to hire and to continue to develop new and existing employees responsible for student recruitment, the effectiveness of our student recruiting efforts would be adversely affected.

        To support our planned enrollment and revenue growth, we intend to (i) hire, develop and train a significant number of additional employees responsible for student recruitment and (ii) retain and continue to develop and train our current student recruitment personnel. Our ability to develop and maintain a strong student recruiting function may be affected by a number of factors, including our ability to integrate and motivate our enrollment advisors, our ability to effectively train our enrollment advisors, the length of time it takes new enrollment advisors to become productive, regulatory restrictions on the method of compensating enrollment advisors and the competition in hiring and retaining enrollment advisors.

We have identified material weaknesses in our internal control over financial reporting which, if not remediated, could cause us to fail to timely and accurately report our financial results or prevent fraud, result in restatements of our consolidated financial statements and could subject our stock to delisting. As a consequence, stockholders could lose confidence in our financial reporting and our stock price could suffer.

        In connection with the preparation of our consolidated financial statements included elsewhere in this prospectus, as well as certain previously issued financial statements, we concluded that there were material weaknesses in our internal control over financial reporting. A material weakness is a control deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of our financial statements would not be prevented or detected on a timely basis by our employees in the normal course of performing their assigned functions. In particular, we concluded that we did not have:

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  a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the selection and application of GAAP, performance of supervisory review and analysis and application of sufficient analysis on significant contracts, judgments and estimates; or

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  effective controls over the selection, application and monitoring of accounting policies related to redeemable convertible preferred stock, earnings per share, leasing transactions, stock based compensation, revenue recognition and purchase accounting to ensure that such transactions were accounted for in conformity with GAAP.

        We restated our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 in large part due to these inadequate internal controls.

        As a public company, we will be required to file annual and quarterly reports containing our consolidated financial statements and will be subject to the requirements and standards set by set by the Securities and Exchange Commission (SEC), the Public Company Accounting Oversight Board (PCAOB) and the New York Stock Exchange (NYSE). If we fail to remediate our material weaknesses or to otherwise develop and maintain adequate internal control over financial reporting, we could fail to timely and accurately report our financial results or prevent fraud, have to restate our financial statements or have our stock delisted. Any such failure could also adversely affect the results of periodic management evaluations regarding the effectiveness of our internal control over financial reporting that will be required when the SEC's rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with our annual report on Form 10-K for the year ending December 31, 2010. As a result, stockholders could lose confidence in our financial reporting and our stock price could suffer.

        Although we are in the process of remediating these material weaknesses, we have not yet been able to complete our remediation efforts. It will take additional time and expenditures to design, implement and test the controls and procedures required to enable our management to conclude that our internal control over financial reporting is effective. We cannot at this time estimate how long it will take to complete our remediation efforts, and we cannot assure you that measures we plan to take will be effective in mitigating or preventing significant deficiencies or material weaknesses in our internal control over financial reporting.

A decline in the overall growth of enrollment in postsecondary institutions, or in the number of students seeking degrees in our core disciplines, could cause us to experience lower enrollment at our schools.

        We have experienced significant growth since we acquired Ashford University in 2005. However, while we have continued to achieve growth in revenues and enrollment year-over-year, these growth rates have declined in recent periods and are expected to continue to decline in the future. According to a September 2008 report from the National Center for Education Statistics, enrollment in degree-granting, postsecondary institutions is projected to grow 12.0% over the ten-year period ending in the fall of 2016 to 19.9 million. This growth is slower than the 23.6% increase reported in the prior ten-year period ended in the fall of 2006, when enrollment increased from 14.4 million in 1996 to 17.8 million in 2006. In addition, according to a March 2008 report from the Western Interstate Commission for Higher Education, the number of high school graduates that are eligible to enroll in degree-granting, postsecondary institutions is expected to peak at 3.3 million for the class of 2008 and decline by 150,000 for the class of 2014. In order to maintain current growth rates, we will need to attract a larger percentage of students in existing markets and expand our markets by creating new academic programs. In addition, if job growth in the fields related to our core disciplines is weaker than expected, fewer students may seek the types of degrees that we offer.

Our success depends in part on our ability to update and expand the content of existing programs and to develop new programs, concentrations and specializations on a timely basis and in a cost-effective manner.

        The updates and expansions of our existing programs and the development of new programs, concentrations and specializations may not be accepted by existing or prospective students or employers. If we do not adequately respond to changes in market requirements, our business will be adversely affected. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs as quickly as students require or as quickly as our competitors introduce competing programs. To offer a new academic program, we may be required to obtain appropriate federal, state and accrediting agency approvals, which may be conditioned or delayed in a manner that could significantly affect our growth plans. In addition, to be eligible for federal student financial aid programs, a new academic program may need to be approved by the Department of Education.

        Establishing new academic programs or modifying existing programs requires us to make investments in management and capital expenditures, incur marketing expenses and reallocate other resources. We may have limited experience with the programs in new disciplines and may need to modify our systems and strategy or enter into arrangements with other educational institutions to provide new programs effectively and profitably. If we are unable to increase enrollment in new programs, offer new programs in a cost-effective manner or are otherwise unable to manage effectively the operations of newly established academic programs, our revenues and results of operations could be adversely affected.

Our failure to keep pace with changing market needs could harm our ability to attract students.

        Our success depends to a large extent on the willingness of employers to hire, promote or increase the pay of our graduates. Increasingly, employers demand that their new employees possess appropriate technical and analytical skills and also appropriate interpersonal skills, such as communication and teamwork. These skills can evolve rapidly in a changing economic and technological environment. Accordingly, it is important that our educational programs evolve in response to those economic and technological changes.

        The expansion of existing academic programs and the development of new programs may not be accepted by current or prospective students or by the employers of our graduates. Even if we develop acceptable new programs, we may not be able to begin offering those new programs in a timely fashion or as quickly as our competitors offer similar programs. If we are unable to adequately respond to changes in market requirements due to regulatory or financial constraints, unusually rapid technological changes or other factors, the rates at which our graduates obtain jobs in their fields of study could suffer, our ability to attract and retain students could be impaired and our business could be adversely affected.

We are subject to laws and regulations as a result of our collection and use of personal information, and any violations of such laws or regulations, or any breach, theft or loss of such information, could adversely affect us.

        Possession and use of personal information in our operations subjects us to risks and costs that could harm our business. We collect, use and retain large amounts of personal information regarding our applicants, students, faculty, staff and their families, including social security numbers, tax return information, personal and family financial data and credit card numbers. We also collect and maintain personal information about our employees in the ordinary course of our business. Our services can be accessed globally through the Internet. Therefore, we may be subject to the application of national privacy laws in countries outside the United States from which applicants and students access our services. Such privacy laws could impose conditions that limit the way we market and provide our services. Our computer networks and the networks of certain of our vendors that hold and manage confidential information on our behalf may be vulnerable to unauthorized access, employee theft or misuse, computer hackers, computer viruses and other security threats. Confidential information may also inadvertently become available to third parties when we integrate systems or migrate data to our servers following an acquisition of a school or in connection with periodic hardware or software upgrades. Due to the sensitive nature of the personal information stored on our servers, our networks may be targeted by hackers seeking to access this data. A user who circumvents security measures could misappropriate sensitive information or cause interruptions or malfunctions in our operations. Although we use security and business controls to limit access and use of personal information, a third party may be able to circumvent those security and business controls, which could result in a breach of student or employee privacy. In addition, errors in the storage, use or transmission of personal information could result in a breach of privacy for current or prospective students or employees. Possession and use of personal information in our operations also subjects us to legislative and regulatory burdens that could require notification of data breaches and could restrict our use of personal information, and a violation of any laws or regulations relating to the collection or use of personal information could result in the imposition of fines against us. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. A major breach, theft or loss of personal information regarding our students and their families or our employees that is held by us or our vendors, or a violation of laws or regulations relating to the same, could have a material adverse effect on our reputation and could result in further regulation and oversight by federal and state authorities and increased costs of compliance.

An increase in interest rates could adversely affect our ability to attract and retain students.

        For the years ended December 31, 2006, 2007 and 2008, Ashford University derived 79.9%, 83.9% and 86.8%, respectively, of its revenues (calculated on a cash basis in accordance with applicable Department of Education regulations) from Title IV programs. For the years ended December 31, 2007 and 2008, the University of the Rockies derived 61.9% and 80.8%, respectively, of its revenues (calculated on a cash basis in accordance with applicable Department of Education regulations) from Title IV programs. Additionally, some of our students finance their education through private loans that are not part of Title IV programs. Interest rates have reached relatively low levels in recent years, creating a favorable borrowing environment for students. However, if Congress increases interest rates on Title IV loans, or if private loan interest rates rise, our students would have to pay higher interest rates on their loans. Any future increase in interest rates will result in a corresponding increase in educational costs to our existing and prospective students. Higher interest rates could also contribute to higher default rates with respect to our students' repayment of their education loans. Higher default rates may in turn adversely impact our eligibility to participate in some or all Title IV programs, which would have a material adverse effect on our enrollments, revenues and results of operations.

We operate in a highly competitive market with rapid technological change, and we may not have the resources needed to compete successfully.

        Online education is a highly competitive market that is characterized by rapid changes in students' technological requirements and expectations and evolving market standards. Our competitors vary in size and organization, and we compete for students with traditional public and private two- and four-year colleges and universities and other postsecondary schools, including those that offer online educational programs. Each of these competitors may develop platforms or other technologies that allow for greater levels of interactivity between faculty and students or that are otherwise superior to the platform and technology we use, and these differences may affect our ability to recruit and retain students. We may not have the resources necessary to acquire or compete with technologies being developed by our competitors, which may render our online delivery format less competitive or obsolete.

Our growth may place a strain on our resources.

        We have experienced significant growth since we acquired Ashford University in 2005. The growth that we have experienced in the past, as well as any further growth that we experience, may place a significant strain on our resources and increase demands on our management information and reporting systems and financial management controls. If we are unable to manage our growth effectively while maintaining appropriate internal controls, we may experience operating inefficiencies that could increase our costs.

We rely on exclusive proprietary rights and intellectual property that may not be adequately protected under current laws, and we may encounter disputes from time to time relating to our use of intellectual property of third parties.

        Our success depends in part on our ability to protect our proprietary rights. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names and agreements to protect our proprietary rights. We rely on service mark and trademark protection in the United States and select foreign jurisdictions to protect our rights to the marks "Ashford," "Ashford University," "Bridgepoint," "Classline" and "Smart Track" as well as distinctive logos and other marks associated with our services. We rely on agreements under which we obtain rights to use course content developed by faculty members and other third-party content experts. We cannot assure you that these measures will be adequate, that we have secured, or will be able to secure, appropriate protections for all of our proprietary rights in the United States or select foreign jurisdictions or that third parties will not infringe upon or violate our proprietary rights. Despite our efforts to protect these rights, unauthorized third parties may attempt to duplicate or copy the proprietary aspects of our curricula, online resource material and other content. Our management's attention may be diverted by these attempts, and we may need to use funds in litigation to protect our proprietary rights against any infringement or violation.

        We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in these disputes. In certain instances, we may not have obtained sufficient rights in the content of a course. Third parties may raise a claim against us alleging an infringement or violation of the intellectual property of that third party. Some third party intellectual property rights may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid those intellectual property rights. Any such intellectual property claim could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether such claim has merit. Our insurance may not cover potential claims of this type adequately or at all, and we may be required to alter the content of our classes or pay monetary damages, which may be significant.

We may incur liability for the unauthorized duplication or distribution of class materials posted online for class discussions.

        In some instances our faculty members or our students may post various articles or other third-party content on class discussion boards. We may incur liability for the unauthorized duplication or distribution of this material posted online for class discussions. Third parties may raise claims against us for the unauthorized duplication of this material. Any such claims could subject us to costly litigation and could impose a significant strain on our financial resources and management personnel regardless of whether the claims have merit. Our general liability insurance may not cover potential claims of this type adequately or at all, and we may be required to alter the content of our courses or pay monetary damages.

Our student enrollment and revenues could decrease if the government tuition assistance offered to military personnel is reduced or eliminated, if scholarships which we offer to military personnel are reduced or eliminated or if our relationships with military bases deteriorate.

        As of December 31, 2008, 14.6% of our students are affiliated with the military, some of whom are eligible to receive tuition assistance from the government, which they may use to pursue postsecondary degrees. If governmental tuition assistance programs to active duty members of the military are reduced or eliminated or if our relationships with any military base deteriorates, our enrollment could suffer. Additionally, during 2008, we provided scholarships of $4.1 million to students who were affiliated with the military. If we reduce or eliminate our scholarships, our enrollment by military personnel may suffer. In addition, if we increase our scholarships, our per student revenue from military affiliated personnel will decline.

Our expenses may cause us to incur operating losses if we are unsuccessful in achieving growth.

        Our spending is based, in significant part, on our estimates of future revenue and is largely fixed in the short term. As a result, we may be unable to adjust our spending in a timely manner if our revenues fall short of our expectations. Accordingly, any significant shortfall in revenues in relation to our expectations would have an immediate and material adverse effect on our profitability. In addition, as our business grows, we anticipate increasing our operating expenses to expand our program offerings, marketing initiatives and administrative organization. Any such expansion could cause material losses to the extent we do not generate additional revenues sufficient to cover those expenses.

Seasonal and other fluctuations in our results of operations could adversely affect the trading price of our common stock.

        Although not apparent in our results of operations due to our rapid rate of growth, our operations are generally subject to seasonal trends. As our growth rate declines we expect to experience seasonal fluctuations in results of operations as a result of changes in the level of student enrollment. While we enroll students throughout the year, first and fourth quarter new enrollments and revenue generally are lower than other quarters due to the holiday break in December and January. We generally experience a seasonal increase in new enrollments in August and September of each year when most other colleges and universities begin their fall semesters. These fluctuations may cause volatility in or have an adverse effect on the market price of our stock.

We have a limited operating history. Accordingly, our historical and recent financial and business results may not necessarily be representative of what they will be in the future.

        We have a limited operating history on which you can evaluate our business strategy, our financial results and trends in our business. As a result, our historical results and trends, including enrollments, cohort default rates and bad debt expense, may not be indicative of our future results. Also, until recently we have been operating in a favorable economic environment and have not experienced how our business might be affected by economic downturns, such as the recent deterioration in the U.S. economy. We are subject to risks and uncertainties that are not typically encountered by companies that have longer operating histories or that are in more mature businesses. Therefore, our recent operating history may not be representative of our business going forward, and we may not be able to sustain our recent profitability.

Government regulations relating to the Internet could increase our cost of doing business, affect our ability to grow or otherwise have a material adverse effect on our business.

        The increasing popularity and use of the Internet and other online services has led and may lead to the adoption of new laws and regulatory practices in the United States or in foreign countries and to new interpretations of existing laws and regulations. These new laws and interpretations may relate to issues such as online privacy, copyrights, trademarks and service marks, sales taxes, fair business practices and the requirement that online education institutions qualify to do business as foreign corporations or be licensed in one or more jurisdictions where they have no physical location or other presence. New laws, regulations or interpretations related to doing business over the Internet could increase our costs and materially and adversely affect our enrollments.

We use third-party software for our online platform, and if the provider of that software was to cease to do business or was acquired by a competitor, we may have difficulty maintaining the software required for our online platform or updating it for future technological changes.

        We use the Blackboard Academic Suite, provided by Blackboard, Inc., a third-party software and service provider, for our online platform. This suite provides an online learning management system and provides for the storage, management and delivery of course content. The suite also includes collaborative spaces for student communication and participation with other students and faculty as well as grade and attendance management for faculty and assessment capabilities to assist us in maintaining quality. We rely on Blackboard for administrative support and hosting of the system. If Blackboard ceased to operate or was unable or unwilling to continue to provide us with services or upgrades on a timely basis, we may have difficulty maintaining the software required for our online platform or updating it for future technological changes.

We may incur significant costs complying with the Americans with Disabilities Act and with similar laws.

        Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Additional federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. For example, the Fair Housing Amendments Act of 1988, or FHAA, requires apartment properties first occupied after March 13, 1990, to be accessible to the handicapped. We have not conducted an audit or investigation of all of our properties to determine our compliance with present requirements. Noncompliance with the ADA or FHAA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature. We cannot predict the ultimate amount of the cost of compliance with the ADA, FHAA or other legislation.

Our failure to comply with environmental laws and regulations governing our activities could result in financial penalties and other costs.

        We use hazardous materials at our ground campuses and generate small quantities of waste, such as used oil, antifreeze, paint, car batteries and laboratory materials. As a result, we are subject to a variety of environmental laws and regulations governing, among other things, the use, storage and disposal of solid and hazardous substances and waste and the clean-up of contamination at our facilities or off-site locations to which we send or have sent waste for disposal. In the event we do not maintain compliance with any of these laws and regulations, or are responsible for a spill or release of hazardous materials, we could incur significant costs for clean-up, damages and fines or penalties.

Our failure to obtain additional capital in the future could adversely affect our ability to grow.

        We believe that proceeds from this offering and cash flow from operations will be adequate to fund our current operating and growth plans for the foreseeable future. However, we may need additional financing in order to finance our continued growth, particularly if we pursue any acquisitions. The amount, timing and terms of such additional financing will vary principally depending on the timing and size of new program offerings, the timing and size of acquisitions we may seek to consummate and the amount of cash flows from our operations. To the extent that we require additional financing in the future, such financing may not be available on terms acceptable to us or at all and, consequently, we may not be able to fully implement our growth strategy.

If we are not able to integrate acquired schools, our business could be harmed.

        From time to time, we may pursue acquisitions of other schools. Integrating acquired operations into our business involves significant risks and uncertainties, including:

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  inability to maintain uniform standards, controls, policies and procedures;

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  distraction of management's attention from normal business operations during the integration process;

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  inability to obtain, or delay in obtaining, approval of the acquisition from the necessary regulatory agencies, or the imposition of operating restrictions or a letter of credit requirement on us or on the acquired school by any of those regulatory agencies;

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  expenses associated with the integration efforts; and

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  unidentified issues not discovered in our due diligence process, including legal contingencies.

Our corporate headquarters are located in a high brush fire danger area and near major earthquake fault lines.

        Our corporate headquarters are located in San Diego, California in a high brush fire danger area and near major earthquake fault lines. We could be materially and adversely affected in the event of a brush fire or major earthquake, either of which could significantly disrupt our business.

A protracted economic slowdown and rising unemployment could harm our business.

        We believe that many students pursue postsecondary education to be more competitive in the job market. However, a protracted economic slowdown could increase unemployment and diminish job prospects generally. Diminished job prospects and heightened financial worries could affect the willingness of students to incur loans to pay for postsecondary education and to pursue postsecondary education in general. As a result, our enrollment could suffer.

        In addition, many of our students borrow Title IV loans to pay for tuition, fees and other expenses. A protracted economic slowdown could negatively impact our students' ability to repay those loans which would negatively impact our cohort default rate. See "Risk Factors—Risks Related to the Extensive Regulation of Our Business—We may lose eligibility to participate in Title IV programs if our student loan default rates are too high."

        Our students also are frequently able to borrow Title IV loans in excess of their tuition and fees. The excess is received by the students as a stipend. However, if a student withdraws, we must return any unearned Title IV funds including stipends. A protracted economic slowdown could negatively impact our students' ability to repay those stipends. As a result, the amount of Title IV funds we would have to return without reimbursement from students (and our bad debt expense) could increase, and our results could suffer.

If we become involved in litigation or other legal proceedings, we could incur significant defense costs and losses in the event of adverse outcomes.

        From time to time, we are a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not at this time a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material adverse effect on our business, financial condition, results of operations or cash flows.

If certain holders of our common stock and warrants to purchase common stock as of July 2005 do not enter into settlement agreements with us related to a stockholder dispute that arose in February 2009, such holders could pursue action against us based on the claims raised in the dispute.

        In February 2009, certain holders of common stock and warrants to purchase common stock asserted various claims against us, our directors and officers and Warburg Pincus based primarily on allegations of breach of fiduciary duty and violations of corporate governance principles involving amendments to our certificate of incorporation made in connection with financings in 2005 and by certain stock options granted by us to our employees. On March 29, 2009, we reached a settlement with the claimants regarding these claims. The claimants represent 90% of the holders of common stock and 59% of the shares of common stock subject to warrants outstanding, in each case as of July 27, 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability—Settlement of Stockholder Dispute."

        We are notifying the other holders of common stock and other holders of warrants to purchase shares of common stock, in each case as of July 27, 2005, regarding these claims, the settlement terms and their ability to participate in the settlement, and we expect that all such holders will ultimately agree to the settlement. While we are working vigorously to have such agreements signed by the other holders, we cannot guarantee that all such holders will do so. Each such holder who signs the settlement agreement will be treated on the same basis as the claimants. If any other such holder elects not to participate in the settlement, the portion of the settlement consideration otherwise payable to such holder will not be paid, and such holder will be entitled to pursue action against us and Warburg Pincus based on the claims raised in the dispute, which could distract management and result in liability in excess of the amount we have reserved for the settlement.

Risks Related to the Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

        Immediately prior to this offering, there has been no public market for our common stock. An active and liquid public market for our common stock may not develop or be sustained after this offering. The price of our common stock in any such market may be higher or lower than the price you pay. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters and such price may not be indicative of prices that will prevail in the open market following this offering.

The price of our common stock may fluctuate significantly and you could lose all or part of your investment.

        Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock could fluctuate significantly for various reasons, which include:

  •
  our quarterly or annual earnings or those of other companies in our industry;

  •
  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

  •
  changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

  •
  seasonal variations in our student enrollment;

  •
  new laws or regulations or new interpretations of laws or regulations applicable to our business;

  •
  changes in our enrollment or in the growth rate of our enrollment;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  changes in general conditions in the United States and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

  •
  litigation involving our company or investigations or audits by regulators into the operations of our company or our competitors; and

  •
  sales of common stock by our directors, executive officers and significant stockholders.

In addition, in recent months, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. Changes may occur without regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company.

If securities or industry analysts do not publish research or reports about our business, if they change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

As a public company, we will become subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy, will increase our costs and may divert management attention from our business.

        We have historically operated as a private company. After this offering, we must file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Securities and Exchange Act of 1934, as amended. We will be required to ensure that we have the ability to prepare financial statements that comply with SEC reporting requirements on a timely basis. We will also become subject to other reporting and corporate governance requirements, including the listing standards of the NYSE and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will be required to:

  •
  prepare and distribute periodic reports and other shareholder communications in compliance with our obligations under the federal securities laws and NYSE rules;

  •
  create or expand the roles and duties of our board of directors and committees of the board;

  •
  institute compliance and internal audit functions that are more comprehensive;

  •
  evaluate and maintain our system of internal control over financial reporting, and report on management's assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the PCAOB;

  •
  involve and retain outside legal counsel and accountants in connection with the activities listed above;

  •
  enhance our investor relations function; and

  •
  establish new internal policies, including those relating to disclosure controls and procedures.

        The changes required by becoming a public company will require a significant commitment of additional resources and management oversight that will cause us to incur increased costs and which might place a strain on our systems and resources. As a result, our management's attention might be diverted from other business concerns. In addition, we might not be successful in implementing these requirements.

        In particular, our internal control over financial reporting does not currently meet the standards set forth in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The adequacy of our internal control over financial reporting must be assessed by management for each year commencing with the year ending December 31, 2010. We do not currently have comprehensive documentation of our internal control over financial reporting, nor do we document or test our compliance with these controls on a periodic basis in accordance with Section 404 of the Sarbanes-Oxley Act. Furthermore, we have not tested our internal control over financial reporting in accordance with Section 404 and, due to our lack of documentation, such a test would not be possible to perform at this time. If we are unable to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to report on the adequacy of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis and may suffer adverse regulatory consequences or violations of NYSE listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

Sales of outstanding shares of our stock into the market in the future could cause the market price of our stock to drop significantly, even if our business is doing well.

        After this offering,                  shares of our common stock will be outstanding. Of these shares,                  will be freely tradable (including the                   shares sold in this offering, except for shares that may be purchased by our affiliates), without restriction, in the public market. Our directors, executive officers and certain security holders have agreed to enter into "lock up" agreements with the underwriters, in which they will agree to refrain from selling their shares for a period of 180 days after

this offering, subject to certain extensions. After the lock-up period expires, up to an additional                  currently outstanding shares will be eligible for sale in the public market (                  of which are held by directors, executive officers and other affiliates) and will be subject to volume limitations under Rule 144 under the Securities Act of 1933. If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up period expires, the trading price of our common stock could decline. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. may, in their sole discretion, permit our directors, officers, employees and security holders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

        In addition, as of March 1, 2009, there were 39,724,430 shares underlying options and 6,850,595 shares underlying warrants that were issued and outstanding, and we have an aggregate of                  shares of common stock reserved for future issuance under our equity incentive plans. These shares will become eligible for sale in the public market to the extent permitted by the provisions of various option and warrant agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our stock could decline.

        Shortly after the effectiveness of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our equity incentive plans. Upon filing the Form S-8, shares of common stock issued upon the exercise of options or otherwise under our equity incentive plans will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to the lock-up agreements described above.

You will suffer immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

        If you purchase common stock in this offering, you will experience immediate and substantial dilution insofar as the public offering price will be substantially greater than the tangible book value per share of our outstanding common stock after giving effect to this offering. See "Dilution." The exercise of outstanding options and warrants and any future equity issuances by us will result in further dilution to investors.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

        Following the closing of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, shares that may be issued to satisfy our obligations under our incentive plans or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, likely would result in your interest in us being subject to the prior rights of holders of that preferred stock.

Our principal stockholder will continue to own over 50% of our voting stock after this offering, which will allow them collectively to control substantially all matters requiring stockholder approval and may afford them access to our management.

        Our principal stockholder, Warburg Pincus will beneficially own                  shares, or    %, of our common stock (or                   shares, or    % of our common stock, if the over-allotment option is exercised in full), upon the closing of this offering. Accordingly, Warburg Pincus can control us through its ability to determine the outcome of the election of our directors, to amend our certificate of incorporation and bylaws and to take other actions requiring the vote or consent of stockholders, including mergers, going private transactions and other extraordinary transactions, and the terms of any of these transactions. The ownership position of Warburg Pincus may have the effect of delaying, deterring or preventing a change in control or a change in the composition of our board of directors.

        Additionally, in February 2009, we entered into a nominating agreement with Warburg Pincus. Under the nominating agreement, as long as Warburg Pincus beneficially owns at least 15% of the outstanding shares of common stock after the closing of this offering, we agree, subject to our fiduciary obligations, to nominate and recommend to our stockholders that two individuals designated by Warburg Pincus be elected to the board. If at any time after the closing of this offering, Warburg Pincus beneficially owns less than 15% but more than 5% of the outstanding shares of common stock, we agree, subject to our fiduciary obligations, to nominate and recommend to our stockholders that one individual designated by Warburg Pincus be elected to the board. We expect that two directors affiliated with Warburg Pincus, Patrick T. Hackett and Adarsh Sarma, will be serving on our board of directors immediately upon the closing of this offering.

We will have broad discretion in applying the net proceeds of this offering and we may not use those proceeds in ways that will enhance the market value of our common stock.

        Other than the net proceeds from this offering that will be used to pay the holders of our Series A Convertible Preferred Stock upon the closing of this offering, we have broad discretion in applying any remaining net proceeds we will receive in this offering. As part of your investment decision, you will not be able to assess or direct how we apply these net proceeds. If we do not apply these funds effectively, we may lose significant business opportunities. Furthermore, our stock price could decline if the market does not view our use of the net proceeds from this offering favorably. A significant portion of the offering is by selling stockholders, and we will not receive proceeds from the sale of the shares offered by them.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

        We do not expect to pay dividends on shares of our common stock in the foreseeable future and we intend to use cash to grow our business. Consequently, your only opportunity to achieve a positive return on your investment in us will be if the market price of our common stock appreciates.

Provisions in our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may depress the trading price of our stock.

        Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

  •
  authorize the issuance of "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

  •
  provide for a classified board of directors (three classes);

  •
  provide that stockholders may only remove directors for cause;

  •
  provide that any vacancy on our board of directors, including a vacancy resulting from an increase in the size of the board, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum;

  •
  provide that a special meeting of stockholders may only be called by our board of directors or by our chief executive officer;

  •
  provide that action by written consent of the stockholders may be taken only if the board of directors first approves such action, except that if Warburg Pincus holds at least 50% of our outstanding capital stock on a fully diluted basis, whenever the vote of stockholders is required at a meeting for any corporate action, the meeting and vote of stockholders may be dispensed with, and the action taken without such meeting and vote, if a written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at the meeting of stockholders; provided that, notwithstanding the foregoing, we will hold an annual meeting of stockholders in accordance with NYSE rules, for so long as our shares are listed on the NYSE, and as otherwise required by the bylaws;

  •
  provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

  •
  establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements," which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of financial resources. These forward-looking statements include, without limitation, statements regarding: proposed new programs; expectations that regulatory developments or other matters will not have a material adverse effect on our enrollments, financial position, results of operations and our liquidity; projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance; management's goals and objectives and other similar matters that are not historical facts. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions, as well as statements in the future tense, identify forward-looking statements.

        Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

  •
  our failure to comply with the extensive regulatory framework applicable to our industry, including Title IV of the Higher Education Act and the regulations thereunder, state laws and regulatory requirements and accrediting agency requirements;

  •
  our ability to continue to develop awareness among, to recruit and to retain students;

  •
  competition in the postsecondary education market and its potential impact on our market share, recruiting cost and tuition rates;

  •
  reputational and other risks related to potential compliance audits, regulatory actions, negative publicity or service disruptions;

  •
  our ability to attract and retain the personnel needed to sustain and grow our business;

  •
  our ability to develop new programs or expand our existing programs in a timely and cost-effective manner;

  •
  economic or other developments potentially impacting demand in our core disciplines or the availability or cost of Title IV or other funding; and

  •
  the other factors discussed under "Risk Factors."

        Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds of $     million from our sale of the shares of common stock offered by us in this offering, assuming an initial public offering price of $     per share, which is the midpoint of the range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) net proceeds received by us in this offering by $     million, assuming the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same.

        The holders of Series A Convertible Preferred Stock have advised us that they intend to optionally convert their shares of Series A Convertible Preferred Stock into shares of common stock immediately prior to the closing of this offering. Upon such conversion, in addition to receiving shares of common stock, the holders will be entitled to receive the accreted value of $                    of the Series A Convertible Preferred Stock, which the holders have advised us they will elect to receive in cash. This amount will be paid out of net proceeds to us from this offering. We intend to use the balance of net proceeds for general corporate purposes. We will retain broad discretion in the allocation of a substantial portion of the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

        We will not receive any of the proceeds from any sale of shares by the selling stockholders.

DIVIDEND POLICY

        We currently intend to retain any future earnings and do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, any contractual restrictions and such other factors as our board of directors may deem appropriate.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2008:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the optional conversion of all outstanding shares of Series A Convertible Preferred Stock into 201,624,486 shares of common stock and the reclassification of $27.1 million of the accreted value of the Series A Convertible Preferred Stock to accrued liabilities to reflect the payable due to holders of Series A Convertible Preferred Stock upon the optional conversion;

  •
  on a pro forma as adjusted basis to reflect:

  (i)
  the optional conversion of all outstanding shares of Series A Convertible Preferred Stock into 201,624,486 shares of common stock and the reclassification of $27.1 million of the accreted value of the Series A Convertible Preferred Stock to accrued liabilities to reflect the payable due to holders of Series A Convertible Preferred Stock upon the optional conversion;

  (ii)
  the sale by us of            shares of common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us of $                ;

  (iii)
  the payment of the $27.1 million liability resulting from the optional conversion of Series A Convertible Preferred Stock;

  (iv)
  the exercise by selling stockholders of options to purchase an aggregate of                 shares of common stock at a weighted average exercise price of $         per share for total proceeds to us of $        ;

  (v)
  the exercise by selling stockholders of warrants to purchase an aggregate of                 shares of common stock at a weighted average exercise price of $         per share for total proceeds to us of $        ;

  (vi)
  the net issuance of                 shares of common stock upon the cashless net exercise by selling stockholders of warrants to purchase an aggregate of                 shares of common stock at a weighted average exercise price of $                         per share (assuming for purposes of the net exercise calculation that the per share fair market value of our common stock is equal to the midpoint of the range set forth on the cover of this prospectus); and

  (vii)
  the amendment and restatement of our certificate of incorporation in connection with the closing of this offering, which will increase our authorized capital stock.

        You should read this table together with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and our consolidated financial statements, which are included elsewhere in this prospectus.

	As of December 31, 2008
	Actual	Pro Forma	Pro Forma as Adjusted
	(In thousands, except share and per share data)
Cash and cash equivalents	$56,483	$56,483	$

Amount due to holders of Series A Convertible Preferred Stock upon optional conversion	$—	$27,062		$—

Total indebtedness (including short-term and long-term leases and notes payable)	$684	$684	$
Series A Convertible Preferred Stock: $0.01 par value; 19,850,000 shares authorized, 19,778,333 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	27,062	—
Stockholders' equity:
Undesignated preferred stock: $0.01 par value; no shares authorized, issued and outstanding, actual and pro forma; 20,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted
Common stock: $0.01 par value; 300,000,000 shares authorized, 15,007,934 shares issued and outstanding, actual; 300,000,000 shares authorized, 216,632,420 shares issued and outstanding, pro forma; 300,000,000 shares authorized, shares issued and outstanding pro forma as adjusted	150	2,166
Additional paid-in capital	1,703	—
Retained earnings	4,256	3,943

Total stockholders' equity	6,109	6,109

Total capitalization	$33,855	$6,793	$

        A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) cash and cash equivalents by $       million, would increase or decrease additional paid-in capital by $       million and would increase (decrease) total stockholders' equity and total capitalization by $       million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering costs payable by us.

        The table above excludes the following shares:

  •
  7,100,595 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2008, at a weighted average exercise price of $0.50 per share, on an actual and pro forma basis;

  •
  shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2008, at a weighted average exercise price of $            per share, on a pro forma as adjusted basis;

  •
  39,724,430 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2008, at a weighted average exercise price of $0.08 per share, on an actual and pro forma basis; and

  •
  shares of common stock issuable upon the exercise of options outstanding as of December 31, 2008, at a weighted average exercise price of $            per share, on a pro forma as adjusted basis.

 DILUTION

        If you invest in our common stock, your investment will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by calculating our total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

        As of December 31, 2008, our net tangible book value was $31.3 million, or $2.08 per share of common stock, and our pro forma net tangible book value, after giving effect to the optional conversion of all outstanding shares of Series A Convertible Preferred Stock into 201,624,486 shares of common stock and the payment of the accreted value of $27.1 million on the Series A Convertible Preferred Stock to the holders thereof in cash, was $4.2 million, or $0.02 per share of common stock. After giving effect to (i) the sale by us of                 shares of common stock in this offering at an assumed initial public offering price of $                 per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us of $        , (ii) the exercise by selling stockholders of options to purchase an aggregate of         shares of common stock at a weighted average exercise price of $                 per share for total proceeds to us of $                        , (iii) the exercise by selling stockholders of warrants to purchase an aggregate of                 shares of common stock at a weighted average exercise price of $             per share for total proceeds to us of $                                    and (iv) the net issuance of                 shares of common stock upon the cashless net exercise by selling stockholders of warrants to purchase an aggregate of                 shares of common stock at a weighted average exercise price of $             per share (assuming for purposes of the cashless net exercise calculation that the per share fair market value of our common stock is equal to the midpoint of the range set forth on the cover of this prospectus), our pro forma as-adjusted net tangible book value as of December 31, 2008 would have been $                , or $         per share. This represents an immediate increase in net tangible book value of $         per share to our existing stockholders and an immediate dilution of $        per share to purchasers of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2008	$2.08
Decrease in net tangible book value per share attributable to the conversion of all outstanding shares of Series A Convertible Preferred Stock as of December 31, 2008	(2.06)

Pro forma net tangible book value per share as of December 31, 2008	0.02
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as-adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

        Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) our pro forma as-adjusted net tangible book value after this offering by $         per share and the dilution in net tangible book value to new investors in this offering by $        per share, assuming the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same.

        The following table summarizes as of December 31, 2008, after giving effect to (i) the conversion of all outstanding shares of Series A Convertible Preferred Stock into common stock, (ii) the exercise of warrants and options by the selling stockholders in this offering as described above and (iii) the use of proceeds from this offering (including the payment to holders of our Series A Convertible Preferred Stock upon optional conversion), the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares of common stock from us in this offering. The calculation below is based on an offering price of $        per share (the midpoint of the range set forth on the cover of this prospectus) before deducting estimated underwriting discounts and commissions and estimated offering costs payable by us:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100%		$	100%

        A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) total consideration paid by new investors to us in this offering by $         million and would increase (decrease) the average price per share by new investors by $1.00, assuming the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same.

 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        You should read the following selected consolidated financial and other data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007 and 2008, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statement of operations data for the year ended December 31, 2005 and the selected consolidated balance sheet data as of December 31, 2006 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated statements of operations data for the year ended December 31, 2004, and the selected consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods.

        Because we did not acquire Ashford University and the University of the Rockies until 2005 and 2007, respectively, the financial and other data for 2004 primarily reflect the programs we provided to community college students in cooperation with a postsecondary college in the Connecticut state college system.

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$1,240	$7,951	$28,619	$85,709	$218,290
Costs and expenses:
Instructional costs and services	1,387	5,498	12,510	29,837	62,822
Marketing and promotional	2,254	4,078	12,214	35,997	81,036
General and administrative(1)	2,550	6,190	8,704	15,892	41,012

Total costs and expenses	6,191	15,766	33,428	81,726	184,870

Operating income (loss)	(4,951)	(7,815)	(4,809)	3,983	33,420
Interest income	—	(38)	(10)	(12)	(322)
Interest expense	—	228	351	544	240

Income (loss) before income taxes	(4,951)	(8,005)	(5,150)	3,451	33,502
Income tax expense	—	—	—	164	7,071

Net income (loss)	(4,951)	(8,005)	(5,150)	3,287	26,431

Accretion of preferred dividends(2)	343	1,344	1,718	1,856	2,006
Deemed dividend on redeemable convertible preferred stock(3)	1,948	11,162	—	—	—

Net income available (loss attributable) to common stockholders	$(7,242)	$(20,511)	$(6,868)	$1,431	$24,425

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(In thousands, except per share data)
Earnings (loss) per common share
Basic	$(0.51)	$(1.45)	$(0.48)	$0.00	$0.09
Diluted	$(0.51)	$(1.45)	$(0.48)	$0.00	$0.03
Shares used in computing earnings (loss) per common share
Basic	14,125	14,131	14,386	14,900	15,008
Diluted	14,125	14,131	14,386	20,020	45,025
Pro forma earnings per common share (unaudited)(4)
Basic					$0.12
Diluted					$0.11
Shares used in computing pro forma earnings per common share (unaudited)(4)
Basic					216,632
Diluted					246,649
Supplemental pro forma earnings per common share (unaudited)(5)
Basic
Diluted
Shares used in computing supplemental pro forma earnings per common share (unaudited)(5)
Basic
Diluted

	As of December 31,
	2004	2005	2006	2007	2008	2008 (Pro forma as Adjusted)(6)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,570	$2,163	$54	$7,351	$56,483	$
Total assets	4,506	14,749	17,091	39,057	129,246
Total indebtedness (including short-term indebtedness)	125	3,779	4,193	5,673	684
Redeemable convertible preferred stock	9,526	21,482	23,200	25,056	27,062
Total stockholders' equity (deficit)	(5,855)	(15,197)	(21,692)	(20,143)	6,109

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(In thousands, except enrollment data)
Consolidated Other Data:
Capital expenditures	$261	$323	$1,381	$3,571	$15,884
Depreciation and amortization	47	494	735	1,236	2,452
EBITDA (unaudited)(7)	(4,904)	(7,321)	(4,074)	5,219	35,872
Cash flows provided by (used in):
Operating activities	(5,214)	(7,244)	(1,082)	10,367	70,748
Investing activities	(261)	(8,020)	(1,373)	(2,936)	(16,550)
Financing activities	7,467	13,857	346	(134)	(5,066)
Period end enrollment (unaudited):(8)
Online	202	729	4,111	12,104	30,921
Ground	126	334	360	519	637

Total	328	1,063	4,471	12,623	31,558

(1)
In the fourth quarter of 2008, we recorded stock-based compensation expense of $1.6 million related to the modification of a stock award held by a director. See Note 15, "Related Party Transactions—Director Agreement," to our consolidated financial statements, which are included elsewhere in this prospectus.

(2)
The holders of Series A Convertible Preferred Stock earn preferred dividends, accreting at the rate of 8% per year, compounding annually. See Note 10, "Redeemable Convertible Preferred Stock (Series A Convertible Preferred Stock)," to our consolidated financial statements, which are included elsewhere in this prospectus.

(3)
We recorded a deemed dividend of $1.9 million and $11.2 million in the years ended December 31, 2004 and 2005, respectively, for the beneficial conversion feature in our Series A Convertible Preferred Stock. See Note 10, "Redeemable Convertible Preferred Stock (Series A Convertible Preferred Stock)," to our consolidated financial statements, which are included elsewhere in this prospectus.

(4)
Pro forma basic earnings per share has been calculated assuming the optional conversion of all outstanding shares of our Series A Convertible Preferred Stock into shares of common stock, as of the beginning of the period, with each share of Series A Convertible Preferred Stock converting into 10.194210419 shares of common stock. See Note 10, "Redeemable Convertible Preferred Stock (Series A Convertible Preferred Stock)," to our consolidated financial statements, which are included elsewhere in this prospectus. Pro forma diluted earnings per share also includes the incremental shares of common stock issuable upon the exercise of dilutive stock options and warrants, consistent with the amount included in the historical diluted per share calculation. See Note 9, "Earnings Per Share," to our consolidated financial statements, which are included elsewhere in this prospectus.

(5)
Supplemental pro forma basic earnings per share has been calculated assuming (i) the optional conversion of all outstanding shares of Series A Convertible Preferred Stock into shares of common stock, as of the beginning of the period, with each share of Series A Convertible Preferred Stock converting into 10.194210419 shares of common stock, and (ii) the issuance of               shares of common stock at the assumed offering price of $        per share, the midpoint of the range set forth on the cover of this prospectus, necessary to fund the payment of the accreted value as of December 31, 2008 of $27.1 million of the Series A Convertible Preferred Stock in excess of net income of $26.4 million for the year ended December 31, 2008 to the holders thereof. See Note 10, "Redeemable Convertible Preferred Stock (Series A Convertible Preferred Stock)," to our consolidated financial statements, which are included elsewhere in this prospectus. Supplemental pro forma diluted earnings per share also includes the incremental shares of common stock issuable upon the exercise of dilutive stock options and warrants, consistent with the amount included in the historical diluted per share calculation. See Note 9, "Earnings Per Share," to our consolidated financial statements, which are included elsewhere in this prospectus.

(6)
The pro forma as-adjusted consolidated balance sheet data as of December 31, 2008, gives effect to:

(i)
the optional conversion of all outstanding shares of Series A Convertible Preferred Stock into                  shares of our common stock and the reclassification of $27.1 million of the accreted value of the redeemable convertible preferred stock to accrued liabilities to reflect the payable due to Series A Convertible Preferred Stock holders upon the optional conversion;

(ii)
the sale by us of                        shares of common stock in this offering, at an assumed initial public offering price of $                        per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering costs payable by us of $                        ;

(iii)
the payment of the $27.1 million liability resulting from the optional conversion of Series A Convertible Preferred Stock;

(iv)
the exercise by selling stockholders of options to purchase an aggregate of                        shares of common stock at a weighted average exercise price of $                        per share for total proceeds to us of $                        ;

(v)
the exercise by selling stockholders of warrants to purchase an aggregate of                        shares of common stock at a weighted average exercise price of $                        per share for total proceeds to us of $                                    ; and

(vi)
the net issuance of                                    shares of common stock upon the cashless net exercise by selling stockholders of warrants to purchase an aggregate of                                     shares of common stock at a weighted average exercise price of $                        per share (assuming for purposes of the net exercise calculation that the per share fair market value of our common stock is equal to the midpoint of the range set forth on the cover of this prospectus).

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) cash and cash equivalents, total assets and stockholders' equity by $             million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us.

(7)
EBITDA is defined as net income (loss) plus interest expense, less interest income, plus income tax expense and plus depreciation and amortization. However, EBITDA is not a recognized measurement under GAAP, and when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, net income, operating income or any other performance measure presented in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

We believe EBITDA is useful to investors in evaluating our operating performance because it is widely used to measure a company's operating performance without regard to items such as depreciation and amortization. Depreciation and amortization can vary depending on accounting methods and the book value of assets. We believe EBITDA presents a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets have been acquired.

Our management uses EBITDA:

•
as a measurement of operating performance, because it assists us in comparing our performance on a consistent basis, as it removes depreciation, amortization, interest and taxes; and

•
in presentations to our board of directors to enable our board to have the same measurement basis of operating performance as is used by management to compare our current operating results with corresponding prior periods and with results of other companies in our industry.

The following table provides a reconciliation of net income (loss) to EBITDA (unaudited):

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(In thousands)
Net income (loss)	$(4,951)	$(8,005)	$(5,150)	$3,287	$26,431
Plus: interest expense	—	228	351	544	240
Less: interest income	—	(38)	(10)	(12)	(322)
Plus: income tax expense	—	—	—	164	7,071
Plus: depreciation and amortization	47	494	735	1,236	2,452

EBITDA	$(4,904)	$(7,321)	$(4,074)	$5,219	$35,872

(8)
We define enrollments as the number of active students on the last day of the financial reporting period. A student is considered an active student if he or she has attended a class within the prior 30 days unless the student has graduated or has provided us with notice of withdrawal.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with our consolidated financial statements, which are included elsewhere in this prospectus. In addition to historical information, this discussion includes forward-looking information that involves risks and assumptions which could cause actual results to differ materially from management's expectations. See "Risk Factors" and "Special Note Regarding Forward-Looking Information."

Overview

        We are a regionally accredited provider of postsecondary education services. We offer associate's, bachelor's, master's and doctoral programs in the disciplines of business, education, psychology, social sciences and health sciences.

        We deliver programs online as well as at our traditional campuses located in Clinton, Iowa and Colorado Springs, Colorado. As of December 31, 2008, we offered over 860 courses and 44 degree programs with 55 specializations and 30 concentrations. We had 31,558 students enrolled in our institutions as of December 31, 2008, 98% of whom were attending classes exclusively online.

        In March 2005, we acquired the assets of The Franciscan University of the Prairies, located in Clinton, Iowa, and renamed it Ashford University. Founded in 1918 by the Sisters of St. Francis, a non-profit organization, The Franciscan University of the Prairies originally provided postsecondary education to individuals seeking to become teachers and later expanded to offer a broader portfolio of programs. At the time of the acquisition, the university had 332 students, 20 of whom were enrolled in the university's first online program, which launched in January 2005.

        In September 2007, we acquired the assets of the Colorado School of Professional Psychology, located in Colorado Springs, Colorado, and renamed it the University of the Rockies. Founded as a non-profit organization in 1998 by faculty from Chapman University, the school offers master's and doctoral programs primarily in psychology. At the time of the acquisition, the school had 75 students and did not offer any online courses or programs. In October 2008, through the University of the Rockies, we launched one online master's program with two specializations, and our first online doctoral program.

        In 2007 and 2008, Ashford University derived 83.9% and 86.8%, respectively, and the University of the Rockies derived 61.9% and 80.8%, respectively, of their respective revenues (in each case calculated on a cash basis in accordance with applicable Department of Education regulations) from Title IV programs administered by the Department of Education. To participate in Title IV programs, a school must be legally authorized to operate in the state in which it is physically located, accredited by an accrediting agency recognized by the Department of Education and certified as an eligible institution by the Department of Education. As a result, we are subject to extensive regulation by state education agencies, our accrediting agency and the Department of Education. See "Regulation."

        Recent market conditions affecting the availability of credit have caused some lenders, including some lenders that historically have provided Title IV loans to our students, to cease providing Title IV loans to students. Other lenders have reduced the benefits and increased the fees associated with Title IV loans they provide. In addition, new regulatory refinements may result in higher administrative costs for schools, including us. If Congress increases interest rates on Title IV loans, or if private loan interest rates rise, the students who utilize these loans would have to pay higher interest rates on their loans. Any future increase in interest rates will result in a corresponding increase in educational costs to our existing and prospective students. We do not believe these market and regulatory conditions have adversely affected us to date.

Key Financial Metrics

Revenue

        Revenue consists principally of tuition, technology fees and other miscellaneous fees and is shown net of any refunds and scholarships. Factors affecting our revenue include: (i) the number of students who enroll and who remain enrolled in our courses; (ii) our degree and program mix; (iii) changes in our tuition rates; and (iv) the amount of the scholarships that we offer.

        We define enrollments as the number of active students on the last day of the financial reporting period. A student is considered an active student if he or she has attended a class within the prior 30 days unless the student has graduated or has provided us with a notice of withdrawal. Enrollments are a function of the number of continuing students at the beginning of each period and new enrollments during the period, which are offset by students who either graduated or withdrew during the period. Our online courses are typically five or six weeks in length and have weekly start dates through the year, with the exception of a two week break during the holiday period in late December and early January. Our campus-based courses have one start per semester with two semesters per year.

        We believe that the principal factors that affect our enrollments are: (i) the number and breadth of the programs we offer; (ii) the attractiveness of our program offerings; (iii) the effectiveness of our marketing, recruiting and retention efforts, which is affected by the number and seniority of our enrollment advisors, and other recruiting and student services personnel; (iv) the quality of our academic programs and student services; (v) the convenience and flexibility of our online delivery platform; (vi) the availability and cost of federal and other funding for student financial aid; and (vii) general economic conditions.

        The following is a summary of our student enrollment at December 31, 2006, 2007 and 2008 by degree type and by instructional delivery method:

	December 31,
	2006		2007		2008
Doctoral	—	—	60	0.5%	113	0.3%
Master's	358	8.0%	905	7.2	2,266	7.2
Bachelor's	3,980	89.0	11,071	87.7	26,340	83.5
Associate's	68	1.5	533	4.2	2,699	8.6
Other	65	1.5	54	0.4	140	0.4

Total	4,471	100.0%	12,623	100.0%	31,558	100.0%

Online	4,111	91.9%	12,104	95.9%	30,921	98.0%
Ground	360	8.1	519	4.1	637	2.0

Total	4,471	100.0%	12,623	100.0%	31,558	100.0%

        The price of our courses varies based upon the number of credits per course (with most courses representing three credits), the degree level of the program and the discipline. As of December 31, 2008, our prices per credit range from $262 to $337 for undergraduate online courses and from $441 to $490 for graduate online courses. Based on these per credit prices, our prices for a three-credit course range from $786 to $1,011 for undergraduate online courses and $1,323 to $1,470 for graduate online courses. We charge a fixed $7,670 "block tuition" for undergraduate ground students taking between 12 and 18 credits per semester, with an additional $447 per credit for credits in excess of 18. Total credits required to obtain a degree are consistent for online and ground programs: an associate's degree requires 61 credits; a bachelor's degree requires 120 credits; a master's degree typically requires a minimum of 33 additional credits; and a doctoral degree typically requires a minimum of 60 additional credits.

        Tuition is reduced by the amount of scholarships we award to our students. For the years ended December 31, 2006, 2007 and 2008, revenue was reduced by $2.7 million, $5.3 million and $14.7 million, respectively, as a result of institutional scholarships that we awarded to our students.

        Tuition prices for students in our online programs increased by an average of 2.1% for our 2008-09 academic year as compared to an average increase of 11.6% for our 2007-08 academic year. Tuition increases have not historically been, and may not in the future be, consistent across our programs due to market conditions and differences in operating costs of individual programs. Tuition for our traditional ground programs did not increase for our 2008-09 academic year, as compared to an increase of 3.0% for the prior academic year.

        In 2007 and 2008, Ashford University derived 83.9% and 86.8%, respectively, and the University of the Rockies derived 61.9% and 80.8%, respectively, of their respective revenues (in each case calculated on a cash basis in accordance with applicable Department of Education regulations) from Title IV programs administered by the Department of Education. Our students also utilize personal savings, military student loans and grants, employer tuition reimbursements and private loans to pay a portion of their tuition and related expenses. In 2007 and 2008, Ashford University derived 1.9% and 1.2%, respectively, and the University of the Rockies derived 0.0% and 0.0%, respectively, of their respective revenues (in each case calculated on a cash basis in accordance with applicable Department of Education regulations) from private loans. Our future revenues would be affected if and to the extent we are unable to participate in Title IV programs. Current conditions in the credit markets have adversely affected the environment surrounding access to and cost of student loans. The legislative and regulatory environment is also changing, and new federal legislation was recently enacted pursuant to which the Department of Education is authorized to buy Title IV loans and implement a "lender of last resort" program in certain circumstances. See "Risk Factors" and "Regulation—Regulation of Federal Student Financial Aid Programs." We do not believe these market and regulatory conditions have adversely affected us to date.

Costs and expenses

        Instructional costs and services.    Instructional costs and services consist primarily of costs related to the administration and delivery of our educational programs. This expense category includes compensation for faculty and administrative personnel, costs associated with online faculty, curriculum and new program development costs, bad debt expense, financial aid processing costs, technology license costs and costs associated with other support groups that provide service directly to the students. Instructional costs and services also include an allocation of facility and depreciation costs.

        Marketing and promotional.    Marketing and promotional expenses include compensation of personnel engaged in marketing and recruitment, as well as costs associated with purchasing leads and producing marketing materials. Our marketing and promotional expenses are generally affected by the cost of advertising media and leads, the efficiency of our marketing and recruiting efforts, salaries and benefits for our enrollment personnel and expenditures on advertising initiatives for new and existing academic programs. Advertising costs are expensed as incurred. We also incur immediate expenses in connection with new enrollment advisors while these individuals undergo training. Enrollment advisors typically do not achieve anticipated full productivity until four to six months after their dates of hire. Marketing and promotional costs also include an allocation of facility and depreciation costs.

        General and administrative.    General and administrative expenses include compensation of employees engaged in corporate management, finance, human resources, information technology, compliance and other corporate functions. General and administrative expenses also include professional services fees, travel and entertainment expenses and an allocation of facility and depreciation costs.

        Interest income.    Interest income consists of interest on investments.

        Interest expense.    Interest expense consists primarily of interest charges on our capital lease obligations and on the outstanding balances of our notes payable and line of credit and related fees.

Factors Affecting Comparability

        We believe the following factors have had, or can be expected to have, a significant effect on the comparability of recent or future results of operations:

Public company expenses

        We have historically operated as a private company. After this offering, we will become obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Securities and Exchange Act of 1934, as amended. We will be required to ensure that we have the ability to prepare financial statements that comply with SEC reporting requirements on a timely basis. We will also become subject to other reporting and corporate governance requirements, including the listing standards of the NYSE and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will be required to:

  •
  prepare and distribute periodic reports and other shareholder communications in compliance with our obligations under the federal securities laws and NYSE rules;

  •
  create or expand the roles and duties of our board of directors and committees of the board;

  •
  institute compliance and internal audit functions that are more comprehensive;

  •
  evaluate and maintain our system of internal control over financial reporting, and report on management's assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the PCAOB;

  •
  involve and retain outside legal counsel and accountants in connection with the activities listed above;

  •
  enhance our investor relations function; and

  •
  establish new internal policies, including those relating to disclosure controls and procedures.

        We estimate that our incremental annual costs associated with being a publicly traded company will be between $2.5 million and $4.0 million.

Stock-based compensation

        We expect to incur increased non-cash, stock-based compensation expense in connection with existing and future issuances under our equity incentive plans.

Acceleration of exit options

        Certain members of our management team have been awarded "exit options" to purchase an aggregate of 11,870,755 shares of our common stock. Under their original terms, the exit options are scheduled to vest upon (i) a change in control of Bridgepoint (as defined in the option agreement) or (ii) a "liquidity event" (as defined in the option agreement), subject in each case to the optionee's continued service through the date of the change in control or liquidity event. Additionally, for vesting to occur, Warburg Pincus must receive proceeds from such change in control or liquidity event that are equal to or greater than, as of the date of the transaction, four times the aggregate purchase price that Warburg Pincus paid for the equity securities being sold. Under the original terms of the options, the portion of the exit options scheduled to vest upon a liquidity event is determined by multiplying the number of shares underlying the exit option by the relative percentage of our equity securities that Warburg Pincus sells in connection with the liquidity event.

        On March 28, 2009, our board of directors amended the exit options to add an additional vesting condition so that the number of shares underlying the options that would not have vested upon the closing of this offering, under the original terms of the options, will vest in full upon the closing of this offering. This additional vesting condition constitutes a modification under SFAS 123R. To the extent the exit option vests under the original vesting conditions, the original grant date fair value will be recorded on the vesting date; and to the extent the exit option vests under the additional vesting condition, the modification date fair value will be recorded on the vesting date.

        The compensation expense that will be recorded for the exit options upon completion of this offering is estimated to be $31.1 million in the aggregate ($0.1 million related to the portion of the exit options vesting under the original vesting conditions and $31.0 million related to the portion of the exit options vesting under the additional vesting condition), assuming the sale by Warburg Pincus of 15% of its ownership of our common stock (as-converted) in this offering. The additional estimated compensation expense is a non-cash expense which will be recorded upon the completion of this offering. Such compensation expense will be allocated to the expense category in which the optionee's regular compensation is recorded.

Settlement of stockholder dispute

        In February 2009, certain holders of common stock and warrants to purchase common stock asserted various claims against us, our directors and officers and Warburg Pincus based primarily on allegations of breach of fiduciary duty and violations of corporate governance requirements involving amendments to our certificate of incorporation made in connection with financings in 2005 and by certain stock options granted by us to our employees. On March 29, 2009, we reached a settlement with the claimants regarding these claims. The terms of the settlement were approved by our board of directors upon the recommendation of a special committee comprised of independent directors not affiliated with Warburg Pincus.

        In exchange for a general release of claims against us, our directors and officers and Warburg Pincus, we and Warburg Pincus signed settlement agreements with the claimants pursuant to which we agreed:

  •
  to issue an aggregate of 3,195,455 shares of common stock to the holders of common stock as of July 27, 2005, of which the claimants held approximately 90%;

  •
  to make a cash payment to holders of warrants to purchase common stock as of July 27, 2005 (other than holders who have been our employees or related to our employees) in an amount equal to $0.14 per share of common stock underlying each such warrant, resulting in a total cash payment of $433,000, of which the claimants would receive approximately 59%;

  •
  to amend the Amended and Restated Registration Rights Agreement dated January 9, 2009 (Registration Rights Agreement), among us, Warburg Pincus and certain other security holders, to provide that the shares of common stock to be sold in this offering would be allocated (i) first, to us, (ii) second, to members of our management team (in an amount not to exceed 10% of each member's vested holdings as of April 30, 2009, assuming the vesting in full of all exit options held by such members as of that date), (iii) third, to all holders of common stock and warrants that are parties to the Registration Rights Agreement except Warburg Pincus (in an amount not to exceed 50% of the "Registrable Securities" held by such holders) and (iv) fourth, to Warburg Pincus; and

  •
  to pay the reasonable fees and expenses of counsel to the security holders, not to exceed $50,000.

        The settlement did not constitute an admission of guilt or liability on our part or on the part of Warburg Pincus or any of our officers or directors.

        We are notifying the other holders of common stock and other holders of warrants to purchase shares of common stock, in each case as of July 27, 2005, regarding these claims, the settlement terms and their ability to participate in the settlement, and we expect that all such holders will ultimately agree to the settlement. While we are working vigorously to have such agreements signed by the other holders, we cannot guarantee that all such holders will do so. Each such holder who signs the settlement agreement will be treated on the same basis as the claimants. If any other such holder elects not to participate in the settlement, the portion of the settlement consideration otherwise payable to such holder will not be paid, and such holder will be entitled to pursue action against us and Warbug Pincus based on the claims raised in the dispute; however, we do not believe this would result in any material liability to us in excess of the amount we have reserved for the settlement with such holders.

        We expect to record a total expense of $10.6 million in the first quarter of 2009 related to the stockholder dispute. The amount recorded will include a non-cash expense of approximately $10.1 million related to the issuance of 3,195,455 shares of common stock (2,871,418 shares to claimants that have signed settlement agreements and 324,037 shares to the remaining common stockholders of record or their transferees as of July 27, 2005) based on the estimated fair value of our common stock on the date of settlement.

Internal Control Over Financial Reporting

Overview

        Effective internal control over financial reporting is necessary for us to provide reliable annual and quarterly financial reports and to prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results and financial condition could be materially misstated and our reputation could be significantly harmed.

        In addition, as a private company, we were not subject to the same standards as a public company. As a public company, we will be required to file annual and quarterly reports containing our consolidated financial statements and will be subject to the requirements and standards set by the SEC, PCAOB and the NYSE. In particular, commencing with the year ending December 31, 2010, we must perform system and process evaluations and testing of our internal control over financial reporting to allow us to report on the effectiveness of our internal control over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act.

Material weaknesses

        In connection with the preparation of our consolidated financial statements included elsewhere in this prospectus, we concluded that there were matters that constituted material weaknesses in our internal control over financial reporting. A material weakness is a control deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of our consolidated financial statements would not be prevented or detected on a timely basis by our employees in the normal course of performing their assigned functions. In particular, we have concluded that we did not have:

  •
  a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the selection and application of GAAP, performance of supervisory review and analysis and application of sufficient analysis on significant contracts, judgments and estimates; or

  •
  effective controls over the selection, application and monitoring of accounting policies related to redeemable convertible preferred stock, earnings per share, leasing transactions and stock based compensation to ensure that such transactions were accounted for in conformity with GAAP.

        We restated our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 in large part due to these inadequate internal controls.

        We are committed to remediating the control deficiencies that constitute the material weaknesses by implementing changes to our internal control over financial reporting. Our Chief Financial Officer is responsible for implementing changes and improvements in the internal control over financial reporting and for remediating the control deficiencies that gave rise to the material weaknesses. We have implemented a number of significant changes and improvements in our internal control over financial reporting during the third and fourth quarters of 2008, specifically:

  •
  hiring key personnel, including a corporate controller, director of internal audit and a director of financial reporting, in each case with experience managing and working in the corporate accounting department of a publicly traded company;

  •
  making process changes in the financial reporting area, including additional oversight and review; and

  •
  conducting training of our accounting staff for purposes of enabling them to recognize and properly account for transactions of the type described above.

        Management plans to implement further process changes and conduct further training during 2009. We cannot assure you that the measures we have taken to date and plan to take will remediate the material weaknesses we have identified.

Critical Accounting Policies and Estimates

        The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses. On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue, bad debts, long-lived assets, income taxes and stock-based compensation. These estimates are based on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.

        Critical accounting policies are those policies that, in management's view, are most important in the portrayal of our financial condition and results of operations. The footnotes to the consolidated financial statements also include disclosure of significant accounting policies. The methods, estimates and judgments that we use in applying our accounting policies have a significant impact on the results that we report in our financial statements. These critical accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain. Our most critical accounting policies and estimates include those involved in the recognition of revenue, allowance for doubtful accounts, impairment of goodwill and intangible assets, provision for income taxes and accounting for stock based compensation. Those critical accounting policies and estimates that require the most significant judgment are discussed further below.

Revenue recognition

        We recognize revenue when earned in accordance with Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, and EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.

        The majority of our revenue comes from tuition revenue and is shown net of scholarships and expected refunds. Tuition revenue is recognized on a straight-line basis over the applicable period of instruction. Our online students generally enroll in a program that encompasses a series of five- to six-week courses that are taken consecutively over the length of a program. Students are billed on a course-by-course basis when first attending a class. Our traditional ground campus students enroll in a program that encompasses a series of 16-week courses. These students are billed at the beginning of each semester.

        Deferred revenue represents tuition, fees and other student payments and unpaid amounts due less amounts recognized as revenue. We recognize an account receivable and corresponding deferred revenue for the full amount of course tuition when a student first attends class. Payments that are received either directly from the student or from the student's source of funding that are in excess of amounts billed are recognized as student deposits.

        If a student withdraws from a program prior to certain dates, they are entitled to a refund of certain portions of their tuition, depending on the date they last attended a class. If an online student drops a class and the student's last date of attendance was in the first week of class, the student receives a full refund of the tuition for that class. In the event that an online student drops a class and the last date of attendance was in the second week of the class, the student receives a refund of 50% of the tuition for that class. If an online student drops a class and the student's last date of attendance was after the second week of the class, the student is not entitled to a refund. We monitor student attendance in online courses through activity in the online program associated with that course. After two weeks have passed without attendance in a class by the student, the student is presumed to have dropped the course as of the last date of attendance, and the student's tuition is automatically refunded to the extent the student is entitled to a refund based on the schedule above. The Company estimates expected refunds based on historical refund rates by analogy to Statement of Financial Standards (SFAS) No. 48, as permitted by Staff Accounting Bulletin Topic 13, and records a provision to reduce revenue to the amount that is not expected to be refunded. Refunds issued by us for services that have been provided in a prior period have not historically been material. Future changes in the rate of student withdrawals may result in a change to expected refunds and would be accounted for prospectively as a change in estimate.

        We also recognize revenue from technology fees that are one-time start up fees charged to each new undergraduate online student. Technology fee revenue is recognized ratably over the average expected term of a student. The average expected term of the student is estimated each quarter based upon historical student duration of attendance and qualitative factors as deemed necessary. A significant change in the composition of our student body could result in a change in the time period over which these technology fees are amortized.

Allowance for doubtful accounts

        We maintain an allowance for doubtful accounts for estimated losses resulting from students' inability to pay us for services performed, or for inability of students to repay excess funds received for stipends. Bad debt expense is recorded as a component of instructional costs and services. We calculate the allowance for doubtful accounts based on our historical collection experience and changes in the economic environment. We also consider other factors such as the age of the receivable, the type of receivable and the students' active or inactive enrollment status. Certain variables require management judgment and include inherent uncertainties such as the likelihood of future student attendance and students' ability to qualify for Title IV eligibility. Variations in these factors from our historical experience may impact future estimates of the collectibility of accounts receivable and may cause actual losses due to write-offs of uncollectible accounts to differ from past estimates.

Impairments of long-lived assets

        We account for long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We assess potential impairment to our long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important which could cause us to assess potential impairment include significant changes in the manner of our use of the acquired assets or the strategy for our overall business and significant negative industry or economic trends. An impairment loss is recorded when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and an expense to operating results.

        We use various assumptions in determining undiscounted cash flows expected to result from the use and eventual disposition of the asset, including assumptions regarding revenue growth rates, operating costs, certain capital additions, assumed discount rates, disposition or terminal value and other economic factors. These variables require management judgment and include inherent uncertainties such as continuing student acceptance of our value proposition by prospective students, our ability to manage operating costs and the impact of changes in the economy on our business. A variation in the assumptions used could lead to a different conclusion regarding the realizability of an asset and, thus, could have a significant effect on our conclusions regarding whether an asset is impaired and the amount of impairment loss recorded in the consolidated financial statements.

Income taxes

        We utilize the liability method of accounting for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes. Significant judgments are required in determining the consolidated provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax settlement is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite our belief that our tax return positions are supportable, we believe that it is more likely than not those positions may not be fully sustained upon review by tax authorities. We believe that our accruals for tax liabilities are adequate for all open audit years based on our assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters differs from our expectations, such differences will impact income tax expense in the period in which such determination is made.

        On January 1, 2008, we were required to adopt FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement process for recording in our consolidated financial statements uncertain tax positions taken, or expected to be taken, in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The standard requires us to accrue for the estimated amount of taxes for uncertain tax positions if it is more likely than not that we would be required to pay such additional taxes. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained.

        We are required to file income tax returns in the United States and in various state income tax jurisdictions. The preparation of these income tax returns requires us to interpret the applicable tax laws and regulations in effect in such jurisdictions, which could affect the amount of tax paid by us. The income tax returns, however, are subject to audits by the various federal and state taxing authorities. As part of these reviews, the taxing authorities may disagree with respect to our tax positions. The ultimate resolution of these tax positions is often uncertain until the audit is complete and any disagreements are resolved. As required under FIN 48, we therefore accrue an amount for our estimate of the additional tax liability, including interest and penalties, for any uncertain tax positions taken or expected to be taken in an income tax return. We review and update the accrual for uncertain tax positions as more definitive information becomes available from taxing authorities, completion of tax audits and expiration of statutes of limitations.

        The adoption of this standard on January 1, 2008 had no material effect on our consolidated financial statements and did not result in the recording of uncertain tax position liabilities. As of December 31, 2008, we have increased our accrual for uncertain tax benefits as discussed in Note 13, "Income Taxes," to our consolidated financial statements, which are included elsewhere in this prospectus.

        In addition to estimates inherent in the recognition of current taxes payable, we estimate the likelihood that we will be able to recover our deferred tax assets each reporting period. Realization of our deferred tax assets is dependent upon future taxable income. To the extent we believe it is more-likely-than-not that some portion or all of our net deferred tax assets will not be realized, we establish a valuation allowance recorded against deferred tax assets. Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. At December 31, 2007, principally because of the lack of consistent earnings history, we had concluded that it was more likely than not that our net deferred tax assets would not be realized. As further discussed in Note 13, "Income Taxes," to our consolidated financial statements, which are included elsewhere in this prospectus, we have released the entire valuation allowance on deferred tax assets as of December 31, 2008 based on our belief that it is more likely than not that our net deferred tax assets will be realized in future periods.

Stock-based compensation

        We grant options to purchase our common stock to certain employees and directors under our equity incentive plans. The benefits provided under these plans are share-based payments subject to the provisions of revised SFAS No. 123 ("SFAS 123R"), Share-Based Payments. Effective January 1, 2006, we adopted the provisions of SFAS 123R. SFAS 123R, which is a revision of SFAS 123, Accounting for Stock-Based Compensation, and replaces our previous accounting for share-based awards under Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. SFAS 123R requires all share-based payments to employees, including grants of stock options and the compensatory elements of employee stock purchase plans, to be recorded in our consolidated statement of operations based upon their fair values.

        Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date fair value of the award and is expensed over the vesting period. We estimate the fair value of stock options awards on the grant date using the Black-Scholes option pricing model. Determining the fair value of stock-based awards at the grant date under this model requires judgment, including estimating our value per common share of stock, volatility, employee stock option exercise behaviors and forfeiture rates. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

        Our computation of expected term was calculated using the simplified method, as permitted by SAB No. 107, "Share-Based Payment." The risk-free interest rate is based on the United States Treasury yield of those maturities that are consistent with the expected term of the stock option in effect on the grant date of the award. Dividend rates are based upon historical dividend trends and expected future dividends. As we have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future, a zero dividend rate is assumed in our calculation. Since our stock is not publicly traded and we have no historical data on the volatility of our stock, our expected volatility is estimated by analyzing the historical volatility of comparable public companies, which we refer to as guideline companies. In evaluating the comparability of the guideline companies, we consider factors such as industry, stage of life cycle, size and financial leverage.

        The amount of stock-based compensation expense we recognize during a period is based on the portion of the awards that are ultimately expected to vest. We estimate option forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The effect of changes of the estimates to the inputs to the Black-Scholes option pricing model, such as estimated life or volatility, would not have a material impact to our consolidated financial statements.

        Our board of directors estimated the fair value of the common stock underlying stock-based awards granted through December 31, 2008. The intent was for all options granted to be exercisable at a price per share not less than the per share fair market value of common stock on the date of grant. As a privately held company, our board of directors made a reasonable estimate of the then-current fair value of our common stock as of the date of each option grant. Our board of directors considered numerous objective and subjective factors in determining the fair value of our common stock at each option grant date, including the following: (i) the price of the Series A Convertible Preferred Stock we issued in arm's-length transactions and the rights, preferences and privileges of such stock relative to the common stock; (ii) our performance and the status of our business plan development and marketing efforts and (iii) our stage of development and business strategy.

        In determining the fair value of our common stock, we used a combination of the income approach and the market approach to estimate our total enterprise value at each valuation date. We then used that enterprise value to estimate the fair value of the common stock in the context of our capital structure as of each valuation date.

        The income approach is an estimate of the present value of the future monetary benefits expected to flow to the owners of a business. It requires a projection of the cash flows that the business is expected to generate. These cash flows are converted to a present value, using a rate of return that accounts for the time value of money after factoring in certain risks inherent in the business. Under the market approach, the value of our company is estimated by comparing our business to similar businesses whose securities are actively traded in public markets. Valuation multiples are derived from the prices at which the securities trade in public markets and the companies' underlying financial metrics. The valuation multiples are then applied to the equivalent financial metrics of our business. Valuation multiples may be adjusted to account for differences between our company and similar companies for such factors as company size, growth prospects or diversification of operations.

        The enterprise value calculated at each valuation date was allocated to our interest bearing debt and then allocated to the shares of Series A Convertible Preferred Stock and common stock using the option-pricing method assuming the conversion of all the outstanding Series A Convertible Preferred Stock and the exercise of all outstanding options and warrants. The use of estimates other than the ones above may have resulted in different amounts assigned to the value of our common stock and the fair value of options granted during these periods. The following table sets forth information regarding the historical trend of options granted to employees and directors, the exercise price of the options and the fair value of our common stock for certain dates during 2006, 2007 and 2008:

	Total Number of Options Granted	Per Share Exercise Price of Options Granted	Fair Value of Common Stock	Intrinsic Value per Share
February 15, 2006	31,350,847	$0.07	$0.07	$—
April 7, 2006	1,211,713	$0.07	$0.07	$—
February 28, 2007	198,516	$0.09	$0.09	$—
November 27, 2007	8,780,000	$0.13	$0.12	$—
December 31, 2008	—	$—	$3.16	$—

Results of Operations

        The following table sets forth data from our consolidated statement of operations as a percentage of revenue for each of the periods indicated:

	Year Ended December 31,
	2006	2007	2008
Revenue	100.0%	100.0%	100.0%
Costs and expenses
Instructional cost and services	43.7	34.8	28.8
Marketing and promotional	42.7	42.0	37.1
General and administrative	30.4	18.6	18.8

Total operating expenses	116.8	95.4	84.7

Operating income (loss)	(16.8)	4.6	15.3
Interest income	—	—	(0.1)
Interest expense	1.2	0.6	0.1

Income (loss) before income taxes	(18.0)	4.0	15.3
Income tax expense	—	0.2	3.2

Net income (loss)	(18.0)%	3.8%	12.1%

        We have experienced significant growth in enrollments, revenue and operating income as well as improvement in liquidity since our acquisition of Ashford University in March 2005. We continue to grow in response to the increasing demand in the market for higher education. We believe our enrollment and revenue growth is driven primarily by (i) our significant investment in enrollment advisors and online advertising which commenced immediately upon our acquisition of Ashford University and (ii) students' acceptance of our value proposition. Our significant growth in operating income is a result of leveraging our fixed costs with increased revenue.

        Through 2008, we have seen enrollments and revenue continue to increase as general economic conditions have deteriorated. During 2008, we did not see any unfavorable impact from the decline in general economic conditions on our liquidity, capital resources or results of operations. While we cannot guarantee that these trends will continue, we believe that the performance of our company, as well as the performance of other for-profit education providers generally, has been resilient in the current economic downturn due to (i) the continued availability of Title IV funds to finance student tuition payments, (ii) increased demand for postsecondary education resulting from a deteriorating labor market, (iii) lower advertising costs and (iv) decreased turnover in enrollment advisors and other personnel. To meet the challenges of the current economy, we plan to continue to invest significantly in enrollment advisors and online advertising, which actions we expect will result in our enrollments and operating income continuing to grow, though perhaps not at the same rate as in the past.

        We expect public company expenses, stock-based compensation, the acceleration of exit options and the settlement of a stockholder dispute to have a significant effect on the comparability of recent or future results of operations. See "Factors Affecting Comparability" above.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

        Revenue.    Our revenue for 2008 was $218.3 million, an increase of $132.6 million, or 154.7%, as compared to $85.7 million for 2007. Our revenue growth is primarily attributed to enrollment growth. Enrollment growth is driven by various factors including the students' acceptance of our value proposition, the quality of lead generation efforts, the number of enrollment advisors and our ability to retain existing students. To a lesser extent, the growth is due to increases in the average tuition per student as a result of tuition price increases, partially offset by an increase in institutional scholarships of $9.5 million. Student enrollment as of December 31, 2008, was 31,558, an increase of 18,935, or 150.0%, compared to 12,623 as of December 31, 2007.

        Instructional costs and services.    Our instructional costs and services for 2008 were $62.8 million, an increase of $33.0 million, or 110.5%, as compared to $29.8 million for 2007. This increase was primarily due to increases in instructional compensation costs of $17.6 million to meet the needs of a 150.0% increase in student enrollment, as well as related increases in financial aid processing costs of $2.7 million, facilities costs of $1.0 million, license fees of $1.3 million, bad debt expense of $8.7 million and other costs of $1.7 million. Instructional costs and services decreased, as a percentage of revenue, to 28.8% for 2008, as compared to 34.8% for 2007. The decrease, as a percentage of revenue, is primarily due to certain scalable fixed costs which relate primarily to the online environment (such as the student services and financial aid personnel, software license fees and online program development costs) being spread over increased enrollment and increased revenue. Such decrease was offset by the increase in our bad debt expense, as a percentage of revenue, to 6.2% for 2008, from 5.5% for 2007. The increase in bad debt expense, as a percentage of revenue, resulted, in part, from increased stipends due to greater availability of Title IV funds per student. Because a portion of our allowance for doubtful accounts is a result of the students' inability to repay excess funds received for stipends when they withdraw from their course of study, our bad debt expense increased. Additionally, the general deterioration of economic conditions negatively impacted the students' ability to pay for services provided.

        Marketing and promotional.    Our marketing and promotional expenses for 2008 were $81.0 million, an increase of $45.0 million, or 125.1%, as compared to $36.0 million for 2007. The increase was primarily due to increases in compensation costs of $26.1 million, advertising expenses of $12.0 million, facilities expense of $3.5 million and promotional conferences and other costs of $3.4 million. Of these increased costs, annual conference costs of $1.0 million and new facility costs of $0.7 million were incurred in the fourth quarter of 2008. This increase in compensation and advertising spending is expected to continue as we grow our enrollment advisor base and increase our lead generation efforts to support those advisors. Our marketing and promotional expenses, as a percentage of revenue, decreased to 37.1% for 2008 from 42.0% for 2007. The decrease is primarily due to operating leverage associated with compensation costs and advertising costs.

        General and administrative.    Our general and administrative expenses for 2008 were $41.0 million, an increase of $25.1 million, or 158.1%, as compared to $15.9 million for 2007. The increase was primarily due to increases in compensation costs of $14.8 million, professional fees of $3.7 million, office supplies and phone expense of $2.1 million, facilities costs of $3.5 million and travel and conference costs of $0.6 million and other administrative costs of $0.4 million. Of these increased costs, we recorded (i) stock-based compensation expense of $1.6 million related to the modification of a director's stock award and (ii) new facility costs of $0.3 million in the fourth quarter of 2008. Our general and administrative expenses, as a percentage of revenue, increased slightly to 18.8% for 2008 from 18.6% for 2007.

        Interest income.    Our interest income for 2008 was $0.3 million, an increase of $0.3 million from less than $0.1 million for 2007, as a result of increased levels of cash and cash equivalents.

        Interest expense.    Our interest expense for 2008 was $0.2 million, a decrease of $0.3 million from $0.5 million for 2007. The decrease was primarily due to reductions in borrowings.

        Income tax expense.    Income tax expense for 2008 was $7.1 million, an increase of $6.9 million from $0.2 million for 2007. This increase was primarily attributable to increased income before income taxes as well as net operating loss carryforwards that completely eliminated regular taxable income in 2007 and only partially offset the income in 2008. This increase in tax expense was partially offset by release of the valuation allowance that existed at December 31, 2007. In 2008, we reversed our valuation allowance of $7.3 million that was recognized at December 31, 2007, based on our belief that it is more likely than not that our net deferred tax assets will be realized in future periods. As a result, our effective income tax rate increased to 21.1% from 4.8%.

        Net income.    Our net income for 2008 was $26.4 million, an increase of $23.1 million, as compared to net income of $3.3 million for 2007, due to the factors discussed above.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

        Revenue.    Our revenue for 2007 was $85.7 million, an increase of $57.1 million, or 199.5%, as compared to $28.6 million for 2006. The increase was primarily due to increased student enrollment, partially offset by an increase in institutional scholarships of $2.5 million. Student enrollment as of December 31, 2007, was 12,623, an increase of 8,152, or 182.3%, compared to 4,471 as of December 31, 2006.

        Instructional costs and services.    Our instructional costs and services expenses for 2007 were $29.8 million, an increase of $17.3 million, or 138.5%, as compared to $12.5 million for 2006. The increase was primarily due to increases in instructional compensation costs of $8.4 million to meet the needs of a 182.3% increase in student enrollment financial aid processing fees of $1.8 million and license fees of $1.0 million. Bad debt expense increased to $4.7 million for 2007 from $1.0 million for 2006 as a result of a proportional increase in revenue. As a percentage of revenue, instructional costs and services decreased to 34.8% for 2007 as compared to 43.7% for 2006. The decrease, as a percentage of revenue, is primarily due to operating leverage associated with instructional compensation costs, partially offset by an increase in our bad debt expense, as a percentage of revenue, to 5.5% for 2007 from 3.4% for 2006. The increase in bad debt expense, as a percentage of revenue, resulted from increased receivables due to a greater availability of Title IV funds per student.

        Marketing and promotional.    Our marketing and promotional expenses for 2007 were $36.0 million, an increase of $23.8 million, or 194.7%, as compared to $12.2 million for 2006. The increase was primarily due to increases in compensation of $10.9 million and advertising expenses of $10.0 million. Our marketing and promotional expenses, as a percentage of revenue, decreased to 42.0% for 2007, from 42.7% for 2006. The decrease, as a percentage of revenue, was primarily due to operating leverage in compensation costs.

        General and administrative.    Our general and administrative expenses for 2007 were $15.9 million, an increase of $7.2 million, or 82.6%, as compared to $8.7 million for 2006. The increase was primarily due to increases in compensation costs of $4.1 million, professional fees of $0.8 million and travel costs of $0.6 million. Our general and administrative expenses, as a percentage of revenue, decreased to 18.6% for 2007 from 30.4% for 2006, primarily due to operating leverage associated with compensation costs and miscellaneous other expenses.

        Interest income.    Interest income for 2007 and 2006 was less than $0.1 million.

        Interest expense.    Interest expense for 2007 was $0.5 million, an increase of $0.2 million, or 55.0%, from $0.3 million for 2006, as a result of increased borrowings.

        Income tax expense.    Income tax expense for 2007 was $0.2 million primarily due to federal and state alternative minimum tax. There was no income tax provision for 2006 due to our net operating losses incurred in the current and prior years.

        Net income.    Our net income for 2007 was $3.3 million, an increase of $8.4 million as compared to a net loss of $5.2 million for 2006, due to the factors discussed above.

Quarterly Results (Unaudited) and Seasonality

        The following tables set forth certain unaudited financial and operating data for each quarter during 2007 and 2008. We believe that the information reflects all adjustments, which include only normal and recurring adjustments, necessary to present fairly the information below.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except enrollment data)
2007
Revenue	$13,749	$16,607	$24,202	$31,151
Costs and expenses:
Instructional costs and services	5,282	6,114	7,758	10,683
Marketing and promotional	6,280	8,562	9,690	11,465
General and administrative	2,952	3,176	3,375	6,389

Total costs and expenses	14,514	17,852	20,823	28,537
Operating income (loss)	(765)	(1,245)	3,379	2,614
Interest income	(1)	—	—	(11)
Interest expense	120	110	102	212

Income (loss) before income taxes	(884)	(1,355)	3,277	2,413
Income tax expense (benefit)	(42)	(64)	156	114

Net income (loss)	$(842)	$(1,291)	$3,121	$2,299

Period end enrollment
Online	6,440	8,365	12,117	12,104
Ground	416	301	599	519

Total:	6,856	8,666	12,716	12,623

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
	(In thousands, except enrollment data)
2008
Revenue	$38,948	$49,942	$60,277	$69,123
Costs and expenses:
Instructional costs and services	12,948	12,734	16,368	20,772
Marketing and promotional	15,063	18,369	21,058	26,546
General and administrative	7,210	7,925	11,191	14,686

Total costs and expenses	35,221	39,028	48,617	62,004
Operating income	3,727	10,914	11,660	7,119
Interest income	(32)	(59)	(104)	(127)
Interest expense	86	97	14	43

Income before income taxes	3,673	10,876	11,750	7,203
Income tax expense (benefit)	(309)	2,831	2,999	1,550

Net income	$3,982	$8,045	$8,751	$5,653

Period end enrollment
Online	18,918	22,201	29,786	30,921
Ground	591	406	761	637

Total:	19,509	22,607	30,547	31,558

(1)
Operating income decreased to $7.1 million in the fourth quarter of 2008 from $11.7 million in the third quarter of 2008 in part due to the following events that occurred in the fourth quarter of 2008: (i) a one-time stock-based compensation expense of $1.6 million related to the modification of a stock award held by a director; (ii) a one-time compensation expense of $1.9 million related to special overachievement bonuses awarded to our management team, which our compensation committee does not expect to award in the future; and (iii) $1.0 million in annual conference costs, which costs are recurring in nature but historically occur only in the fourth quarter. The fourth quarter of 2008 also contained 12 weeks, as compared to the third quarter of 2008 which contained 13 weeks.

        Although not apparent in our results of operations due to our rapid rate of growth, our operations are generally subject to seasonal trends. As our growth rate declines we expect to experience seasonal fluctuations in results of operations as a result of changes in the level of student enrollment. While we enroll students throughout the year, first and fourth quarter new enrollments and revenue generally are lower than other quarters due to the holiday break in December and January. We generally experience a seasonal increase in new enrollments in August and September of each year when most other colleges and universities begin their fall semesters.

Liquidity and Capital Resources

Liquidity

        We financed our operating activities and capital expenditures during 2006 primarily through proceeds from the prior issuances of shares of Series A Convertible Preferred Stock and from borrowings. We financed our operating activities and capital expenditures during 2007 and 2008 primarily through cash provided by operating activities. Our cash and cash equivalents were $0.1 million, $7.4 million and $56.5 million at December 31, 2006, 2007 and 2008, respectively. Our restricted cash was $0.7 million at December 31, 2008.

        We have a credit agreement (Credit Agreement) with Comerica Bank that provides for a maximum amount of borrowing under a revolving credit facility of $15.0 million, with a letter of credit sub-limit of $14.2 million. The Credit Agreement also provides for an equipment line of credit not to exceed $0.2 million.

        Under the Credit Agreement, we are subject to certain limitations including limitations on our ability to incur additional debt, make certain investments or acquisitions and enter into certain merger and consolidation transactions, among other restrictions. The Credit Agreement also contains a material adverse change clause, and we are required to maintain compliance with a minimum tangible net worth financial covenant. As of December 31, 2007 and 2008, we were in compliance with all financial covenants in our Credit Agreement. If we fail to comply with any of the covenants or experience a material adverse change, the lenders could elect to prevent us from borrowing or issuing letters of credit and declare the indebtedness to be immediately due and payable.

        As security for this letter of credit under the Credit Agreement, we are obligated to maintain $14.2 million in compensating balances in deposit with the counterparty. Because the compensating balance is not restricted as to withdrawal, it is not classified as restricted cash in our consolidated balance sheets. If the cash amount maintained with the counterparty drops below $14.2 million, the difference will be treated as a borrowing under our line of credit with assessed interest.

        A significant portion of our revenue is derived from tuition funded by Title IV programs. As such, the timing of disbursements under Title IV programs is based on federal regulations and our ability to successfully and timely arrange financial aid for our students. Title IV funds are generally provided in multiple disbursements before we earn a significant portion of tuition and fees and incur related expenses over the period of instruction. Students must apply for new loans and grants each academic year. These factors, together with the timing of our students beginning their programs, affect our operating cash flow.

        Based on the most recent fiscal year end financial statements, Ashford University and the University of the Rockies did not satisfy the composite score requirement of the financial responsibility test which institutions must satisfy in order to participate in Title IV programs. As a result, (i) Ashford University posted a letter of credit in favor of the Department of Education in the amount of $12.1 million, remaining in effect through September 30, 2009, and (ii) the University of the Rockies posted a letter of credit in favor of the Department of Education in the amount of $0.7 million, remaining in effect through June 30, 2009. Additionally, we have posted an aggregate of $2.1 million in letters of credit related to our leased facilities and vehicles. The letters of credit related to Ashford University and to our leased facilities are issued under our Credit Agreement. The letter of credit on behalf of the University of the Rockies is from another financial institution and is secured by a cash deposit of $0.7 million. Although we expect our universities to satisfy the composite score requirement of the financial responsibility test under Title IV for the year ending December 31, 2008, and as a result would not be required to replace the outstanding letters of credit upon expiration, we expect to have sufficient cash on hand and availability of credit to replace or increase those letters of credit if necessary.

        Based on our current level of operations and anticipated growth in enrollments, we believe that our cash flow from operations, existing cash and cash equivalents and other sources of liquidity, will provide adequate funds for ongoing operations, planned capital expenditures and working capital requirements for at least the next 12 months.

        Operating Activities.    Net cash provided by operating activities for 2008 was $70.7 million, primarily due to our increased net income of $26.4 million and increased Title IV disbursements in excess of amounts charged to students of $50.6 million. Net cash provided by operating activities for 2007 was $10.4 million, primarily due to our increased net income. We expect to continue to generate cash from our operations. Net cash used in operating activities for 2006 was $1.1 million, primarily due to our net loss of $5.2 million.

        Investing Activities.    Net cash used in investing activities was $1.4 million, $2.9 million and $16.6 million for 2006, 2007 and 2008, respectively. Our cash used in investing activities is primarily related to the purchase of property and equipment and leasehold improvements. A majority of our historical capital expenditures are related to the establishment of our initial infrastructure to support our online operations and to improve our ground campus. Capital expenditures were $1.4 million, $3.6 million and $15.9 million for 2006, 2007 and 2008, respectively. We expect our capital expenditures for 2009 to be approximately $15 million. In the future we will continue to invest in computer equipment and office furniture and fixtures to support our increasing employee headcounts. We expect capital expenditures to represent a decreasing percentage of net revenue in the future.

        Financing Activities.    Net cash provided by (used in) financing activities was $0.3 million, $(0.1) million and $(5.1) million for 2006, 2007 and 2008, respectively. Net cash used in financing activities for 2008 was primarily due to repayments of borrowing of $4.9 million. In the future we expect that we will continue to utilize commercial financing, lines of credit and term debt for the purpose of expansion of our online business infrastructure and to expand and improve our ground campuses in Clinton, Iowa and Colorado Springs, Colorado.

Significant Cash and Contractual Obligations

        The following table sets forth, as of December 31, 2008, certain significant cash obligations that will affect our future liquidity:

	Payments Due by Period
	Total	Less than 1 Year	Years 2-3	Years 4-5	More than 5 Years
	(In thousands)
Long term debt (1)	$234	$74	$160	$—	$—
Capital lease obligations (2)	486	179	236	71	—
Operating lease obligations (2)	246,176	13,450	41,809	48,541	142,376
Uncertain tax positions (3)	2,740	—	2,740	—	—

Total	$249,636	$13,703	$44,945	$48,612	$142,376

(1)
See Note 7, "Notes Payable and Long-Term Debt," to our consolidated financial statements, which are included elsewhere in this prospectus.

(2)
See Note 8, "Lease Obligations," to our consolidated financial statements, which are included elsewhere in this prospectus.

(3)
See Note 13, "Income Taxes," to our consolidated financial statements, which are included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements.

Impact of Inflation

        We believe that inflation has not had a material impact on our results of operations for the years ended December 31, 2006, 2007 or 2008. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Quantitative and Qualitative Disclosure About Market Risk

Market risk

        We have no derivative financial instruments or derivative commodity instruments. We invest cash in excess of current operating requirements in short term certificates of deposit and money market accounts.

Interest rate risk

        All of our capital lease obligations are fixed rate instruments and are not subject to fluctuations in interest rates. However, to the extent we borrow funds under the Credit Agreement, we would be subject to fluctuations in interest rates.

Segment Information

        We operate in one reportable segment as a single educational delivery operation using a core infrastructure that serves the curriculum and educational delivery needs of both our ground and online students regardless of geography. Our chief operating decision maker, our CEO and President, manages our operations as a whole, and no expense or operating income information is evaluated by our chief operating decision maker on any component level.

Related Party Transactions

        Ryan Craig, one of our directors, entered into an agreement with Warburg Pincus, our principal investor, in August 2004 to serve on our board of directors and as a consultant to us in 2004 on behalf of Warburg Pincus. Under this agreement, Warburg Pincus agreed to compensate Mr. Craig from its equity ownership in us upon a liquidity event, which was deemed not to be probable when the agreement was signed. This agreement was amended in December 2008. See Note 15, "Related Party Transactions—Director Agreement," to our consolidated financial statements, which are included elsewhere in this prospectus. For his services as a Warburg Pincus representative to our board of directors from August 2004 to August 2008, Mr. Craig earned the right to receive 198,516 shares of our common stock from Warburg Pincus. In his role as an independent consultant to us in 2004, Mr. Craig earned the right to receive 305,826 shares of our common stock from Warburg Pincus. For these services, Mr. Craig received an aggregate amount of 504,342 shares of common stock in January 2009. Based on the fair value of our common stock on December 31, 2008, we recorded stock-based compensation expense of $1.6 million for the fair value of those shares in the fourth quarter of 2008.

        In November 2003, Warburg Pincus loaned $75,000 to Andrew Clark to finance Mr. Clark's purchase of 75,000 shares of Series A Convertible Preferred Stock from us. In connection with such loan, Mr. Clark entered into a Secured Recourse Promissory Note and Pledge Agreement with Warburg Pincus which provided that the principal amount due under the note would accrue simple interest at a rate of 8% per year until November 26, 2005, the maturity date, after which time interest would accrue at a penalty rate of 16% per year, compounded monthly. The loan was secured by 75,000 shares of Series A Convertible Preferred Stock held by Mr. Clark. Mr. Clark repaid the loan in full on March 10, 2009, at which time the amount due under the note was $146,740 (including accrued interest of $71,740).

        In 2004, Warburg Pincus entered into a guarantee in favor of a postsecondary college in the Connecticut state college system pursuant to which Warburg Pincus agreed to guarantee certain of our obligations. See "Certain Relationships and Related Transactions—Warburg Pincus Guarantee." Additionally, in 2007, we entered into a line of credit with Warburg Pincus. See "Certain Relationships and Related Transactions—Line of Credit with Warburg Pincus." As of December 31, 2007, all amounts borrowed under the line of credit were repaid and the line of credit was cancelled.

        Our current certificate of incorporation and bylaws, as well as the certificate of incorporation and bylaws that will be in effect upon the closing of this offering, require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. We have also entered into indemnification agreements with each of our directors and executive officers. See "Certain Relationships and Related Transactions—Indemnification Agreements."

Recent Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Pronouncements that Address Fair Value Measurements for Purpose of Lease Classification or Measurement under Statement 13, which amends SFAS 157 to exclude accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13, Accounting for Leases. In February 2008, the FASB also issued FSP FAS 157-2 Effective Date of FASB Statement No. 157, which delays the effective date of SFAS 157 until the first quarter of 2009 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. We adopted SFAS 157 for financial assets and liabilities on January 1, 2008, and such adoption did not have a material impact on our consolidated financial statements. We do not expect the adoption of SFAS 157 for non-financial assets and liabilities to have a material impact on our consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 ("SFAS 159"). This standard permits entities to choose to measure financial instruments and certain other items at fair value and is effective for the first fiscal year beginning after November 15, 2007. SFAS 159 must be applied prospectively, and the effect of the first re-measurement to fair value, if any, should be reported as a cumulative-effect adjustment to the opening balance of retained earnings. We adopted SFAS 159 on January 1, 2008, and our adoption did not have a material impact on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. We are in the process of determining the effect, if any, the adoption of SFAS 141R will have on our consolidated financial statements.

        In June 2008, the FASB ratified EITF Issue 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock ("EITF 07-5"). Paragraph 11(a) of SFAS No. 133 ("SFAS 133"), Accounting for Derivatives and Hedging Activities, specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to such company's own stock and (b) classified in stockholders' equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer's own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. EITF 07-5 will be effective for the first annual reporting period beginning after December 15, 2008, and early adoption is prohibited. We do not believe the adoption of EITF 07-5 will have a material impact on our consolidated financial statements.

        In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities ("FSP EITF 03-6-1"). FSP EITF 03-6-1 clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common stockholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. We do not expect FSP EITF 03-6-1 to have a significant impact on our historical grants of share-based payment awards because such awards do not participate in undistributed earnings with common stockholders. We are currently assessing the impact of FSP EITF 03-6-1 on future grants on our earnings per share.

 BUSINESS

Overview

        We are a regionally accredited provider of postsecondary education services. We offer associate's, bachelor's, master's and doctoral programs in the disciplines of business, education, psychology, social sciences and health sciences.

        We deliver our programs online as well as at our traditional campuses located in Clinton, Iowa and Colorado Springs, Colorado. As of December 31, 2008, we offered over 860 courses and 44 degree programs with 55 specializations and 30 concentrations. We had 31,558 students enrolled in our institutions as of December 31, 2008, 98% of whom were attending classes exclusively online.

        We have designed our offerings to have four key characteristics that we believe are important to students:

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  Affordability—our tuition and fees fall within Title IV loan limits;

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  Transferability—our universities accept a high level of prior credits;

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  Accessibility—our delivery model makes our offerings accessible to a broad segment of the population; and

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  Heritage—our institutions' histories as traditional universities provide a sense of familiarity, a connection to a student community and a campus-based experience for both online and ground students.

We believe these characteristics create an attractive and differentiated value proposition for our students. In addition, we believe this value proposition expands our overall addressable market by enabling potential students to overcome the challenges associated with cost, transferability of credits and accessibility—factors that frequently discourage individuals from pursuing a postsecondary degree.

        We are committed to providing a high-quality educational experience to our students. We have a comprehensive curriculum development process, and we employ qualified faculty members with significant academic and practitioner credentials. We conduct ongoing faculty and student assessment processes and provide a broad array of student services. Our ability to offer a quality experience at an affordable price is supported by our efficient operating model, which enables us to deliver our programs, as well as market, recruit and retain students, in a cost-effective manner.

        We have experienced significant growth in enrollment, revenue and operating income since our acquisition of Ashford University in March 2005. At December 31, 2008, our enrollment was 31,558, an increase of 150.0% over our enrollment as of December 31, 2007. At December 31, 2008, our ground enrollment was 637, as compared to 312 in March 2005, reflecting our commitment to invest in further developing our traditional campus heritage. For the year ended December 31, 2008, our revenue was $218.3 million, an increase of 154.7% over the prior year. For the year ended December 31, 2008, our operating income was $33.4 million, as compared to $4.0 million for the prior year. We intend to pursue growth in a manner that continues to emphasize a quality educational experience and that satisfies regulatory requirements.

Our History

        In January 2004, our principal investor, Warburg Pincus, and our CEO and President, Andrew Clark, as well as several other members of our current executive management team, launched Bridgepoint Education, Inc. to establish a differentiated postsecondary education provider. They developed a business plan to provide individuals previously discouraged from pursuing an education due to cost, the inability to transfer credits or difficulty in completing an education while meeting personal and professional commitments, the opportunity to pursue a quality education from a trusted institution. The business plan incorporated our management team's experience with other online and campus-based postsecondary providers and sought to employ processes and technologies that would enhance both the quality of the offering and the efficiency with which it could be delivered. As the foundation for this plan, we sought out opportunities to acquire a traditional university with a history of providing quality education to its students and with a rich heritage of student community.

        In March 2005, we acquired the assets of The Franciscan University of the Prairies, located in Clinton, Iowa, and renamed it Ashford University. Founded in 1918 by the Sisters of St. Francis, a non-profit organization, The Franciscan University of the Prairies originally provided postsecondary education to individuals seeking to become teachers and later expanded to offer a broader portfolio of programs. The university obtained regional accreditation in 1950 from the Higher Learning Commission. At the time of the acquisition, the university had 332 students, 20 of whom were enrolled in the university's first online program, which launched in January 2005.

        The majority of our current executive management team was in place at the time we acquired Ashford University. As a result, we were able to begin implementing processes and technologies to prepare for the launch of an online education offering to serve a large student population immediately after the acquisition. In spring 2005, we introduced several new online programs through Ashford University, including four bachelor's and two master's programs. Since then, we have introduced 2 associate's programs, 14 bachelor's programs and 4 master's programs, all offered exclusively online, including numerous specializations and concentrations within these programs. During this same period, we also invested in enhancing and expanding the campus' physical infrastructure. In 2006, Ashford University received re-accreditation from the Higher Learning Commission through 2016. In 2007, we formally launched our military and corporate channel development efforts and, as a result, expanded our relationships with military and corporate employers through which we seek to recruit students.

        In September 2007, we acquired the assets of the Colorado School of Professional Psychology, located in Colorado Springs, Colorado, and renamed it the University of the Rockies. Founded as a non-profit institution in 1998 by faculty from Chapman University, the school offers master's and doctoral programs primarily in psychology. At the time of the acquisition, the school had 75 students and did not offer any online courses or programs. In October 2008, through the University of the Rockies, we launched one online master's program with two specializations and our first online doctoral program. Originally accredited in 2003 for a period of five years by the Higher Learning Commission, the University of the Rockies received re-accreditation from the Higher Learning Commission in 2008 for a period of seven years.

Our Market Opportunity

        The postsecondary education market in the United States represents a large, growing opportunity. Based on a March 2009 report by the NCES, revenue of postsecondary degree-granting educational institutions exceeded $410 billion in the 2005-06 academic year. According to a September 2008 NCES report, the number of students enrolled in postsecondary institutions was 17.8 million in 2006 and is projected to grow to 18.6 million by 2010.

        Within the postsecondary education market, enrollments at private for-profit institutions have grown at a higher rate than enrollments at not-for-profit postsecondary institutions. According to a March 2009 NCES report, from 1997 to 2007, private for-profit enrollments grew at a compound annual growth rate of 13.7% compared to a compound annual growth rate of 1.9% for both public and private not-for-profit enrollments. We believe this growth is due to the ability of for-profit providers to assess marketplace demand, to quickly adapt program offerings, to scale their operations to serve a growing student population, to provide strong customer service and to offer a high-quality education.

        Online postsecondary enrollment is growing at a rate well in excess of the growth rate of overall postsecondary enrollment. According to Eduventures, online postsecondary enrollment was projected to increase from 0.5 million to 1.8 million between 2002 and 2007, representing a projected compound annual growth rate of 30.4%. By comparison, according to a September 2008 NCES report, enrollment in overall postsecondary programs increased at a projected compound annual growth rate of 1.6%

during the same period. We believe the rapid growth in online postsecondary enrollment has been driven by a number of factors, including:

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  the greater convenience and flexibility that online programs offer as compared to ground programs;

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  the increased acceptance of online programs as an effective educational medium by students, academics and employers; and

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  the broader potential student base, including working adults, that can be reached through the use of online delivery.

        We expect continued growth in postsecondary education based on a number of factors, including (i) an increase in the number of occupations that require a bachelor's or a master's degree and (ii) the higher compensation that individuals with postsecondary degrees typically earn as compared to those without a degree. According to a December 2007 report from the BLS, occupations requiring a bachelor's or master's degree are expected to grow 17% and 19%, respectively, between 2006 and 2016, or nearly double the growth rate BLS has projected for occupations that do not require a postsecondary degree. Further, individuals with postsecondary degrees are generally able to achieve higher compensation than those without a degree. According to data published by the NCES, the 2007 median incomes for individuals 25 years or older with a bachelor's, master's and doctoral degree were 67%, 100% and 167% higher, respectively, than for a high school graduate (or equivalent) of the same age with no college education.

        Although obtaining a postsecondary education has significant benefits, many prospective students are discouraged from pursuing, and ultimately completing, an undergraduate or graduate degree program. According to a March 2009 NCES report, 66% of all individuals 25 or older in the United States who have obtained a high school degree, or over 112 million individuals, have not completed a bachelor's degree or higher. We believe this is due to a number of factors, including:

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  High tuition costs.  According to a March 2009 NCES report, tuition prices have increased at a compound annual growth rate of 7.4% and 7.2% for public and private institutions, respectively, over the past three decades, well in excess of the rate of inflation during this period. As a result, according to the NCES, average tuition prices at public and private institutions during the 2007-2008 academic year, were 83% and 65% greater, respectively, as compared to tuition prices during the 1996-1997 academic year. Many students are not able to afford such tuition prices and, as a result, elect not to pursue an education.

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  Restrictions on credit transferability.  According to a March 2009 NCES report, over 33 million individuals 25 years or older in the United States have completed some postsecondary education coursework but have not obtained a degree. These individuals typically seek to transfer credits for previously completed coursework when they re-enroll in a postsecondary degree program. However, institutions often do not allow new students to obtain full credit for prior coursework, forcing them to incur incremental expense and to commit additional time to complete a program. Further, the willingness of accrediting agencies to sanction credit transferability depends, in part, on the extent to which it is consistent with an institution's mission.

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  Personal and professional commitments.  Many postsecondary students, particularly working adults, must balance other personal and professional commitments while pursuing an education. As a result, these students often require significant scheduling flexibility, both with daily coursework and with start and end dates for any particular course, to be able to complete a program. Additionally, attending courses in person, rather than online, can present an obstacle for some individuals given the time and expense required to commute to campus.

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  Inadequate community support network.  Students often seek, and in many cases require, a sense of student community and the associated support network to successfully complete their coursework, particularly in a rigorous academic environment. For some institutions, particularly those with limited direct interaction between students, these factors can be difficult to establish.

        We believe postsecondary institutions that effectively address these challenges not only access a broader segment of the overall postsecondary market, but also have the potential to expand the market opportunity and to include individuals who previously were discouraged from pursuing a postsecondary education.

Our Competitive Strengths

        We believe that we have the following competitive strengths:

Attractive, differentiated value proposition for students

        We have designed our educational model to provide our students with a superior value proposition relative to other educational alternatives in the market. We believe our model allows us to attract more students, as well as to target a broader segment of the overall population. Our value proposition is based on the following:

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  Affordable tuition.  We structure the tuition and fees for our programs to be below Title IV loan limits, permitting students who do not otherwise have the financial means to pursue an education the ability to gain access to our programs. We believe that removing the financial burden of obtaining incremental private loans, or making significant cash tuition payments while pursuing a postsecondary education, not only permits more students to access our programs but also enables students to focus more on their coursework and on program completion while in school. We also recognize that private loans are increasingly difficult to obtain, which can prevent academically qualified students from pursuing an education at institutions with higher tuition and fees.

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  High transferability of credits.  Based on our research, we believe we are one of six postsecondary education institutions in the United States, and the only for-profit provider, that accepts up to 99 transfer credits for a bachelor's degree program. Many adult students have completed some postsecondary education and have credits which they would like to transfer to a new degree program, but are often prevented from doing so, thereby increasing the time and expense incurred to earn a degree. This situation is common among military personnel who, as of December 31, 2008, comprised 14.6% of our total enrollment. We believe students should receive credit for their prior work and, as such, we have worked closely with our accrediting agencies to obtain the right to accept a high level of transfer credits. Based on a recent review of our enrolled students, over 78% transferred in credits and 50% of those who transferred in credits transferred in 50 credits or more.

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  Accessible educational model.  Our online delivery model, weekly start dates and commitment to affordability and the transferability of credits make our programs highly accessible. Our online platform has been designed to deliver a quality educational experience while offering the flexibility and convenience that many students, particularly working adults, require. As of December 31, 2008, 98% of our students were taking classes exclusively online. Our weekly starts provide students with significant flexibility to structure their course schedule around their other personal and professional commitments.

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  Heritage as a traditional university with a campus-based student community.  We believe that a strong sense of community and the familiarity associated with a traditional campus environment are important to recruiting and retaining students and differentiate us from many other online providers. We encourage our online students to follow activities on our campuses, including our 13 NAIA athletic teams, our student clubs and our student projects with our campuses' local communities. Additionally, all online student activity, including completing coursework and seeking support services, is initiated through each university's homepage, which also highlights campus activities, including athletic and social events. As a result, students have the opportunity to become more connected to their fellow students and to develop a stronger connection with our institutions. Additionally, we hold graduation ceremonies at our Ashford University campus for online and ground students. In the May 2008 graduation, 69% of the students participating in the ceremony were graduating from online programs.

Commitment to academic quality

        We are committed to providing our students with a rigorous and rewarding academic experience, which gives them the knowledge and experience necessary to be contributors, educators and leaders in their chosen professions. We seek to maintain a high level of quality in our curriculum, faculty and student support services, all of which contribute to the overall student experience. Our curriculum is reviewed annually to ensure that content is refined and updated as necessary. Our faculty members have over seven years of instructional experience on average, and all hold graduate degrees in their respective fields of instruction and typically have relevant practitioner experience. We provide extensive student support services, including academic, administrative and technology support, to help maximize the success of our students. Additionally, we monitor the success of our educational delivery processes through periodic faculty and student assessments. We believe our commitment to quality is evident in the satisfaction and demonstrated proficiency of our students, which we measure at the completion of every course. In a July 2008 survey we conducted, in which over 2,000 Ashford students responded, 98% indicated they would recommend Ashford University to others seeking a degree.

Cost-efficient, scalable operating model

        We have designed our operating model to be cost-efficient, allowing us to offer a quality educational experience at an affordable tuition rate while still generating attractive operating margins. Our management team has relied upon its significant experience with other online education models to develop processes and employ technology to enhance the efficiency and scalability of our business model. Our processes and related technologies allow us to efficiently meet our students' instructional support services needs and to execute our marketing, recruiting and retention strategy. These processes and related technologies enable our management team to operate the business effectively and to identify areas for opportunity to refine the model further. Additionally, we have developed our operating model to be scalable and to support a much larger student population than is currently enrolled.

Experienced management team and strong corporate culture

        Our management team possesses extensive experience in postsecondary education, in many cases with other large online postsecondary providers. Andrew Clark, our CEO and President, served in senior management positions at such institutions for 12 years prior to joining us and has significant experience with online education businesses. The other members of our executive management team, most of whom have been with us since our launch of Bridgepoint Education, Inc., also bring a combination of academic, operational, technological and financial expertise that we believe has been critical to our success. The continuity of our executive management team demonstrates the strong relationship between functional areas within our business and the team's belief in the potential of our business model. Additionally, our executive management team has been critical to establishing and maintaining our corporate culture during our rapid growth. Our culture is based on four core values: integrity, ethics, service and accountability. We believe these values (i) have allowed us to create an environment that makes us a sought-after employer for professionals within our industry and (ii) have contributed to the strong relationships we maintain with each of our regulatory and accrediting agencies.

Our Growth Strategies

        We intend to pursue the following growth strategies:

Focus on high-demand disciplines and degree programs

        We seek to offer programs in disciplines in which there is strong demand for education and significant opportunity for employment. Our current program portfolio includes offerings at the associate's, bachelor's, master's and doctoral levels in the disciplines of business, education, psychology, social sciences and health sciences. We follow a defined process for identifying new degree program opportunities which incorporates student, faculty and market feedback, as well as macro trends in the relevant disciplines, to evaluate the expected level of demand for a new program prior to developing the content and marketing it to potential students. Based on a March 2009 NCES report, programs in our disciplines represent 69% of total bachelor's degrees conferred by all postsecondary institutions in 2006-2007.

Increase enrollment in our existing programs through investment in marketing, recruiting and retention

        We have invested significant resources in developing processes and implementing technologies that allow us to effectively identify, recruit and retain qualified students. We intend to continue to invest in marketing, recruiting and retention and to expand our enrollment advisor workforce to increase enrollment in our existing programs. Our proprietary CRM system and related processes allow us to effectively pursue potential new students that have expressed an interest in a postsecondary program. Additionally, our superior value proposition allows us to differentiate our educational offering to potential students. Once a student enrolls in our programs, we provide consistent, ongoing support to assist the student in acclimating to the online environment and to address challenges that arise in order to increase the likelihood that the student will persist through graduation. We also intend to continue to develop our brand recognition through targeted marketing efforts to students and employers.

Expand our portfolio of programs, specializations and concentrations

        We intend to continue to expand our academic offerings to attract a broader portion of the overall market. In addition to adding new programs in high-demand disciplines, we intend to enhance our programs through the addition of more specializations and concentrations. Specializations and concentrations are used to create an offering that is tailored to the specific objectives of a target student population and therefore is more attractive to potential students interested in a particular program. As a result, the addition of specializations and concentrations represents a cost-effective way both to expand our target market and to further enhance the differentiation of our programs in that market. Additionally, we intend to expand our portfolio of master's and doctoral degree programs, consistent with our commitment to a quality academic offering, and to pursue graduate students because we believe they represent an attractive segment of the population.

Further develop strategic relationships in the military and corporate channels

        We intend to broaden our relationships with military and corporate employers, as well as seek additional relationships in these channels. Through our dedicated channel development teams, we are able to cost-effectively target specific segments of the market as well as better understand the needs of students in these segments so that we can design programs that more closely meet their needs. We believe our value proposition is attractive to potential students in these markets. In the military segment, individuals may frequently change locations or may seek to complete a program intermittently over the course of several years. In the corporate channel, employers value our traditional campus heritage, while our affordability allows employer tuition reimbursement to be used more efficiently.

Deliver measurable academic outcomes and a positive student experience

        We are committed to offering an educational solution that supports measurable academic outcomes, thereby allowing our students to increase their probability of success in their chosen profession. We use a comprehensive course development program and ongoing assessments to define the desired outcomes for a course, to design the course to deliver these outcomes and to measure each student's progress towards achieving these outcomes as they progress through a course. Our online platform supports this objective as we are able to monitor each student's action in an online course. Additionally, our students benefit from the strong sense of community that exists from being associated with a traditional campus and student community, including the related student activities. We believe our combination of measurable outcomes and a positive experience is important to helping students persist through graduation.

Approach to Academic Quality

Rigorous curricula

        We are committed to offering academically rigorous curricula, which provide students the knowledge and skills necessary to be successful in their respective professions. Our curricula are developed to ensure a consistent, high-quality learning experience for all students. Faculty and subject matter experts design our curricula to emphasize the requisite professional knowledge and skills that our students will need following graduation. Our programs and curricula are continuously monitored and undergo regular reviews to ensure their quality, efficacy and relevance.

Qualified faculty

        Our faculty members have over seven years of instructional experience on average, and all hold graduate degrees in their respective fields of instruction and typically have relevant practitioner experience. Of our faculty teaching graduate courses, 78.8% at Ashford University and 100% at University of the Rockies have earned doctoral degrees. Faculty members participate in ongoing professional development as well as regional face-to-face meetings designed to ensure appropriate levels of faculty engagement and student learning.

Consistent delivery

        We use standard curricula, texts and syllabi each time a given course is taught to ensure consistency in delivery. The course sequences we offer are standardized in a given program to enable consistent delivery. Courses have clear, consistent objectives which enable us to measure learning outcomes every time a course is given. Additionally, standard course student assessment materials are used to guarantee a consistent approach. Our uniform content, course objectives, assessment process and course sequences allow us to consistently deliver our programs to a large student population.

Effective student services

        Each student is provided a dedicated support team to assist such student in pursuing academic objectives. Financial aid and student services personnel help each new student evaluate financial service options and provide assistance in reviewing prior credits and planning scheduled classes. Each student is also assigned a teaching assistant at the beginning of matriculation to serve as a personal writing coach and is offered access to writing skills assistance, tutoring services and library resources.

Academic assessment and oversight

        An academic leadership team and board provide oversight to ensure the academic integrity of all program offerings. Academic quality is measured and assessed by our faculty and monitored by our instructional specialists and assessment staff. In order to measure the efficacy of our programs, we have implemented a technologically-enabled assessment model that allows for continuous assessment, thoughtful review and revision of courses when necessary. Faculty performance is routinely reviewed by our instructional specialists to assess the quality of the student learning experience.

Accreditation

        Both of our institutions are accredited by the Higher Learning Commission of the North Central Association of Colleges and Schools. Our continuing accreditations are a testament to the quality of our academic programs. Ashford University was originally accredited in 1950 and received its most recent ten-year reaccreditation in 2006. The University of the Rockies was originally accredited in 2003 for five years and received a seven-year reaccreditation in 2008.

Curricula and Scheduling

        As of December 31, 2008, we offered 44 degree programs, 55 specializations and 30 concentrations. Specializations comprise a select number of courses offered by us within an existing program which supplement that program's required courses. Specializations, which encompass endorsements, also include a select number of courses designed to meet certain state requirements, specifically in education coursework. Concentrations comprise a select number of courses offered by us which focus on one area of study within the program. We offer the following programs, specializations and concentrations through Ashford University's three colleges: the College of Business and Professional Studies; the College of Education; and the College of Arts and Sciences; and through the University of the Rockies' two schools: the School of Organizational Leadership and the School of Professional Psychology.

Ashford University

Discipline	Degree Program	Specialization (S) Concentration (C)
Business	Associate's Degree Business
Bachelor's of Arts Degree Business Administration
Finance (C) Marketing (C) Entrepreneurship (S) Human Resource Management (S) Information Systems (S) International Management (S) Project Management (S)
Computer Graphic Design
Animation (C) Print Media (C) Web Design (C)
Accounting
Professional Accounting Organizational Management Public Relations and Marketing Sports and Recreation Management
Bachelor's of Applied Science Degree Computer Graphic Design
Animation (C) Print Media (C) Web Design (C)
Accounting Computer Management
Master's Degree Business Administration
Finance (S) Global Management (S) Human Resources Management (S) Information Systems (S) Marketing (S) Organizational Leadership (S)
Entrepreneurship (S) Health Care Administration (S) Project Management (S) Supply Chain Management (S) Public Administration (S)
Organizational Management
Education	Bachelor's of Arts Degree Elementary Education with endorsement areas in:
English/Language Arts (S)
Math (S)
Science (S)
Reading (S)
Middle School (S)
Coaching (S)
Early Childhood (S)
Instructional Strategist (S)
Social Sciences—History (S)
Social Sciences—Social    Studies (S)
Physical Education (S)
Early Childhood Education Early Childhood Education Administration Physical Education Social Science
Education (C)

Discipline	Degree Program	Specialization (S) Concentration (C)
Secondary Education with endorsement areas in:
Math (S) English/Language Arts (S) General Science (S) Biology (S) Chemistry (S) American History (S) Business (S)
World History (S) Sociology (S) Psychology (S)
Education (non licensure) Business Education
Master's of Arts Degree Teaching and Learning w/ Technology
Psychology	Bachelor's of Arts Degree Psychology
Social Sciences	Bachelor's of Arts Degree Communication Studies English and Communication
Communications (C) English/Language Arts (C) Literature (C)
Social Science
Health and Human Services Management (C) History (C) Human Services (C) Psychology (C) Sociology (C)
Liberal Arts Environmental Studies Natural Science Social and Criminal Justice
Corrections Management (S) Forensics (S) Homeland Security (S) Security Management (S)
Sociology Visual Art
Bachelor's of Science Degree Computer Science and Mathematics
Computer Science (C) Mathematics (C)
Education (C)
Natural Science
Health Sciences	Bachelor's of Arts Degree Health Care Administration
Bachelor's of Science Degree Biology Clinical Cytotechnology Clinical Laboratory Science Health Science Health Science Administration Nuclear Medicine Technology
Bachelor's of Applied Science Degree Health Care Administration

University of the Rockies

Discipline	Degree Program	Specialization (S) Concentration (C)
Psychology	Master's Degree Psychology (Organizational)
Psychology (Professional)	Executive Coaching (S) Organizational
    Leadership (S)
Business Psychology (S)
Evaluation, Research &
    Measurement (S)
Non-Profit Management (S)

Professional
    Counselor (S)
Marriage and Family
    Therapy (S)
General Psychology (S)

Discipline	Degree Program	Specialization (S) Concentration (C)
Psychology	Doctoral Degree Psychology (Organizational)
Psychology (Professional)	Executive Coaching (S)
Organizational
    Leadership (S)
Business Psychology (S)
Evaluation, Research &
    Measurement (S)
Non-Profit Management (S)

Clinical (S)
Child and Adolescent
    Therapy (C)
Eating Disorders (C)
Existential Humanistic
    Psychology (C)
Forensics (C)
Health Psychology (C)
Marriage & Family
    Therapy (C)
Neuropsychology (C)
Organizational Consulting (C)
Spirituality (C)
Trauma (C)

        Online courses are offered with weekly start dates throughout the year except for two weeks in late December and early January. Courses typically run five to six weeks, and all courses are offered in an asynchronous format, so students can complete their coursework as their schedule permits. Online students typically enroll in one course at a time. This focused approach to learning allows the student to engage fully in each course.

        Ground courses typically run 16 weeks and have 2 start dates per year for semesters beginning in January and September. Undergraduate ground students can enroll in up to six concurrent courses at a time and typically enroll in at least four courses in a given semester.

        Doctoral students, both online and ground, are required to participate in periodic seminars located on campus as well as compose and defend a dissertation on an approved topic.

        Total credits required to obtain a degree are consistent for online and campus programs. An associate's degree requires 61 credits, a bachelor's degree requires 120 credits, a master's degree typically requires a minimum of 33 additional credits and a doctoral degree typically requires a minimum of 60 additional credits.

Program Development

        Potential new programs, specializations and concentrations are determined based on proposals submitted by faculty and staff and on an assessment of overall market demand. Our faculty and academic leadership work in collaboration with our marketing team to research and select new programs that are expected to have strong market demand and that can be developed at a reasonable cost. Programs are reviewed by the appropriate college and must also receive approval through the normal governance process at the relevant institution.

        Once a program is selected for development, a subject matter expert is assigned to work with our curriculum development staff to define measurable program objectives. Each course in a program is designed to include learning activities that address the program objectives and assess learning outcomes. A new program is reviewed for approval by the dean of the applicable college, the office of the provost and the chief academic officer of the institution prior to launching with students. Following the approval, the programs are conformed to the standards of our online learning management system, and the marketing department creates a marketing plan for the program. In most cases, the time frame to identify, develop and approve a new program is approximately six months.

Assessment

        Each institution has developed and implemented a comprehensive assessment plan focused on student learning and effective teaching. The plans measure learning outcomes at the course, program and institutional levels. Learning outcomes are unique to each institution and demonstrate the skills that graduates should be able to demonstrate upon completion of their respective program. With the assistance of our dedicated assessment team, our faculty routinely evaluates and revises courses and learning resources based upon outcomes and institutional research data. Using direct and indirect measurements, student performance is assessed on an ongoing basis to ensure student success. Both Ashford University and the University of the Rockies have been accepted into the Higher Learning Commission Assessment Academy which promotes a continuous improvement cycle in the area of assessment.

        In addition to course and program assessments, our faculty's performance is continuously assessed by our institutional specialists and by results of student surveys at the completion of each course. The results of all of our assessment practices are reviewed by an assessment team, and, based on their conclusions, recommendations may be made to add or modify our programs.

Faculty

        Faculty members are selected based upon academic credentials, prior teaching experience and on performance in faculty orientation and in the classroom. Currently, we have over 1,200 active online faculty members (individuals that have taught a course for us in the last 12 months) and over 60 full-time campus faculty members. All of our faculty members have earned a graduate degree, and of the faculty members teaching graduate courses, 78.8% at Ashford University and 100% at University of the Rockies have earned doctoral degrees. We also have 82 teaching assistants who support faculty members and students in certain online undergraduate courses.

        All faculty members participate in an extensive initial interview and orientation. Online faculty candidates must participate in three weeks of online training to understand the instructional design of our courses, our online platform and teaching expectations. The online environment that we use to train and evaluate candidates is designed to replicate the learning experience of our students, as well as provide a platform for the candidates to demonstrate their competence as an instructor.

        Ongoing professional development is also provided to support and assist all faculty members in continually enhancing the quality of instruction provided to our students. Our instructional specialists are a team of faculty members who assess the performance of and provide feedback to our online faculty to ensure quality and consistent delivery across all of our programs. Our instructional specialists evaluate online faculty on their ability to:

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  inspire an atmosphere of sincerity and encouragement;

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  establish trust among the community of students;

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  establish clear expectations and outcomes that maintain academic standards;

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  respond promptly to students and provide needed expertise;

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  provide constructive criticism;

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  advance written communication skills; and

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  motivate and engage students in active and positive dialogue.

We believe our instructional specialists serve a critical role in allowing us to deliver a quality education to our students.

        We believe that supporting faculty in classroom duties as well as in their professional development is an integral component to the success of our students. We place significant emphasis on supporting and rewarding faculty for quality teaching and have implemented programs designed to provide necessary faculty support. We employ faculty mentors to acclimate new instructors to our online platform and instructional model, and we employ teaching assistants to assist faculty members in certain online undergraduate courses. Faculty members are encouraged to be active in their field by presenting at national conferences, conducting research, writing and joining professional organizations. Additionally, faculty members may earn formal recognition for excellence such as earning acceptance into the Ashford University Provost's Circle or Teaching Academy or by receiving formal faculty recognition awards.

        We believe providing a supportive community for our faculty is critical to the success of our institutions. Accordingly, we foster a sense of community among our online and our campus faculty through both in-person gatherings as well as online community building. We hold regional faculty meetings two to four times per year where all of our online faculty from a specific region are invited to gather to discuss experiences, best practices and effective teaching approaches. Additionally, we publish newsletters and maintain a faculty website to facilitate professional development and intra-faculty communication and exchange of ideas.

Student Support Services

        To promote academic success, support new students and enhance persistence, we offer a broad array of services that assist students at our institutions. A majority of our student support services are accessible online, permitting convenient student access. Our service infrastructure includes academic, administrative, technology and library services.

Academic

        Students enrolling in an undergraduate program are given access to teaching assistants who serve as personal writing coaches and provide feedback and guidance on academic matters. Additionally, every student is offered unlimited access to Smarthinking, an online tutoring service for writing, math, statistics and accounting. We also offer students access to an online writing center that utilizes a virtual writing tutor and provides sample essays, an automated reference generator and tutorials on utilizing our online library. For students with disabilities, we provide appropriate educational accommodations through our disability support services team.

Administrative

        We offer students access to our administrative services telephonically, as well as via the Internet. We believe online accessibility provides the convenience and self-service capabilities that our students value. Each student is assigned an enrollment advisor, a financial services advisor and an academic advisor who work together as a team and serve as a student's main point of contact. Financial service advisors work with enrollment advisors to ensure that the student is financially prepared to pursue their degree. Academic advisors work with the student to evaluate any past credits they have earned, to plan their degree path and to schedule their classes.

Technology

        We provide online technology support to assist our students and faculty with technology-related issues. Our internal technology support team is available from 8:00 am EST to 10:00 pm EST. In addition, we provide our students with support 24 hours per day, seven days per week to address common issues such as password resets and questions related to our learning management system.

Library

        We provide access to online and ground libraries containing materials to assist students and faculty with research and instruction. Our libraries satisfy the criteria established by the Higher Learning Commission for us to offer undergraduate, master's and doctoral degree programs.

Campus Operations

        Ashford University is located on 17 acres in Clinton, Iowa. Since our acquisition of Ashford University in March 2005, we have invested in enhancing and expanding the physical infrastructure of the campus, which currently includes seven buildings used for academic, athletic, administrative and social activities. Ground enrollments at Ashford University have grown to 637 as of December 31, 2008, as compared to 312 when we acquired the institution.

        The University of the Rockies is located in Colorado Springs, Colorado. We have begun to develop a plan to further enhance the infrastructure of the University of the Rockies and to increase the ground enrollment at this institution.

        We believe that the continued growth of our ground enrollment, our commitment to academic quality, student athletics and social activities and community involvement by students at our campuses will continue to contribute to the heritage of the institutions. As a result, we intend to continue to seek opportunities to invest in developing our campus operations.

Marketing, Recruiting and Retention

Marketing

        We develop and participate in various marketing activities to generate leads for prospective students and to build the Ashford University and University of the Rockies brands. For our online student population, we target working adults, many of whom have already completed some postsecondary courses and are seeking an accessible, affordable education from a quality institution. For our campus student population, we target traditional college students, typically between the ages of 18 and 24.

        Our leads are primarily generated from online sources. Our main source of leads is third party online lead aggregators. Typically, our contracts with online lead aggregators are for a period of 30 days, which provides us with significant flexibility to add or remove vendors on short notice. We also purchase key words from search providers to generate online leads directly, rather than acquiring them through lead aggregators. Additionally, we have an in-house team focused on generating online leads through search engine optimization techniques. In select instances, primarily for potential ground students, we utilize print, television and radio media campaigns as well as direct mail to generate leads.

        Our military and corporate channel relationships are developed and managed by our channel development teams. Our military development specialists and corporate liaisons work with representatives in these organizations to demonstrate the quality, impact and value that our programs can provide to individuals in the organizations as well as to the organizations themselves. Additionally, we attend trade shows and conferences to communicate our value proposition to potential channel partners.

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  Military Relationships.  We offer scholarships to all members of the military, including active duty members, veterans, national guard members, reservists, civilian employees of the Department of Defense and immediate family members of active duty personnel. As of December 31, 2008, 14.6% of our students were affiliated with the military.

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  Corporate Relationships.  We develop corporate relationships to offer our programs to employees of large companies. Based on these relationships, corporations make information about Ashford University and the University of the Rockies available to their employees.

        We use print media as well as trade show appearances to enhance the brand equity of Ashford University and the University of the Rockies. These campaigns are designed to increase awareness among potential students, differentiate us from other postsecondary education providers, start dialogues between our enrollment advisors and potential students, motivate existing students to re-register and encourage referrals from existing students.

Recruiting

        We employ a team structure in our recruiting operations. Each team consists of enrollment advisors, academic advisors and financial service advisors. Our teams provide a single point of contact and facilitate all aspects of enrollment and integration of a prospective student into a program of study. Our team structure promotes internal accountability among employees involved in identifying, recruiting, enrolling and retaining new students.

        All leads are managed through our proprietary CRM system. Our CRM system directs a lead for a prospective student to a recruiting team and assigns an enrollment advisor within that team to serve as the primary liaison for that prospective student. Once contact with the prospective student is established, our enrollment advisors, along with the academic and financial service advisors, begin an assessment process to determine if our program offerings match the student's needs and objectives. Additionally, our enrollment advisors communicate other criteria, including expected duration and cost of our programs, to prospective students. Through our proprietary systems, our enrollment advisors are able to generate a comparison of tuition levels across our competitors in order for prospective students to make more informed decisions.

        Each enrollment advisor undergoes a comprehensive training program that addresses financial aid options, our value proposition, our academic offerings and the regulatory environment in which we operate, including the restrictions that regulations impose on the recruitment process. We place significant emphasis on regulatory requirements and promote an environment of strict compliance. An enrollment advisor typically does not achieve full productivity until four to six months after the advisor's date of hire.

        As of December 31, 2006, 2007 and 2008, we employed 149, 479 and 749 enrollment advisors, respectively. As of December 31, 2008, we also employed 41 military development specialists and corporate liaisons.

Retention

        Providing a superior learning experience to every student is a key component in retaining students at our institutions. We feel that our team-based approach to recruitment and the robust student services we provide enhance retention because of each student's interaction with their contact in the team and the accountability inherent in the team architecture. We also incorporate a systematic approach to contacting students at key milestones during their enrollment, providing encouragement and highlighting their progress. Additional contact points include quarterly updates on the school and campus life. Academic advisors are measured on their ability to retain their assigned students and regularly work with at-risk students who have not attended their most recent class or who have not ordered books. These frequent personal interactions between academic advisors and students are a key component to our retention strategy. Additionally, we employ a retention committee that monitors performance metrics and other key data to analyze student retention rates and causes and potential risks for student drops. Also, our ombudsman department serves as a neutral third party for students to raise any concerns or complaints. Such concerns and complaints are then elevated to the appropriate department so we may proactively address any issues potentially impacting retention.

Admissions

        Our admission process is designed to offer access to prospective students who seek the benefits of a postsecondary education. Ashford University undergraduate students may qualify in various ways, including by having a high school diploma or a General Education Development (GED) equivalent. Graduate level students at Ashford University and the University of the Rockies are required to have an undergraduate degree from an accredited college and may be required to have a minimum grade point average or meet other criteria to qualify for admission to certain programs

Enrollment

        We define enrollments as the number of active students on the last day of the financial reporting period. A student is considered an active student if he or she has attended a class within the prior 30 days unless the student has graduated or provided us with a notice of withdrawal.

        As of December 31, 2008, 73% of our online students were female, 32% have identified themselves as minorities and the average age was 35. We have online students from all 50 states.

        The following summarizes our enrollments as of December 31, 2007 and 2008:

	December 31, 2007		December 31, 2008
Doctoral	60	0.5%	113	0.3%
Master's	905	7.2	2,266	7.2
Bachelor's	11,071	87.7	26,340	83.5
Associate's	533	4.2	2,699	8.6
Other*	54	0.4	140	0.4

Total	12,623	100.0%	31,558	100.0%

Online	12,104	95.9%	30,921	98.0%
Ground	519	4.1	637	2.0

Total	12,623	100.0%	31,558	100.0%

*
Includes students who are taking one or more courses with us, but have not declared that they are pursuing a specific degree.

Tuition and Fees

        The price of our courses varies based upon the number of credits per course (with most courses representing three credits), the degree level of the program and the discipline. For the 2008-09 academic year (which began on July 1, 2008), our prices per credit range from $262 to $337 for undergraduate online courses and from $441 to $490 for graduate online courses. Based on these per credit prices, our prices for a three-credit course range from $786 to $1,011 for undergraduate online courses and $1,323 to $1,470 for graduate online courses. For the 2008-09 academic year, we charge a fixed $7,670 "block tuition" for undergraduate ground students taking between 12 and 18 credits per semester, with an additional $447 per credit for credits in excess of 18. Total credits required to obtain a degree are consistent for online and ground programs: an associate's degree requires 61 credits; a bachelor's degree requires 120 credits; a master's degree typically requires a minimum of 33 additional credits; and a doctoral degree typically requires a minimum of 60 additional credits.

Student Financing

        Our students finance their education through a combination of the following financing options:

Title IV Programs

        If a student attends any institution certified as eligible by the Department of Education and meets applicable student eligibility standards, that student may receive grants and loans to fund their education under programs provided for by Title IV of the Higher Education Act, which we refer to as Title IV. Some of this aid is based on need, which is generally defined as the difference between the tuition levels the student and his or her family can reasonably afford and the cost of attending the eligible institution. An institution participating in Title IV programs must ensure that all program funds are accounted for and disbursed properly. To continue receiving program funds, students must demonstrate satisfactory academic progress toward the completion of their program of study.

        In 2007 and 2008, Ashford University derived 83.9% and 86.8%, respectively, and the University of the Rockies derived 61.9% and 80.8%, respectively, of their respective revenues (in each case calculated on a cash basis in accordance with applicable Department of Education regulations) from Title IV programs administered by the Department of Education.

        FFEL.    Under the Federal Family Education Loan (FFEL) Program, banks and other lending institutions make loans to students. The FFEL Program includes the Federal Stafford Loan Program, the Federal PLUS Program (which provides loans to graduate students, as well as parents of dependent undergraduate students) and the Federal Consolidation Loan Program. If a student defaults on a FFEL loan, payment to the lender is guaranteed by a federally recognized guaranty agency, which is then reimbursed by the Department of Education. Students who demonstrate financial need may qualify for a subsidized Stafford loan. With a subsidized Stafford loan, the federal government pays the interest on the loan while the student is in school and during grace periods and any approved periods of deferment, until the student's obligation to repay the loan begins. Unsubsidized Stafford loans are not based on financial need, and are available to students who do not quality for a subsidized Stafford loan, or in some cases, in addition to a subsidized Stafford loan. Loan funds are paid to us, and we in turn credit the student's account for tuition and fees and disburse any amounts in excess of tuition and fees to the student.

        Effective July 1, 2008, under the Federal Stafford Loan Program, a dependent undergraduate student can borrow up to $5,500 for the first academic year, $6,500 for the second academic year and $7,500 for each of the third and fourth academic years. Students classified as independent, and dependent students whose parents have been denied a PLUS loan for undergraduate students, can obtain up to an additional $4,000 for each of the first and second academic years and an additional $5,000 for each of the third and fourth academic years. Students enrolled in graduate programs can borrow up to $20,500 per academic year.

        Pell.    Under the Pell Program, the Department of Education makes grants to undergraduate students who demonstrate financial need. Effective July 1, 2008, the maximum annual grant a student can receive under the Pell Program is $4,731. Under the August 2008 reauthorization of the Higher Education Act, students are able for the first time to receive Pell Grant funds for attendance on a year-round basis, and can potentially receive more in a given year than the traditionally defined maximum annual amount. For the July 1, 2009 through June 30, 2010 award year, the maximum Pell Grant award will be $5,350. Under the August 2008 reauthorization of the Higher Education Act, effective July 1, 2009, students are able for the first time to receive Pell Grant funds for attendance on a year-round basis and can potentially receive more in a given year than the traditionally defined maximum amount.

        Federal Direct Loan Program.    We are eligible to participate in the Federal Direct Loan Program, under which the Department of Education, rather than a private lender, lends to students. The types of loans, the maximum annual loan amounts and other terms of the loans made under the Federal Direct Loan Program are similar to those for loans made under the FFEL Program. We have not yet participated in this program.

        Federal Work Study Program.    Under the Federal Work Study Program, federal funds are made available to pay up to 75% of the cost of part-time employment of eligible students, based on their financial need to perform work for the school or for off-campus public or non-profit organizations.

Military and Other Governmental Financial Aid

        Some of our students also receive financial support from military and other government financial aid programs. In 2007 and 2008, Ashford University derived 1.9% and 2.2%, respectively, and the

University of the Rockies derived 1.3% and 0.0% of their respective revenues (in each case calculated on a cash basis in accordance with applicable Department of Education regulations) from military and other governmental financial aid sources.

Cash Pay and Corporate Reimbursement

        Some students pay a portion or all of their tuition with cash. In some instances, these payments are reimbursable to the student or directly to us, by the student's employer under a corporate tuition reimbursement program. In 2007 and 2008, Ashford University derived 12.9% and 9.8%, respectively, and the University of the Rockies derived 36.8% and 19.2%, respectively, of their respective revenues (in each case calculated on a cash basis in accordance with applicable Department of Education regulations) from cash pay and other corporate reimbursement.

Private Loans

        Some students use private loans to assist with the financing of their tuition. Due to our affordable value proposition, our students generally have limited need for private loans. In 2007 and 2008, Ashford University derived 1.9% and 1.2%, respectively, and the University of the Rockies derived 0.0% and 0.0%, respectively, of their respective revenues (in each case calculated on a cash basis in accordance with applicable Department of Education regulations) from private loans.

Technology

        We have created a scalable technology system that is secure, reliable and redundant and permits our courses and support services to be offered online.

Online course delivery and management

        We use the Blackboard Academic Suite, provided by Blackboard Inc., a third-party software and services provider, for our online platform. The suite provides an online learning management system and provides for the storage, management and delivery of course content. The suite includes collaborative spaces for student communication and participation with other students and faculty as well as grade and attendance management for faculty, and assessment capabilities to assist us in maintaining quality. Blackboard hosts the software for us in its data center to allow us to efficiently scale the applications to meet the needs of our growing student population. Access to our systems is provided through our student portals, an extension of our individual university websites. These portals are dynamic destinations for students to securely access personal information and services and also serve as vehicles for student communications, activities and student support services.

Internal administration

        We employ a proprietary customer relations management, or CRM, system for lead management, document management, workflow, analytics and reporting. Our CRM suite enables rapid response to new leads. We believe our CRM system is able to support the needs of our business for the foreseeable future. We also utilize an online application portal to accept, integrate and process student applications.

        We utilize CampusVue, a student information system provided by Campus Management Corp., to manage student data (including grades, attendance, status and financial aid) and to generate periodic management reports. This system interfaces with our learning management system.

Infrastructure

        Our core infrastructure and servers are located in a secure data center at our corporate headquarters. All of our servers are on a scalable and redundant meshed network. All systems and their associated data are included in a backup and recovery plan. We currently use industry standard servers and related equipment. We also have a disaster recovery plan in place.

Student Community and Activities

Athletics

        Our athletic teams at Ashford University compete as members of the Midwest Collegiate Conference and the National Association of Intercollegiate Athletics (NAIA). We field teams as the Ashford University Saints in men's baseball, basketball, cross-country, golf, soccer and track and field, and in women's basketball, cross-country, golf, soccer, softball, track and field and volleyball.

Student Organizations and Activities

        Our students have the ability to participate in a wide range of social and recreational activities and organizations, including Ashford University's student-run newspaper and interest groups ranging from choir and fine arts to cheerleading. Additionally, we periodically have influential corporate, political and academic leaders on campus to speak to students on a variety of topical issues.

Graduation

        Every December and May, Ashford University holds a ceremony on campus for students graduating from our campus and online programs. In May 2008, we hosted approximately 1,200 family members and guests of 275 attending graduates; and in December 2008, we hosted approximately 1,100 family members and guests of 221 attending graduates. Of the students in attendance in May 2008 and December 2008, approximately 200 and 153, respectively, were graduating from online programs. We believe the opportunity to attend a traditional graduation ceremony on campus is an important component to recognizing our online students for their achievements. It also provides online students with the opportunity to further develop their connection to us and to our broader student population.

Employees

        As of December 31, 2008, we had over 1,200 faculty members, consisting of over 60 full-time campus faculty and over 1,100 adjunct online faculty. Our adjunct faculty are part-time employees.

        We engage our adjunct faculty on a course-by-course basis. Adjunct faculty are compensated a fixed amount per course, which varies among faculty members based on each individual's experience and background. In addition to teaching assignments, adjunct faculty may also be asked to serve on student committees, such as comprehensive examination and dissertation committees, or assist with course development.

        As of December 31, 2008, we also employed 1,771 non-faculty staff in university services, academic advising and academic support, enrollment services, university administration, financial aid, information technology, human resources, corporate accounting, finance and other administrative functions. None of our employees is a party to any collective bargaining or similar agreement with us.

Competition

        The postsecondary education market is highly fragmented and competitive, with no private or public institution enjoying a significant market share. We compete primarily with public and private degree-granting regionally accredited colleges and universities. Our competitors include the University of Phoenix, Kaplan University and other private and public universities and community colleges. Many of these colleges and universities enroll working adults in addition to traditional 18 to 24 year-old students. In addition, many of those colleges and universities offer a variety of distance education and online initiatives.

        We believe that the competitive factors in the postsecondary education market include the following:

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  relevant, practical and accredited program offerings;

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  convenient, flexible and dependable access to programs and classes;

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  program costs;

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  reputation of the college or university among students and employers;

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  relative marketing and selling effectiveness;

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  regulatory approvals;

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  qualified and experienced faculty;

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  level of student support services; and

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  the time necessary to earn a degree.

We expect to face increased competition as a result of new entrants to the online education market, including traditional colleges and universities that had not previously offered online education programs.

Intellectual Property

        Intellectual property is important to our business. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names and agreements with third parties to protect our proprietary rights. In many instances, our course content is produced for us by faculty and other content experts under work-for-hire agreements pursuant to which we own the course content in return for a fixed development fee. In certain limited cases, we license course content from third parties on a royalty fee basis.

        We have trademark and service mark registrations and pending applications in the U.S. and select foreign jurisdictions. We also own domain name rights to www.ashford.com, www.ashford.edu, www.ashforduniversity.edu, www.rockies.edu and www.universityoftherockies.com, as well as other words and phrases important to our business.

Properties

        In addition to our owned Ashford University facilities of 286,000 square feet in Clinton, Iowa, our corporate headquarters occupies 267,000 square feet in San Diego, California under a lease that expires in 2018 where we house enrollment services, student support services and corporate functions. We also lease 36,700 square feet under a lease that expires in 2014 in Clinton, Iowa to complement our California enrollment services and student services functions. We lease 31,500 square feet under a lease that expires in 2015 in Colorado Springs, Colorado for the University of the Rockies. We signed an 11 year lease in October 2008 for an additional 248,000 square feet to house enrollment services, student support services and corporate functions in San Diego scheduled for occupancy in 2009 and 2010. We believe our existing facilities, including the newly leased space, are adequate for current requirements and that additional space can be obtained on commercially reasonable terms to meet future requirements.

Environmental Matters

        We believe our facilities are substantially in compliance with federal, state and local laws and regulations that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment. Compliance with these laws and regulations has not had, and is not expected to have, a material effect on our capital expenditures, earnings or competitive position.

Legal Proceedings

        From time to time, we are a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not at this time a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material adverse effect on our business, financial condition or results of operations.

        In February 2009, certain holders of common stock and warrants to purchase common stock asserted various claims against us, our directors and officers and Warburg Pincus based primarily on allegations of breach of fiduciary duty and violations of corporate governance requirements involving amendments to our certificate of incorporation made in connection with financings in 2005 and by certain stock options granted by us to our employees. On March 29, 2009, we reached a settlement with the claimants regarding these claims. The terms of the settlement were approved by our board of directors upon the recommendation of a special committee comprised of independent directors not affiliated with Warburg Pincus. The settlement did not constitute an admission of guilt or liability on our part or on the part of Warburg Pincus or any of our officers or directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Factors Affecting Comparability—Settlement of Stockholder Dispute."

 REGULATION

        Ashford University and the University of the Rockies are accredited institutions of higher education that participate in federal student financial aid programs and, as a result, are subject to extensive regulation by a variety of agencies. These agencies include the agency that accredits our institutions, thereby providing an independent assessment of educational quality; the Department of Education, which administers the federal student aid programs relied upon by many of our students to help finance their educations; and state education licensing authorities, which provide legal authority to deliver educational programs and to grant degrees and other credentials in states where our campuses are physically located. The laws, regulations and standards of these agencies address the vast majority of our operations.

        Our institutions are accredited by the Higher Learning Commission of the North Central Association of Colleges and Schools. The Higher Learning Commission is one of six regional accrediting agencies recognized by the Department of Education for colleges and universities in the United States. Accreditation is a non-governmental process through which an institution submits to qualitative review by an organization of peer institutions based on the standards of the accrediting agency and the mission of the institution. The Higher Learning Commission reviews and evaluates many aspects of an institution's operations, primarily related to educational quality and effectiveness.

        We are also subject to regulation by the Department of Education due to our participation in federal student financial aid programs authorized by Title IV of the Higher Education Act of 1965, as amended, which we refer to in this prospectus as Title IV programs. Title IV programs include (i) subsidized and unsubsidized loans to students and their parents by private lenders which are guaranteed by the federal government, (ii) similar loans provided directly by the federal government, (iii) grants to students with demonstrated financial need and (iv) federal subsidies for a school's part-time employment of eligible students. To participate in Title IV programs, a school must obtain and maintain authorization by the state education agency or agencies where it is physically located, be accredited by an accrediting agency recognized by the Department of Education and be certified by the Department of Education as an eligible institution. Certification by the Department of Education carries with it an extensive set of regulations.

        Our institutions are also subject to regulation by educational licensing authorities in states where our institutions are physically located or conduct certain operations. State authorization, or exemption from it, in the states where a school is physically located is also a prerequisite for eligibility to participate in Title IV programs.

        We plan and implement our activities to comply with the standards of these regulatory agencies. We employ a full-time vice president of compliance who is responsible for regulatory matters relevant to student financial aid programs and reports to our General Counsel. Our CEO and President, Chief Financial Officer, Chief Academic Officer, Chief Administrative Officer and General Counsel also provide oversight designed to ensure that we meet the requirements of our regulated operating environment.

Accreditation

        Ashford University and the University of the Rockies have been institutionally accredited since 1950 and 2003, respectively, by the Higher Learning Commission. The Higher Learning Commission is one of six regional accrediting agencies that accredits colleges and universities in the United States. Most traditional, public and private non-profit, degree-granting colleges and universities are accredited by one of these six agencies. Accreditation by the Higher Learning Commission is recognized by the Department of Education as a reliable indicator of educational quality. Accreditation is a private, non-governmental process for evaluating the quality of an educational institution and its programs and an institution's effectiveness in carrying out its mission in areas including integrity, student performance, curriculum, educational effectiveness, faculty, physical resources, administrative capability and resources, financial stability and governance. To be recognized by the Department of Education, an accrediting agency, among other things, must adopt specific standards to be maintained by educational institutions, conduct peer-review evaluations of institutions' compliance with those standards, monitor compliance through periodic institutional reporting and the periodic renewal process and publicly designate those institutions that meet the agency's criteria. An accredited school is subject to periodic review by its accrediting agency to determine whether it continues to meet the performance, integrity, quality and other standards required for accreditation. An institution that is determined not to meet the standards of accreditation may have its accreditation revoked or not renewed.

        The Higher Learning Commission renewed Ashford University's accreditation in 2006 for the maximum period of ten years. The renewal followed a review process, including a change in ownership review resulting from our acquisition of the university in 2005, as well as a comprehensive evaluation in connection with the regularly scheduled renewal process following the university's previous ten-year grant of accreditation in 1995. In connection with this renewal, the Higher Learning Commission also approved (i) the university's online delivery of all programs already approved for campus-based offering, without seeking any further approval, (ii) an additional graduate degree (the Master of Arts in Organizational Management) in both campus-based and online delivery modalities and (iii) the university's awarding of up to 99 credits to students from transfer sources, including both credits earned at other educational institutions and through assessments of college-level learning experiences acquired outside the traditional university classroom. The Higher Learning Commission also directed the university to submit progress reports in June 2007 and June 2008 regarding success in meeting its enrollment, revenue and expense projections and in making capital improvements at the Iowa campus. Those reports were timely filed and the university was notified in October 2008 that no further financial reporting is required. The Higher Learning Commission has scheduled a visit for the 2009-2010 academic year to review financial performance and the outcomes of the increase in transfer credits. The Commission has scheduled the university for a comprehensive evaluation during the 2016-17 academic year in connection with the next regularly scheduled accreditation renewal process.

        The University of the Rockies' initial grant of accreditation from the Higher Learning Commission was in 2003, for a period of five years. Its accreditation was renewed by the Higher Learning Commission in 2008 for a period of seven years. The renewal followed a review process, including a change of ownership review resulting from our acquisition of the university in 2007, as well as a comprehensive evaluation in connection with the regularly scheduled renewal process following the university's previous five year grant of accreditation in 2003. The university has been scheduled to report to the Higher Learning Commission by May 31, 2011, concerning student learning assessments and institutional planning. The Higher Learning Commission has scheduled the university for a comprehensive evaluation during the 2015-16 academic year in connection with the next regularly scheduled accreditation renewal process.

        In addition, the Higher Learning Commission has scheduled an on-site focused visit to each of Ashford University and the University of the Rockies within 6 months following the offering to verify that the institutions continue to meet Higher Learning Commission requirements. The Higher Learning Commission has postponed consideration of a request by the University of the Rockies for approval of three new graduate programs until completion of the on-site visit and formal acceptance of the visiting team's recommendations by the Higher Learning Commission.

        Our accreditation by the Higher Learning Commission is important to our institutions for the following reasons:

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  it establishes comprehensive criteria designed to promote educational quality and effectiveness;

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  it represents a public acknowledgement by a recognized independent agency of the quality and effectiveness of our institutions and their programs;

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  it facilitates the transferability of educational credits when our students transfer to or apply for graduate school at other regionally accredited colleges and universities; and

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  the Department of Education relies on accreditation as an indicator of educational quality and effectiveness in determining a school's eligibility to participate in Title IV programs, as do certain corporate and government sponsors in connection with tuition reimbursement and other student aid programs.

        We believe that regional accreditation is viewed favorably by certain students when choosing a school, by other schools when evaluating transfer and graduate school applications and by certain employers when evaluating the credentials of candidates for employment.

        In addition, by approving Ashford University's offerings of approved campus-based programs through online delivery modalities and by approving increased transfer credit allowance and prior learning assessments, accreditation by the Higher Learning Commission supports our mission of serving students by providing innovative online programs and allowing student accessibility through increased transfer of credit for prior traditional and non-traditional learning.

Regulation of Federal Student Financial Aid Programs

        To be eligible to participate in Title IV programs, an institution must comply with the Higher Education Act and regulations thereunder that are administered by the Department of Education. Among other things, the law and regulations require that an institution (i) be licensed or authorized to offer its educational programs by the states in which it is physically located, (ii) maintain institutional accreditation by an accrediting agency recognized for such purposes by the Department of Education and (iii) be certified to participate in Title IV programs by the Department of Education. Our institutions' participation in Title IV programs subjects us to extensive oversight and review pursuant to regulations promulgated by the Department of Education. Those regulations are subject from time to time to revision and amendment by the Department of Education. The Department's interpretation of its regulations likewise is subject to change. As a result, it is difficult to predict how Title IV program requirements will be applied in all circumstances.

Congressional action

        Congress must reauthorize the Higher Education Act on a periodic basis, usually every five to six years. It was reauthorized most recently in August 2008, extending Title IV programs through September 2014. The 2008 reauthorization revised a number of requirements governing Title IV programs, including provisions concerning the relationship between an institution and its students' private Title IV lenders, an institution's maximum permissible student loan default rates and the maximum percentage of revenue that an institution may derive from Title IV programs. In addition, Congress enacted legislation in 2007 that reduced interest rates on certain Title IV loans and reduced government subsidies to private lenders that participate in Title IV programs. In May 2008, Congress enacted additional legislation increasing by $2,000 the maximum annual loan for which students are eligible and aimed at ensuring that a sufficient number of private lenders will continue to provide Title IV loans to all eligible students seeking to obtain them.

        In addition, Congress determines the funding levels for Title IV programs annually through the budget and appropriations process.

Certification procedures; provisional certification

        The Department of Education certifies institutions to participate in Title IV programs for a fixed period of time, typically three years for a provisionally certified institution and six years in most other instances. The terms and conditions of an institution's participation in Title IV programs, including any special terms and conditions by virtue of a provisional certification, are set forth in a program participation agreement entered into between the Department of Education and the institution.

        The Department of Education automatically places an institution on provisional certification status when the institution is certified for the first time or when it undergoes a change in ownership. The Department of Education may also place an institution on provisional certification status under other circumstances, including if the institution fails to satisfy certain standards of financial responsibility or administrative capability. Students attending a provisionally certified institution are eligible to receive Title IV program funds to the same extent as if the institution's certification were not provisional. During a period of provisional certification, however, an institution must comply with any additional conditions imposed by the Department of Education and must seek and obtain the Department of Education's advance approval before adding a new location. In addition, the Department of Education may more closely review an institution that is provisionally certified if it applies for renewal of certification or approval to add an educational program, acquire another school or seek to make other significant changes. If the Department of Education determines that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, the Department of Education may seek to revoke the institution's certification to participate in Title IV programs without advance notice and without the same rights to due process in contesting the revocation as are afforded to institutions whose certification is not provisional.

        The Department of Education issued Ashford University's program participation agreement in December 2008. Because our composite score for the year ended December 31, 2007 was 0.6 and did not meet the 1.5 standard prescribed by the Department of Education (see "Regulation of Federal Student Financial Aid Programs—Financial responsibility"), the institution was placed on provisional certification status and required to post a letter of credit in favor of the Department of Education equal to 10% of total Title IV funds received in 2007 and to receive certain Title IV funds under the heightened cash monitoring level one method of payment (pursuant to which an institution may not receive Title IV funds before disbursing them to students) rather than under the advance method of payment (pursuant to which an institution may receive Title IV program funds before disbursing them to students).

        The Department of Education issued the University of the Rockies' current program participation agreement in September 2007, following the change in ownership that occurred in connection with its September 2007 acquisition. Because of the change in ownership, the institution was placed on provisional certification status for a period of three years. The University of the Rockies' participation in Title IV programs is also conditioned on its having in place a letter of credit in favor of the Department of Education and on its receiving certain Title IV funds under the heightened cash monitoring level one method of payment.

        We expect our composite score on a consolidated basis to be approximately 1.6 for the year ended December 31, 2008. We intend to request that the Department of Education measure the financial responsibility of the University of the Rockies based on our consolidated composite score, rather than the Department of Education's current practice of relying on the institution's standalone composite score, and the Department of Education has already permitted the University of the Rockies to change its fiscal year end date to December 31. We expect the composite score for the University of the Rockies for the year ended December 31, 2008 to be approximately 1.7. We believe that these composite scores would support the release of both Ashford University and the University of the Rockies from their letter of credit requirements and from conforming to the requirements of the heightened cash monitoring level one method of payment. However, the release of the schools from these requirements is subject to determination by the Department of Education once it receives and reviews our audited financial statements.

        We do not currently have plans to establish new locations, acquire other schools or make other significant changes in our operations. In addition, we do not currently have plans to initiate new educational programs that would require approval of the Department of Education. Accordingly, we do not believe that the provisional certification of our institutions has had or will have a material impact on our day-to-day operations.

        An institution is required to apply for a renewal of its certification no later than three months before a scheduled expiration of certification. Our current provisional certification for Ashford University is scheduled to expire on June 30, 2011. Our current provisional certification for the University of the Rockies is scheduled to expire on September 30, 2010.

Compliance reviews and reports

        In addition to reviews in connection with periodic renewals of certification to participate in Title IV programs, our institutions are subject to announced and unannounced compliance reviews and audits by various external agencies, including the Department of Education, its Office of Inspector General (OIG), state licensing agencies, agencies that guarantee private lender Title IV program loans, the U.S. Department of Veterans Affairs and the Higher Learning Commission. In addition, as part of the Department of Education's ongoing monitoring of institutions' administration of Title IV programs, the Higher Education Act requires institutions to submit to the Department of Education an annual Title IV compliance audit conducted by an independent registered public accounting firm. In addition, to enable the Department of Education to make a determination of an institution's financial responsibility, each institution must annually submit audited financial statements prepared in accordance with GAAP and Department of Education regulations.

Audit by Office of the Inspector General

        The OIG is responsible for, among other things, promoting the effectiveness and integrity of the Department of Education's programs and operations. With respect to educational institutions that participate in Title IV programs, the OIG conducts its work primarily through an audit services division and an investigations division. The audit services division typically conducts general audits of schools to assess their administration of federal funds in accordance with applicable rules and regulations. The investigation services division typically conducts focused investigations of particular allegations of fraud, abuse or other wrongdoing against schools by third parties, such as a lawsuit filed under seal pursuant to the federal False Claims Act.

        The OIG audit services division is conducting a compliance audit of Ashford University which commenced in May 2008. The period under audit is March 10, 2005 through June 30, 2009, which is the end of the current Title IV award year of July 1, 2008 through June 30, 2009. The scope of the audit covers Ashford University's administration of Title IV program funds, including compliance with regulations governing institutional and student eligibility, award and disbursement of Title IV program funds, verification of awards, returns of unearned funds and compensation of financial aid and recruiting personnel. Based on our conversations with the OIG, we believe that the OIG will complete its field work in the first quarter of 2009 and issue a draft audit report sometime in the first half of 2009, to which we will have an opportunity to respond. We expect that the OIG will not issue a final audit report until several months thereafter. The final audit report would include any findings and any recommendations to the Department of Education's Federal Student Aid office based on those findings. Because of the ongoing nature of the OIG audit, we cannot predict with certainty the ultimate extent of the draft or final audit findings or recommendations or what effect any such findings might have on us and our business.

Administrative capability

        Department of Education regulations specify extensive criteria by which an institution must establish that it has the requisite administrative capability to participate in Title IV programs. To meet the administrative capability standards, an institution must, among other things:

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  comply with all applicable Title IV program requirements;

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  have an adequate number of qualified personnel to administer Title IV programs;

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  have acceptable standards for measuring the satisfactory academic progress of its students;

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  have procedures in place for awarding, disbursing and safeguarding Title IV funds and for maintaining required records;

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  administer Title IV programs with adequate checks and balances in its system of internal control over financial reporting;

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  not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

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  provide financial aid counseling to its students;

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  refer to the OIG any credible information indicating that any student, parent, employee, third-party servicer or other agent of the institution has engaged in any fraud or other illegal conduct involving Title IV programs;

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  timely submit all required reports and financial statements; and

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  not otherwise appear to lack administrative capability.

Financial responsibility

        The Higher Education Act and Department of Education regulations establish standards of financial responsibility which an institution must satisfy to participate in Title IV programs. The Department of Education evaluates compliance with these standards annually upon receipt of an institution's annual audited financial statements and also when an institution applies to the Department of Education to reestablish its eligibility to participate in Title IV programs following a change in ownership. One financial responsibility standard is based on the institution's composite score, which is derived from a formula established by the Department of Education that is a weighted average of three financial ratios:

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  equity ratio, which measures the institution's capital resources, financial viability and ability to borrow;

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  primary reserve ratio, which measures the institution's ability to support current operations from expendable resources; and

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  net income ratio, which measures the institution's ability to operate at a profit or within its means.

        The formula defines each of the three ratios and assigns a strength factor and weighting percentage to each ratio. The weighted scores for the three ratios are then added to produce a composite score for the institution. The composite score is a number between negative 1.0 and positive 3.0. It must be at least 1.5 for the institution to be deemed financially responsible without the need for further Department of Education financial oversight. In addition to having an acceptable composite score, an institution must, among other things, provide the administrative resources necessary to comply with Title IV program requirements, meet all of its financial obligations (including required refunds to students and any Title IV liabilities and debts), be current in its debt payments and not receive an adverse, qualified or disclaimed opinion by its accountants in its audited financial statements.

        For the year ended December 31, 2007, our composite score of 0.6 did not meet the 1.5 standard prescribed by the Department of Education. The composite scores for the University of the Rockies for years ended July 31, 2006 and July 31, 2007 also did not meet the 1.5 standard. As a result, each of our institutions has been required to participate in the Title IV programs under provisional certification, to post a letter of credit in favor of the Department of Education and to receive Title IV program funds pursuant to the heightened cash management level one method. As a result, (i) we may not draw down Title IV funds until the day we disburse them to our students, (ii) Ashford University has posted a letter of credit in the amount of $12.1 million, which will remain in effect through September 30, 2009, and (iii) the University of the Rockies has posted a letter of credit in the amount of $0.7 million, which will remain in effect through June 30, 2009. Based on our calculations, for which we have not yet received confirmation by the Department of Education, we expect our composite score on a consolidated basis to be approximately 1.6 for the year ended December 31, 2008. We intend to request that the Department of Education measure the financial responsibility of the University of the Rockies based on our consolidated composite score, rather than the Department of Education's current practice of relying on the institution's standalone composite score, and the Department of Education has already permitted the University of the Rockies to change its fiscal year end date to December 31. Based on our calculations, for which we have not yet received confirmation by the Department of Education, we expect the composite score for the University of the Rockies for the year ended December 31, 2008 to be approximately 1.7. We believe that these composite scores would support the release of both Ashford University and the University of the Rockies from their letter of credit requirements and from conforming to the requirements of the heightened cash monitoring level one method of payment. However, the release of the institutions from these requirements is subject to determination by the Department of Education once it receives and reviews the audited financial statements.

Return of Title IV funds for students who withdraw

        If a student who has received Title IV funds withdraws, the institution must determine the amount of Title IV program funds the student has earned, pursuant to applicable regulations. If the student withdraws during the first 60% of any payment period (which, for our online students, typically is a 20-week term consisting of four five-week courses and, for our ground students, is a 16-week semester), the amount of Title IV funds that the student has earned is equal to a pro rata portion of the funds the student received or for which the student would otherwise be eligible for the payment period. If the student withdraws after the 60% threshold, then the student is deemed to have earned 100% of the Title IV funds received. If the student has not earned all of the Title IV funds disbursed, the institution must return the unearned funds to the appropriate lender or the Department of Education in a timely manner, which is generally no later than 45 days after the date the institution determined that the student withdrew. If an institution's annual financial aid compliance audit in either of its two most recently completed fiscal years determines that 5% or more of such returns were not timely made, the institution must submit a letter of credit in favor of the Department of Education equal to 25% of the Title IV funds that the institution should have returned for withdrawn students in its most recently completed fiscal year.

        For the year ended December 31, 2007, Ashford University exceeded the 5% threshold for late refunds sampled due to human error. As a result, we are subject to the requirement to post a letter of credit in favor of the Department of Education equal to 25% of the total refunds in 2007. Ashford University notified the Department of Education of its intention to post this letter of credit, but was advised by the Department of Education that such posting was unnecessary because we had already posted a letter of credit due to our composite score which was in excess of the amount required for late funds. Although we have taken steps to reduce late refunds, we cannot ensure that such steps will be sufficient to address this issue.

The "90/10 rule"

        Pursuant to a provision of the Higher Education Act, as reauthorized in August 2008, a for-profit institution loses its eligibility to participate in Title IV programs if the institution derives more than 90% of its revenues (calculated on a cash basis in accordance with applicable Department of Education regulations) from Title IV program funds for two consecutive fiscal years, commencing with the institution's first fiscal year that ends after the new law's effective date of August 14, 2008. This rule is commonly referred to as the "90/10 rule." Any institution that violates the 90/10 rule becomes ineligible to participate in Title IV programs for at least two fiscal years. In addition, an institution whose rate exceeds 90% for any single year will be placed on provisional certification and may be subject to other enforcement measures. We are currently assessing what impact, if any, the Department of Education's revised formula and other changes in federal law will have on our 90/10 calculation.

        In 2007 and 2008, Ashford University derived 83.9% and 86.8%, respectively, and the University of the Rockies derived 61.9% and 80.8%, respectively, of their respective revenues (calculated on a cash basis in accordance with applicable Department of Education regulations) from Title IV funds. In connection with the change by the University of the Rockies to a December 31 fiscal year end date, the Department of Education required the University of the Rockies to calculate its compliance with the 90/10 rule for the fiscal year ending July 31, 2008 and for the 5-month period ending December 31, 2008 and those percentages are 74.3% and 80.8%, respectively.

        Recent changes in federal law that increased Title IV grant and loan limits, and any additional increases in the future, may result in an increase in the revenues we receive from Title IV programs, which could make it more difficult for us to satisfy the 90/10 rule. However, such effects may be mitigated, at least on a temporary basis, by another provision in the rule that allows institutions to exclude (for three years) from their Title IV revenues when calculating their compliance the additional $2,000 per student in certain annual federal student loan amounts that became available starting in July 2008. Additionally, recent changes permit institutions to include in their calculation as non-Title IV revenues certain non-cash revenues, such as institutional loan proceeds under certain circumstances.

Student loan defaults

        Under the Higher Education Act, as in effect prior to its August 2008 reauthorization, an educational institution may lose its eligibility to participate in some or all Title IV programs if defaults by its students on the repayment of student loans exceed certain levels. For each federal fiscal year, the Department of Education calculates a rate of student defaults for each institution which is known as a "cohort default rate." An institution's cohort default rate for a federal fiscal year is calculated by determining the rate at which students who became subject to a repayment obligation in that federal fiscal year defaulted on such obligation by the end of the following federal fiscal year.

        If the Department of Education notifies an institution that its cohort default rates for each of the three most recent federal fiscal years are 25% or greater, the institution's participation in the FFEL, Direct Loan and Pell grant programs ends 30 days after that notification, unless the institution appeals that determination on specified grounds and according to specified procedures. In addition, an institution's participation in the FFEL and Direct Loan programs ends 30 days after notification by the Department of Education that its cohort default rate in its most recent fiscal year is greater than 40%, unless the institution timely appeals that determination on specified grounds and according to specified procedures. An institution whose participation ends under either of these provisions may not participate in the relevant Title IV programs for the remainder of the fiscal year in which the institution receives the notification and for the next two fiscal years. If an institution's cohort default rate equals or exceeds 25% in any single year, the institution may be placed on provisional certification status.

        Ashford University's cohort default rates for the 2004, 2005 and 2006 federal fiscal years, the three most recent years for which information is available, were 2.4%, 4.1% and 4.1%, respectively. The cohort default rates for the University of the Rockies for the 2004, 2005 and 2006 federal fiscal years, the three most recent years for which information is available, were 5.5%, 0% and 0%, respectively. The draft cohort default rate for Ashford University for the 2007 federal fiscal year is 13.2%. Management believes possible factors that may have contributed to this increased draft cohort default rate include (i) a greater number of online students entering repayment and (ii) deteriorating economic conditions which made repayment of loans more difficult for our students. The draft cohort default rate for University of the Rockies for the 2007 federal fiscal year is 0%. These rates are subject to change prior to the issuance of the Department of Education's final report. Because Ashford University's draft cohort default rate for the 2007 federal fiscal year exceeds 10%, it would no longer be exempt from the 30-day disbursement delay rule for first-year, first-time undergraduate student borrowers once the official rate is published by the Department of Education, which is expected to take place in September 2009, if the official rate is equal to or greater than 10%. The loss of this exemption would result in a delay in Ashford University receiving Title IV funds for such students and, accordingly, would negatively affect our cash flows, to the extent we would have otherwise been able to receive such funds sooner.

        The August 2008 reauthorization of the Higher Education Act includes significant revisions to the requirements concerning cohort default rates. Under the revised law, the period for which students' defaults on their loans are included in the calculation of an institution's cohort default rate has been extended by one additional year, which is expected to increase the cohort default rates for most institutions. That change will be effective with the calculation of institutions' cohort default rates for the federal fiscal year ending September 30, 2009, which rates are expected to be calculated and issued by the Department of Education in 2012. The Department of Education will not impose sanctions based on rates calculated under this new methodology until three consecutive years of rates have been calculated, which is expected to occur in 2014. Until that time, the Department of Education will continue to calculate rates under the old calculation method and impose sanctions based on those rates. The revised law also increases the threshold for ending an institution's participation in the relevant Title IV programs from 25% to 30%, effective in the federal fiscal year 2012.

Incentive compensation rule

        An institution that participates in Title IV programs may not provide any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment, admissions or financial aid awarding activity. The Department of Education's regulations set forth 12 "safe harbors" which describe compensation arrangements that do not violate the incentive compensation rule, including the payment and adjustment of salaries and bonuses under certain conditions. The regulations clarify that the safe harbors are not a complete list of permissible practices under this law. The law and regulations do not establish clear criteria for compliance in all circumstances, and the Department of Education no longer reviews and approves compensation plans prior to their implementation. Although we cannot provide any assurances that the Department of Education would not find deficiencies in our compensation plans, we believe that our compensation policies comply with applicable law and regulations.

Potential effect of regulatory noncompliance

        The Department of Education can impose sanctions for violating the statutory and regulatory requirements of Title IV programs, including:

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  transferring an institution from the advance method or the heightened cash monitoring level one method of Title IV payment, which permit the institution to receive Title IV funds before or concurrently with disbursing them to students, to the heightened cash monitoring level two method of payment or to the reimbursement method of payment, which delay an institution's receipt of Title IV funds until student eligibility has been verified;

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  requiring an institution to post a letter of credit in favor of the Department of Education as a condition for continued Title IV certification;

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  imposing a monetary liability against an institution in an amount equal to any funds determined to have been improperly disbursed;

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  initiating proceedings to impose a fine or to limit, suspend or terminate an institution's participation in Title IV programs;

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  taking emergency action to suspend an institution's participation in Title IV programs without prior notice or a prior opportunity for a hearing;

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  failing to grant an institution's application for renewal of its certification to participate in Title IV programs; or

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  referring a matter for possible civil or criminal prosecution.

In addition, the agencies that guarantee Title IV private lender loans for our students could initiate proceedings to limit, suspend or terminate our ability to obtain guarantees of our students' loans through that agency.

        If sanctions were imposed resulting in a substantial curtailment or termination of our participation in Title IV programs, our enrollments, revenues and results of operations would be materially and adversely affected. If we lost our eligibility to participate in Title IV programs, or if the amount of available Title IV program funds were reduced, we would seek to arrange or provide alternative sources of financial aid for students. We believe that one or more private organizations would be willing to provide financial assistance to our students, but there is no assurance of that. Additionally, the interest rate and other terms of such financial aid would likely not be as favorable as those for Title IV program funds, and we might be required to guarantee all or part of such alternative assistance or might incur other additional costs in connection with securing such alternative assistance. It is unlikely that we would be able to arrange alternative funding to replace all the Title IV funding our students receive. Accordingly, our loss of eligibility to participate in Title IV programs, or a reduction in the amount of available Title IV program funding for our students, would be expected to have a material adverse effect on our enrollments, revenues and results of operations, even if we could arrange or provide alternative sources of student financial aid.

        In addition to the actions that may be brought against us as a result of our participation in Title IV programs, we are also subject to complaints and lawsuits relating to regulatory compliance brought not only by our regulatory agencies but also by other government agencies and third parties, such as current or former students or employees and other members of the public, including lawsuits filed pursuant to the federal False Claims Act.

Uncertainties, increased oversight and changes in student loan environment

        During 2007 and 2008, student loan programs, including Title IV programs, came under increased scrutiny by the Department of Education, Congress, state attorneys general and other parties. Issues that have received extensive attention include allegations of conflicts of interest between some institutions or their employees and lenders that provide Title IV loans, inappropriate incentives given by lenders to some schools and school employees and allegations of deceptive practices in the marketing of student loans and in schools encouraging students to use certain lenders.

        The practices of numerous schools and lenders have been examined by government agencies at the federal and state level. Several of them have been cited for these problems and have paid several million dollars in the aggregate to settle those claims without admitting wrongdoing. As a result of this activity, Congress has passed new laws, the Department of Education has enacted regulations and several states have adopted codes of conduct or enacted state laws that further regulate the conduct of lenders, schools and school personnel. These new laws and regulations, among other things:

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  limit schools' relationships with lenders;

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  restrict the types of services that schools may receive from lenders;

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  prohibit lenders from providing other types of funding to schools in exchange for Title IV loan volume;

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  require schools to provide additional information to students concerning institutionally preferred lenders; and

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  reduce the amount of federal payments to lenders who participate in Title IV loan programs.

        The cumulative impact of these developments and conditions, combined with market conditions affecting the availability of credit generally, have caused some lenders, including some lenders that have previously provided Title IV loans to our students, to cease providing Title IV loans to students. Other lenders have reduced the benefits and increased the fees associated with the Title IV loans they provide. In addition, the new regulatory refinements may result in higher administrative costs for schools, including us. If Congress increases interest rates on Title IV loans, or if private loan interest rates rise, our students would have to pay higher interest rates on their loans. Any future increase in interest rates will result in a corresponding increase in educational costs to our existing and prospective students.

        In May 2008, new federal legislation was enacted to attempt to ensure that all eligible students would be able to obtain Title IV loans and that a sufficient number of lenders will continue to provide Title IV loans. Among other things, the new legislation:

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  increases the maximum annual amount of certain student loans by $2,000;

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  authorizes the Department of Education to purchase Title IV loans from lenders, thereby providing capital to the lenders to enable them to continue making Title IV loans to students; and

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  permits the Department of Education to designate institutions eligible to participate in a "lender of last resort" program, under which federally recognized student loan guaranty agencies will be required to make Title IV loans to all otherwise eligible students at those institutions.

        We cannot predict whether this legislation will be effective in ensuring students' access to Title IV loan funding through private lenders. In February 2009, President Barack Obama released a budget blueprint that proposes that all Title IV loans be originated through the Federal Direct Loan Program rather through the Federal Family Education Loan Program beginning in the 2010 federal fiscal year. The proposal has not been passed by Congress and is subject to further review and amendment. If the proposal passes, our institutions would be required to certify loans through the Federal Direct Loan Program (for which we are eligible to participate) rather than through the Federal Family Education Loan Program.

Adding teaching locations and implementing new educational programs

        The requirements and standards of accrediting agencies, state education agencies and the Department of Education limit our ability in certain instances to establish additional teaching locations or implement new educational programs. The Higher Learning Commission, the Colorado Commission on Higher Education and other state education agencies that may authorize or accredit us or our programs generally require institutions to notify them in advance of adding new locations or implementing new programs, and upon notification may undertake a review of the quality of the facility or the program and the financial, academic and other qualifications of the institution.

        If an institution participating in Title IV programs plans to add a new location or educational program, the institution must generally apply to the Department of Education to have the additional location or educational program designated as within the scope of the institution's Title IV eligibility. However, degree-granting institutions are not required to obtain the Department of Education's approval of additional programs that lead to a degree at the same or lower degree level as degree programs previously approved by the Department of Education. Similarly, an institution is not required to obtain advance approval for new programs that prepare students for gainful employment in the same or a related recognized occupation as an educational program that has previously been designated by the Department of Education as an eligible program at that institution if the program meets certain minimum-length requirements. If an institution that is required to obtain the Department of Education's advance approval for the addition of a new program or new location fails to do so, the institution may be liable for repayment of Title IV program funds received by the institution or by students in connection with that program or enrolled at that location.

Acquiring other schools

        If we were to seek to acquire an existing accredited institution participating in Title IV programs, we would need to obtain the approval of the state education agency that authorizes the school being acquired, any accrediting agency that accredits the school being acquired and the Department of Education. The level of review varies by individual state and by individual accrediting commission, with some requiring approval of such an acquisition before it occurs and with others only considering approval after the acquisition has occurred. The approval of the applicable state education agencies and accrediting agencies is a necessary prerequisite to the Department of Education's certifying the acquired school to participate in Title IV programs. In addition, the Department of Education's certification of a school following a change in ownership and control is always a provisional certification. The restrictions imposed by any of the applicable regulatory agencies could delay or prevent our acquisition of other schools in some circumstances.

Change in ownership resulting in a change in control

        The Department of Education and most states and accrediting agencies require institutions of higher education to report or obtain approval of certain changes in control and changes in other aspects of institutional organization or operations. The types of and thresholds for such reporting and approval vary among the states and among accrediting agencies. The Higher Learning Commission requires that an institution obtain its approval in advance of a change in ownership in order for the institution to retain its accredited status, and it requires an onsite evaluation within six months following the change in control in order to maintain the institution's accreditation. The Higher Learning Commission does not set specific standards for determining when a transaction constitutes a change in ownership of either of our institutions.

        Under Department of Education regulations, an institution that undergoes a change in ownership resulting in a change in control loses its eligibility to participate in Title IV programs and must apply to the Department of Education in order to reestablish such eligibility. If an institution files the required application and follows other procedures, the Department of Education may temporarily certify the institution on a provisional basis following the change in control so that the institution's students retain access to Title IV program funds while the Department of Education completes its full review. In addition, the Department of Education will extend such temporary provisional certification if the institution timely files other required materials, including, the approval of the change in control by its accrediting agency and the state authorizing agency in the state in which it is physically located and an audited balance sheet showing the financial condition of the institution or its parent corporation as of the date of the change in control. If the institution fails to meet any of these deadlines, its certification will expire and its students will become ineligible to receive Title IV funds until the Department of Education completes its full review, which commonly takes several months and may take longer. If the Department of Education approves the application after a change in control, it will certify the institution on a provisional basis, typically for a period of three years.

        For corporations that are neither publicly traded nor closely held, such as us prior to this offering, Department of Education regulations describe some transactions that constitute a change in ownership resulting in a change in control, including the transfer of a controlling interest in the voting stock of the corporation or its parent corporation. For such a corporation, the Department of Education will generally find that a transaction results in a change in control if a person acquires ownership or control of 25% or more of the outstanding voting stock and control of the corporation, or if a person who owns or controls 25% or more of the outstanding voting stock and controls the corporation ceases to own or control at least 25% of the outstanding voting stock or ceases to control the corporation. With respect to this offering, Warburg Pincus will continue to own or control more than 50% of our outstanding voting stock immediately following this offering. We have received confirmation from the Department of Education that this offering will not constitute a change in control. However, the Higher Learning Commission determined this offering will constitute a change of control under its standards. As a result of this determination, Ashford University and the University of the Rockies each submitted a change request to the Higher Learning Commission seeking permission for this offering to proceed, which was approved; however, the Higher Learning Commission will conduct a separate on-site focused visit to each institution within six months following this offering to verify that the respective institutions continue to meet Higher Learning Commission requirements. Ashford University is exempt from registration requirements in the state of Iowa based on its accreditation by the Higher Learning Commission and under a certificate that states that the school's file is closed and no further renewals or requests for exemption are required. The Colorado Commission on Higher Education has confirmed that this offering will not affect the current authorization of the University of the Rockies and that no further action is required in connection with this offering. We do not believe that any of the other state education agencies that issue approvals to our institutions will require further approvals in connection with this offering, and we have sought confirmation of that conclusion from those agencies. If any of these agencies deem this offering to be a change in control, we would have to apply for and obtain approval from that agency.

        A change in control could also occur as a result of transactions in which we are involved following the consummation of this offering. Some corporate reorganizations and some changes in the board of directors constitute changes in control. In addition, Department of Education regulations provide that a change in control occurs for a publicly traded corporation, which we will be after this offering, if either (i) a person acquires such ownership and control of the corporation so that the corporation is required to file a current report on Form 8-K with the SEC disclosing a change in control, or (ii) the corporation's largest stockholder who owns at least 25% of the total outstanding voting stock of the corporation, ceases to own at least 25% of such stock or ceases to be the largest stockholder. A significant purchase or disposition of our voting stock in the future, including a disposition of voting stock by Warburg Pincus, could be determined by the Department of Education to be a change in control under this standard, in which case the regulatory procedures applicable to a change in ownership and control would have to be followed in connection with the transaction. Similarly, if such a disposition were deemed a change in control by the Higher Learning Commission or by any other accrediting agency or applicable state educational licensing agency, any required regulatory notifications and approvals would have to be made or obtained. The potential adverse effects of a change in control could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the adverse regulatory effect of a change in control also could discourage bids for shares of our common stock.

Privacy of student records

        The Family Educational Rights and Privacy Act of 1974, or FERPA, and the Department of Education's FERPA regulations require educational institutions to protect the privacy of students' educational records by limiting an institution's disclosure of a student's personally identifiable information without the student's prior written consent. FERPA also requires institutions to allow students to review and request changes to their educational records maintained by the institution, to notify students at least annually of this inspection right and to maintain records in each student's file listing requests for access to and disclosures of personally identifiable information and the interest of such party in that information. If an institution fails to comply with FERPA, the Department of Education may require corrective actions by the institution or may terminate an institution's receipt of further federal funds. In addition, educational institutions are obligated to safeguard student information pursuant to the Gramm-Leach-Bliley Act, or GLBA, a federal law designed to protect consumers' personal financial information held by financial institutions and other entities that provide financial services to consumers. GLBA and the applicable GLBA regulations require an institution to, among other things, develop and maintain a comprehensive, written information security program designed to protect against the unauthorized disclosure of personally identifiable financial information of students, parents or other individuals with whom such institution has a customer relationship. If an institution fails to comply with the applicable GLBA requirements, it may be required to take corrective actions, be subject to monitoring and oversight by the Federal Trade Commission, or FTC, and be subject to fines or penalties imposed by the FTC. For-profit educational institutions are also subject to the general deceptive practices jurisdiction of the FTC with respect to their collection, use and disclosure of student information.

State Education Licensure and Regulation

Iowa and Colorado

        Ashford University's campus is located in Iowa, and the institution is exempt from having to register as a postsecondary school with the Iowa Secretary of State. The University of the Rockies' campus is located in Colorado. The institution is licensed and authorized to deliver educational programs and to grant degrees and other credentials by the Colorado Commission on Higher Education. We do not have campuses in any states other than Iowa and Colorado. The Higher Education Act requires Ashford University to maintain its exemption from registration in Iowa (or become registered in its absence) and requires the University of Rockies to maintain its authorization from the Colorado Commission on Higher Education in order to participate in Title IV programs. To maintain our Colorado authorization, we must continuously meet standards relating to, among other things, educational programs, facilities, instructional and administrative staff, marketing and recruitment, financial operations, addition of new locations and educational programs and various operational and administrative procedures. Failure to maintain our Iowa exemption or our Colorado Commission on Higher Education authorization would cause Ashford University or the University of the Rockies, respectively, to lose their authorization to deliver educational programs and to grant degrees and other credentials and lose their eligibility to participate in Title IV programs.

Additional state regulation

        Most state education agencies impose regulatory requirements on educational institutions operating within their boundaries. Some states have sought to assert jurisdiction over out-of-state educational institutions offering online programs that have no physical location or other presence in the state but that have some activity in the state, such as enrolling or offering educational services to students who reside in the state, employing faculty who reside in the state or advertising to or recruiting prospective students in the state. In addition to Iowa and Colorado, we have determined that our activities in certain states constitute a presence requiring licensure or authorization under the requirements of the state education agency in those states, and in other states we have obtained state education agency approvals as we have determined necessary in connection with our marketing and recruiting activities. We review state licensure requirements when appropriate to determine whether our activities in those states constitute a presence or otherwise require licensure or authorization. Because we enroll students from all 50 states and from the District of Columbia, we may have to seek licensure or authorization in additional states in the future. State regulatory requirements for online education vary among the states, are not well developed in many states, are imprecise or unclear in some states and are subject to change. Consequently, a state education agency could disagree with our conclusion that we are not required to obtain a license or authorization in the state and could restrict one or more of our business activities in the state, including the ability to recruit or enroll students in that state or to continue providing services or advertising in that state. If we fail to comply with state licensing or authorization requirements for any state, we may be subject to the loss of state licensure or authorization by that state, or be subject to other sanctions, including restrictions on our activities in that state, fines and penalties. The loss of any required license or authorization in states other than Iowa and Colorado could prohibit us from recruiting prospective students or from offering services to current students in those states.

 MANAGEMENT

Directors and Executive Officers

        Our directors and executive officers and their ages and positions are as follows:

Name	Age	Position
Andrew S. Clark	43	CEO and President and Director
Daniel J. Devine	44	Chief Financial Officer
Christopher L. Spohn	49	Senior Vice President/Chief Admissions Officer
Jane McAuliffe	42	Senior Vice President/Chief Academic Officer
Rodney T. Sheng	42	Senior Vice President/Chief Administrative Officer
Ross L. Woodard	43	Senior Vice President/Chief Marketing Officer
Charlene Dackerman	49	Senior Vice President of Human Resources
Thomas Ashbrook	44	Senior Vice President/Chief Information Officer
Diane Thompson	53	Senior Vice President/General Counsel
Ryan Craig	37	Director
Dale Crandall	67	Director
Patrick T. Hackett	47	Chairman of the Board and Director
Robert Hartman	60	Director
Adarsh Sarma	35	Director

        Andrew S. Clark has served as our Chief Executive Officer and a director since November 2003 and as our President since February 2009. Mr. Clark also served from March 2005 to December 2008 on the Board of Trustees for Ashford University and currently serves on the University of the Rockies Board of Trustees, which he joined in September 2007. Prior to joining us in November 2003, Mr. Clark consulted with several private equity firms examining the postsecondary education sector. Prior to 2003, Mr. Clark worked for Career Education Corporation as Divisional Vice President of Operations and Chief Operating Officer for American InterContinental University in 2002. From 1992 to 2001, Mr. Clark worked for Apollo Group, Inc. (University of Phoenix), where he served in various management roles, culminating in his position as Regional Vice President for the Mid-West region from 1999 to 2001. Mr. Clark earned an M.B.A. from the University of Phoenix and a B.A. from Pacific Lutheran University.

        Daniel J. Devine has served as our Chief Financial Officer since January 2004 and has over 20 years of senior finance experience. From March 2002 to December 2003, Mr. Devine served as the Chief Financial Officer of A-Life Medical. From 1994 to 2000, Mr. Devine served in various management roles for Mitchell International culminating in his position as Chief Financial Officer from 1998 to 2000. From 1987 to 1993, Mr. Devine served in various management roles for Foster Wheeler Corporation, culminating in his position of divisional Chief Financial Officer from 1990 to 1993. Mr. Devine earned a B.A. from Drexel University and is a certified public accountant.

        Christopher L. Spohn joined us in January 2004 as the Vice President of Admissions and has served as our Senior Vice President/Chief Admissions Officer since October 2008. From 2002 to 2003, Mr. Spohn served as the Vice President of Marketing and Admissions for the University Division of Career Education Corporation. From 1996 to 2001, Mr. Spohn served in various management roles for Apollo Group, Inc. (University of Phoenix), culminating in his position as Senior Director of Enrollment for the Southern California Campus from 1999 to 2002. Mr. Spohn earned a B.S. from Azusa Pacific University.

        Jane McAuliffe joined us in July 2005 and has served as Chancellor/President of Ashford University since that time. She also served as our Vice President of Academic Affairs from September 2007 until November 2008 at which time she assumed the title of Senior Vice President/Chief Academic Officer. From 2003 to 2005, Dr. McAuliffe served as President of Argosy University/Sarasota Campus in Sarasota, Florida. Prior to 2003, Dr. McAuliffe served in various management roles including Vice

President for Academic Affairs at American InterContinental University in 2002, and prior to that Dean, Associate Dean and Program Director in the College of Education at the University of Phoenix from 1996 to 2002. Dr. McAuliffe earned a Ph.D., M.A. and B.A. from Arizona State University.

        Rodney T. Sheng joined us in January 2004 and has served as our Senior Vice President/Chief Administrative Officer since November 2008. From January 2004 to November 2008, Mr. Sheng served as our Vice President of Operations. Mr. Sheng has 18 years of experience in the postsecondary sector, during which time he has worked for four different colleges and universities and served in a variety of management roles. From 1995 to 2003, Mr. Sheng worked for Apollo Group, Inc. (University of Phoenix). From 2000 to 2002, Mr. Sheng served as Vice President/Campus Director and opened two campuses for the University of Phoenix in the state of Ohio. In 2002, Mr. Sheng was responsible for the marketing and recruitment for 12 learning centers throughout the Los Angeles metropolitan area. Mr. Sheng earned an M.A. from the University of Phoenix and a B.A. from San Diego State University.

        Ross Woodard joined us in June 2004 and has served as our Senior Vice President/Chief Marketing Officer since November 2008. From June 2004 to February 2005, Mr. Woodard served as our Director of E-Commerce and from March 2005 to October 2008 he served as our Vice President of Marketing. From June 1992 to May 2004, Mr. Woodard held multiple senior management positions with Road Runner Sports. From 1998 to 2004, Mr. Woodard served as Director of E-Commerce for Road Runner Sports and was responsible for the internet sales and marketing channel. From 1992 through 1997, Mr. Woodard served in various management roles with Road Runner Sports, including Director of Sales. From 1989 to 1992, he served as a Regional Manager for Nike Inc. in San Diego. Mr. Woodard earned a B.A. from San Diego State University.

        Charlene Dackerman joined us in September 2004 and has served as our Senior Vice President of Human Resources since November 2008. From September 2004 to December 2005, Ms. Dackerman served as our Director of Human Resources, and from January 2006 to October 2008, she served as our Vice President of Human Resources. Ms. Dackerman has worked in the postsecondary sector for over 18 years. From 1986 to 2002, Ms. Dackerman served in various management roles for Kelsey Jenney College, including College Director, Campus Director, Dean and Director of Admissions. Ms. Dackerman earned an M.S. from National University and a B.S. from Humboldt State University.

        Thomas Ashbrook joined us in November 2008 and has served as our Senior Vice President/Chief Information Officer since that time. From March 2005 to March 2008, Mr. Ashbrook served as the Divisional Information Officer for Fremont Investment & Loan, a California industrial bank and lending institution, where he led information technology strategy for the residential business. From 2001 to 2005, Mr. Ashbrook served as the Senior Vice President of Technology Solutions for Fidelity National Information Solutions, a subsidiary of Fidelity National Financial. Mr. Ashbrook earned a B.S. from California State University, Long Beach.

        Diane Thompson joined us in December 2008 and has served as our Senior Vice President/General Counsel since that time. From September 1997 to November 2008, Ms. Thompson served in various management roles for Apollo Group, Inc. (University of Phoenix). From November 2000 to February 2006, Ms. Thompson served as Vice President/Counsel for Apollo Group, Inc. (University of Phoenix) and from March 2006 to November 2008, Ms. Thompson served as Chief Human Resources Officer. From October 1992 to July 1996, Ms. Thompson served as an attorney in the Pima County Attorney's Office in Tucson Arizona. Ms. Thompson earned a B.A. from St. Cloud University, an M.A. from Antioch University and a J.D. from the University of Arizona College of Law.

        Ryan Craig has served as a director of our company since November 2003. Mr. Craig is the Founder and President of Wellspring, an organization providing treatment programs for overweight and obese adolescents. From 2001 to 2004, Mr. Craig was an Associate at Warburg Pincus in the education sector. From 1999 to 2001, Mr. Craig served as Vice President Business Development for Fathom, a consortium of universities, museums and libraries. From 1994 to 1996, he worked as a consultant with McKinsey & Company. Mr. Craig earned a B.A. from Yale University and a J.D. from Yale Law School.

        Dale Crandall has served as a director of our company since December 2008. Mr. Crandall founded Piedmont Corporate Advisors, Inc., a private financial consulting firm, in 2003 and currently serves as its President. From March 2000 to June 2002, Mr. Crandall served as the President and Chief Operating Officer of Kaiser Foundation Health Plan Inc. and Kaiser Foundation Hospitals. From June 1998 to March 2000, Mr. Crandall served as the Senior Vice President and Chief Financial Officer of Kaiser Foundation Health Plan Inc. and Kaiser Foundation Hospitals. Mr. Crandall also serves as a director for Ansell Limited, Coventry Health Care, Inc. and Metavante Technologies, Inc. Mr. Crandall earned a B.A. from Claremont McKenna College, an M.B.A. from the University of California, Berkeley and is a certified public accountant.

        Patrick T. Hackett has served as a director of our company since March 2008 and as Chairman of the Board since February 2009. Mr. Hackett is a Managing Director and co-head of the Technology, Media and Telecommunications group at Warburg Pincus LLC, which he joined in 1990. Mr. Hackett also serves as a director of Nuance Communications, Inc. and four privately-held companies. Mr. Hackett earned a B.A. from the University of Pennsylvania and a B.S. from the Wharton School of Business at the University of Pennsylvania.

        Robert Hartman has served as a director of our company since November 2006. From 1979 to September 2005, Mr. Hartman served in various management roles for Universal Technical Institute, including President, Chief Executive Officer and Chairman of the Board. During the 1980's, Mr. Hartman served as Chairman of the Arizona State Board for Private Postsecondary Education and was Founder and Chairman of the Western Council of Private Career Schools. Mr. Hartman earned an M.B.A. from DePaul University and a B.A. from Michigan State University.

        Adarsh Sarma has served as a director of our company since July 2005. Mr. Sarma is a Managing Director in the Technology, Media and Telecommunication group at Warburg Pincus LLC, which he joined as a Principal in 2005. From 2002 to early 2005, Mr. Sarma was a Principal at Chryscapital, a private equity firm. Mr. Sarma also serves as a director of Metavante Technologies, Inc. and one privately-held company. Mr. Sarma earned a B.A. from Knox College and an M.B.A. from the University of Chicago.

        In June 2003, Mr. Clark acquired and subsequently hired the management to operate Foundation College, an education provider which conducted campus-based training programs through the California Employment Training Panel. From November 2003 to August 2004, Ms. Dackerman served as President and Chief Financial Officer of Foundation College. Due to a significant decrease in state funding, the business filed for bankruptcy in December 2005.

Board Composition after this Offering

        Upon the closing of this offering, our board of directors will consist of six members. Our bylaws provide that the number of directors will be fixed from time to time by resolution of the board.

        All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. We have divided the terms of office of the directors into three classes:

  •
  Class I, whose term will expire at the annual meeting of stockholders to be held in 2010;

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  Class II, whose term will expire at the annual meeting of stockholders to be held in 2011; and

  •
  Class III, whose term will expire at the annual meeting of stockholders to be held in 2012.

        Class I consists of Messrs. Craig and Hartman, Class II consists of Messrs. Crandall and Sarma and Class III consists of Messrs. Clark and Hackett. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms then expire will serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors.

Director Independence

        Our board of directors has determined that Messrs. Craig, Crandall, Hackett, Hartman and Sarma are independent for purposes of NYSE rules.

        There are no family relationships between any of our directors and executive officers.

Board Committees

        We have an audit committee, a compensation committee and a nominating and governance committee. After this offering, our board will generally meet at least quarterly, and we expect the committees will meet on a similar schedule.

Audit Committee

        Our audit committee consists of three directors, Messrs. Crandall, Craig and Hartman. The chair of the audit committee is Mr. Crandall, whom the board of directors has determined is an audit committee financial expert. The functions of this committee include:

  •
  selecting and overseeing the engagement of a firm to serve as an independent registered public accounting firm;

  •
  helping to ensure the independence of our independent registered public accounting firm;

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  overseeing the integrity of our financial statements;

  •
  preparing an audit committee report as required by the SEC to be included in our annual proxy statement; and

  •
  overseeing our compliance with legal and regulatory requirements.

        We believe the composition of our audit committee will meet the criteria for independence under, and the functioning of our audit committee will comply with, applicable NYSE and SEC rules, including the requirement that the audit committee have at least one qualified financial expert. We intend for (i) at least one member of our audit committee to be independent as of the date of this prospectus, (ii) a majority of the members of our audit committee to be independent within 90 days after the date of this prospectus and (iii) all members of our audit committee to be independent no later than one year after the date of this prospectus.

Compensation Committee

        Our compensation committee consists of four directors, Messrs. Craig, Crandall, Hackett and Sarma. The chair of the compensation committee is Mr. Hackett. The functions of this committee include:

  •
  evaluating and approving all compensation plans, policies and programs as they affect the CEO and President and other executive officers; and

  •
  producing an annual report on executive compensation for our annual proxy statement or annual report.

        We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee will comply with, applicable NYSE and SEC rules. We intend for (i) at least one member of our compensation committee to be independent as of the date of this prospectus, (ii) a majority of the members of our compensation committee to be independent within 90 days after the date of this prospectus and (iii) all members of our compensation committee to be independent no later than one year after the date of this prospectus.

Nominating and Governance Committee

        Our nominating and governance committee consists of three directors, Messrs. Craig, Hartman and Sarma. The chair of the nominating and governance committee is Mr. Sarma. The functions of this committee include:

  •
  identifying, evaluating and recommending nominees to our board of directors and committees of our board of directors;

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  evaluating the performance and independence of our board of directors and of individual directors;

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  reviewing developments in corporate governance practices; and

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  evaluating the adequacy of our corporate governance practices.

        We believe that the composition of our nominating and governance committee meets the criteria for independence under, and the functioning of our nominating and governance committee will comply with applicable NYSE and SEC rules. We intend for (i) at least one member of our nominating and governance committee to be independent as of the date of this prospectus, (ii) a majority of the members of our nominating and governance committee to be independent within 90 days after the date of this prospectus and (iii) all members of our nominating and governance committee to be independent no later than one year after the date of this prospectus.

Code of Ethics

        We have adopted a written code of ethics applicable to our board of directors, officers and employees in accordance with the rules of the NYSE and the SEC. Our code of ethics, which will become effective upon the closing of this offering, is designed to deter wrongdoing and to promote:

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  honest and ethical conduct,

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  full, fair, accurate, timely and understandable disclosure in reports and documents that we will file with the SEC and in our other public communications;

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  compliance with applicable laws, rules and regulations, including insider trading compliance; and

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  accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

Compensation Committee Interlocks and Insider Participation

        In 2008, none of the members of our compensation committee had a relationship with us other than as directors and stockholders and they were not (i) one of our officers or employees, (ii) a participant in a "related person" transaction or (iii) an executive officer of another entity where one of our executive officers serves on the board of directors.

Compensation of Directors

        For 2008, no non-employee director received any compensation for their services as a director other than as discussed below. Directors who are one of our employees, such as Mr. Clark, do not receive any compensation for their services as our directors. Directors are reimbursed for travel and other expenses directly related to activities as directors. Directors are also entitled to the protection provided by the indemnification provisions in our current certificate of incorporation and bylaws, as well as the certificate of incorporation and bylaws that will be in effect upon the closing of this offering, and indemnification agreements.

        The following table provides compensation information for the non-employee directors for 2008:

Name	Fees earned or paid in cash ($)	Stock Awards ($) (1)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Robert Hartman(2)			$2,513	$30,000	$32,513
Dale Crandall(3)					$—
Patrick Hackett(4)					$—
Ryan Craig(5)		$1,593,721			$1,593,721
Adarsh Sarma					$—

(1)
The amounts in these columns are the expenses recorded in our financial statements, excluding any assumed forfeitures, for the year ended December 31, 2008 according to Statement of Financial Accounting Standards No. 123(R) (SFAS 123R). Assumptions used to calculate these amounts are included in Note 11, "Stock-Based Compensation," to our consolidated financial statements, which are included elsewhere in this prospectus.

(2)
Mr. Hartman entered into an independent consulting agreement with us in November 2006, which was amended in January 2008. The agreement provided for an original one year term with one year automatic extensions unless either party gave notice that it did not want to so extend the agreement. The term of the agreement currently extends through November 28, 2009. His services include providing operational and strategic planning. The original agreement provided that Mr. Hartman was entitled to a fee of $20,000 per year, which could be reduced if he worked only a portion of the year. The January 2008 amendment increased this amount to $30,000 per year effective in 2008. On February 28, 2007, Mr. Hartman was awarded a time-based vesting nonqualified stock option to purchase up to 198,516 common shares at a per share exercise price of $0.09 which was equal to the fair market value of one of our common shares on the date of grant. This award had a SFAS 123R grant date fair value of $7,941. Mr. Hartman's option vests as follows: (i) 25% of the option vests on the first anniversary of the vesting commencement date, (ii) an additional 2% of the option vests on each monthly anniversary of the vesting commencement date for the thirty-three months following the first anniversary of the vesting commencement date and (iii) an additional 3% of the option vests on each of the 46th, 47th and 48th monthly anniversaries of the vesting commencement date. In addition, upon termination of Mr. Hartman's services by us without cause or due to termination of services because of death or disability, the vesting of the option will accelerate as if service had terminated twelve months later in time. In addition, the outstanding unvested portion of the option will become fully vested upon a change in control of us if the option is not assumed or replaced. No dividend equivalent payments will be provided on the stock option if we were to pay dividends on our common stock.

(3)
Mr. Crandall was appointed to our board of directors on December 11, 2008. We entered into an agreement with Mr. Crandall to serve as a member of our board and also to serve as the chair of our audit committee.

(4)
Mr. Hackett was appointed to our board of directors on March 11, 2008.

(5)
Mr. Craig entered into an agreement with Warburg Pincus in August 2004 to serve on our board of directors and to serve as a consultant in 2004 to us on behalf of Warburg Pincus. This agreement was amended in December 2008. Under this agreement, Warburg Pincus agreed to compensate Mr. Craig from its equity ownership of us. For his director services from August 2004 to August 2008, Mr. Craig earned the right to receive 198,516 shares of our common stock from Warburg Pincus. In his role as a consultant to us in 2004, Mr. Craig earned the right to receive 305,826 shares of our common stock from Warburg Pincus. In January 2009, Mr. Craig received the sum total of 504,342 of our common shares for his services. See Note 15, "Related Party Transactions—Director Agreement," to our consolidated financial statements, which are included elsewhere in this prospectus.

        The below table reflects the aggregate number of stock option awards held by each of the non-employee directors as of December 31, 2008. No stock awards have been granted to the non-employee directors by us.

Name	Time-Based Vesting Nonqualified Stock Options (#)	Grant Date	Per Share Exercise Price	Expiration Date
Robert Hartman	198,516	2/28/07	$0.09	9/15/16
Dale Crandall	—
Patrick Hackett	—
Ryan Craig	—
Adarsh Sarma	—

        In March 2009, our board of directors unanimously adopted a compensation program for non-employee directors in connection with this offering and effective in 2009.

        The following table presents our non-employee director compensation program:

Position	Annual retainer ($)	Annual Stock Option Award ($)
Continuing Director	20,000	35,000
Audit Committee Chair	10,000	—
Compensation Committee Chair	5,000	—
Nominating and Governance Committee Chair	5,000	—
Audit Committee Member	5,000	—
Compensation Committee Member	3,000	—
Nominating and Governance Committee Member	3,000	—

        In addition, in lieu of the annual stock option award referenced in the above table, a newly elected director will receive a special one-time stock option grant, valued at $60,000, in connection with their commencement of service on the board of directors. This stock option award will vest as follows: (i) 25% of the option vests on the first anniversary of the grant date, (ii) an additional 2% of the option vests on each monthly anniversary of the grant date for the thirty-three months following the first anniversary of the grant date and (iii) an additional 3% of the option vests on each of the 46th, 47th and 48th monthly anniversaries of the grant date.

        The annual cash retainers will be paid in equal installments on a quarterly basis, beginning on January 1, 2009 for Messrs. Craig and Hartman and intended to begin effective upon the closing of this offering for Messrs. Hackett and Sarma. The number of shares subject to the stock option awards shall be calculated by dividing its dollar value by the Black-Scholes option value at the time of grant. The annual stock option award for continuing directors will fully vest on the first anniversary of grant subject to continued service.

        In addition, upon a "change in control," as defined in the stock option agreement, fifty percent (50%) of the director's stock options will become additionally vested and the remaining unvested portion of the director's stock options will continue to vest pursuant to the original vesting schedule but at fifty percent (50%) of the original rate of vesting over the vesting period. However, vesting on the remaining unvested options will be accelerated and become exercisable upon termination of a director's service from a publicly traded company if the director (i) is asked to resign (other than for cause) from the board of directors or (ii) is not re-elected for a new term during the twelve months following the change of control.

        In connection with this offering and pursuant to the above table, the non-employee directors will each receive option grants on the day before the date of this offering with a per share exercise price equal to the price at which shares are sold to the public in this offering. Mr. Crandall will receive option grants as both a newly elected director and a continuing director while the other non-employee directors will receive continuing director option grants. Thereafter, it is expected that the annual stock option grants will be issued on the date of our annual meeting of stockholders.

        Our compensation committee will review director compensation annually, including fees, retainers and equity compensation, as well as total compensation and make recommendations to the board of directors.

 COMPENSATION DISCUSSION AND ANALYSIS

        The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that are paid or awarded to, or earned by, our "named executive officers," who consist of our principal executive officer, principal financial officer, and the three other most highly compensated executive officers. For 2008, the named executive officers were:

  •
  Andrew S. Clark, CEO and President;

  •
  Daniel J. Devine, Chief Financial Officer;

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  Christopher L. Spohn, Senior Vice President/Chief Admissions Officer;

  •
  Rodney T. Sheng, Senior Vice President/Chief Administrative Officer; and

  •
  Ross L. Woodard, Senior Vice President/Chief Marketing Officer.

        This compensation discussion and analysis section addresses and explains the compensation practices that were followed in 2008, the numerical and related information contained in the summary compensation and related tables presented below and actions taken regarding executive compensation since December 31, 2008, that could reflect a fair understanding of a named executive officer's compensation during 2008.

Historical Compensation Decisions

        Prior to this offering, we were a privately-held company with a relatively small number of stockholders, including our principal investor, Warburg Pincus. As such, we have not been subject to stock exchange listing or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of board committees, including audit, compensation and nominating committees. Most, if not all, of our prior compensation policies and determinations, including those made for 2008, have been the product of negotiations between the named executive officers and our compensation committee, although the compensation committee did discuss the compensation for other executive officers with Mr. Clark (who is also a director).

Overview, Objectives and Compensation Philosophy

        Our compensation committee is responsible for determining the compensation of the named executive officers. The committee oversees the compensation programs for these officers to ensure consistency with our corporate goals and objectives and is responsible for designing and executing our compensation program with respect to the named executive officers.

        The compensation committee reviews overall company and individual performance in connection with the review and determination of each named executive officer's compensation. For company performance, historically the focus has been principally on achievement of annual revenue and EBITDA levels. See "Selected Consolidated Financial and Other Data" for details on our recent financial performance. As an emerging growth company, the compensation committee believes that increasing revenue and profitability are the most direct ways to enhance stockholder value and therefore has specifically linked incentive compensation with company performance in these two fundamental financial areas. For individual performance, the compensation committee also reviews an executive's achievement of non-financial objectives and considers the recommendations of Mr. Clark (who is also a director).

        We believe that we have assembled an outstanding management team which has produced excellent results from 2004 to the present. There has been no turnover in any of our named executive officers since their commencement of employment with us. We believe our growth and management team retention demonstrate the success and effectiveness of our compensation policies.

        Our annual revenue of $218.3 million in 2008 was $132.6 million more than our annual revenue of $85.7 million in 2007 and $189.7 million more than our annual revenue in 2006. Our net income of $26.4 million in 2008 was $23.1 million more than our net income of $3.3 million in 2007. We believe that the compensation amounts paid to our named executive officers for their services in 2008 were reasonable, appropriate and in our best interests.

Peer Group Information and Compensation Consultants Reports

        In 2007, the compensation committee engaged an independent outside compensation consultant, Pearl Meyer & Partners, or Pearl, to construct a peer group of companies, provide marketplace information, provide advice on competitive market practices and also support specific decisions regarding compensation for the named executive officers. Pearl had not previously and has not subsequently provided any other services to us. In 2008, the compensation committee engaged Mercer, LLC, or Mercer, to assess our executive organizational structure and job titles, construct a peer group of companies, provide marketplace information, provide advice on competitive market practices and support specific decisions regarding long-term equity incentive compensation for the named executive officers. Mercer had not previously provided any services to us. Mercer is currently providing overall compensation analysis and position leveling analysis to assist us in our 2009 compensation analysis.

        In 2007 Pearl selected the following publicly-held postsecondary education companies to be the peer group for purposes of examining our executive compensation programs:

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  Apollo Group, Inc.

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  Capella Education Co.

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  Career Education Corp.

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  Corinthian Colleges, Inc.

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  DeVry, Inc.

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  ITT Educational Services, Inc.

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  Laureate Education, Inc.

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  Lincoln Educational Services Corp.

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  Strayer Education, Inc.

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  Universal Technical Institute, Inc.

        Pearl selected publicly-held companies due to the greater availability of compensation data. Pearl performed a regression analysis to better calibrate market pay levels for a company of Bridgepoint's current and projected size. Pearl also utilized the following general industry survey information for purposes of evaluating compensation comparisons:

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  Mercer (subsidiary of Marsh & McLennan Companies, Inc.)—2006 Executive Benchmark Database;

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  Watson Wyatt Worldwide, Inc.—2006 Top Management Report;

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  Watson Wyatt Worldwide, Inc.—2006/7 Survey Report on College & University Personnel Compensation;

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  Private Survey—2005 Executive Total Direct Compensation Survey; and

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  Private Survey—2006 Executive Compensation Databank.

        In addition to surveying external compensation information, Pearl examined the named executive officers' employment agreements and interviewed each of the named executive officers and one of our board members in order to better understand the internal perception of our business objectives and compensation arrangements. Pearl provided the compensation committee with a written report that summarized its findings and contained Pearl's compensation recommendations. The findings of the Pearl report were one factor that the compensation committee considered, but it was not the predominant basis for the compensation committee's executive compensation decisions, in part because the surveyed peer group companies were publicly traded entities whereas we were a privately-held company.

        In 2008, the compensation committee engaged an independent outside compensation consultant, Mercer, to construct a peer group and review and assess our compensation levels, organizational structure, and long-term equity incentive plan features. Mercer selected a peer group of similarly-sized public for-profit education companies for purposes of conducting its review, which was similar to the peer group selected by Pearl (identified above), except that it excluded Apollo Group, Inc., Laureate Education, Inc. and Career Education Corp. and instead included:

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  Nobel Learning Communities;

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  Learning Tree International; and

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  Princeton Review.

        Mercer also utilized the following general industry survey information for purposes of its assessment:

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  2008 Presidio Pay Advisors' Initial Public Offering Executive Compensation Survey;

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  Publicly-filed proxy statements for the peer group companies; and

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  Mercer, 2008/2009 U.S. Compensation Planning Survey for executives in the Education industry.

        In addition to surveying external compensation information, Mercer examined our compensation program, the Pearl report and the valuation of our equity compensation. Mercer also interviewed our senior executives for purposes of better understanding the long-term incentive/equity strategy. Mercer provided the compensation committee with a written report that summarized its findings.

Tax and Accounting Considerations

        In 2008, while the compensation committee generally considered the financial accounting and tax implications of its executive compensation decisions, neither element was a material consideration in the compensation awarded to our named executive officers during such fiscal year.

Components of Executive Compensation

        The compensation of the named executive officers has three primary components:

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  an annual base salary;

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  an annual incentive bonus opportunity; and

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  long-term equity-based compensation.

        Perquisites, and benefits generally available to other employees, represent only a minor portion of the total compensation of the named executive officers.

Annual Base Salary and Annual Bonus

        The compensation committee sets base salaries primarily based on the abilities, performance and experience of the named executive officers. The compensation committee also reviews their past compensation and compensation data for comparable positions in the postsecondary education industry. The compensation committee seeks to set base salaries for the named executive officers at competitive levels.

        The compensation committee believes it is important to provide the named executive officers with an annual performance-based cash incentive bonus plan in order to further motivate the officers and provide compensation that is directly linked to achievement of corporate goals and objectives. As discussed further in the "Executive Employment Agreements" section, four of the five named executive officers are a party to an employment agreement with us, each of which provides that the named executive officer will be eligible for an annual discretionary incentive bonus based on attainment of company performance criteria. Each of the employment agreements also specifies an annual target bonus amount as a percentage of annual salary and that the actual bonus paid may be more or less than the target amount. In 2008, for each named executive officer with an employment agreement, their annual bonus was based on achievement of annual revenue and EBITDA goals with revenue receiving 65% of the weighting and EBITDA receiving the remaining 35%.

        Mr. Woodard is the only named executive officer who is not a party to an employment agreement with us. In November 2007, the compensation committee established Mr. Woodard's base salary and target annual bonus for 2008. The compensation committee used the same criteria it used for the named executive officers with employment agreements (described above) in order to determine Mr. Woodard's actual annual bonus amount for 2008.

        The annual bonus arrangements for 2008 are further described in the "Grants of Plan-Based Awards—2008" table below.

Amended and Restated 2005 Stock Incentive Plan

        We provide long-term equity incentive compensation to retain our named executive officers and to provide for a significant portion of their compensation to be at risk and linked directly with the appreciation of stockholder value. Long-term compensation has been generally provided through equity awards in the form of stock options with time and performance-based vesting conditions and under the terms and conditions of our Amended and Restated 2005 Stock Incentive Plan (the "2005 Plan"). We do not have a formal policy for when we grant stock options or other equity-based awards.

        The 2005 Plan was last amended and approved by our stockholders in November 2007 and is scheduled to expire in January 2016 unless terminated earlier by us. Effective with this offering, we will no longer make any new grants under the 2005 Plan and will instead issue equity compensation awards under our new 2009 Stock Incentive Plan, or the 2009 Plan, discussed below.

        The 2005 Plan is administered by the compensation committee, which has the authority, among other things, to:

  •
  determine eligibility to receive awards;

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  determine the types and number of shares of stock subject to awards;

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  determine the price and terms of awards and the acceleration or waiver of any vesting;

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  determine performance or forfeiture restrictions and other terms and conditions; and

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  construe and interpret the terms of the plan, award agreements, and other related documents.

        The 2005 Plan provides that we may grant awards to our employees, non-employee directors or consultants or those of our affiliates. We may award these individuals with either stock options and/or stock purchase rights.

        Stock options may be granted under the 2005 Plan, including incentive stock options, as defined under Section 422 of the Internal Revenue Code, as amended, or the Code, and nonqualified stock options. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options or restricted stock purchase rights to any eligible participant. The option exercise price of all stock options granted under the 2005 Plan is determined by the compensation committee, except that any incentive stock option will not be granted at a price that is less than 100% of the fair market value of the stock on the date of grant. Stock options may be exercised as determined by the compensation committee, but in no event after the tenth anniversary of the date of grant. A stock purchase right award is the grant of shares of our common stock at a price determined by the compensation committee (including zero), that is nontransferable and is subject to a right of repurchase. No stock purchase rights have been awarded to any of the named executive officers.

        The named executive officers will not receive dividend equivalent payments on outstanding stock options granted under the 2005 Plan if we were to pay dividends on our common stock. The stock option grant agreements also generally provide for some or all of the unvested options to vest immediately when certain events occur, including a change in control of the company, the officer's death or disability and qualifying involuntary terminations of employment. The term "change in control" under the 2005 Plan is generally defined to include (i) the acquisition of at least 50% of our voting securities by any person other than an affiliate of ours or Warburg Pincus that holds our equity securities; or (ii) the sale or conveyance of all or substantially all of the company assets to a person who is not an affiliate of ours or Warburg Pincus. Unvested stock options are subject to forfeiture for non-qualifying terminations of employment.

        A total of 45,254,291 shares of common stock can be issued as stock options and stock purchase rights under the 2005 Plan and 4,954,000 shares remained available for issuance as of December 31, 2008 and also as of March 1, 2009.

        In 2008, the compensation committee granted no stock options under the 2005 Plan to the named executive officers. Details on previously granted awards under this 2005 Plan to the named executive officers are provided in the "Outstanding Equity Awards At Fiscal Year End—2008" table below.

        In March 2009, our board of directors unanimously approved the 2009 Plan to replace the 2005 Plan such that, effective with this offering, we will no longer make any new grants under the 2005 Plan. Further details of the 2009 Plan are provided below under "2009 Compensation Decisions."

Employee Benefits and Perquisites

        We do not offer extensive or elaborate benefits to the named executive officers. We seek to compensate our named executive officers at levels that eliminate the need for perquisites and enable each individual officer to provide for his own needs. We offer other employee benefits to the named executive officers for the purpose of meeting current and future health and security needs for the officers and their families. These benefits, which are generally offered to all eligible employees, include medical, dental, and life insurance benefits; short-term disability pay; long-term disability insurance; flexible spending accounts for medical expense reimbursements; and a 401(k) retirement savings plan. The 401(k) retirement savings plan is a defined contribution plan established in accordance with Section 401(a) of the Code. Employees may make pre-tax contributions into the plan, expressed as a percentage of compensation, up to annual limits prescribed by the Internal Revenue Service and we may make matching contributions. To date, we have not provided any matching contributions under the 401(k) plan, although the compensation committee retains the ability to do this in the future.

Senior Management Benefit Plan

        We have a Senior Management Benefit Plan, referred to as the Benefit Plan, in which members of our senior management, including named executive officers, are eligible to participate.

        The Benefit Plan provides an annual benefit of up to $100,000 per participant (including the participant's eligible dependents) for unreimbursed medical expenses during a calendar year that are not covered by our major medical plan. The unreimbursed medical expenses covered under the Benefit Plan include deductibles, coinsurance amounts, special health equipment, annual physicals, dental care and vision care, among others. Additionally, the Benefit Plan provides worldwide medical assistance services, including locating the nearest medical facility, finding an attorney and making arrangements for emergency medical evacuation.

Change in Control and Severance

        In 2008, only the named executive officers that were a party to an employment agreement were eligible to have received contractually-provided severance benefits. These severance benefits were generally intended to match what is provided by our competitors and also intended to provide compensation while the officer searches for new employment after experiencing an involuntary termination of employment from us. We believe that providing severance protection for these named executive officers upon their involuntary termination of employment is an important retention tool that is necessary in the competitive marketplace for talented executives. We believe that the amounts of these payments and benefits and the periods of time during which they would be provided are fair and reasonable. We have not historically taken into account any amounts that may be received by a named executive officer following termination of employment when establishing current compensation levels. Our stock option grant agreements with each of the named executive officers also generally provide for some or all of the unvested options to vest immediately when certain events occur, including a change in control of the company, the officer's death or disability and qualifying involuntary terminations of employment.

Compensation of the CEO and President and Other Named Executive Officers

        The base salary, bonus and equity compensation for each of the named executive officers for 2008 is reported below under the "Summary Compensation Table." In addition, as four of the five named executive officers are a party to an employment agreement with us, additional information regarding their compensation is described below under the "Executive Employment Agreements" section.

        The compensation of the CEO and President is greater than the other named executive officers' compensation because his responsibilities for the management and strategic direction of the company are significantly greater and he has substantial additional obligations as the CEO and President. As our Chief Executive Officer and a board member, Mr. Clark has been our primary guiding force for several years. The difference between his and the other named executive officers' compensation is primarily derived from stock option awards that will only create value for Mr. Clark if our share value appreciates. The compensation committee believes it is desirable to provide a significant amount of at-risk, performance-based compensation to the CEO and President to continue to encourage and reward him for superior accomplishments.

        The compensation committee uses the same criteria to set compensation among each of the other named executive officers. The compensation committee's objective in setting their compensation is to provide them with an equitable level of compensation, taking into account (i) their performance, (ii) their responsibilities, (iii) their past compensation, (iv) their compensation relative to each other, (v) compensation levels at companies in the peer group and (vi) compensation levels of the next tier of management, as well as the recommendations of the CEO and President. In general, the base salaries, bonus opportunities and long-term equity compensation awards of the other officers are substantially similar.

2008 Compensation Decisions

        In addition to setting 2008 salaries and the 2008 target annual bonuses for each of our named executive officers and granting additional stock options, in November 2007, the compensation committee decided to create further incentives for our management by awarding, in addition to other bonuses payable, a discretionary overachievement bonus for 2008. The compensation committee does not expect to award special overachievement bonuses to management in the future.

        In November 2008, the compensation committee approved increases in the named executive officers' salaries effective January 1, 2009 to reward them for their contributions to the many years of successful financial performance. In setting the 2009 salaries, the compensation committee also reviewed and considered the Mercer compensation survey report. The following table provides the salaries for each of the named executive officers for 2008 and 2009:

Name	FY08 Salary	FY09 Salary
Andrew S. Clark	$325,000	$375,000
Daniel J. Devine	$220,000	$250,000
Christopher L. Spohn	$227,000	$250,000
Rodney T. Sheng	$227,000	$250,000
Ross L. Woodard	$216,000	$230,000

2009 Compensation Decisions

        In February 2009, our board of directors unanimously approved an Executive Severance Plan and a Policy on Recoupment of Compensation. Additionally, for the four named executive officers who were previously a party to an employment agreement, our compensation committee approved new employment agreements for such four executives to replace their prior employment agreements that had been effective during 2008. See "Executive Employment Agreements." Mr. Woodard, the only named executive officer who is not a party to an employment agreement, will be offered the opportunity to participate in the Executive Severance Plan. In March 2009, our board of directors unanimously adopted, and our stockholders approved, a 2009 Stock Incentive Plan and an Employee Stock Purchase Plan. Set forth below is information concerning these recently adopted plans and policies.

        In March 2009, the compensation committee approved new stock option grants and a 2009 performance-based bonus compensation program for the named executive officers. The compensation committee also approved an amendment to outstanding stock options. Set forth below is information describing these new compensation arrangements and the stock option amendment.

2009 Stock Incentive Plan

        In connection with this offering, the 2009 Plan will replace the 2005 Plan for all equity-based awards to the named executive officers. The board of directors adopted the 2009 Plan because it believed the new plan was appropriate to facilitate implementation of our future compensation programs as a public company. The 2009 Plan was approved by the board of directors with a view toward providing our compensation committee with maximum flexibility to structure an executive compensation program that provides a wider range of potential incentive awards to our named executive officers, and employees generally, on a going-forward basis. The compensation philosophy and objectives adopted by the compensation committee after we are a public company will likely determine the type and structure of awards granted by the compensation committee pursuant to the new 2009 Plan.

        The 2009 Plan will be administered by our compensation committee. The committee has the exclusive authority, among other things, to:

  •
  determine eligibility to receive awards;

  •
  determine the types and number of shares of stock subject to awards;

  •
  determine the price and terms of awards and the acceleration or waiver of any vesting;

  •
  determine performance or forfeiture restrictions and other terms and conditions; and

  •
  construe and interpret the terms of the plan, award agreements and other related documents.

        Any of our employees, directors, non-employee directors, and consultants, as determined by the compensation committee, may be selected to participate in the 2009 Plan. We may award these individuals with one or more of the following types of awards and all awards will be evidenced by an executed agreement between us and the grantee:

  •
  stock options;

  •
  stock appreciation rights;

  •
  stock awards; or

  •
  stock units.

        Stock options may be granted under the 2009 Plan, including incentive stock options, as defined under Section 422 of the Code, and nonstatutory stock options. The exercise price of all stock options granted under the 2009 Plan will be determined by the compensation committee except that all options must have an exercise price that is not less than 100% of the fair market value of the underlying shares on the date of grant. The compensation committee may, in its discretion, subsequently reduce the exercise price of an option to the then-fair market value of the underlying shares as of the date of such price reduction. Stock options may be exercised as determined by the compensation committee, but in no event after the tenth anniversary of the date of grant.

        Stock appreciation rights entitle a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the stock appreciation right over the exercise price of the stock appreciation rights. We may pay that amount in cash, in shares of our common stock, or in a combination of both. The exercise price of all stock appreciation rights granted under the 2009 Plan will be determined by the compensation committee except that all stock appreciation rights must have an exercise price that is not less than 100% of the fair market value of the underlying shares on the date of grant. The compensation committee may, in its discretion, subsequently reduce the exercise price of a stock appreciation right to the then-fair market value of the underlying shares as of the date of such price reduction.

        A stock award is the grant of shares of our common stock at a price determined by the compensation committee (including zero), and which may be subject to a substantial risk of forfeiture until specific conditions or goals are met. Conditions may be based on continuing employment or achieving performance goals. During the period of vesting, participants holding shares of restricted stock generally will have full voting and dividend rights with respect to such shares.

        A stock unit is a bookkeeping entry that represents the equivalent of a share of our common stock. A stock unit is similar to a restricted stock award except that participants holding stock units do not have any stockholder rights until the stock unit is settled with shares. Stock units represent an unfunded and unsecured obligation for us and a holder of a stock unit has no rights other than those of a general creditor.

        Subject to certain adjustments in the event of a change in capitalization or similar transaction, we may issue a maximum of 23,000,000 shares of our common stock under the 2009 Plan. Additionally, the maximum number of shares available for issuance under the 2009 Plan will automatically increase, without the need for further approval by our stockholders, on January 1, 2010 and on each subsequent January 1 through and including January 1, 2019, by a number of shares equal to the lesser of (i) two percent (2%) of the number of shares issued and outstanding on the immediately preceding December 31 or (ii) 6,000,000 shares or (iii) an amount determined by our board of directors. Further, in the event a reverse stock split is effected prior to the effectiveness of this offering, the amount resulting after the proportionate adjustment to: (x) the maximum amount of shares that may be issued under the 2009 Plan shall be rounded down to the nearest 250,000 shares; (y) the 6,000,000 share amount, in clause (ii) above, shall be rounded down to the nearest 100,000 shares; and (z) the Code Section 162(m) limits for awards listed below shall be rounded down to the nearest 50,000 shares. Such downward adjustments shall be a one-time special adjustment. Shares subject to awards that expire or are canceled will again become available for issuance under the 2009 Plan.

        To the extent that an award is intended to qualify as performance-based compensation under Code Section 162(m), then the maximum number of shares of common stock issuable in the form of each type of award under the 2009 Plan to any one participant during a fiscal year shall not exceed 3,500,000 shares, in each case with such limit increased to 7,000,000 shares for grants occurring in a participant's year of hire. Additionally, no participant shall receive in excess of the aggregate amount of 3,500,000 shares pursuant to all awards issued under the 2009 Plan during any fiscal year, with such aggregate limit increased to 7,000,000 shares for awards occurring in a participant's year of hire.

        The 2009 Plan provides that in the event there is a change in control and the applicable agreement of merger or reorganization provides for assumption or continuation of the awards, no acceleration of vesting shall occur. In the event that a change in control occurs with respect to us and there is no assumption or continuation of awards, all awards shall vest and become exercisable as of immediately before such change in control. The term "change in control" under the 2009 Plan is generally defined to include: (i) the acquisition of more than 50% of our voting securities by any person other than Warburg Pincus or its affiliates, (ii) the sale of all or substantially all of our assets or (iii) certain changes in the majority of the board members.

        The board of directors may terminate, amend or modify the 2009 Plan at any time; however, stockholder approval will be obtained for any amendment to the extent necessary to comply with any applicable law, regulation or stock exchange rule. Unless terminated earlier, the 2009 Plan will terminate on March 15, 2019.

Employee Stock Purchase Plan (ESPP)

        Under the ESPP, our employees will have an opportunity to acquire our common shares at a specified discount from the fair market value as permitted by Section 423 of the Code. The compensation committee will administer the ESPP and the board of directors may amend or terminate the ESPP subject to obtaining any required stockholder approval. The ESPP is intended to comply with the requirements of Section 423 of the Code.

        We have authorized and reserved a total of 4,500,000 shares of our common stock for issuance under the ESPP. Additionally, the maximum number of shares available for issuance under the ESPP will automatically increase, without the need for further approval by our stockholders, on January 1, 2010 and on each subsequent January 1 through and including January 1, 2019, by a number of shares equal to the lesser of (i) one percent (1%) of the number of shares issued and outstanding on the immediately preceding December 31 or (ii) 2,000,000 shares or (iii) an amount determined by our board of directors. We will make appropriate adjustments to the number of authorized shares and to outstanding purchase rights to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. In the event a reverse stock split is effected prior to the effectiveness of this offering, the amount resulting after the proportionate adjustment to: (x) the maximum amount of shares that may be issued under the ESPP shall be rounded down to the nearest 100,000 shares; and (y) the 2,000,000 share amount, in clause (ii) above, shall be rounded down to the nearest 50,000 shares. Such downward adjustments shall be a one-time special adjustment. Shares subject to purchase rights which expire or are canceled will again become available for issuance under the ESPP.

        The compensation committee has preliminarily decided that there shall be three month offering periods with a five percent (5%) discount from the fair market value of a share on the date of purchase when the ESPP commences its offering of shares to eligible employees. Under the ESPP, the compensation committee and board of directors retain the ability to change the offering periods and purchase price. Our employees, and the employees of any future parent or subsidiary corporation or other affiliated entity, will be eligible to participate in the ESPP if they are employed by us. As required by Section 423 of the Code, participants in the ESPP will generally all have the same rights and privileges. However, we may exclude certain employees from being participants as permitted by Section 423 of the Code. In this regard, the compensation committee has determined that the named executive officers will not be participants in the ESPP when the ESPP commences its offering of shares to eligible employees. The compensation committee currently believes that the named executive officers should receive their equity compensation through the stock incentive plans which do not provide a discount from the option exercise price.

2009 Stock Option Grants to Named Executive Officers

        In March 2009, the compensation committee, with input from its independent compensation consultant, Mercer, LLC, decided to award stock options to our employees including the named executive officers. The compensation committee wanted to provide further equity retention and incentive compensation for the named executive officers particularly since their outstanding equity awards were largely vested. The stock options will be granted under the 2009 Plan to the named executive officers on the day before the date of this offering. The options will have a per share exercise price equal to the price at which shares are sold to the public in this offering and will contain time-based vesting conditions that are as described in Note 4 to the "Outstanding Equity Awards at Fiscal Year End-2008" table. The number of shares subject to these option grants will be as shown in the following table:

Number of Shares Subject to Option
Andrew S. Clark	3,000,000
Daniel J. Devine	1,000,000
Christopher L. Spohn	1,200,000
Rodney T. Sheng	1,200,000
Ross L. Woodard	1,000,000

2009 Performance-Based Bonus Program

        In March 2009, the compensation committee, with input from its independent compensation consultant, Mercer, LLC, adopted an annual cash bonus compensation program for 2009 for our employees including the named executive officers. Bonuses for the named executive officers will be based on achievement of annual revenue goals in 2009, EBITDA goals in 2009 and quality/customer satisfaction goals, with revenue receiving 25% of the weighting, EBITDA receiving 50% of the weighting and quality/customer satisfaction receiving the remaining 25%. The bonus targets will require a significant increase in revenue and EBITDA over our performance in 2008. In order for a named executive officer to receive any bonus, we must achieve at least threshold performance as defined under the bonus program.

        The threshold, target and maximum bonuses that can be earned by the named executive officers for 2009 under this performance-based program will be as shown in the following table:

	Threshold	Target	Maximum
Andrew S. Clark	$187,500	$375,000	$750,000
Daniel J. Devine	$62,500	$125,000	$250,000
Christopher L. Spohn	$62,500	$125,000	$250,000
Rodney T. Sheng	$75,000	$150,000	$300,000
Ross L. Woodard	$57,500	$115,000	$230,000

        The compensation committee may in its discretion award bonus amounts that fall in between the figures expressed in the table above for attainment of performance that falls in between the specified goals.

Stock Option Amendment

        In 2006 and 2007, stock options, portions of which included vesting conditions based upon qualifying change in control or liquidity event transactions, referred to as "exit options," were granted to the named executive officers. Under the original terms of the exit options, full vesting of all the exit options would not occur until our principal investor, Warburg Pincus, had completed the sale of all of its ownership in us. The primary purpose of the exit options was to provide an additional incentive to such individuals to build a successful business which would achieve an attractive return on the investment made by all stockholders. Our board of directors, including the Warburg Pincus representatives, believe that the purpose of the exit options has been achieved and that it was therefore appropriate to vest the outstanding exit options upon the closing of this offering, rather than wait for full vesting to occur if and when Warburg Pincus sold its shares. Accordingly, in March 2009, the compensation committee approved an amendment to the exit options such that the exit options will vest in full upon the date of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability—Acceleration of Exit Options." Further details on the exit options and their vesting criteria is provided below in Note 7 to the "Outstanding Equity Awards at Fiscal Year End—2008" table.

Executive Severance Plan

        We established the Executive Severance Plan to provide severance pay and other benefits to certain eligible management or highly compensated employees. Our board of directors may amend or terminate the Executive Severance Plan. However, the Executive Severance Plan cannot be amended to reduce benefits, except as may be required by law, without providing twelve months advance written notice to the covered employees.

        The compensation committee determines which employees are eligible to participate in the Executive Severance Plan. Only Mr. Woodard of the named executive officers will be offered the opportunity to be a participant in the Executive Severance Plan.

        If Mr. Woodard's employment is terminated by us without "cause" or by him for "good reason" (as defined in the Executive Severance Plan), he will be eligible to receive severance benefits under the Executive Severance Plan including (a) severance pay equal to six months of his base salary; and (b) Company-paid medical insurance premiums after termination for up to six months. If Mr. Woodard's employment is terminated by us without "cause" or by Mr. Woodard for "good reason" within twenty-four (24) months after a "change in control" (as defined in the Executive Severance Plan), then all of Mr. Woodard's unvested stock option awards will fully vest as of the termination date, in addition to receiving (a) and (b) described in the preceding sentence. We will condition the payment of such severance benefits upon Mr. Woodard providing us with a release of claims against us, our affiliates and related parties.

Policy on Recoupment of Compensation

        In February 2009, our board of directors adopted a Policy on Recoupment of Compensation, the "Recoupment Policy," pursuant to which certain members of management, including all of the named executive officers, may be directed to return to us performance-based compensation that the officer had previously received if either:

            (i)  there is a restatement of any of our financial statements, previously filed with the Securities and Exchange Commission (regardless of whether or not there was any misconduct committed by an executive), other than those due to changes in accounting policy, and the restated financial results would have resulted in a lesser amount of performance-based compensation being paid to the named executive officer, or

           (ii)  the named executive officer's intentional misconduct, gross negligence or failure to report intentional misconduct or gross negligence by one of our employees (or service providers) either: (x) was a contributing factor or partial factor to having to restate any of our financial statements previously filed with the Securities and Exchange Commission or (y) constituted fraud, bribery or any other unlawful act (or contributed to another person's fraud, bribery or other unlawful act) which in each case adversely impacted our finances, business and/or reputation.

        In the event of a restatement of our financial statements, the compensation committee will review performance-based compensation awarded or paid to the named executive officers that was attributable to performance during the applicable time periods. To the extent permitted by applicable law, the compensation committee will make a determination as to whether, and how much, compensation is to be recouped by us on an individual basis. If there has been no misconduct (as described in clause (ii) above), any recoupment of compensation will be limited to a three-year lookback period from the date the financial or accounting irregularity was discovered by us.

        Moreover, if the compensation committee determines that one of the named executive officers has engaged in misconduct, the compensation committee may take such actions with respect to such executive as it deems to be in our best interests and necessary to remedy the misconduct and prevent its recurrence. To the extent permitted by applicable law, such actions can include, among other things, recoupment of compensation (which would not be limited to the three-year lookback period) and/or disciplinary actions up to and including termination of employment. The compensation committee's power to determine the appropriate remedy is in addition to, and not in replacement of, remedies imposed by law enforcement agencies, regulators or other authorities.

Executive Compensation

        Our executive officers are appointed by, and serve at the discretion of, our board of directors.

        The following tables provide information on compensation for the services of the named executive officers for 2008.

Summary Compensation Table—2008

Name and Principal Position	Year	Salary ($)		Option Awards ($) (1)		Non-Equity Incentive Plan Compensation ($) (2)		All Other Compensation ($) (3)		Total ($)
Andrew S. Clark, CEO and President	2008 2007	$ $	325,000 227,936	$ $	35,989 44,901	$ $	875,500 227,000	$ $	13,412 5,255	$ $	1,249,901 505,092
Daniel J. Devine, Chief Financial Officer	2008 2007	$ $	220,000 205,817	$ $	13,230 11,771	$ $	325,000 154,500	$ $	4,236 5,588	$ $	562,466 377,676
Christopher L. Spohn, Senior Vice President/Chief Admissions Officer	2008 2007	$ $	227,000 200,403	$ $	13,230 11,771	$ $	323,500 170,000	$ $	11,785 5,528	$ $	575,515 387,702
Rodney T. Sheng, Senior Vice President/Chief Administrative Officer	2008 2007	$ $	227,000 200,403	$ $	13,230 11,771	$ $	323,500 100,000	$ $	6,358 3,156	$ $	570,088 315,330
Ross L. Woodard, Senior Vice President/Chief Marketing Officer	2008		$216,000		$26,406		$291,000		$12,690		$546,096

(1)
Represents the expense recorded in our financial statements, excluding any assumed forfeitures, for the year ended December 31, 2008, according to SFAS 123R. Assumptions used to calculate these amounts are included in Note 11, "Stock-Based Compensation," to our consolidated financial statements for the year ended December 31, 2008, which are included elsewhere in this prospectus.

(2)
Represents the annual discretionary cash incentive bonus awards paid to each named executive officer as further described in the "Grants of Plan-Based Awards-2008" table. The below table shows the amounts earned for 2008 under the basic annual discretionary bonus opportunity and a special overachievement bonus, respectively.

2008	Annual Discretionary Bonus	Special Overachievement Bonus
Andrew S. Clark	$227,500	$648,000
Daniel J. Devine	$110,000	$215,000
Christopher L. Spohn	$113,500	$210,000
Rodney T. Sheng	$113,500	$210,000
Ross L. Woodard	$108,000	$183,000
(3)
Represents our payments for the named executive officer's medical and health insurance.

        The following table provides information on cash-based performance awards granted in 2008 to the named executive officers:

Grants of Plan-Based Awards—2008

		Estimated future payouts under Non-equity incentive plan awards
Name	Grant date	Threshold ($)		Target ($)(1)		Maximum ($)
Andrew S. Clark	(2)		$227,500		$227,500		$875,500
Daniel J. Devine	(2)		$110,000		$110,000		$325,000
Christopher L. Spohn	(2) (3)	$ $	113,500 170,250	$ $	113,500 170,250	$ $	323,500 340,500
Rodney T. Sheng	(2)		$113,500		$113,500		$323,500
Ross L. Woodard	(4)		$108,000		$108,000		$291,000

(1)
The target amount for the annual discretionary cash incentive bonus award set for each of the named executive officers for 2008 by the compensation committee. Such target bonus amount is determined as a percentage of annual salary with Mr. Clark's percentage set at 70% of salary and the other named executive officers set at 50% of salary.

(2)
Each of the named executive officers was eligible to earn a fiscal year performance-based cash bonus pursuant to his employment agreement as discussed below. The actual annual bonus payment could have been less than or greater than the target (specified in Note 1 to this table above) depending upon the degree of attainment of company performance criteria, which were weighted as to 65% for achievement of applicable revenue targets and as to 35% of applicable EBITDA targets. For the fiscal 2008 annual cash bonus, these targets were a fiscal 2008 revenue target of $165.0 million and a fiscal 2008 EBITDA of $15.8 million. In addition, the named executive officers were eligible to earn a special overachievement bonus for fiscal 2008. The overachievement bonus amount was determined by having a discretionary bonus pool of $1.0 million for achievement of EBITDA of 150% of the target and an additional discretionary bonus pool equal to $10,000 for every percentage point improvement of EBITDA above 150% of the target prior to the adjustment to account for the expense related to Mr. Craig's stock award expense of $1.6 million. The total distribution bonus pool was $1.9 million. The compensation committee, after considering recommendations from the CEO and President, then allocated portions of the bonus pool to the named executive officers. The amount of actual bonuses that were paid to the named executive officers for 2008 are reported in Note 2 to the Summary Compensation Table.

(3)
As described in the Executive Employment Agreements section below, Mr. Spohn was eligible for an additional bonus based on attainment of annual revenue. No portion of this additional bonus opportunity was earned for 2008.

(4)
Mr. Woodard was eligible to earn a fiscal year performance-based cash bonus. There was no specific threshold or maximum and the actual fiscal year performance-based cash payment could have been less than or greater than the target (specified in Note 1 to this table above) depending upon the degree of attainment of company performance criteria, which were weighted the same as for the other four named executive officers described in Note 2 above. Additionally, Mr. Woodard was also eligible to earn a special overachievement bonus for 2008. The determination and allocation of the special overachievement bonus amount was the same as that for the other four named executive officers described in Note 2 above. The amount of the actual bonuses paid to Mr. Woodard for 2008 is reported in Note 2 to the Summary Compensation Table.

Executive Employment Agreements

        We had previously entered into employment agreements with four of the five named executive officers which were effective during 2008. In March 2009, we entered into new employment agreements to replace the prior employment agreements. Each of these employment agreements are on substantially similar terms and conditions with certain differences reflected in the two tables below.

        Mr. Woodard was not a party to an employment agreement during 2008 and he is not a party to an employment agreement at this point in time. Mr. Woodard will instead be subject to, and may receive benefits from, our Executive Severance Plan described above.

        Andrew S. Clark, CEO and President.    We entered into an employment agreement with Mr. Clark in November 2003, which was later amended in January 2006. In February 2009, we adopted a new employment agreement to replace the prior employment agreement. The new agreement provides that Mr. Clark will serve as Chief Executive Officer. Additionally, Mr. Clark will serve as a member of our board of directors during the time that our shares are not publicly traded and we have agreed to nominate him for election to our board at each annual meeting of stockholders following this offering. The term of the new agreement will extend through March 4, 2013.

        Daniel J. Devine, Chief Financial Officer.    We entered into an employment agreement with Mr. Devine in December 2003, which was later amended in January 2006. In February 2009, we adopted a new employment agreement to replace the prior employment agreement. The new agreement provides that Mr. Devine will serve as Chief Financial Officer. The term of the new agreement will extend through March 9, 2011.

        Christopher L. Spohn, Senior Vice President/Chief Admissions Officer.    We entered into an employment agreement with Mr. Spohn in December 2003, which was later amended in January 2006. In February 2009, we adopted a new employment agreement to replace the prior employment agreement. The new agreement provides that Mr. Spohn will serve as Senior Vice President/Chief Admissions Officer. The term of the new agreement will extend through March 3, 2011.

        Rodney T. Sheng, Senior Vice President/Chief Administrative Officer.    We entered into an employment agreement with Mr. Sheng in December 2003, which was later amended in January 2006. In February 2009, we adopted a new employment agreement to replace the prior employment agreement. The new agreement provides that Mr. Sheng will serve as Senior Vice President/Chief Administrative Officer. The term of the new agreement will extend through March 4, 2011.

        Each of the employment agreements that were effective during 2008 provided for time and performance-based stock options awards to the named executive officer in connection with their hire. Additionally, each of the employment agreements that were effective during 2008 provided that the named executive officer is entitled to participate in health, insurance, retirement and other benefits which are provided to our senior executives.

        The following table highlights certain items contained in the employment agreements that were effective during 2008:

	Initial Term of Employment Agreement	Base Salary (1); Annual Target Bonus(2)	Acceleration of Vesting of Stock Options upon Death or "Disability"	Acceleration of Vesting of Stock Options in connection with a Change in Control	Severance Payments upon termination without "Cause"	Other
Andrew S. Clark	4 years	$200,000; 50%	(3)	(4)	12 months(5)	(6)
Daniel J. Devine	2 years	$185,000; 50%	(3)	(4)	6 months (5)	(7)
Christopher L. Spohn	2 years	$175,000; 50%	(3)	(4)	6 months (5)	(7)
Rodney T. Sheng	2 years	$175,000; 25%	(3)	(4)	5 months (5)	(7)

(1)
Each employment agreement provided that the annual base salary shall not be less than the amount listed in this column.

(2)
Each employment agreement provided that the named executive officer will be eligible for an annual discretionary incentive bonus based on attainment of company performance criteria. Each employment agreement provided for a target bonus amount as a percentage of annual salary with such target percentage reflected in this column. The actual bonus paid may be more or less than the target amount. For each named executive officer, the employment agreement provided that the annual bonus will be based on achievement of annual revenue and EBITDA goals with revenue receiving 65% of the weighting and EBITDA receiving the remaining 35%. In addition to being a participant in our regular annual discretionary bonus plan, Mr. Spohn's agreement provided that he shall be eligible for an additional annual bonus which had a target bonus amount of 75% of his annual salary although the actual bonus paid may be less or more than the target amount up to a maximum of two times the target amount. Mr. Spohn's additional bonus opportunity was based on attaining annual revenue in excess of the budgeted target.

(3)
If the named executive officer's employment was terminated due to his death or disability then (i) his time-based stock options would become additionally vested as if his termination date had occurred twelve months later and (ii) the portion of his performance-based stock options that were scheduled to vest in the year of his termination would become additionally vested provided that the applicable performance criteria was satisfied for such year of termination of employment.

(4)
In the event of a change of control of the company, the named executive officer's exit options would vest if Warburg Pincus received proceeds from such transaction that were equal to or greater than four times their aggregate purchase price paid for our equity securities. If the named executive officer is subject to an involuntary termination within twelve (12) months after a change in control, then (i) the named executive officer's time-vested options shall fully vest and become exercisable on the date of the involuntary termination.

(5)
If we terminated the named executive officer's employment without cause (and in the case of Mr. Clark, if he is not re-elected to the board by stockholders), then the named executive officer would have received (a) continuation of base salary for the number of months reflected in this column and (b) company-paid COBRA health insurance benefits after termination for up to the number of months reflected in this column, as long as the named executive officer is eligible for and elects to continue his COBRA health insurance following the date of termination and (c) an acceleration of the vesting of his time-based options as if service terminated twelve months later. We were allowed to condition the payment of the severance benefits upon the named executive officer providing a release of claims against us, our affiliates and related parties. Additionally, Mr. Clark's employment agreement stated that he would have no obligation to mitigate any post-employment amounts that are owed to him nor will such amounts be subject to offset.

(6)
We were obligated to provide Mr. Clark with life insurance with a face amount of at least twice his annual base salary.

(7)
Each of the named executive officers were eligible to receive relocation expense reimbursements in connection with their hire. Mr. Sheng was provided with a reimbursement in connection with the early termination of his employment from his previous employer.

        The following table highlights certain items contained in the new employment agreements that were adopted in February 2009. Additionally, each of the new employment agreements provide that the named executive officer is entitled to participate in health, insurance, retirement and other benefits which are provided to our senior executives. The term of each of the new employment agreements will automatically extend for an additional year upon the end of the initial term and thereafter on each anniversary unless either party timely gives notice that it does want to so extend the agreement.

	Initial Term of New Employment Agreement	Base Salary(1); Annual Target Bonus(2)	Severance Payments upon Death	Severance Payments upon "Disability"	Severance Payments upon termination within the Change in Control Period	Severance Payments upon termination without "Cause" or "Good Reason"	Other
Andrew S. Clark	4 years	$375,000; 100%	(3)	(4)	(5)	(7)	(9)(10)
Daniel J. Devine	2 years	$250,000; 50%	(3)	(4)	(6)	(8)	(10)
Christopher L. Spohn	2 years	$250,000; 50%	(3)	(4)	(6)	(8)	(10)
Rodney T. Sheng	2 years	$250,000; 60%	(3)	(4)	(6)	(8)	(10)

(1)
Each employment agreement provides that the annual base salary shall be the amount listed in this column, which may be periodically reviewed and increased by our board of directors in its discretion.

(2)
Each employment agreement provides that the named executive officer will be eligible for an annual discretionary incentive bonus based on attainment of performance criteria. Each employment agreement provides for a target bonus amount as a percentage of annual salary with such target percentage reflected in this column. The actual bonus paid may be more or less than the target amount. In addition, upon any termination of Mr. Clark's employment other than for Cause, Mr. Clark will be eligible to be paid a pro-rata bonus for the fiscal year of termination based on the percentage of time he was employed in such fiscal year.

(3)
If a named executive officer's employment is terminated due to his death then (i) his outstanding unvested time-based stock options would become additionally vested as if his termination date had occurred twelve months later; (ii) twenty-five percent (25%) of his then outstanding unvested performance-based stock options would become additionally vested; (iii) his estate would receive an additional six (6) months base salary; and (iv) his dependents will receive an additional six (6) months of medical benefits. We will condition the payment of the severance benefits upon the named executive officer providing a release of claims against us, our affiliates and related parties.

(4)
If a named executive officer's employment is terminated due to his "disability" (as defined in the employment agreement) then (i) his outstanding unvested time-based stock options would become additionally vested as if his termination date had occurred twelve months later, and (ii) twenty-five percent (25%) of his then outstanding unvested performance based stock options would become additionally vested. We will condition the payment of the severance benefits upon the named executive officer providing a release of claims against us, our affiliates and related parties.

(5)
If Mr. Clark's employment is terminated by us without "cause" or by Mr. Clark for "good reason" within twenty-four (24) months after a "change in control," as defined in the employment agreement, then Mr. Clark will receive: (a) cash payments equal in the aggregate to twenty-four months of his base salary; (b) cash payments equal to two times Mr. Clark's annual target bonus, irrespective of achievement of performance goals; (c) company-paid medical insurance premiums after termination for up to 24 months; (d) all unvested stock option awards will fully vest as of the termination date; (e) a pro-rata bonus for the fiscal year of termination based on the percentage of time he was employed in such fiscal year; and (f) his annual bonus for the completed fiscal year prior to the year of termination, if not already paid. We will condition the payment of the severance benefits upon Mr. Clark providing a release of claims against us, our affiliates and related parties.

(6)
If the named executive officer's employment is terminated by us without "cause" or by the named executive officer for "good reason" within twenty-four (24) months after a "change in control," as defined in the employment agreement, then the named executive officer will receive: (a) cash payments equal in the aggregate to twelve months of his base salary; (b) cash payments equal to one times the named executive officer's annual target bonus, irrespective of achievement of performance goals; (c) company-paid medical insurance premiums after termination for up to 12 months; (d) all unvested stock option awards will fully vest as of the termination date; and (e) his annual bonus for the completed fiscal year prior to the year of termination, if not already paid. We will condition the payment of the severance benefits upon the named executive officer providing a release of claims against us, our affiliates and related parties.

(7)
If Mr. Clark's employment is terminated by us without "cause" or by Mr. Clark for "good reason," as defined in the employment agreement, then Mr. Clark will receive (a) cash payments equal in the aggregate to twenty-four months of his base salary; (b) cash payments equal to two times Mr. Clark's annual target bonus, irrespective of achievement of performance goals; (c) company-paid medical and life insurance premiums after termination for up to 24 months; (d) the vesting of time-based options will accelerate as if service had terminated twelve months later; (e) a pro-rata bonus for the fiscal year of termination based on the percentage of time he was employed in such fiscal year; and (f) his annual bonus for the completed fiscal year prior to the year of termination, if not already paid. We will condition the payment of the severance benefits upon Mr. Clark providing a release of claims against us, our affiliates and related parties.

(8)
If the named executive officer's employment is terminated by us without "cause" or by the named executive officer for "good reason," as defined in the employment agreement, then the named executive officer will receive (a) cash payments equal in the aggregate to twelve months of his base salary; (b) cash payments equal to one times the named executive officer's annual target bonus, irrespective of achievement of performance goals; (c) company-paid medical and life insurance premiums after termination for up to 12 months; (d) the vesting of time-based options will accelerate as if service had terminated twelve months later; and (e) his annual bonus for the completed fiscal year prior to the year of termination, if not already paid. We will condition the payment of the severance benefits upon the named executive officer providing a release of claims against us, our affiliates and related parties.

(9)
We are obligated to provide Mr. Clark with life insurance with a face amount of at least twice his annual base salary. In addition, Mr. Clark is eligible to receive up to $15,000 in legal fees he incurs in connection with the execution of this new employment agreement.

(10)
In the event the named executive officer has received payments that are subject to golden parachute excise taxes, then such payments will be reduced to a level that would not subject the named executive officer to golden parachute excise taxes unless, after comparing the value of the payments on an after-tax basis (including the golden parachute excise tax), the named executive officer would be in a better economic position by receiving all payments. In addition, upon the consummation of a change of control (as defined in the employment agreements), fifty percent (50%) of the named executive officer's unvested time-based stock options and performance-based stock options will become additionally vested, and the remaining unvested portion of the named executive officer's stock options will continue to vest pursuant to the original vesting schedule but at fifty percent (50%) of the original rate of vesting over the vesting period.

Equity Awards

        The following table shows the number of our common shares covered by stock options held by the named executive officers as of December 31, 2008. No named executive officer held any of our unvested restricted common shares or restricted stock units as of December 31, 2008.

Outstanding Equity Awards at Fiscal Year End—2008

Option awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)		Option expiration date
Andrew S. Clark	3,889,844 3,889,844 — 87,750 81,250 —	— — 5,636,640 237,250 243,750 650,000	$ $ $ $ $ $	0.07 0.07 0.07 0.13 0.13 0.13	4/1/2014 4/1/2014 4/1/2014 11/27/2017 11/27/2017 11/27/2017	(1)(4) (1)(5) (1)(7) (2)(4) (2)(6) (2)(7)
Daniel J. Devine	1,005,994 1,005,994 — 33,750 31,250 —	— — 268,411 91,250 93,750 375,000	$ $ $ $ $ $	0.07 0.07 0.07 0.13 0.13 0.13	4/1/2014 4/1/2014 4/1/2014 11/27/2017 11/27/2017 11/27/2017	(1)(4) (1)(5) (1)(7) (2)(4) (2)(6) (2)(7)
Christopher L. Spohn	1,005,994 1,005,994 — 33,750 31,250 —	— — 671,029 91,250 93,750 375,000	$ $ $ $ $ $	0.07 0.07 0.07 0.13 0.13 0.13	4/1/2014 4/1/2014 4/1/2014 11/27/2017 11/27/2017 11/27/2017	(1)(4) (1)(5) (1)(7) (2)(4) (2)(6) (2)(7)
Rodney T. Sheng	1,005,994 1,005,994 — 33,750 31,250 —	— — 671,029 91,250 93,750 375,000	$ $ $ $ $ $	0.07 0.07 0.07 0.13 0.13 0.13	4/1/2014 4/1/2014 4/1/2014 11/27/2017 11/27/2017 11/27/2017	(1)(4) (1)(5) (1)(7) (2)(4) (2)(6) (2)(7)
Ross L. Woodard	555,309 804,795 — 57,375 53,125 —	249,486 — 536,823 155,125 159,375 375,000	$ $ $ $ $ $	0.07 0.07 0.07 0.13 0.13 0.13	2/15/2016 2/15/2016 2/15/2016 11/27/2017 11/27/2017 11/27/2017	(3)(4) (3)(5) (3)(7) (2)(4) (2)(6) (2)(7)

(1)
These options were granted under the 2005 Plan on February 15, 2006, with an exercise price equal to the fair market value of one of our common shares on the date of grant. The vesting commencement date was April 1, 2004.

(2)
These options were granted under the 2005 Plan on November 27, 2007, with an exercise price equal to the fair market value of one of our common shares on the date of grant. The vesting commencement date was November 27, 2007.

(3)
These options were granted under the 2005 Plan on February 15, 2006, with an exercise price equal to the fair market value of one of our common shares on the date of grant. The vesting commencement date was February 15, 2006.

(4)
These time-based options vest as follows: (i) 25% of the option vests on the first anniversary of the vesting commencement date, (ii) an additional 2% of the option vests on each monthly anniversary of the vesting commencement date for the thirty-three months following the first anniversary of the vesting commencement date and (iii) an additional 3% of the option vests on each of the 46th, 47th and 48th monthly anniversaries of the vesting commencement date. In addition, upon termination of employment by us without cause (as defined in the 2005 Plan) or due to termination of employment because of death or disability, the vesting of the option will accelerate as if service had terminated twelve months later in time. In addition, upon a "change in control," as defined in the stock option agreement us, fifty percent (50%) of the named executive officer's unvested time-based stock options will become additionally vested and the remaining unvested portion of the named executive officer's stock options will continue to vest pursuant to the original vesting schedule but at fifty percent (50%) of the original rate of vesting over the vesting period. Further, the outstanding unvested portion of the option will become fully vested upon an involuntary termination of the named executive officer's employment within the twelve (12) month period following a "change in control," as defined in the stock option agreement. Further, in the event of a corporate reorganization, merger, liquidation, spinoff, or agreement for the sale of substantially all of our assets and property in which the named executive officer's options are not substituted or assumed, then the named executive officer's time-based options shall fully vest and become exercisable on the date that immediately proceeds the effective date of such event.

(5)
These performance-based options vest as follows: (i) beginning with fiscal year 2005 and ending with fiscal year 2008, 25% of the option vests for each fiscal year in which our performance targets (as defined in the stock option award) based on our annual revenue and annual EBITDA were achieved, (ii) for any fiscal year in which the annual performance targets were not achieved, such portion will vest if in any subsequent fiscal year the cumulative revenue and EBITDA targets were achieved (the cumulative targets are defined in the stock option award). In addition, upon termination of the named executive officer's employment because of death or disability, the portion of the option eligible to vest in the year of termination will vest to the extent the performance targets were achieved in the year in which termination occurs. In addition, upon a "change in control," as defined in the stock option agreement us, fifty percent (50%) of the named executive officer's performance-based stock options will become additionally vested and the remaining unvested portion of the named executive officer's stock options will continue to vest pursuant to the original vesting schedule but at fifty percent (50%) of the original rate of vesting over the vesting period. Further, in the event of a corporate reorganization, merger, liquidation, spinoff, or agreement for the sale of substantially all of our assets and property in which the named executive officer's options are not substituted or assumed, then the named executive officer's the performance-based options will vest to the extent that the applicable performance targets have been satisfied. The targets for fiscal 2005 through fiscal 2008 were as shown in the below table:

	Fiscal Year 2005	Fiscal Year 2006	Fiscal Year 2007	Fiscal Year 2008
Annual EBITDA	($7,430,000) or greater	($238,000) or greater	$3,920,000	$5,880,000
Annual Revenue	$7,871,000	$21,808,000	$39,879,000	$49,000,000
Cumulative EBITDA	($7,430,000) or greater	($7,668,000) or greater	($3,748,000)	$2,132,000
Cumulative Revenue	$7,871,000	$29,679,000	$69,558,000	$118,558,000
(6)
These performance-based options vest as follows: (i) beginning with fiscal year 2008 (shown in the following sentence) and ending with fiscal year 2011, 25% of the option vests for each fiscal year in which our performance targets (defined in the stock option award) based on our annual revenue and annual EBITDA were achieved, (ii) for any fiscal year in which the annual performance targets were not achieved, such portion will vest if in any subsequent fiscal year the cumulative revenue and EBITDA targets were achieved (the cumulative targets are defined in the stock option award). The target for fiscal year 2008 were: Annual EBITDA: $5,880,000; Annual Revenue: $49,000,000; Cumulative EBITDA: $5,880,000; and Cumulative Revenue: $49,000,000. The targets for fiscal year 2009 through fiscal year 2011 require significant yearly growth in revenue and EBITDA and will be challenging objectives for us to achieve. In addition, upon termination of the named executive officer's employment because of death or disability, the portion of the option eligible to vest in the year of termination will vest to the extent the performance targets were achieved in the year in which termination occurs. Further, in the event of a corporate reorganization, merger, liquidation, spinoff, or agreement for the sale of substantially all of our assets and property in which the named executive officer's options are not substituted or assumed, then the named executive officer's the performance-based options will vest to the extent that the applicable performance targets have been satisfied.

(7)
These exit options vest only upon (i) a change in control of the company (as defined in the option agreement) or (ii) a "liquidity event" (as defined in the option agreement) or (iii) completion of this offering, in each case subject to the named executive officer's continued service through the date of the change in control or liquidity event or this offering. In order for the exit option to vest under clauses (i) or (ii), Warburg Pincus must receive proceeds from such change in control or liquidity event that are equal to or greater than four times its aggregate purchase price paid for our equity securities as of the date of the transaction. The portion of the exit options that vest upon a liquidity event are determined by multiplying the number of shares underlying the exit option by the relative percentage of our equity securities that Warburg Pincus sells in connection with the liquidity event. On March 28, 2009, our board of directors amended these exit options to add an additional vesting condition so that the number of shares underlying the options that would not have vested upon the closing of this offering, under the original terms of the options, will vest in full upon the closing of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability—Acceleration of Exit Options."

        No stock options were exercised by the named executive officers in 2008 and none of the named executive officers had any restricted stock that vested in 2008.

Potential Payments Upon Termination or Change-in-Control

Payments made upon resignation or termination for cause

        If a named executive officer resigns his employment or is terminated by us for cause, the named executive officer will be entitled only to any accrued and unpaid salary and vested benefits and no severance.

Payments made upon involuntary termination by company without cause or by employee for good reason or due to death, disability, or change in control of company

        If a named executive officer's employment is involuntarily terminated either without cause by us (or by the employee due to a specified good reason), or due to death or disability, the named executive officer will generally be entitled to continuation of base salary and/or health benefits for a specified number of months and/or accelerated vesting of at least a portion of his unvested stock options as described above in the "Executive Employment Agreements" section. If there is a change in control of the company, then the exit options may receive accelerated vesting depending on whether the applicable performance conditions are attained as described above in the "Outstanding Equity Awards at Fiscal Year End-2008" table.

        For purposes of these events, the following definitions are generally applicable:

  "Change in Control," as defined in the stock option agreements, means: (i) an acquisition of at least 50% of our voting securities by any person other than Warburg Pincus or its affiliates; or (ii) a transfer of all or substantially all of our total assets to a person who is not an affiliate of ours or Warburg Pincus.

  "Cause," as defined in the employment agreements, generally means any of the following acts committed by the executive:

    •
    failure, neglect or refusal to perform his duties under his employment agreement;

    •
    willful or intentional act(s) that has the effect of materially injuring our reputation or business;

    •
    public or consistent drunkenness or illegal use of narcotics which is or could be materially injurious to our reputation or business;

    •
    arrest for the commission of a felony or a crime involving moral turpitude;

    •
    commission of an act of fraud, embezzlement or other material dishonesty, or misappropriation of our funds or property;

    •
    conviction of, or plea of guilty or nolo contendere to, any crime involving monies, property or regulations application to our business;

    •
    material breach of a fiduciary duty to us or any provision of the confidentiality agreement; or

    •
    aid to one of our competitors.

  "Disability," as defined in the employment agreements, means any physical or mental disability or infirmity that prevents the performance of the named executive officer's duties for a period of either (i) ninety consecutive days or (ii) one hundred twenty non-consecutive days during any twelve month period.

  "Involuntary Termination by Employee for good reason," as defined in the option agreements, means any of the following occurring without the employee's consent: (i) a material adverse change in the employee's title or responsibilities, (ii) a material reduction in salary or bonus opportunity or (iii) notice of relocation of workplace by more than 50 miles.

Hypothetical potential payment estimates

        The table below provides estimates for compensation payable to each named executive officer under hypothetical termination of employment and change in control scenarios under our compensatory arrangements other than nondiscriminatory arrangements generally available to salaried employees. The amounts shown in the table are estimates and assume the hypothetical involuntary termination, death or disability or change in control occurred on December 31, 2008, applying the provisions of the agreements that were in effect as of such date. Due to the number of factors and assumptions that can affect the nature and amount of any benefits provided upon the events discussed below, any amounts paid or distributed upon an actual event may differ.

        For purposes of the hypothetical payment estimates shown in the below table, some of the important assumptions were:

  •
  Officer's base salary for fiscal year 2008;

  •
  Cash out of all stock options (whose vesting is accelerated) at their then intrinsic value;

  •
  No acceleration of performance-based options applicable because fiscal 2008 performance targets are assumed to have already been achieved as of December 31, 2008;

  •
  Cash severance and health insurance continuation as provided under the officer's employment agreement;

  •
  Value for payment of health insurance continuation premiums, including dental, for 12 months assumed to be $18,000;

  •
  Change in control of the company occurring on December 31, 2008;

  •
  Termination of officer's employment occurring on December 31, 2008;

  •
  December 31, 2008 share price of $3.16; and

  •
  The officers' employment agreements in effect as of December 31, 2008 were utilized.

	Change in Control of Company	Involuntary Termination by Company without Cause	Involuntary Termination by Company without Cause within 12 Months of a Change in Control of Company	Involuntary Termination by Employee for good reason within 12 Months of a Change in Control of Company	Death or Disability
Andrew S. Clark
Base Salary Continuation	$—	$325,000	$325,000	$—	$—
Continuation of Health Insurance Benefits	$—	$18,000	$18,000	$—	$—
Acceleration of Vesting of Time-Based Stock Options	$—	$236,340	$718,868	$718,868	$236,340
Acceleration of Vesting of Performance-Based Stock Options	$—	$—	$—	$—	$—
Acceleration of Vesting of Exit Stock Options(1)	$19,386,718	$—	$19,386,718	$19,386,718	$—

Total	$19,386,718	$579,340	$20,448,586	$20,105,586	$236,340

	Change in Control of Company	Involuntary Termination by Company without Cause	Involuntary Termination by Company without Cause within 12 Months of a Change in Control of Company	Involuntary Termination by Employee for good reason within 12 Months of a Change in Control of Company	Death or Disability
Daniel J. Devine
Base Salary Continuation	$—	$110,000	$110,000	$—	$—
Continuation of Health Insurance Benefits	$—	$9,000	$9,000	$—	$—
Acceleration of Vesting of Time-Based Stock Options	$—	$90,900	$276,488	$276,488	$90,900
Acceleration of Vesting of Performance-Based Stock Options	$—	$—	$—	$—	$—
Acceleration of Vesting of Exit Stock Options(1)	$1,965,640	$—	$1,965,640	$1,965,640	$—

Total	$1,965,640	$209,900	$2,361,128	$2,242,128	$90,900

Christopher L. Spohn
Base Salary Continuation	$—	$113,500	$113,500	$—	$—
Continuation of Health Insurance Benefits	$—	$9,000	$9,000	$—	$—
Acceleration of Vesting of Time-Based Stock Options	$—	$90,900	$276,488	$276,488	$90,900
Acceleration of Vesting of Performance-Based Stock Options	$—	$—	$—	$—	$—
Acceleration of Vesting of Exit Stock Options(1)	$3,209,730	$—	$3,209,730	$3,209,730	$—

Total	$3,209,730	$213,400	$3,608,718	$3,486,218	$90,900

Rodney T. Sheng
Base Salary Continuation	$—	$94,583	$94,583	$—	$—
Continuation of Health Insurance Benefits	$—	$7,500	$7,500	$—	$—
Acceleration of Vesting of Time-Based Stock Options	$—	$90,900	$276,488	$276,488	$90,900
Acceleration of Vesting of Performance-Based Stock Options	$—	$—	$—	$—	$—
Acceleration of Vesting of Exit Stock Options(1)	$3,209,730	$—	$3,209,730	$3,209,730	$—

Total	$3,209,730	$192,983	$3,588,301	$3,486,218	$90,900

Ross L. Woodard
Base Salary Continuation	$—	$—	$—	$—	$—
Continuation of Health Insurance Benefits	$—	$—	$—	$—	$—
Acceleration of Vesting of Time-Based Stock Options	$—	$776,234	$1,240,940	$1,240,940	$776,234
Acceleration of Vesting of Performance-Based Stock Options	$—	$—	$—	$—	$—
Acceleration of Vesting of Exit Stock Options(1)	$2,795,033	$—	$2,795,033	$2,795,033	$—

Total	$2,795,033	$776,234	$4,035,973	$4,035,973	$776,234

(1)
Based on an assumed change in control on December 31, 2008 with a price of $3.16 per share, Warburg Pincus would have received proceeds from such change in control that are equal to or greater than four times the aggregate purchase price it paid for our equity securities and the named executive officers' exit options would therefore have fully vested.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The following is a description of transactions since January 1, 2006, to which we have been a party, in which the amount involved exceeds $120,000 in any year and in which any of our directors, executive officers or holders of more than five percent of our common stock, on an as-converted basis, or any member of the immediate family of any of the foregoing persons has had or will have a direct or indirect material interest. This description does not cover (i) compensation arising from our executive officers' employment relationships or transactions or compensation to directors (including consulting fees) which are described elsewhere in this prospectus under "Management—Compensation of Directors" and "Compensation Discussion and Analysis" or (ii) compensation approved by our compensation committee that is earned by executive officers that are not named executive officers.

        It will be our policy upon the closing of this offering that all related party transactions must be reviewed and approved by our audit committee. When evaluating such transactions, our audit committee focuses on whether the terms of such transactions are at least as favorable to us as terms we would receive on an arm's-length basis from an unaffiliated third party. The policies and procedures for approving related party transactions will be set forth in our audit committee charter.

Amended and Restated Registration Rights Agreement

        We are a party to an amended and restated registration rights agreement with Warburg Pincus, Andrew S. Clark, Daniel J. Devine, Christopher L. Spohn, Jane McAuliffe, Rodney T. Sheng, Ross Woodard, Charlene Dackerman, Ryan Craig and certain other security holders. Under this agreement, security holders are entitled to registration rights with respect to their shares of common stock under certain circumstances (including shares of common stock issuable upon the conversion of our preferred stock, shares of common stock issuable upon the exercise of various warrants and shares of common stock issuable upon the exercise of certain employee stock options). For additional information, see "Description of Capital Stock—Registration Rights."

Indemnification Agreements

        Our current certificate of incorporation and bylaws, as well as the certificate of incorporation and bylaws that will be in effect upon the closing of this offering, require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. Additionally, as permitted by Delaware law, we have entered into indemnification agreements with each of our directors and executive officers that require us to indemnify such persons, to the fullest extent authorized or permitted under Delaware law, against any and all costs and expenses (including attorneys', witness or other professional fees) actually and reasonably incurred by such persons in connection with the investigation, defense, settlement or appeal of any action, hearing, suit or other proceeding, whether pending, threatened or completed, to which any such person may be made a witness or a party by reason of (1) the fact that such person is or was a director, officer, employee or agent of our company or its subsidiaries, whether serving in such capacity or otherwise acting at the request of our company or its subsidiaries and (2) anything done or not done, or alleged to have been done or not done, by such person in that capacity. The indemnification agreements also require us to advance expenses incurred by directors and executive officers within 20 days after receipt of a written request, provided that such persons undertake to repay such amounts if it is ultimately determined that they are not entitled to indemnification. Additionally, the agreements set forth certain procedures that will apply in the event of a claim for indemnification thereunder, including a presumption that directors and executive officers are entitled to indemnification under the agreements and that we have the burden of proof to overcome that presumption in reaching any contrary determination. We are not required to provide indemnification under the agreements for certain matters, including: (1) indemnification beyond that permitted by Delaware law; (2) indemnification for liabilities for which the executive officer or director is reimbursed pursuant to such insurance as may exist for such person's benefit; (3) indemnification related to disgorgement of profits under Section 16(b) of the Securities Exchange

Act of 1934; (4) in connection with certain proceedings initiated against us by the director or executive officer; or (5) indemnification for settlements the director or executive officer enters into without our written consent. The indemnification agreements require us to maintain directors' and executive officers' insurance in full force and effect while any director or executive officer continues to serve in such capacity and so long as any such person may incur costs and expenses related to indemnified legal proceedings.

Stockholders Agreement and Nominating Agreement

        In December 2003, we entered into a stockholders agreement with Warburg Pincus, Andrew S. Clark and all other holders of our common stock at that time. We subsequently added additional parties as they became holders of our common stock. The stockholders agreement, as amended, contains agreements among the parties with respect to the election of our directors and restrictions on the issuance or transfer of shares, including certain corporate governance provisions. Each of our current directors was appointed pursuant to the terms of the stockholders agreement. Upon the closing of this offering, the stockholders agreement will be terminated.

        In February 2009, we entered into a nominating agreement with Warburg Pincus. Under the nominating agreement, as long as Warburg Pincus beneficially owns at least 15% of the outstanding shares of common stock after the closing of this offering, we agree, subject to our fiduciary obligations, to nominate and recommend to our stockholders that two individuals designated by Warburg Pincus be elected to the board. If at any time after the closing of this offering, Warburg Pincus beneficially owns less than 15% but more than 5% of the outstanding shares of common stock, we agree, subject to our fiduciary obligations, to nominate and recommend to our stockholders that one individual designated by Warburg Pincus be elected to the board.

Line of Credit with Warburg Pincus

        In March 2007, we entered into a line of credit with Warburg Pincus under which we could borrow up to $3.0 million in principal at any time prior to March 2008. Under the line of credit, interest accrued at the prime rate plus 1.50%. During 2007, we borrowed a total of $2.0 million under the line of credit. As of December 31, 2007, all amounts were repaid and the line of credit was cancelled. We paid a total of $0.1 million in interest under the line of credit before it was cancelled.

Warburg Pincus Guarantee

        In May 2004, Warburg Pincus entered into a guarantee in favor of a postsecondary college in the Connecticut state college system pursuant to which it agreed to guarantee our obligations to such college arising from an agreement we entered into with such college in May 2004. No amounts have been paid under the guarantee. The maximum amount payable under the guarantee was $1.0 million from May 2004 to June 2006 and $0.5 million from July 2006 to December 2006. Since January 2007, the maximum amount payable under the guarantee has been $0.1 million.

November 2003 Loan from Warburg Pincus to Andrew Clark

        In November 2003, Warburg Pincus loaned $75,000 to Andrew Clark to finance Mr. Clark's purchase of 75,000 shares of Series A Convertible Preferred Stock from us. In connection with such loan, Mr. Clark entered into a Secured Recourse Promissory Note and Pledge Agreement with Warburg Pincus which provided that the principal amount due under the note would accrue simple interest at a rate of 8% per year until November 26, 2005, the maturity date, after which time interest would accrue at a penalty rate of 16% per year, compounded monthly. The loan was secured by 75,000 shares of Series A Convertible Preferred Stock held by Mr. Clark. Mr. Clark repaid the loan in full on March 10, 2009, at which time the amount due under the note was $146,740 (including accrued interest of $71,740).

Participation in IPO Directed Share Program

        The underwriters have reserved for sale at the initial public offering price up to             shares of common stock for persons associated with us who have expressed an interest in purchasing common stock in this offering, including members of our boards of trustees of Ashford University and the University of the Rockies and three of our directors that are not affiliated with management or Warburg Pincus (Ryan Craig, Dale Crandall and Robert Hartman), provided that Messrs. Craig, Crandall and Hartman each will be permitted to purchase less than $120,000 worth of such shares under the directed share program so that they may continue to qualify as non-employee directors under Rule 16b-3 under the Exchange Act.

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of March 1, 2009, and as adjusted to reflect the sale of common stock being offered in this offering, for:

  •
  each person, or group of affiliated persons, known to us to own beneficially 5% or more of our outstanding common stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each selling stockholder.

        The information in the following table has been presented in accordance with SEC rules. Under these rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any options, warrants or other rights. Shares subject to options, warrants or other rights are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated below and under applicable community property laws, we believe that the beneficial owners identified in this table have sole voting and investment power with respect to all shares shown.

        For the purpose of calculating the percentage of shares beneficially owned by any stockholder, (i) the number of shares of common stock deemed outstanding "prior to the offering" assumes the conversion of all outstanding shares of our Series A Convertible Preferred Stock into an aggregate of 201,120,143 shares of our common stock (resulting in a total of 216,882,420 shares of common stock outstanding after the conversion), and (ii) the number of shares of common stock outstanding after this offering (including if the underwriters' over-allotment is exercised in full) assumes the issuance by us of                shares of common stock to the underwriters at the closing of this offering, the issuance by us of                 shares of common stock to selling stockholders upon the exercise of options and warrants at the closing of this offering (including the net issuance of                shares of common stock upon the cashless net exercise by selling stockholders of warrants).

        Unless otherwise indicated below, the address for each named director and executive officer is c/o Bridgepoint Education Inc., 13500 Evening Creek Drive North, Suite 600, San Diego California, 92128.

				Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Number of Shares to Be Sold in this Offering				Shares Beneficially Owned After Over-Allotment
						Number of Shares to Be Sold in Over- Allotment
Name of Beneficial Owner	Number	%		Number	%		Number	%
Principal Stockholders
Warburg Pincus Private Equity VIII, L.P.(1) c/o Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017	196,580,327	90.6%
Directors and Executive Officers
Andrew S. Clark(2)	15,569,581	6.7%
Ryan Craig	504,342	*
Daniel J. Devine(3)	3,494,964	1.6%

				Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Number of Shares to Be Sold in this Offering				Shares Beneficially Owned After Over-Allotment
						Number of Shares to Be Sold in Over- Allotment
Name of Beneficial Owner	Number	%		Number	%		Number	%
Patrick T. Hackett(4) c/o Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017	196,580,327	90.6%
Robert Hartman(5)	125,065	*
Jane McAuliffe(6)	2,540,194	1.2%
Adarsh Sarma(7) c/o Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017	196,580,327	90.6%
Rodney T. Sheng(8)	4,152,438	1.9%
Christopher L. Spohn(9)	3,867,000	1.8%
Ross Woodard(10)	2,667,694	1.2%
Charlene Dackerman(11)	750,954	*
Dale Crandall	—	*
Diane Thompson	—	*
Thomas Ashbrook	—	*
All Directors and Executive Officers as a Group (13 Persons)	230,252,559	93.7%
Additional Selling Stockholders:	—
Richard K. Gessner(12)	2,063,132	*
Elizabeth Tice(13)	525,800	*
T.R. Irwin(14)	387,500	*
Steve Isbister(15)	387,500	*
Venturetek, L.P.(16)(28)	4,745,010	2.2%
Roberts Wesleyan College(17)(28)	375,892	*
Alfred Rattenni(18)(28)	100,000	*
William C. Turner, Trustee of the Turner Trust, dated 1/7/82 as amended(28)	430,269	*
Vicki Falcigno(28)	1,000,000	*
The Tyler Christian Guthrie Exempt Irrevocable Trust(19)(28)	50,000	*
The Cooper Keith Guthrie Exempt Irrevocable Trust(20)(28)	50,000	*
Jonathan Turkel(21)	175,000	*
Leonard Katz(22)	175,000	*
Scott Turner(23)	3,180,419	1.4%
Scott C. Turner and Leslie Turner	200,000	*
Douglas G. Turner and Roberta Turner	200,000	*
R. Wayne Clugston(24)	2,556,410	1.2%
Linda M. Clugston(25)	175,000	*
David Vande Pol(26)	512,677	*
Comerica Ventures Incorporated(27)	260,000	*

				Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Number of Shares to Be Sold in this Offering				Shares Beneficially Owned After Over-Allotment
						Number of Shares to Be Sold in Over- Allotment
Name of Beneficial Owner	Number	%		Number	%		Number	%
Jill Falcigno Guzzanti Trust U/W/O Louis Anthony Falcigno dated 12/31/03(28)	1,701,325	*
Sheilagh Falcigno Trust U/W/O Louis Anthony Falcigno dated 12/31/03(28)	1,701,325	*
Ruby Corp.(28)	3,755,759	1.7%
Martin A. Bell(28)	250,000	*

*
Represents beneficial ownership of less than 1%.

(1)
Consists of 196,580,327 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock. The stockholder is Warburg Pincus Private Equity VIII, L.P. ("WP VIII"). Warburg Pincus Partners, LLC ("WP Partners"), a direct subsidiary of Warburg Pincus & Co. ("WP"), is the sole general partner of WP VIII. WP is the managing member of WP Partners. WP VIII is managed by Warburg Pincus LLC ("WP LLC"). WP VIII, WP Partners, WP and WP LLC are collectively referred to as the "Warburg Pincus Entities." Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus Entities. Each of the Warburg Pincus Entities, Mr. Kaye and Mr. Landy have shared voting and investment control of all of the shares of stock referenced above. Each of Mr. Kaye, Mr. Landy, WP VIII, WP Partners, WP and WP LLC disclaims beneficial ownership of the stock except to the extent of any indirect pecuniary interest therein. The address of the Warburg Pincus Entities, Mr. Kaye and Mr. Landy is 466 Lexington Avenue, New York, New York 10017.

(2)
Consists of (i) 1,308,253 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock and (ii) 14,261,328 shares of common stock underlying options that are exercisable within 60 days of March 1, 2009 (assuming the full vesting of exit options upon the closing of this offering).

(3)
Consists of (i) 764,565 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock and (ii) 2,730,399 shares of common stock underlying options that are exercisable within 60 days of March 1, 2009 (assuming the full vesting of exit options upon the closing of this offering).

(4)
Mr. Hackett is a partner of WP and a Managing Director and member of WP LLC. All shares indicated as owned by Mr. Hackett are included because of his affiliation with the Warburg Pincus Entities. See footnote 1 above for more information. Mr. Hackett disclaims beneficial ownership of all shares owned by the Warburg Pincus Entities except to the extent of any indirect pecuniary interest therein.

(5)
Consists of 125,065 shares of common stock underlying options that are exercisable within 60 days of March 1, 2009.

(6)
Consists of (i) 203,884 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock and (ii) 2,336,310 shares of common stock underlying options that are exercisable within 60 days of March 1, 2009 (assuming the full vesting of exit options upon the closing of this offering).

(7)
Mr. Sarma is a partner of WP and a Managing Director and member of WP LLC. All shares indicated as owned by Mr. Sarma are included because of his affiliation with the Warburg Pincus Entities. See footnote 1 above for more information. Mr. Sarma disclaims beneficial ownership of all shares owned by the Warburg Pincus Entities except to the extent of any indirect pecuniary interest therein.

(8)
Consists of (i) 1,019,421 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock and (ii) 3,133,017 shares of common stock underlying options that are exercisable within 60 days of March 1, 2009 (assuming the full vesting of exit options upon the closing of this offering).

(9)
Consists of (i) 733,983 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock and (ii) 3,133,017 shares of common stock underlying options that are exercisable within 60 days of March 1, 2009 (assuming the full vesting of exit options upon the closing of this offering).

(10)
Consists of (i) 203,884 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock and (ii) 2,463,810 shares of common stock underlying options that are exercisable within 60 days of March 1, 2009 (assuming the full vesting of exit options upon the closing of this offering).

(11)
Consists of (i) 50,971 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock and (ii) 699,983 shares of common stock underlying options that are exercisable within 60 days of March 1, 2009 (assuming the full vesting of exit options upon the closing of this offering).

(12)
Consists of (i) 203,884 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock and (ii) 1,859,248 shares of common stock underlying options that are exercisable within 60 days of March 1, 2009 (assuming the full vesting of exit options upon the closing of this offering).

(13)
Consists of (i) 50,971 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock and (ii) 474,829 shares of common stock underlying options that are exercisable within 60 days of March 1, 2009.

(14)
Consists of 387,500 shares of common stock underlying options that are exercisable within 60 days of March 1, 2009 (assuming the full vesting of exit options upon the closing of this offering).

(15)
Consists of 387,500 shares of common stock underlying options that are exercisable within 60 days of March 1, 2009 (assuming the full vesting of exit options upon the closing of this offering).

(16)
Includes 1,450,000 shares of common stock underlying warrants that are exercisable within 60 days of March 1, 2009.

(17)
Includes 272,595 shares of common stock underlying warrants that are exercisable within 60 days of March 1, 2009.

(18)
Includes 50,000 shares of common stock underlying warrants that are exercisable within 60 days of March 1, 2009.

(19)
Includes 25,000 shares of common stock underlying warrants that are exercisable within 60 days of March 1, 2009.

(20)
Includes 25,000 shares of common stock underlying warrants that are exercisable within 60 days of March 1, 2009.

(21)
Consists of 175,000 shares of common stock underlying warrants that are exercisable within 60 days of March 1, 2009.

(22)
Consists of 175,000 shares of common stock underlying warrants that are exercisable within 60 days of March 1, 2009.

(23)
Consists of (i) 1,330,419 shares of common stock underlying options that are exercisable within 60 days of March 1, 2009 and (ii) 1,850,000 shares of common stock underlying warrants that are exercisable within 60 days of March 1, 2009.

(24)
Consists of (i) 1,181,410 shares of common stock underlying options that are exercisable within 60 days of March 1, 2009 and (ii) 1,375,000 shares of common stock underlying warrants that are exercisable within 60 days of March 1, 2009.

(25)
Consists of 175,000 shares of common stock underlying warrants that are exercisable within 60 days of March 1, 2009.

(26)
Consists of (i) 200,177 shares of common stock underlying options that are exercisable within 60 days of March 1, 2009 and (ii) 312,500 shares of common stock underlying warrants that are exercisable within 60 days of March 1, 2009.

(27)
Consists of 260,000 shares of common stock underlying warrants that are exercisable within 60 days of March 1, 2009.

(28)
The number of shares shown as beneficially owned as of March 1, 2009 excludes shares of common stock which the stockholder may receive pursuant to the March 2009 settlement of the stockholder dispute referenced elsewhere in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability—Settlement of Stockholder Dispute."

 DESCRIPTION OF CAPITAL STOCK

General

        The following description of our capital stock summarizes provisions of our certificate of incorporation and our bylaws as they will be in effect upon the closing of this offering. As of the date of this prospectus, our authorized capital consists of 300,000,000 shares of common stock, $0.01 par value per share, and 19,850,000 shares of Series A Convertible Preferred Stock, $0.01 par value per share. Immediately after the closing of this offering, after giving effect to the conversion of our outstanding Series A Convertible Preferred Stock into common stock and the effectiveness of our fifth amended and restated certificate of incorporation, our authorized capital stock will consist of 300,000,000 shares of common stock, $0.01 par value per share, and 20,000,000 shares of undesignated preferred stock, $0.01 par value per share.

        The following description of the material provisions of our capital stock and our certificate of incorporation, bylaws and other agreements with and among our stockholders is only a summary, does not purport to be complete and is qualified by applicable law and the full provisions of our certificate of incorporation, bylaws and other agreements. You should refer to our certificate of incorporation, bylaws and related agreements as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        As of March 1, 2009, assuming the conversion of all outstanding shares of Series A Convertible Preferred Stock into an aggregate of 201,120,143 shares of common stock, there were 216,882,420 shares of common stock outstanding, held of record by 26 stockholders.

Voting Rights

        Holders of common stock are entitled to one vote per share on any matter to be voted upon by stockholders. All shares of common stock rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights.

Dividend Rights

        Subject to the prior rights of holders of preferred stock, for as long as such stock is outstanding, the holders of common stock are entitled to receive ratably any dividends when and as declared from time to time by the board of directors out of funds legally available for dividends. We have never declared or paid cash dividends. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on the common stock in the foreseeable future.

Liquidation Rights

        Upon a liquidation or dissolution of our company, whether voluntary or involuntary, creditors and holders of our preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. After such distribution, holders of common stock are entitled to receive a pro rata distribution per share of any excess amount.

Undesignated Preferred Stock

        Under the certificate of incorporation that will be in effect upon the closing of this offering, the board of directors will have authority to issue undesignated preferred stock without stockholder approval, subject to applicable law and listing exchange standards. The board of directors may also determine or alter for each class of preferred stock the voting powers, designations, preferences and special rights, qualifications, limitations or restrictions as permitted by law. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock.

Options and Warrants to Purchase Common Stock

        As of March 1, 2009, we had 39,724,430 shares of common stock subject to options we have issued to our directors, officers, employees and consultants. As of March 1, 2009, we also had 6,850,595 shares of common stock subject to outstanding warrants, all of which are immediately exercisable.

Registration Rights

        In November 2003, we entered into a registration rights agreement with Warburg Pincus, Andrew S. Clark and certain other security holders. The registration rights agreement was amended and restated in January 2009 primarily (i) to grant registration rights to certain additional security holders, including all holders of Series A Convertible Preferred Stock, and (ii) to determine the registration rights of the members of our management team with respect to this offering. The registration rights agreement was further amended in March 2009 primarily to provide that the shares of common stock to be sold in this offering would be allocated (i) first, to us, (ii) second, to members of our management team (in an amount not to exceed the amounts discussed below), (iii) third, to all holders of common stock and warrants that are parties to the registration rights agreement except Warburg Pincus (in an amount not to exceed 50% of the "registrable securities" held by such holders) and (iv) fourth, to Warburg Pincus.

        Under the registration rights agreement, the holders of (i) 13,291,327 shares of common stock, (ii) 201,120,143 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock and (iii) 6,195,095 shares of common stock issuable upon the exercise of certain warrants possess certain rights with respect to the registration of these shares under the Securities Act.

        Under the registration rights agreement, each of Andrew S. Clark, Daniel J. Devine, Christopher L. Spohn, Jane McAuliffe, Rodney T. Sheng, Ross Woodard, Charlene Dackerman and certain other members of our management team may request to sell in this offering a number of shares of common stock up to and equaling, but not exceeding, 10% of the sum of (i) the total number of shares of common stock subject to employee stock options held by such person that will be vested as of April 30, 2009 (assuming, for purposes of this calculation, that any "exit options" held by such person will be fully vested at such time) plus (ii) the total number of shares of common stock which such person may acquire upon the conversion of Series A Convertible Preferred Stock or upon the exercise of various warrants held by such person.

Demand Registration Rights

        If we are eligible to file a registration statement, Warburg Pincus may request we effect such registration at any time, provided that anticipated aggregate public offering prices (before any underwriting discounts and commissions) will not be less than $7.5 million (or $15.0 million if such requested registration is the initial public offering). We are only required to effect two such registrations. We may postpone the filing of any such registration statement for up to 90 days once in any 12-month period. If during that 90 day period we file a registration statement and we are actively employing in good faith all reasonable efforts to cause such registration statement to become effective, then we may further postpone any demand registration until 180 days after the effective date of the currently filed registration statement. We may also postpone the filing of any such registration statement for up to 180 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us.

Piggyback Registration Rights

        If we register any shares of common stock under the Securities Act in connection with a public offering, the stockholders with piggyback registration rights have the right to include in the registration shares of common stock held by them or which they can obtain upon the exercise or conversion of another security, subject to specified exceptions. The underwriters of any offering have the right to limit the number of shares registered by these stockholders due to marketing reasons. If the total amount of shares of common stock these stockholders wish to include exceeds the total amount of shares which the underwriters determine the stockholders may sell in the offering, the shares to be included in the registration will be subject to cutbacks as specified in the agreement.

Form S-3 Registration Rights

        If we are eligible to file a registration statement on Form S-3, Warburg Pincus may request that we register their shares of common stock for resale on a Form S-3 registration statement, provided that the total price of the shares to be offered is more than $5.0 million and that the request is not made within 180 days of the effective date of our most recent Form S-3 registration statement in which the securities held by the requesting stockholder could have been included for sale or distribution. We are also not obligated to file a Form S-3 registration statement in any jurisdiction where we would be required to execute a general consent to service of process in effecting the such registration, qualification or compliance, subject to certain restrictions. Warburg Pincus has the right to request an unlimited number of registrations on Form S-3.

Provisions of Delaware Law and our Certificate of Incorporation and Amended and Restated Bylaws with Anti-Takeover Implications

        Certain provisions of Delaware law, our certificate of incorporation and bylaws that will be in effect after this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the Delaware General Corporation Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

  •
  at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaw Provisions

        Our certificate of incorporation and bylaws will, upon the closing of this offering, contain some provisions that may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in the stockholder's best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

        Board Composition and Filling Vacancies.    We have a classified board of directors. See "Management—Board Composition after this Offering." It will take at least two annual meetings of stockholders to elect a majority of the board of directors given our classified board. As a result, it may discourage third-party proxy contests, tender offers or attempts to obtain control of us even if such changes would be beneficial to us and our stockholders.

        Our bylaws provide that, subject to the rights, if any, of holders of preferred stock, directors may be removed only for cause by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of common stock entitled to vote. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. We have also entered into a nominating agreement with Warburg Pincus regarding the election of directors. See "Certain Relationships and Related Transactions—Stockholders Agreement and Nominating Agreement."

        No Stockholder Action by Written Consent.    Our bylaws provide, and our certificate of incorporation will provide upon the closing of this offering, that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the board of directors, except that if Warburg Pincus holds at least 50% of our outstanding capital stock on a fully diluted basis, whenever the vote of stockholders is required at a meeting for any corporate action, the meeting and vote of stockholders may be dispensed with, and the action taken without such meeting and vote, if a written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at the meeting of stockholders. Notwithstanding the foregoing, we will hold an annual meeting of stockholders in accordance with NYSE rules, for so long as our shares are listed on the NYSE, and as otherwise required by the bylaws. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

        Meetings of Stockholders.    Our bylaws provide that only a majority of the members of our board of directors then in office or the Chief Executive Officer may call special meetings of the stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

        Advance Notice Requirements.    Our bylaws provide that, effective upon the closing of this offering, stockholders must follow an advance notice procedure to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the stockholder's intention to do so. To be timely, the stockholder's notice must be delivered to or mailed and received by us not later than the 60th day nor earlier than the 90th day prior to the anniversary date of the preceding annual meeting, except that if the annual meeting is changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, we must receive the notice not earlier than the 90th day prior to such annual meeting and not later than the 60th day prior to such annual meeting. If a public announcement of the date of such annual meeting is made fewer than 70 days prior to the date of such annual meeting, then notice must be received by us no later than the tenth day following the public announcement of the date of the meeting. The notice must include the following information:

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  the name and address of the stockholder who intends to make the nomination and the name and address of the person or persons to be nominated or the nature of the business to be proposed;

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  a representation that the stockholder is a holder of record of our capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons or to introduce the business specified in the notice;

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  if applicable, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination is to be made by the stockholder;

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  such other information regarding each nominee or each matter of business to be proposed by such stockholder as would be required to be included in a proxy statement filed under the SEC's proxy rules if the nominee had been nominated, or intended to be nominated, or the matter had been proposed, or intended to be proposed, by the board of directors;

  •
  if applicable, the consent of each nominee to serve as a director if elected; and

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  such other information that the board of directors may request in its discretion.

        Amendment to Bylaws and Certificate of Incorporation.    As required by Delaware law, any amendment to our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws, without further stockholder action.

        Blank Check Preferred Stock.    The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.

Limitations of Director Liability and Indemnification Directors, Officers and Employees

        As permitted by Delaware law, provisions in our certificate of incorporation and bylaws that will be in effect at the closing of this offering will limit or eliminate the personal liability of our directors. Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

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  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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  any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

        Our certificate of incorporation and bylaws that will be in effect upon the closing of this offering also require us to indemnify our directors and officers to the fullest extent permitted by Delaware law and, as described under "Certain Relationships and Related Transactions," we have entered into indemnification agreements with each of our directors and officers.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

        At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

New York Stock Exchange

        We have applied for quotation of shares of our common stock on the New York Stock Exchange under the symbol "BPI."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

 SHARES ELIGIBLE FOR FUTURE SALE

        Upon the closing of this offering, and assuming (i) the conversion of all outstanding shares of our Series A Convertible Preferred Stock into 201,120,143 shares of our common stock upon the closing of this offering and (ii) the exercise by selling stockholders of options and warrants to purchase an aggregate of                        shares of common stock upon the closing of this offering, including the net issuance of                        shares of common stock upon the cashless net exercise by selling stockholders of warrants, we will have             shares of our common stock outstanding (including if the underwriters' over-allotment option is exercised in full). Of these shares,             shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock purchased by our "affiliates," as the term is defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

        As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the restricted shares will be available for sale in the public market as follows:

  •
  shares will be eligible for sale upon the closing of this offering; and

  •
  shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus, which is subject to extension in some circumstances.

        In addition, upon the closing of this offering, we will have outstanding options to purchase an aggregate of             shares of common stock and outstanding warrants to purchase an aggregate of             shares of common stock.

Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately             shares immediately after this offering; or

  •
  The average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors or consultants who purchased or receive shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration on Form S-8

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of common stock under our equity incentive plans. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for resale in the public market, unless such shares are subject to vesting restrictions by us or are otherwise subject to the lock-up agreements and manner of sale and notice requirements that apply to our affiliates under Rule 144.

Lock-Up Agreements

        Holders of 211,276,660 shares of our common stock, on an as-converted basis, and holders of options and warrants exercisable for an aggregate of 46,575,025 shares of our common stock are subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus, which is subject to extension in some circumstances.

        For a description of the lock-up agreements with the underwriters that restrict us, our directors, our executive officers and certain of our other stockholders, see "Underwriting."

Registration Rights

        For a description of registration rights with respect to our common stock, see "Description of Capital Stock—Registration Rights."

 MATERIAL U.S. FEDERAL TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF COMMON STOCK

        The following is a general discussion of the material U.S. federal income and estate tax consequences to non-U.S. Holders with respect to the acquisition, ownership and disposition of our common stock. In general, a "Non-U.S. Holder" is any holder of our common stock other than the following:

  •
  a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the "substantial presence" test under section 7701(b)(3) of the Code;

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  a corporation (or an entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

  •
  a partnership;

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  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or certain other trusts that have a valid election to be treated as a U.S. person pursuant to the applicable Treasury Regulations.

        This discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations, judicial opinions, published positions of the Internal Revenue Service ("IRS"), and all other applicable administrative and judicial authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws including, but not limited to, insurance companies, tax-exempt organizations, pass-through entities, financial institutions, brokers, dealers in securities and U.S. expatriates. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion assumes that the Non-U.S. Holder will hold our common stock as a capital asset, which generally is property held for investment.

        Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state and local, and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of common stock.

Dividends

        In general, dividends paid to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Any distribution not constituting a dividend will be treated first as reducing the Non-U.S. Holder's basis in its shares of common stock, and to the extent it exceeds the Non-U.S. Holders basis, as capital gain.

        Under applicable Treasury Regulations, a Non-U.S. Holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS.

        Dividends that are effectively connected with such a U.S. trade or business generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, on the repatriation from the United States of its "effectively connected earnings and profits," subject to adjustments.

Gain on Sale or Other Disposition of Common Stock

        In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder's shares of common stock unless:

  •
  the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holders), in which case such gain generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States, and the branch profits tax may also apply if the Non-U.S. Holder is a corporation;

  •
  the Non-U.S. Holder is an individual who holds shares of common stock as capital assets and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes and the Non-U.S. Holder holds or has held, directly or indirectly, at any time within the shorter of the five year period preceding the disposition or the Non-U.S. Holder's holding period, more than 5% of the common stock..

        We believe that we are not, and we do not anticipate that we will become, a U.S. real property holding corporation.

Information Reporting and Backup Withholding

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under income tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28% of the gross proceeds, unless a Non-U.S. Holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN.

        Proceeds from the sale or other disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United

States by or through a non-U.S. office. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, specified U.S. branches of foreign banks or foreign insurance companies or a foreign partnership with various connections to the United States, information reporting but not backup withholding will apply unless:

  •
  the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and certain other conditions are met; or

  •
  the holder otherwise establishes an exemption.

        Backup withholding is not an additional tax. Rather, the amount of tax withheld is generally applied as a credit to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are timely filed with the IRS.

Estate Tax

        Our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

 UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                                    , 2009, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are acting as representatives (the Representatives), the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
William Blair & Company, L.L.C.
BMO Capital Markets Corp.
Piper Jaffray & Co.
Signal Hill Capital Group LLC

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

        Warburg Pincus has granted to the underwriters a 30-day option to purchase up to an additional                        shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                        per share. The underwriters and selling group members may allow a discount of $                        per share on sales to other broker/dealers. After the initial public offering, the Representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

        The Representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the Representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of any "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of any "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of any "lock-up" period, then in either case the expiration of any "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the Representatives waive, in writing, such an extension.

        Our officers, directors and principal stockholders have agreed that they will not, subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representatives for a period of 180 days after the date of this prospectus. Furthermore, in the event that either (1) during the last 17 days of any "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of any "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of any "lock-up" period, then in either case the expiration of any "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the Representatives waive, in writing, such an extension.

        The underwriters have reserved for sale at the initial public offering price up to                        shares of the common stock for persons associated with us who have expressed an interest in purchasing common stock in the offering, including members of our boards of trustees of Ashford University and the University of the Rockies and certain of our directors. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list the shares of common stock on the New York Stock Exchange under the symbol "BPI."

        Prior to this offering, there has been no market for our common stock. The initial public offering price will be determined by negotiations between us, the selling stockholders and the underwriters and will not necessarily reflect the market price of the common stock following this offering. The principal factors that will be considered in determining the initial public offering price will include:

  •
  the information presented in this prospectus and otherwise available to the underwriters;

  •
  the history of, and the prospects for, the industry in which we will compete;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

  •
  the present state of our development and our current financial condition;

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  •
  the general conditions of the securities markets at the time of this offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

 INTERNATIONAL SELLING RESTRICTIONS

Notice to Canadian Residents

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, that the purchaser is purchasing as principal and not as agent;

  •
  the purchaser has reviewed the text above under Resale Restrictions; and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

        Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the Selling Shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43.0 million and (3) an annual net turnover of more than €50.0 million, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

  •
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

        Each of the underwriters severally represents, warrants and agrees as follows:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

  •
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus and other legal matters will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, San Diego, California. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The consolidated financial statements as of December 31, 2007 and 2008 and for each of the three years in the period ended December 31, 2008, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN ACCOUNTANTS

        On January 14, 2008, we retained PricewaterhouseCoopers LLP as our independent registered public accounting firm to audit our consolidated financial statements as of December 31, 2007, and for the year then ended and to reaudit our consolidated financial statements as of December 31, 2006, and for each of the two years in the period then ended. Another auditor had previously been engaged to audit our consolidated financial statements as of December 31, 2005 and 2006 and for each of the years ended December 31, 2005 and 2006. The decision to dismiss our former auditor was approved by our board of directors on January 14, 2008.

        The reports of our former auditor on our consolidated financial statements did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles, except that the report for the year ended December 31, 2007 was modified to disclose that we had restated our financial statements for the years ended December 31, 2005 and 2006. We had no disagreements with our former auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused our former auditor to make reference in connection with its opinion to the subject matter of the disagreement. During the fiscal years ended December 31, 2006 and 2007, and through January 14, 2008, there were no "reportable events" as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

        During the two years ended December 31, 2007, and through our retention of PricewaterhouseCoopers LLP as our independent registered public accounting firm in January 2008, we did not consult with PricewaterhouseCoopers LLP on matters that involved the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on our financial statements or any other matter that was the subject of a disagreement or a reportable event.

        We have provided our former auditor with a copy of the above statements and have requested that it furnish a letter addressed to the Securities and Exchange Commission stating whether our former auditor agrees with those statements. A copy of that letter is filed as an exhibit to the registration statement of which this prospectus forms a part.

        Prior to this former auditor, another auditor had been engaged to audit our consolidated financial statements as of December 31, 2004, and for the two years then ended.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the SEC at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the registration statement and other public filings can be obtained from the SEC's Internet site at http://www.sec.gov.

        Upon the closing of this offering, we will become subject to information and periodic reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements and other information with the SEC.

 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

BRIDGEPOINT EDUCATION, INC. AND SUBSIDIARIES

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2007 and 2008	F-3
Consolidated Statements of Operations for the years ended December 31, 2006, 2007 and 2008	F-4
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit) for the years ended December 31, 2006, 2007 and 2008	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008	F-6
Notes to Consolidated Financial Statements	F-7

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Bridgepoint Education, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Bridgepoint Education, Inc. and its subsidiaries (the "Company") at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Diego, California
March 19, 2009

Bridgepoint Education, Inc.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	As of December 31,
	2007	2008	2008 (Pro Forma)
ASSETS
Current assets:
Cash and cash equivalents	$7,351	$56,483
Restricted cash	—	666
Accounts receivable, net of allowance for doubtful accounts of $6,016 and $18,246 at December 31, 2007 and 2008, respectively	14,630	28,946
Inventories	194	288
Loans receivable	277	—
Current portion of deferred income taxes	—	2,734
Prepaid expenses and other current assets	561	6,773

Total current assets	23,013	95,890
Property and equipment, net	13,240	27,715
Goodwill	76	76
Intangibles	1,821	1,821
Deferred income taxes	—	2,366
Other long term assets	907	1,378

Total assets	$39,057	$129,246

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,721	$4,705
Accrued liabilities	6,036	16,543	43,605
Deferred revenue and student deposits	16,817	67,425
Other liabilities	75	40
Current portion of leases payable	133	142
Current maturities of notes payable	1,580	74
U.S. Governmental refundable loan funds	221	—

Total current liabilities	27,583	88,929
Leases payable, less current maturities	415	308
Notes payable, less current portion	3,545	160
Deferred tax liability	556	—
Other long term liabilities	—	2,740
Rent liability	2,045	3,938

Total liabilities	34,144	96,075

Commitments and contingencies (see Note 17)
Redeemable convertible preferred stock:
Series A convertible preferred stock, $0.01 par value: 19,850,000 shares authorized, 19,778,333 shares issued and outstanding at December 31, 2007 and December 31, 2008; none issued and outstanding on a pro forma basis at December 31, 2008	25,056	27,062
Stockholders' equity (deficit):
Common stock, $0.01 par value: 300,000,000 shares authorized, 15,007,934 shares issued and outstanding at December 31, 2007 and 2008; 216,632,420 shares issued and outstanding on a pro forma basis at December 31, 2008	150	150	2,166
Additional paid-in capital	—	1,703	—
Retained earnings (accumulated deficit)	(20,293)	4,256	3,943

Total stockholders' equity (deficit)	(20,143)	6,109	6,109

Total liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)	$39,057	$129,246

The accompanying notes are an integral part of these consolidated financial statements.

Bridgepoint Education, Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended December 31,
	2006	2007	2008
Revenue	$28,619	$85,709		$218,290
Costs and expenses:
Instructional costs and services	12,510	29,837		62,822
Marketing and promotional	12,214	35,997		81,036
General and administrative	8,704	15,892		41,012

Total costs and expenses	33,428	81,726		184,870

Operating income (loss)	(4,809)	3,983		33,420
Interest income	(10)	(12)		(322)
Interest expense	351	544		240

Income (loss) before income taxes	(5,150)	3,451		33,502
Income tax expense	—	164		7,071

Net income (loss)	(5,150)	3,287		26,431
Accretion of preferred dividends	1,718	1,856		2,006

Net income available (loss attributable) to common stockholders	$(6,868)	$1,431		$24,425

Earnings (loss) per common share:
Basic	$(0.48)	$0.00		$0.09

Diluted	$(0.48)	$0.00		$0.03

Weighted average common shares outstanding used in computing earnings (loss) per common share:
Basic	14,386	14,900		15,008

Diluted	14,386	20,020		45,025

Pro forma earnings per common share (unaudited) (Note 9):
Basic				$0.12

Diluted				$0.11

Pro forma weighted average common shares outstanding used in computing pro forma earnings per common share (unaudited) (Note 9):
Basic				216,632

Diluted				246,649

Supplemental pro forma earnings per common share (unaudited) (Note 9):
Basic			$

Diluted			$

Supplemental pro forma weighted average common shares outstanding used in computing supplemental pro forma earnings per common share (unaudited) (Note 9):
Basic

Diluted

The accompanying notes are an integral part of these consolidated financial statements.

Bridgepoint Education, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and
Stockholders' Equity (Deficit)

(In thousands, except share data)

	Series A Convertible Preferred Stock
			Common Stock			Retained Earnings/ (Accumulated Deficit)
					Additional Paid-in Capital
	Shares	Amount	Shares	Par Value			Total
Balance at December 31, 2005	19,778,333	$21,482	14,136,985	$141	$1,706	$(17,044)	$(15,197)
Issuance of common stock	—	—	705,966	7	43	—	50
Stock-based compensation	—	—	—	—	323	—	323
Accretion of preferred dividends	—	1,718	—	—	(1,718)	—	(1,718)
Net loss	—	—	—	—	—	(5,150)	(5,150)

Balance at December 31, 2006	19,778,333	$23,200	14,842,951	148	354	(22,194)	(21,692)
Issuance of common stock	—	—	164,983	2	10	—	12
Stock-based compensation	—	—	—	—	106	—	106
Accretion of preferred dividends	—	1,856	—	—	(470)	(1,386)	(1,856)
Net income	—	—	—	—	—	3,287	3,287

Balance at December 31, 2007	19,778,333	$25,056	15,007,934	150	—	(20,293)	(20,143)
Issuance of common stock	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	1,827	—	1,827
Accretion of preferred dividends	—	2,006	—	—	(124)	(1,882)	(2,006)
Net income	—	—	—	—	—	26,431	26,431

Balance at December 31, 2008	19,778,333	$27,062	15,007,934	$150	$1,703	$4,256	$6,109

The accompanying notes are an integral part of these consolidated financial statements.

Bridgepoint Education, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2006	2007	2008
Cash flows from operating activities
Net income (loss)	$(5,150)	$3,287	$26,431
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for bad debts	960	4,082	13,431
Depreciation and amortization	735	1,236	2,452
Deferred income taxes	—	—	(3,264)
Stock-based compensation	323	106	1,827
Gain on disposal of fixed assets	(3)	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(4,183)	(13,563)	(27,747)
Inventories	(88)	16	(94)
Prepaid expenses and other current assets	(252)	(203)	(6,212)
Loans receivable	(5)	—	277
Other long-term assets	(147)	(150)	(471)
Accounts payable	484	1,389	1,019
Accrued liabilities	2,063	3,018	10,506
Deferred revenue and student deposits	3,893	11,270	50,608
U.S. Governmental refundable loan funds	4	—	(221)
Other liabilities	284	(121)	2,206

Net cash provided by (used in) operating activities	(1,082)	10,367	70,748
Cash flows from investing activities
Capital expenditures	(1,381)	(3,571)	(15,884)
Proceeds from the sale of fixed assets	8	—	—
Restricted cash	—	—	(666)
Acquisitions, net of cash acquired	—	635	—

Net cash used in investing activities	(1,373)	(2,936)	(16,550)
Cash flows from financing activities
Proceeds from the exercise of stock options	50	12	—
Payments on leases payable	(160)	(170)	(175)
Net borrowings (payments) on line of credit	623	414	—
Payments on notes payable	(167)	(390)	(4,891)

Net cash provided by (used in) financing activities	346	(134)	(5,066)

Net increase (decrease) in cash and cash equivalents	(2,109)	7,297	49,132
Cash and cash equivalents at beginning of period	2,163	54	7,351

Cash and cash equivalents at end of period	$54	$7,351	$56,483

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$353	$544	$240

Income taxes	$—	$—	$10,704

Supplemental disclosure of noncash investing and financing activities:
Purchase of property and equipment through capital lease obligations	$119	$1,580	$77
Non cash purchases of property and equipment	$201	$361	$965

The accompanying notes are an integral part of these consolidated financial statements.

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements

1. Nature of Business

        Bridgepoint Education, Inc. (together with its subsidiaries, the "Company"), incorporated in 1999, is a regionally accredited provider of postsecondary education services. Its wholly-owned subsidiaries, Ashford University and the University of the Rockies, offer associate's, bachelor's, master's and doctoral programs in the disciplines of business, education, psychology, social sciences and health sciences. The Company delivers programs online as well as at its traditional campuses located in Clinton, Iowa and Colorado Springs, Colorado.

        In March 2005, the Company acquired the assets of The Franciscan University of the Prairies and renamed it Ashford University. Founded in 1918 by the Sisters of St. Francis, a non-profit organization, The Franciscan University of the Prairies originally provided postsecondary education to individuals seeking to become teachers and later expanded to offer a broader portfolio of programs.

        In September 2007, the Company acquired the assets of the Colorado School of Professional Psychology and renamed it the University of the Rockies. Founded as a non-profit organization in 1998 by faculty from Chapman University, the school offers master's and doctoral programs primarily in psychology.

2. Summary of Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the accounts of Bridgepoint Education, Inc. and its wholly-owned subsidiaries. The results of operations for the years ended December 31, 2006, 2007 and 2008 include the results of operations of Ashford University and the results of operations of the University of the Rockies commencing on September 13, 2007. Intercompany transactions have been eliminated in consolidation.

Unaudited Pro Forma Stockholders' Equity

        The December 31, 2008 unaudited pro forma balance sheet data have been prepared assuming that the holders of redeemable convertible preferred stock exercise their rights under the optional conversion feature (i) to convert the redeemable convertible preferred stock outstanding into 201,624,486 shares of common stock and (ii) to receive a cash payment of $27.1 million for the accreted value of the redeemable convertible preferred stock in connection with such conversion all as of December 31, 2008. See Note 10, "Redeemable Convertible Preferred Stock (Series A Convertible Preferred Stock)."

Use of Estimates

        The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company invests cash in excess of current operating requirements in short term certificates of deposit and money market accounts. The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Restricted Cash

        The Company has $0.7 million in cash restricted in relation to the letter of credit issued on behalf of the University of the Rockies.

Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable consists of student accounts receivable, which represent amounts due for tuition, technology fees and other fees from currently enrolled and former students. Students generally fund their education through grants and/or loans under various Title IV programs, tuition assistance from their military and corporate employers or personal funds. Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is estimated by management based on an assessment of individual accounts receivable over a specific aging and amount, and all other balances on a pooled basis based on historical collection experience, consideration of the nature of the receivable accounts and potential changes in the economic environment. The provision for bad debts is recorded within the instructional costs and services line in the consolidated statements of operations.

Inventory

        Inventory consists of text books and school supplies and is stated at the lower of cost or market with cost determined on a first-in, first-out (FIFO) basis.

Property and Equipment

        Property and equipment are recognized at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of the related assets as follows:

Buildings	39 years
Furniture, office equipment and software	3-7 years
Vehicles	5 years

        Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Upon the retirement or disposition of property and equipment, the related costs and accumulated depreciation is removed and a gain or loss is recorded in the consolidated statements of operations. Repairs and maintenance costs are expensed in the period incurred.

Leases

        The Company accounts for its leases and subsequent amendments under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 13, Accounting for Leases, which requires that leases be evaluated and classified as operating or capital leases for financial reporting purposes. Leased property and equipment meeting certain criteria are capitalized, and the present value of the related lease payments are recognized as a liability on the consolidated balance sheets. Amortization of capitalized leased assets is computed on the straight-line method over the term of the lease or the life of the related asset, whichever is shorter.

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        In connection with a lease of office space, the Company received tenant allowances from the lessor for certain improvements made to the leased property. In accordance with Financial Accounting Standards Board ("FASB") Technical Bulletin No. 88-1, these allowances were capitalized as leasehold improvements and a long-term liability was established. The leasehold improvements and the long-term liability are amortized on a straight-line basis over the corresponding lease term. In accordance with the FASB Technical Bulletin No. 85-3, Accounting for Operating Leases with Scheduled Rent Increases, the Company records rent expense on a straight-line basis over the initial term of a lease. The difference between the rent payment and the straight-line rent expense is recorded as a long-term liability.

Goodwill and Other Intangible Assets

        The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets. SFAS 142 requires that goodwill and other identifiable intangible assets with indefinite useful lives be tested for impairment at least annually. The Company tests goodwill and indefinite-lived intangible assets for impairment annually, in the fourth quarter of each fiscal year, or more frequently if events and circumstances warrant. There have been no impairment losses recorded by the Company to date.

        In evaluating the impairment of goodwill and indefinite-lived intangible assets, such assets are allocated to the carrying value of each of Ashford University and the University of the Rockies, which institutions are considered as separate reporting units. Determining the fair value of a reporting unit or an indefinite-lived purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Impairment of Long-Lived Assets

        The Company accounts for long-lived assets in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. The Company assesses potential impairment to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds fair value and is recorded as a reduction in the carrying value of the related asset and an expense to operating results. There have been no impairment losses recognized by the Company to date.

Revenue and Deferred Revenue

        The Company's revenue consists of tuition, technology fees and other miscellaneous fees.

        Tuition revenue is deferred and recognized on a straight-line basis over the applicable period of instruction net of scholarships and expected refunds. The Company's online students generally enroll in

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

a program that encompasses a series of five to six week courses which are taken consecutively over the length of the program, and the Company's ground students enroll in a program that encompasses a series of 16 week courses. Students are billed on a course-by-course basis when the student first attends a class, or at the beginning of each semester for ground students.

        If a student's attendance in a class precedes the receipt of cash from the student's source of funding, the Company establishes an account receivable and corresponding deferred revenue in the amount of the tuition due for that class. Cash received either directly from the student or from the student's source of funding reduces the balance of accounts receivable due from the student. The Company's universities bill enrolled online students for tuition on a course by course basis as they initiate attendance in each course. Financial aid from sources such as the federal government's Title IV programs pertains to the online student's award year and is generally divided into two disbursement periods. As such, each disbursement period may contain funding for up to 4 courses. Financial aid disbursements are typically received during the student's attendance in the first or second course. Since the majority of disbursements cover more courses than have been billed, the amount received in excess of billings effectively represents a prepayment from the student for up to 4 courses. Cash received either directly from the student or from the student's source of funding that is in excess of amounts billed is recorded as a student deposit and applied to future classes and recognized as revenue when earned. The balance of accounts receivable that have been recognized for services that have not yet been provided and deferred revenue that has not yet been received in cash as of December 31, 2007 and 2008 was $2.1 million and $4.0 million, respectively. The balance of student deposits as of December 31, 2007 and 2008 was $10.6 million and $54.6 million, respectively.

        If a student withdraws from a program prior to a specified date, a portion of such student's tuition is refunded. The Company records a provision for expected refunds and reduces revenue to the amount that is not expected to be subsequently refunded. Provisions for expected refunds have not been material to any period presented.

        Technology fees are one-time start up fees charged to each new undergraduate online student. Technology fee revenue is recognized ratably over the average expected term of a student. Other miscellaneous fees include fees for textbooks and other services, such as commencements, and are recognized upon delivery of the goods or when the related service is performed.

Income Taxes

        The Company accounts for its income taxes using the liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the bases used for financial reporting and income tax reporting purposes. Deferred income taxes are provided based on the enacted tax rates expected to be in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more likely than not that the Company will not realize those tax assets through future operations.

        On January 1, 2008, the Company adopted FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken, or expected to be taken, in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The standard requires the Company to accrue for the estimated amount of taxes for uncertain tax positions if it is more likely

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

than not that the Company would be required to pay such additional taxes. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained.

Stock-Based Compensation

        Effective January 1, 2006, the Company adopted the provisions of SFAS 123R ("SFAS 123R"), Share-Based Payment. SFAS 123R, which is a revision of SFAS 123, Accounting for Stock-Based Compensation, replaces the Company's previous accounting for share-based awards under Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. The Company previously accounted for stock-based compensation using the intrinsic value method as defined in APB 25. Prior to January 1, 2006, no stock-based employee compensation cost was recorded under APB 25.

        The Company adopted SFAS 123R using the prospective method. Under this transition method, compensation expense recorded includes the cost for all stock options granted or modified after January 1, 2006. The expense for all stock-based awards granted subsequent to January 1, 2006 represents the grant-date fair value that was estimated, in accordance with the provisions of SFAS 123R. The cost for all share-based awards granted prior to January 1, 2006 and modified after January 1, 2006 was calculated based upon the increase in fair value of the options from the original grant date to the modification date. Outstanding stock options at January 1, 2006 that were measured at intrinsic value under APB 25 and that have not been modified shall continue to be measured at intrinsic value, until they are settled or modified. Compensation expense for options is recorded in the consolidated statement of operations, net of estimated forfeitures, using the graded vesting method over the requisite service period. Stock-based compensation expense totaled $323,000, $106,000 and $1.8 million for the years ended December 31, 2006, 2007 and 2008, respectively.

Comprehensive Income (Loss)

        There are no comprehensive income (loss) items other than net income (loss). Comprehensive income equals net income (loss) for all of the periods presented.

Instructional Costs and Services

        Instructional costs and services consist primarily of costs related to the administration and delivery of the Company's educational programs. This expense category includes compensation for faculty and administrative personnel, costs associated with online faculty, curriculum and new program development costs, bad debt expense, financial aid processing costs, technology license costs and costs associated with other support groups that provide services directly to the students. Instructional costs and services also include an allocation of facility and depreciation costs.

Marketing and Promotional

        Marketing and promotional expenses include compensation of personnel engaged in marketing and recruitment, as well as costs associated with purchasing leads and producing marketing materials. The Company's marketing and promotional expenses are generally affected by the cost of advertising media and leads, the efficiency of its marketing and recruiting efforts, compensation for its enrollment personnel and expenditures on advertising initiatives for new and existing academic programs. Marketing and promotional expenses also include an allocation of facility and depreciation costs.

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        Advertising costs are expensed as incurred. Advertising costs, which include marketing leads, events and promotional materials for the years ended December 31, 2006, 2007 and 2008 were $5.0 million, $15.1 million and $26.9 million, respectively.

General and Administrative

        General and administrative expenses include compensation of employees engaged in corporate management, finance, human resources, information technology, compliance and other corporate functions. General and administrative expenses also include professional services fees, travel and entertainment expenses and an allocation of facility and depreciation costs.

Earnings Per Share

        In accordance with SFAS No. 128, Computation of Earnings Per Share ("SFAS 128"), and EITF Issue 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128, basic earnings (loss) per common share is calculated by dividing net income available (loss attributable) to common stockholders by the weighted average number of common shares outstanding for the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights. Diluted earnings (loss) per common share is calculated by dividing net income available (loss attributable) to common stockholders by the weighted average number of common and potential dilutive securities outstanding during the period if the effect is dilutive. The numerator of diluted earnings per share is calculated by starting with income allocated to common shares under the two-class method and adding back income attributable to preferred shares to the extent they are dilutive. Potential common shares consist of incremental shares of common stock issuable upon the exercise of the stock options and warrants and upon conversion of preferred stock.

Segment Information

        The Company operates in one reportable segment as a single educational delivery operation using a core infrastructure that serves the curriculum and educational delivery needs of both its ground and online students regardless of geography. The Company's chief operating decision maker, its CEO and President, manages the Company's operations as a whole, and no revenue, expense or operating income information is evaluated by the chief operating decision maker on any component level.

Recent Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Pronouncements that Address Fair Value Measurements for Purpose of Lease Classification or Measurement under Statement 13, which amends SFAS 157 to exclude accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13, Accounting for Leases. In February 2008, the FASB also issued FSP FAS 157-2 Effective Date of FASB Statement No. 157, which delays the effective date of SFAS 157 until the first quarter of 2009 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

consolidated financial statements on a recurring basis (at least annually). SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. The Company adopted SFAS 157 for financial assets and liabilities on January 1, 2008, and such adoption did not have a material impact on its consolidated financial statements. The Company does not expect the adoption of SFAS 157 for non-financial assets and liabilities to have a material impact on its consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 ("SFAS 159"). SFAS 159 expands the use of fair value in accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. If elected, SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS 159 on January 1, 2008, and such adoption did not have a material impact on its consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its consolidated financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company does not believe the adoption of SFAS 141R will have a material impact on its consolidated financial statements.

        In June 2008, the FASB ratified EITF Issue 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock ("EITF 07-5"). Paragraph 11(a) of SFAS No. 133 ("SFAS 133"), Accounting for Derivatives and Hedging Activities, specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to such company's own stock and (b) classified in stockholders' equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer's own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. EITF 07-5 will be effective for the first annual reporting period beginning after December 15, 2008, and early adoption is prohibited. The Company does not believe the adoption of EITF 07-5 will have a material impact on its consolidated financial statements.

        In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities ("FSP EITF 03-6-1"). FSP EITF 03-6-1 clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common stockholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company does not expect FSP EITF 03-6-1 to have a significant impact on its historical grants of share-based payment awards as such awards do not participate in undistributed earnings with common stockholders. The Company is currently assessing the impact of FSP EITF 03-6-1 on future grants on its earnings per share.

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

3. Business Combinations

Colorado School of Professional Psychology

        On September 13, 2007, the Company acquired all of the assets and assumed certain liabilities of the Colorado School of Professional Psychology for approximately $0.9 million and subsequently renamed it the University of the Rockies. The acquisition was accounted for as a purchase and, accordingly, the results of operations are included in the consolidated financial statements beginning September 13, 2007, the effective date of the acquisition. The acquisition was funded by the issuance of a note payable to the seller.

        The purchase agreement allowed for an adjustment to the purchase price based on any cash shortfall experienced by the Company as a result of the operations of the University of the Rockies from the date of purchase through December 31, 2007. A cash shortfall of $0.6 million was experienced and the purchase price was adjusted to $0.3 million.

        The purchase price was allocated to the acquired assets and assumed liabilities on the basis of their estimated fair values as of the date of acquisition, as summarized below (in thousands):

Cash	$636
Accounts receivable, net	60
Prepaid expenses and other current assets	48
Property and equipment	287
Security deposits and other assets	32
Intangible assets—accreditation and Title IV program participation rights	419
Goodwill	76

Total assets acquired	1,558

Other current liabilities	(391)
Current leases payable	(55)
Debt assumed	(791)

Total liabilities assumed	(1,237)

Purchase price (note payable to seller)	$321

        Pro forma results of operations for the acquisition have not been presented because the effects of the acquisition were not material to our consolidated financial statements.

Goodwill and Intangible Assets

        As a result of the purchase of the University of the Rockies, the Company recognized $76,000 in goodwill. Intangible assets acquired in the purchase of the University of the Rockies in 2007 consist of accreditation and Title IV program participation rights ("accreditation") and are considered to have indefinite useful lives. These assets were determined to have indefinite useful lives in accordance with SFAS 142 because the accreditation may be renewed indefinitely at little cost to the Company and the Company intends to renew the accreditation indefinitely. Intangible assets totaled $1.4 million, $1.8 million and $1.8 million at December 31, 2006, 2007 and 2008, respectively. The $1.8 million at December 31, 2007 and 2008 is comprised of $1.4 million relating to Ashford University and $0.4 million relating to the University of the Rockies.

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

4. Prepaid and Other Current Assets

        Prepaid and other current assets, consist of the following (in thousands):

	As of December 31,
	2007	2008
Prepaid expenses	$261	$3,407
Prepaid licenses	153	1,798
Income tax receivable	—	1,118
Prepaid insurance	12	73
Other current assets	135	377

Total prepaid and other current assets	$561	$6,773

        Included in prepaid expenses as of December 31, 2008 are capitalizable expenses relating to the Company's potential initial public offering. Included in prepaid licenses are the license fee and annual software maintenance costs relating to Blackboard and CampusVue software. Other current assets include certain short term rent deposits and employee advances.

5. Property and Equipment

        Property and equipment, net, consist of the following (in thousands):

	As of December 31,
	2007	2008
Land	$327	$327
Buildings	6,109	6,109
Furniture, office equipment and software	6,768	17,420
Leasehold improvements	2,543	8,819
Vehicles	43	43

Total depreciable property and equipment	15,790	32,718
Less accumulated depreciation and amortization	(2,550)	(5,003)

Property and equipment, net	$13,240	$27,715

        Depreciation and amortization expense associated with property and equipment, including assets under capital lease, totaled $0.7 million, $1.2 million and $2.5 million for the years ended December 31, 2006, 2007 and 2008, respectively.

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

6. Accrued Liabilities

        Accrued liabilities consist of the following (in thousands):

	As of December 31,
	2007	2008
Accrued salaries and wages	$2,097	$6,995
Accrued vacation	585	1,342
Accrued expenses	3,190	8,206
Accrued income taxes payable	164	—

Total accrued liabilities	$6,036	$16,543

7. Notes Payable and Long-Term Debt

        In April 2004, the Company entered into a credit agreement ("Credit Agreement") with Comerica Bank that provides for a revolving credit facility ("Revolving Credit Facility") of $6.0 million, which includes a letter of credit sub-limit ("LC Sub-limit") of $3.7 million. The Credit Agreement also provides for an equipment line of credit ("Equipment Line") not to exceed $200,000 and allows the Company to borrow up to $3.0 million from the Company's majority stockholder.

        In March 2005, pursuant to the terms of the Credit Agreement, the Company obtained a term loan ("Term Loan") of $3.5 million with a maturity date of March 9, 2008. Borrowings under the Term Loan require 36 monthly principal installments of $14,000, with the balance due at maturity. The Term Loan bears interest, payable monthly, at a rate equal to 1.00% above the prime rate.

        In March 2008, the Credit Agreement was amended to (i) reduce the maximum available borrowing capacity under the Revolving Credit Facility from $6.0 million to $5.0 million and reduce the LC Sub-limit from $3.7 million to $2.1 million, (ii) extend the maturity date for the Revolving Credit Facility from March 9, 2008 to March 1, 2011 and (iii) require principal payments on outstanding borrowings under the Term Loan as of the date of the amendment to be made in 36 monthly installments based on a ten-year amortization schedule, with the balance due at maturity.

        In June 2008, the Credit Agreement was further amended to (i) increase the LC Sub-limit from $2.1 million to $5.0 million and (ii) extend the maturity date of the LC Sub-limit from June 12, 2008 to June 12, 2010.

        In October 2008, the Credit Agreement was further amended to (i) increase the maximum available borrowing capacity under the Revolving Credit Facility from $5.0 million to $15.0 million, (ii) increase the LC Sub-limit from $5.0 million to $14.2 million and (iii) modify the maturity date of the LC Sub-limit from June 12, 2010 to October 31, 2009. The Company obtained a letter of credit from a separate bank in the amount of $0.7 million, which is secured by a cash deposit included in the restricted cash balance at December 31, 2008.

        As of December 31, 2007 and 2008, the Company had borrowings outstanding under the Revolving Credit Facility of $1.0 million and $0, respectively. The Company caused its banks to issue letters of credit aggregating to $14.9 million as of December 31, 2008. As of December 31, 2007 and 2008, the Company had borrowings outstanding under the Equipment Line of $114,000 and $0, respectively.

        The Company had outstanding borrowings under the Term Loan of $3.1 million as of December 31, 2007. As of December 31, 2008, the Company had repaid the Term Loan in full.

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

7. Notes Payable and Long-Term Debt (Continued)

        Under the Credit Agreement, the Company is subject to certain limitations including limitations on its ability to incur additional debt, make certain investments or acquisitions and enter into certain merger and consolidation transactions, among other restrictions. The Credit Agreement also contains a material adverse change clause, and we are required to maintain compliance with a minimum tangible net worth financial covenant. As of December 31, 2007 and 2008, the Company was in compliance with all financial covenants in its Credit Agreement. If we fail to comply with any of the covenants or experience a material adverse change, the lenders could elect to prevent us from borrowing or issuing letters of credit and declare the indebtedness to be immediately due and payable.

        As security for the letter of credit facility under the Credit Agreement, the Company is obligated to maintain an amount equal to the aggregate face amount of all issued and outstanding letters of credit in compensating balances in deposit with the counterparty which amounted to $14.2 million at December 31, 2008. Because the compensating balance is not restricted as to withdrawal, it is not classified as restricted cash in our consolidated balance sheets. If the cash amount maintained with the counterparty drops below the aggregate amount of all issued and outstanding letters of credit, the difference will be treated as a borrowing under our line of credit with assessed interest.

        On September 13, 2007, in connection with the acquisition of the Colorado School of Professional Psychology, the Company entered into a non-interest bearing note payable agreement. The agreement provided for a note payable to the sellers in a principal amount of $0.9 million. In addition, the agreement allowed for an adjustment to the consideration paid based upon a projected cash flow shortfall on a dollar for dollar basis from the date of purchase through December 31, 2007. A cash shortfall was experienced of $0.6 million and the purchase price and resulting note were adjusted to $0.3 million. The note is to be paid monthly in equal installments over a 4-year term. The outstanding balances as of December 31, 2007 and 2008 were $321,000 and $234,000, respectively. At December 31, 2008 there is no material difference between the fair value and the carrying amount of the Company's note payable and long-term debt.

        As of December 31, 2008, future annual principal payments of outstanding debt obligations are as follows (in thousands):

Year Ending December 31,
2009	$74
2010	80
2011	80

234
Less: current portion	(74)

$160

8. Lease Obligations

        The Company leases certain office facilities and office equipment under non-cancelable operating lease arrangements that expire at various dates through July 2018. The office leases contain certain renewal options. Rent expense under non-cancelable operating lease arrangements is accounted for on

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

8. Lease Obligations (Continued)

a straight-line basis and totaled $0.9 million, $3.0 million and $6.1 million for the years ended December 31, 2006, 2007 and 2008, respectively.

        The following table summarizes the appropriate future minimum rental payments under non-cancelable operating lease arrangements in effect at December 31, 2008 (in thousands):

Year Ending December 31,
2009	$13,450
2010	20,142
2011	21,667
2012	23,395
2013	25,146
Thereafter	142,376

Total minimum payments	$246,176

        The Company has also financed office equipment under capital leases expiring in various years through September 2018. The assets are included in property and equipment and totaled $0.9 million and $0.6 million as of December 31, 2007 and 2008, respectively. Accumulated depreciation on these assets totaled $0.4 million and $0.2 million at December 31, 2007 and 2008, respectively.

        Future minimum lease payments under capital leases at December 31, 2008 are as follows (in thousands):

Year Ending December 31,
2009	$179
2010	137
2011	99
2012	69
2013	2
Thereafter	—

Total minimum payments	$486
Less: Amount representing interest	(36)

Present value of minimum lease payments	$450

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

9. Earnings Per Share

        The following table sets forth the computation of the basic and diluted earnings per share for the periods indicated (in thousands, except share and per share data):

	Year Ended December 31,
	2006	2007	2008
Numerator:
Net income (loss)	$(5,150)	$3,287	$26,431
Effect of accretion of preferred dividends	(1,718)	(1,856)	(2,006)

Net income available (loss attributable) to common stockholders	$(6,868)	$1,431	$24,425
Denominator:
Weighted average common shares outstanding	14,386	14,900	15,008
Effect of dilutive options	—	5,120	24,794
Effect of dilutive warrants	—	—	5,223

Diluted weighted average common shares outstanding	14,386	20,020	45,025

Earnings (loss) per share:
Basic	$(0.48)	$0.00	$0.09
Diluted	$(0.48)	$0.00	$0.03

        The computation of dilutive shares outstanding excludes the following securities:

(a)
Redeemable convertible preferred stock:

        The computation of dilutive shares outstanding excludes the equivalent common shares that would be related to both the accreted value and the optional conversion feature of the redeemable convertible preferred stock for the periods indicated as the Company was in a period of loss or the effect of applying the two-class method was anti-dilutive.

	Year Ended December 31,
	2006	2007	2008
Redeemable convertible preferred stock	508,510	442,222	272,008
(b)
Options and warrants:

        The computation of dilutive shares outstanding excludes stock options and warrants to purchase shares of common stock for the periods indicated as the Company was either in a period of loss or as the exercise prices were greater than the average market price of our common stock and therefore the effect would be anti-dilutive.

	Year Ended December 31,
	2006	2007	2008
Options	15,886	—	—
Warrants	7,101	7,101	173

        The Company calculated earnings per share using the two-class method under the guidelines of FAS 128 to reflect the participation rights of each class and series of stock. Under FAS 128, basic net income is computed for common stock outstanding during the period by dividing net income allocated

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

9. Earnings Per Share (Continued)

to the participation rights of each class by the weighted average number of common shares outstanding during the period.

        The following presents the net income allocated to each class of common stock in the calculation of basic earnings per share for the years ended December 31, 2007 and 2008:

	December 31,
	2007	2008
Net income attributable to common stock	$1,431	$24,425
Income allocated to redeemable convertible preferred stock	$1,856	$2,006

Net income	$3,287	$26,431

December 31, 2007:	Weighted Avg Shares	Income Allocation
Common stock	14,900	$47
Redeemable convertible preferred stock	442,222	$1,384

Total		$1,431

December 31, 2008:	Weighted Avg Shares	Income Allocation
Common stock	15,008	$1,276
Redeemable convertible preferred stock	272,008	$23,149

Total		$24,425

        The numerator of diluted earnings per share is computed by starting with the numerator of basic earnings per share and adding back income attributable to the participation rights of redeemable convertible preferred stock to the extent such shares are dilutive.

        The denominator of diluted earnings per share includes the incremental potential common shares issuable upon the following events to the extent their effect is dilutive:

  (i)
  Exercise of stock options and warrants;

  (ii)
  Optional conversion of all outstanding shares of Series A Convertible Preferred Stock with each share of Series A Convertible Preferred Stock being converted into 10.194210419 shares of Common Stock; and

  (iii)
  Issuance of shares of common stock at fair value in payment of the accreted value of $27.1 million of the redeemable convertible preferred stock to the holders of Series A Convertible Preferred Stock.

        There was no difference between income allocated to the participation rights of the various classes in computing basic and diluted earnings per share as all potential common shares of redeemable convertible preferred stock were anti-dilutive.

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

9. Earnings Per Share (Continued)

Unaudited pro forma earnings per share

        Pro forma basic earnings per share has been calculated assuming the optional conversion of all outstanding shares of the redeemable convertible preferred stock into shares of common stock as of the beginning of the period, with each share of the redeemable convertible preferred stock converting into 10.194210419 shares of common stock. See Note 10, "Redeemable Convertible Preferred Stock (Series A Convertible Preferred Stock)." Pro forma diluted earnings per share also includes the incremental shares of common stock issuable upon the exercise of stock options and warrants, consistent with the amount included in the historical diluted per share calculation.

        The following table sets forth the computation of unaudited pro forma basic and diluted earnings per share for the periods indicated (in thousands, except share and per share data):

Year Ended December 31, 2008
Numerator:
Net income	$26,431

Denominator:
Weighted average number of common shares outstanding	15,008
Add: Pro forma adjustments to reflect assumed weighted average effect of conversion of redeemable convertible preferred stock	201,624

Denominator for pro forma basic earnings per share	216,632

Add: Pro forma adjustments to reflect assumed weighted average effect of exercise of common stock options	24,794

Add: Pro forma adjustments to reflect assumed exercise of outstanding warrants	5,223

Denominator for pro forma diluted earnings per share	246,649

Pro forma earnings per share, basic	$0.12

Pro forma earnings per share, diluted	$0.11

Unaudited supplemental pro forma earnings per share

        Supplemental basic pro forma earnings per share has been calculated assuming (i) the optional conversion of all outstanding shares of the redeemable convertible preferred stock into shares of common stock as of the beginning of the period, with each share of the redeemable convertible preferred stock converting into 10.194210419 shares of common stock, and (ii) the issuance of            shares of common stock at the assumed initial public offering price of $            per share in payment of the accreted value of $27.1 million of the redeemable convertible preferred stock in excess of net income of $26.4 million for the year ended December 31, 2008 to the holders thereof. See Note 10, "Redeemable Convertible Preferred Stock (Series A Convertible Preferred Stock)." Supplemental pro forma diluted earnings per share also includes the incremental shares of common stock issuable upon the exercise of stock options and warrants, consistent with the amount included in the historical diluted per share calculation.

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

9. Earnings Per Share (Continued)

        The following table sets forth the computation of unaudited supplemental pro forma basic and diluted earnings per share (in thousands, except per share data):

	Year Ended December 31, 2008
Numerator:
Net income		$26,431

Denominator:
Weighted average number of shares outstanding		15,008
Add: Pro forma adjustments to reflect assumed weighted average effect of conversion of redeemable convertible preferred stock		201,624

Add: Pro forma adjustments to reflect the portion of this offering and the application of the net proceeds therefrom necessary to pay the accreted value of $      of the outstanding shares of redeemable convertible preferred shares in excess of net income of $26.4 million

Denominator for supplemental pro forma basic earnings per share

Add: Pro forma adjustments to reflect assumed weighted average effect of exercise of common stock options

Add: Pro forma adjustments to reflect assumed exercise of outstanding warrants

Denominator for supplemental pro forma diluted earnings per share

Supplemental pro forma earnings per share, basic	$

Supplemental pro forma earnings per share, diluted	$

10. Redeemable Convertible Preferred Stock (Series A Convertible Preferred Stock)

        The Company's certificate of incorporation, which includes the terms of the redeemable convertible preferred stock, was last amended July 29, 2005. The discussion below reflects the terms of redeemable convertible preferred stock set forth in the most recent amendment.

Ranking

        The redeemable convertible preferred stock ranks senior to all common stock and any other future class of junior preferred stock.

Dividends

        The holders of redeemable convertible preferred stock shall not be entitled to any dividends except in the event that the Company shall declare, set aside or pay any dividend on the common stock (other than dividends payable solely in additional shares of common stock), in which case holders of the redeemable convertible preferred stock will participate in any such dividends on a per share as-converted basis.

        Such dividends are payable when and as declared by the Company's board of directors. No preferred stock dividends have been declared by the Company's board of directors at December 31,

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

10. Redeemable Convertible Preferred Stock (Series A Convertible Preferred Stock) (Continued)

2006, 2007 or 2008. See "Preferred Dividends" below for payments upon liquidation, dissolution or winding up of the Company and payments upon optional conversion.

Voting Rights

        Each issued and outstanding share of redeemable convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which each such share of redeemable convertible preferred stock is convertible with respect to matters presented to the stockholders of the Company for their action or consideration.

Optional Conversion Feature

        Each share of redeemable convertible preferred stock is convertible, at the option of the holder, at any time into shares of common stock at a conversion rate of 10.194210419 shares of common stock per share of redeemable convertible preferred stock. The applicable conversion rate is subject to adjustment from time to time. As of December 31, 2007 and 2008, 201,624,486 shares of common stock would be issued upon optional conversion of all outstanding shares of redeemable convertible preferred stock.

        Upon an optional conversion, the holder is entitled to receive shares of common stock as discussed above in addition to the payments discussed below under "Preferred Dividends—(b) Payments upon optional conversion." The right of the holders of redeemable convertible preferred stock to elect to receive both shares of common stock and the accreted value under the optional conversion feature resulted in fair value in excess of the invested amount, which resulted in a beneficial conversion feature to such preferred stockholders. This beneficial conversion feature was recorded as a deemed dividend on the date of the issuance of the redeemable convertible preferred stock because there is no stated redemption date (maturity date) and the optional conversion feature is immediately exercisable. The beneficial conversion feature is recognized on the consolidated balance sheet as an increase in additional paid-in capital to allocate a portion of the proceeds from the issuance to the beneficial conversion feature and a decrease to additional paid-in capital for the deemed dividend. This beneficial conversion feature was measured as the excess of the fair value of the common shares into which the preferred shares are convertible over the accounting conversion price as determined in accordance with EITF Issue 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF Issue 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. The Company has not issued redeemable convertible preferred stock since 2005. As of December 31, 2008, the Company had recorded $14.1 million of deemed dividends related to the beneficial conversion feature associated with redeemable convertible preferred stock issued prior to 2006.

Preferred Dividends

(a)   Payments upon liquidation, dissolution or winding up of the Company:

        Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of redeemable convertible preferred stock are entitled to receive an amount equal to the sum of (i) the "accreted value" (as defined below) of the shares of redeemable convertible preferred stock plus (ii) any dividends declared but unpaid on the shares of redeemable convertible preferred stock. The term "accreted value" means an amount equal to the sum of (i) the "stated value" (as defined

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

10. Redeemable Convertible Preferred Stock (Series A Convertible Preferred Stock) (Continued)

below) for a share of redeemable convertible preferred stock plus (ii) 8% per year of the stated value, compounding annually and commencing on the date of issuance of such share. The term "stated value" means $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, stock distribution or combination with respect to the redeemable convertible preferred stock. The amount by which the accreted value exceeds the stated value for any share of redeemable convertible preferred stock is referred to as the "accreted dividend" for such share. At the option of the holder, the accreted value may be paid in cash or shares of common stock valued at current fair market value.

        With respect to the payment of amounts described in the preceding paragraph, each of the following events is deemed to be a "liquidation, dissolution or winding up" of the Company: (i) the consolidation with or into another corporation in which the stockholders of record of the Company own less than 50% or the voting securities of the surviving corporation; (ii) the sale of substantially all the assets of the Company; (iii) the sale of securities of the Company representing more than 50% of the voting securities (other than a qualified public offering); and (iv) a sale to Warburg Pincus, the majority stockholder of the Company, or its successors or assigns.

(b)   Payments upon optional conversion:

        Upon an optional conversion of shares of redeemable convertible preferred stock, the holder of such shares is entitled to receive (in addition to the common stock acquirable upon conversion of such shares) an amount equal to (i) the accreted value of such shares plus (ii) any dividends declared but unpaid on such shares. At the option of the holder, the accreted value may be paid in cash or shares of common stock valued at current fair market value.

        The Company has recorded preferred dividends of $1.7 million, $1.9 million and $2.0 million for the years ended 2006, 2007 and 2008, respectively. At December 31, 2007 and 2008, the amount of the accreted dividends was $5.3 million and $7.3 million, respectively. At December 31, 2007 and 2008, the accreted value (carrying value) of the redeemable convertible preferred stock was $25.0 million and $27.1 million, respectively.

Mandatory Conversion

        If not earlier converted pursuant to the optional conversion feature, each share of the redeemable convertible preferred stock will automatically convert into shares of common stock at its then effective conversion rate (10.194210419 shares of common stock per share of redeemable convertible preferred stock at December 31, 2007 and 2008), upon the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 in which the net proceeds to the Company are not less than $25.0 million and the shares of common stock are designated for trading on the New York Stock Exchange, the Nasdaq National Market or the American Stock Exchange, or at any time upon the vote to so convert of the holders of at least a majority of the redeemable convertible preferred stock.

Redemption

        If, after seven years of the initial issuance of the redeemable convertible preferred stock, the Company has not consummated a liquidity event or a qualified public offering and the optional conversion feature has not been exercised, the holders of a majority of the redeemable convertible preferred stock will have the right to require the Company to redeem any or all of their redeemable

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

10. Redeemable Convertible Preferred Stock (Series A Convertible Preferred Stock) (Continued)

convertible preferred stock at a price in cash equal to the accreted value, plus any declared, but unpaid dividends.

11. Stock-Based Compensation

        In January 2006, the Company adopted its 2005 Stock Incentive Plan ("2005 Plan") pursuant to which it may award stock options and other stock-based awards. The board of directors of the Company determines eligibility, vesting schedules and exercise prices for options granted under the 2005 Plan. The exercise price of options granted under the 2005 Plan is equal to the fair market value of the Company's common stock as of the date of grant or modification. Options are typically exercisable for a period of ten years after the date of grant, subject to continuing service to the Company.

        With respect to vesting:

  •
  Stock options issued to founders of the Company ("founders' options") become exercisable ratably over a two-year period from the date of grant.

  •
  Time vested options become exercisable as follows: 25% on the first anniversary of the grant date, 2% on each monthly anniversary from months 13 through 45, and 3% on each monthly anniversary from months 46 through 48.

  •
  Performance vested options become exercisable 25% in each year over a four year period if certain performance targets are met by the Company.

  •
  Exit vested options become exercisable only if an "exit event" or "change in control", as defined by the option agreements, occurs.

        All options granted in 2006 and 2007 were pursuant to the 2005 Plan, except for options to purchase an aggregate of 295,088 shares of common stock granted to certain members of management in February 2006. There were no options granted during 2008.

        The Company has recorded $323,000, $106,000 and $1.8 million of compensation expense related to stock options and the modification of a stock-based award for the years ended December 31, 2006, 2007 and 2008, respectively, in accordance with SFAS 123R. As of December 31, 2007 and 2008, there was $146,000 and $57,000, respectively, of unrecognized compensation costs related to time vested options. As of December 31, 2007 and 2008, there was $252,000 and $98,000, respectively, of unrecognized compensation costs related to performance vested options. As of December 31, 2007 and 2008, there was $365,000 and $365,000, respectively, of unrecognized compensation costs related to exit vested options. Unearned stock-based compensation is being amortized over the vesting term using an accelerated graded method in accordance with FASB Interpretation No. 28 (FIN 28). These costs are expected to be recognized over a weighted average period of 2.90 and 2.82 years, at December 31, 2007 and 2008, respectively.

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

11. Stock-Based Compensation (Continued)

        Stock option activity is summarized as follows:

	Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance at December 31, 2006	31,178,312	$0.07
Granted	8,978,516	$0.13
Exercised	(164,983)	$0.07
Forfeitures	(237,415)	$0.07

Balance at December 31, 2007	39,754,430	$0.08	7.34	$1,453,351

Granted	—	$—
Exercised	—	$—
Forfeitures	(30,000)	$0.13

Balance at December 31, 2008	39,724,430	$0.08	6.33	$122,219,518

Vested and expected to vest at December 31, 2007	39,037,625	$0.08	5.21	$1,433,503

Exercisable at December 31, 2007	15,860,936	$0.07	6.51	$791,737

Vested and expected to vest at December 31, 2008	39,155,423	$0.08	6.04	$120,474,683

Exercisable at December 31, 2008	20,757,522	$0.07	5.78	$64,058,353

        The fair value of the options vested at December 31, 2007 and 2008 is $1.9 million and $65.6 million, respectively.

        The weighted average grant-date estimated fair value of options granted during the year ended December 31, 2006 and 2007 was $0.04 and $0.05 per share, respectively. No options were granted during the year ended December 31, 2008. As of December 31, 2008 no options issued under the plan have expired.

        During 2006 and 2007, 532,935 and 114,683 time vested options and 173,031 and 50,300 performance vested options, respectively, were exercised. These options had a total intrinsic value at the time of exercise of $14,000 and $8,000 in 2006 and 2007, respectively. The Company received $12,000 in cash from the exercise of options as of December 31, 2007. No options were exercised in the year ended December 31, 2008. During 2007 and 2008, respectively, 237,415 and 30,000, time and performance vested options were forfeited.

        The Company has reserved 44,383,342 shares of common stock for the exercise of existing stock options and stock options available for grant as of both December 31, 2007 and 2008.

        The fair value of each option award granted during the years ended December 31, 2006 and 2007 was estimated on the date of grant using the Black-Scholes option pricing model. The Company's determination of the fair value of share-based awards is affected by the Company's common stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the expected life of the awards

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

11. Stock-Based Compensation (Continued)

and actual and projected employee stock option exercise behavior with the following weighted average assumptions:

	2006	2007
Risk free interest rate	4.65%	3.55%
Expected dividend yield	—	—
Expected volatility	48.14%	40.72%
Expected life (in years)	6.1	6.1

        The risk-free interest rate is based on the currently available rate on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option converted into a continuously compounded rate. The expected volatility of stock options is based on an average of expected option terms disclosed by a peer group of publicly traded companies comparable to the Company. In evaluating comparability, the Company considered factors such as industry, stage of life cycle and size. The expected life of the Company's options is based on management's estimate. The dividend yield reflects the fact that the Company has never declared or paid any cash dividends and does not currently anticipate paying cash dividends in the future.

        During 2006, the Company modified certain option awards granted in previous years to 15 individuals by reducing the exercise price from $0.25 to $0.07. No other terms of the awards were modified. The fair value of each option award modified during the year ended December 31, 2006 was estimated on the date of modification based upon the increase in fair value from the original grant date, as calculated using the Black-Scholes option pricing model. The total incremental compensation cost recorded as a result of the modification was $228,000 and $52,000 for the years ended December 31, 2006 and 2007, respectively.

Award Modification

        As discussed in Note 15, "Related Party Transactions," Ryan Craig, a director of the Company, entered into an agreement with Warburg Pincus in August 2004 to serve on the Company's board of directors and to serve as a consultant in 2004 to the Company on behalf of Warburg Pincus. Under this agreement, Mr. Craig was to receive a portion of the proceeds from Warburg Pincus upon a liquidity event in an amount to be determined based on proceeds to Warburg Pincus from their holdings of the Company's common and preferred stock. This agreement was superceded by a new arrangement in December 2008 under which Mr. Craig received 504,342 shares of the Company's common stock from Warburg Pincus in January 2009. Under the new arrangement, Mr. Craig will receive no further cash payment upon a liquidity event. Because the consideration to be received by Mr. Craig is based on the fair value of the Company's stock and was earned by providing services to the Company, the Company has recognized the transaction as stock-based compensation expense and a capital contribution from Warburg Pincus. The new arrangement in December 2008 was accounted for as an improbable-to-probable modification of vesting conditions in accordance with SFAS 123R. The incremental stock-based compensation expense resulting from the modification, based on the fair value of the Company's common stock at December 31, 2008, was $1.6 million. As the award was for past services, the stock-based compensation expense was recorded at the time of the modification in December 2008.

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

11. Stock-Based Compensation (Continued)

Common Stock Valuations

        The exercise prices of stock options granted prior to January 2008 were determined by the Company's board of directors based on the estimated fair value of the underlying common stock. The common stock valuations were based on the combination of an income approach and a market value approach, which were used to estimate the total value of the company. The income approach is an estimate of the present value of the future monetary benefits expected to flow to the owners of a business. It requires a projection of the cash flows that the business is expected to generate. These cash flows are converted to a present value, using a rate of return that accounts for the time value of money after factoring in certain risks inherent in the business. Under the market approach, the value of the Company is estimated by comparing our business to similar businesses whose securities are actively traded in public markets. Valuation multiples are derived from the prices at which the securities trade in public markets and the companies' underlying financial metrics. The valuation multiples are then applied to the equivalent financial metrics of our business. Valuation multiples may be adjusted to account for differences between our company and similar companies for such factors as company size, growth prospects or diversification of operations. The Company then used that enterprise value to estimate the fair value of its common stock in the context of the capital structure as of each valuation date. The valuations were based on estimates and assumptions. If different estimates and assumptions had been used, the valuations could have been different.

        During 2006 and 2007, the Company granted options to purchase the Company's common stock on dates that generally fell on or near the dates of the valuations.

12. Warrants

        From time to time, the Company has issued warrants to purchase common stock to various consultants, licensors and lenders. Each warrant represents the right to purchase one share of common stock. No warrants were granted during the years ended December 31, 2006, 2007 or 2008.

        The following table summarizes information with respect to all warrants outstanding as of December 31, 2007 and 2008:

Exercise Price	Warrants outstanding	Expiration Date
$0.25	3,324,741	2013-2015
$0.50	1,302,547	2013
$0.63	1,375,000	2013
$0.65	175,000	2013
$1.00	750,000	2013
$2.00	173,307	2013

        As of December 31, 2007 and 2008, all 7,100,595 outstanding warrants were exercisable.

13. Income Taxes

        Under SFAS No. 109, Accounting for Income Taxes, the asset and liability method is used in accounting for taxes. Under this method, deferred income tax assets and liabilities result from

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes (Continued)

temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in tax and deductions in future years.

        The components of income tax expense are as follows (in thousands):

	Year Ended December 31,
	2006	2007	2008
Current:
Federal	—	$123	$9,837
State	—	41	2,892

	—	$164	$12,729

Deferred:
Federal	—	—	$(4,292)
State	—	—	(1,366)

	—	—	$(5,658)

Total	—	$164	$7,071

        There were no deferred items in income tax expense for the year ended December 31, 2007. No current or deferred provision was recorded for the year ended December 31, 2006 due to the net operating loss in that year.

        Deferred tax assets and liabilities are comprised of the following (in thousands):

	As of December 31,
	2006	2007	2008
Deferred tax asset:
Net operating loss	$7,495	$5,072	$838
Fixed assets	371	225	—
Bad debt	377	616	2,943
Vacation accrual	70	230	527
Stock-based compensation	125	172	879
Deferred rent	151	804	1,263
State tax	—	—	904
Tax credits	—	150	8
Contribution carry forward	12	—	—
Other	3	14	3

Total deferred tax assets	8,604	7,283	7,365
Valuation allowance	(8,604)	(7,283)	—
Net deferred tax assets	—	—	7,365

Deferred tax liabilities:
Fixed assets and intangibles	(543)	(556)	(2,265)

Total net deferred tax assets	$(543)	$(556)	$5,100

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes (Continued)

        The Company periodically assesses the likelihood that it will be able to recover its deferred tax assets. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible profits. At December 31, 2007, principally because of the lack of consistent earnings history, the Company had concluded that it was more-likely-than-not that its net deferred tax assets would not be realized. However, based upon the earnings results at March 31, 2008, as well as the projected income for the remainder of 2008 and 2009, the Company concluded that it is more-likely-than-not that its net deferred tax assets will be realized. Accordingly, the total valuation allowance of $7.3 million at December 31, 2007 was fully reversed by December 31, 2008, primarily as a reduction to income tax expense.

        At December 31, 2008, the Company had federal net operating loss carry forwards of $1.0 million and state net operating loss carry forwards of $8.5 million, which are available to offset future taxable income. The federal net operating loss carry forwards will begin to expire in 2020. The state net operating loss carry forwards will begin to expire in 2016. During 2008 the State of California enacted legislation which limits the use of operating loss and tax credit carryforwards to offset income for years 2008 and 2009.

        Pursuant to Internal Code Section 382, use of our net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period. We have performed a Section 382 analysis through December 31, 2008 and have determined that there is no material effect on our net operating loss carryforwards.

        A reconciliation of the income tax (benefit) expense computed using the U.S. federal statutory tax rate (34%, 34% and 35% for the years ended December 31, 2006, 2007 and 2008) and the Company's provision for income taxes follows (in thousands):

	As of December 31,
	2006	2007	2008
Computed expected federal tax (benefit) expense	$(1,751)	$1,174	$11,725
State taxes, net of federal benefit	(244)	184	1,803
Permanent differences	50	149	121
Other	39	(24)	150
Valuation allowance	1,906	(1,319)	(6,728)

	$—	$164	$7,071

        In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions.

        The accrual for uncertain tax positions can result in a difference between the estimated benefit recorded in the Company's financial statements and the benefit taken or expected to be taken in the Company's income tax returns. This difference is generally referred to as an "unrecognized tax benefit."

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes (Continued)

        The Company is subject to the provisions of FIN 48 as of January 1, 2008, and has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. Upon adoption, the Company had no material additions to its accrual for uncertain tax positions as a result of the implementation of FIN 48.

        A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Unrecognized tax benefits at January 1, 2008	$—
Gross increases—tax positions in prior period	—
Gross decreases—tax positions in prior period	—
Gross increases—current period tax positions	2,743
Settlements	—
Lapse of statute of limitations	—

Unrecognized tax benefits balance at December 31, 2008	$2,743

        Included in the amount of unrecognized tax benefits at December 31, 2008 is $0.3 million of tax benefits that, if recognized, would affect the Company's effective tax rate. Also included in the balance of unrecognized tax benefits at December 31, 2008 is $2.4 million of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred tax assets. These amounts represent positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred income tax accounting, other than for interest, the disallowance of the shorter deductibility period would not affect the effective income tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

        The Company recognizes interest related to uncertain tax positions in income tax expense. As of January 1, 2008 and December 31, 2008, the Company had approximately $0 and $0.2 million of accrued interest, before any tax benefit, related to uncertain tax positions, respectively.

        The tax years 2003-2008 remains open to examination by major taxing jurisdictions to which the Company is subject. The Company expects that as much as $2.2 million of the unrecognized tax benefits for uncertain positions taken in previous years may decrease within the next twelve months. However, this decrease is not expected to impact the effective tax rate.

        The Company's continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense.

14. Regulatory

        The Company is subject to extensive regulation by federal and state governmental agencies and accrediting bodies. In particular, the Higher Education Act and the regulations promulgated thereunder by the Department of Education subject the Company to significant regulatory scrutiny on the basis of numerous standards that schools must satisfy in order to participate in the various federal student financial assistance programs under Title IV of the Higher Education Act.

        To participate in Title IV programs, an institution must be authorized to offer its programs of instruction by the relevant agency of the state in which it is located, accredited by an accrediting agency

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

14. Regulatory (Continued)

recognized by the Department of Education and certified as eligible by the Department of Education. The Department of Education will certify an institution to participate in Title IV programs only after the institution has demonstrated compliance with the Higher Education Act and the Department of Education's extensive regulations regarding institutional eligibility. An institution must also demonstrate its compliance to the Department of Education on an ongoing basis. As of December 31, 2007 and 2008, management believes the Company is in compliance with the applicable regulations in all material respects.

        The Higher Education Act requires accrediting agencies to review many aspects of an institution's operations in order to ensure that the education offered is of sufficiently high quality to achieve satisfactory outcomes and that the institution is complying with accrediting standards. Failure to demonstrate compliance with accrediting standards may result in the imposition of probation, the requirements to provide periodic reports, the loss of accreditation or other penalties if deficiencies are not remediated.

        For each federal fiscal year, the Department of Education calculates a rate of student defaults for each educational institution which is known as a "cohort default rate." An institution may lose its eligibility to participate in some or all Title IV programs if, for each of the three most recent federal fiscal years, 25% or more of its students who became subject to a repayment obligation in that federal fiscal year defaulted on such obligation by the end of the following federal fiscal year. In addition, an institution may lose its eligibility to participate in some or all Title IV programs if its cohort default rate exceeds 40% in the most recent federal fiscal year for which default rates have been calculated by the Department of Education. Ashford University's cohort default rates for the 2004, 2005 and 2006 federal fiscal years, the three most recent years for which information is available, were 2.4%, 4.1% and 4.1%, respectively. The cohort default rates for the University of the Rockies for the 2004, 2005 and 2006 federal fiscal years, the three most recent years for which information is available, were 5.5%, 0.0% and 0.0%, respectively.

        The Department of Education calculates the institution's composite score for financial responsibility based on its (i) equity ratio, which measures the institution's capital resources, ability to borrow and financial viability; (ii) primary reserve ratio, which measures the institution's ability to support current operations from expendable resources; and (iii) net income ratio, which measures the institution's ability to operate at a profit. An institution that does not meet the Department of Education's minimum composite score may demonstrate its financial responsibility by posting a letter of credit in favor of the Department of Education and possibly accepting other conditions on its participation in the Title IV programs.

        As of and for the year ended December 31, 2007, Ashford University did not meet the composite score standard prescribed by the Department of Education and was required to post a letter of credit in favor of the Department of Education equal to 10% of total Title IV funds received in 2007, to accept provisional certification to participate in Title IV programs and to conform to the requirements of the heightened cash monitoring level one method of payment. Under the heightened cash monitoring level one method of payment, the Company may not draw down Title IV funds until they are disbursed to students. Ashford University has posted the required letter of credit in the amount of $12.1 million, which will remain in effect through September 30, 2009.

        For the fiscal year ended July 31, 2007, the University of the Rockies did not meet the composite score standard prescribed by the Department of Education and was required to post a letter of credit

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

14. Regulatory (Continued)

in favor of the Department of Education equal to 30% of total Title IV funds received in the fiscal year ending July 31, 2007, to accept provisional certification to participate in Title IV programs and to conform to the regulations of heightened cash monitoring level one method of payment. The University of the Rockies has posted the required letter of credit in the amount of $0.7 million, which will remain in effect through June 30, 2009.

        Pursuant to a provision of the Higher Education Act, a for-profit institution loses its eligibility to participate in Title IV programs if the institution derives more than 90% of its revenues form Title IV program funds. In 2007 and 2008, Ashford University derived 83.9% and 86.8%, respectively, and the University of the Rockies derived 61.9% and 80.8%, respectively, of their respective revenues (in each case calculated on a cash basis in accordance with applicable Department of Education regulations) from Title IV programs.

        An institution participating in Title IV programs must correctly calculate the amount of unearned Title IV program funds that have been disbursed to students who withdraw from their educational programs before completion and must return those unearned funds in a timely manner, generally within 45 days of the date the school determines that the student has withdrawn. Under Department of Education regulations, failure to make timely returns of Title IV program funds for 5% or more of students sampled on the institution's annual compliance audit can result in an institution having to post a letter of credit in an amount equal to 25% of its prior year Title IV returns. If unearned funds are not properly calculated and returned in a timely manner, an institution is also subject to monetary liabilities or an action to impose a fine or to limit, suspend or terminate its participation in Title IV programs.

        For the year ended December 31, 2007, Ashford University exceeded the threshold of 5% for late refunds sampled due to human error. As a result, the Company is required to post a letter of credit in favor of the Department of Education equal to 25% of the total refunds in 2007. Ashford University notified the Department of Education of its intention to post this letter of credit, but was advised by the Department of Education that such posting was unnecessary because the letter of credit in place due to our composite score noted above was in excess of the amount required for late refunds.

        Because the Company operates in a highly regulated industry, it, like other industry participants, may be subject from time to time to investigations, claims of noncompliance or lawsuits by governmental agencies or third parties, which allege statutory violations, regulatory infractions or common law causes of action. While there can be no assurance that regulatory agencies or third parties will not undertake investigations or make claims against the Company, or that such claims, if made, will not have a material adverse effect on the Company's business, results of operations or financial condition, management believes it has materially complied with all regulatory requirements.

15. Related Party Transactions

Director Agreement

        As discussed further under Award Modification in Note 11, "Stock-Based Compensation," Ryan Craig, a director of the Company, entered into an agreement with Warburg Pincus in August 2004 to serve on the Company's board of directors and to serve as a consultant in 2004 to the Company on behalf of Warburg Pincus. Under this agreement, Warburg Pincus agreed to compensate Mr. Craig from its equity ownership in the Company upon a liquidity event, which was deemed not to be

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

15. Related Party Transactions (Continued)

probable. This agreement was amended in December 2008. For his director services from August 2004 to August 2008, Mr. Craig earned the right to receive 198,516 shares of the Company's common stock from Warburg Pincus. In his role as a consultant to the Company in 2004, Mr. Craig earned the right to receive 305,826 shares of the Company's common stock from Warburg Pincus. Mr. Craig received an aggregate amount of 504,342 shares of the Company's common stock in January 2009 from Warburg Pincus. Based on the fair value of the Company's common stock on December 31, 2008, the Company recorded stock-based compensation expense of $1.6 million for the fair value of these shares.

November 2003 Loan from Warburg Pincus to the Company's CEO and President

        In November 2003, Warburg Pincus loaned $75,000 to Andrew Clark the Company's CEO and President to finance Mr. Clark's purchase of 75,000 shares of redeemable convertible preferred stock from the Company. In connection with such loan, Mr. Clark entered into a Secured Recourse Promissory Note and Pledge Agreement with Warburg Pincus which provided that the principal amount due under the note would accrue simple interest at a rate of 8% per year until November 26, 2005, the maturity date, after which time interest would accrue at a penalty rate of 16% per year, compounded monthly. The loan was secured by 75,000 shares of Series A Convertible Preferred Stock held by Mr. Clark. Mr. Clark repaid the loan in full on March 10, 2009, at which time the amount due under the note was $146,740 (including accrued interest of $71,740).

Line of Credit with Warburg Pincus

        In March 2007, the Company entered into a line of credit with Warburg Pincus under which we could borrow and repay up to $3.0 million in principal at any time prior to March 2008. Under the line of credit, interest accrued at the prime rate plus 1.50% per annum. During 2007, the Company borrowed a total of $2.0 million under the line of credit. As of December 31, 2007, all amounts were repaid and the line of credit was cancelled. The Company paid a total of $98,000 in interest under the line of credit before it was cancelled.

Warburg Pincus Guarantee

        In May 2004, Warburg Pincus entered into a guarantee in favor of a postsecondary college in the Connecticut state college system pursuant to which it agreed to guarantee the Company's obligations to such college arising from an agreement the Company entered into with such college in May 2004. No amounts have been paid under the guarantee. The maximum amount payable under the guarantee was $1.0 million from May 2004 to June 2006 and $500,000 from June 2006 to December 2006. Since January 2007, the maximum amount payable under the guarantee is $100,000. The Company has not recognized a liability for this guarantee as of December 31, 2007 or 2008.

Indemnification Agreements

        The Company's certificate of incorporation and bylaws require the Company to indemnify its directors and executive officers to the fullest extent permitted by Delaware law. The Company has entered into indemnification agreements with each of its directors and executive officers.

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

16. Qualified Retirement Plan

        The Company maintains an employee savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the savings plan, participating employees may contribute a portion of their pre-tax earnings up to the Internal Revenue Service annual contribution limit. Additionally, the Company may elect to make matching contributions into the savings plan at its sole discretion. The Company's total contributions to the 401(k) plan were $110,000, $119,000 and $23,000 for the years ended December 31, 2006, 2007 and 2008, respectively.

17. Commitments and Contingencies

        From time to time, the Company is a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. As of December 31, 2008, the Company is not a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. When the Company becomes aware of a claim or potential claim, it assesses the likelihood of any loss or exposure. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, the Company records a liability for the loss. If the loss is not probable or the amount of the loss cannot be reasonably estimated, the Company discloses the nature of the specific claim if the likelihood of a potential loss is reasonably possible and the amount involved is material.

18. Concentration of Risk

Concentration of Credit Risk

        In 2008, Ashford University derived 86.8% and the University of the Rockies derived 80.8% of their respective revenues (in each case calculated on a cash basis in accordance with applicable Department of Education regulations) from Title IV programs. Title IV programs are subject to political and budgetary considerations and are subject to extensive and complex regulations. The Company's administration of these programs is periodically reviewed by various regulatory agencies. Any regulatory violation could be the basis for the initiation of potentially adverse actions including a suspension, limitation, or termination proceeding, which could have a material adverse effect on the Company's enrollments, revenues and results of operations.

        Students obtain access to federal student financial aid through a Department of Education prescribed application and eligibility certification process. Student financial aid funds are generally made available to students at prescribed intervals throughout their predetermined expected length of study. Students typically apply the funds received from the federal financial aid programs first to pay their tuition and fees. Any remaining funds are distributed directly to the student.

        The Company maintains its cash and cash equivalents accounts in financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company performs ongoing evaluations of these institutions to limit its concentrations risk exposure.

Concentration of Sources of Supply

        The Company is dependent on a third party provider for its online platform, which includes a learning management system, which stores, manages and delivers course content, enables assignment

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

18. Concentration of Risk (Continued)

uploading, provides interactive communication between students and faculty and supplies online assessment tools. The partial or complete loss of this source may have a material adverse effect on the Company's consolidated financial statements.

19. Subsequent Events

Stockholder Dispute

        Two holders of the Company's common stock asserted in February 2009 that the Company took various actions in violation of their legal rights which resulted in an unfair dilution of their interests as holders of shares of common stock. The Company is engaged in discussions with the stockholders, through counsel, in an effort to resolve the concerns of the stockholders without litigation. While the Company believes the claims of the stockholders are without merit and intends to defend vigorously any litigation that is commenced, no assurance can be given that this matter will not have a material adverse effect on the Company's financial condition, results of operation or cash flows. The Company currently believes that a loss contingency from the purported stockholder action is neither remote nor probable and the amount of potential loss cannot be reliably estimated at this time. Therefore the Company has not recorded any related loss contingency amounts as of December 31, 2008.

20. Subsequent Events (Unaudited)

Acceleration of Exit Options

        Certain members of the Company's management team have been awarded "exit options" to purchase an aggregate of 11,870,755 shares of common stock. Under their original terms, the exit options are scheduled to vest upon (i) a change in control of the Company (as defined in the option agreement) or (ii) a "liquidity event" (as defined in the option agreement), subject in each case to the optionee's continued service through the date of the change in control or liquidity event. Additionally, for vesting to occur, Warburg Pincus must receive proceeds from such change in control or liquidity event that are equal to or greater than, as of the date of the transaction, four times the aggregate purchase price that Warburg Pincus paid for the equity securities being sold. Under the original terms of the options, the portion of the exit options scheduled to vest upon a liquidity event is determined by multiplying the number of shares underlying the exit option by the relative percentage of our equity securities that Warburg Pincus sells in connection with the liquidity event.

        On March 28, 2009, the Company's board of directors amended the exit options to add an additional vesting condition so that the number of shares underlying the options that would not have vested upon the closing of the Company's initial public offering, under the original terms of the options, will vest in full upon the closing of such offering. This additional vesting condition constitutes a modification under SFAS 123R. To the extent the exit option vests under the original vesting conditions, the original grant date fair value will be recorded on the vesting date; and to the extent the exit option vests under the additional vesting condition, the modification date fair value will be recorded on the vesting date.

        The compensation expense that will be recorded for the exit options upon completion of this offering is estimated to be $31.1 million in the aggregate ($0.1 million related to the portion of the exit options vesting under the original vesting conditions and $31.0 million related to the portion of the exit options vesting under the additional vesting condition), assuming the sale by Warburg Pincus of 15% of

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

20. Subsequent Events (Unaudited) (Continued)

its ownership of the Company's common stock (as-converted) in the Company's initial public offering. Such compensation expense will be allocated to the expense category in which the optionee's regular compensation is recorded.

Settlement of Stockholder Dispute

        As discussed in Note 19, "Subsequent Events—Stockholder Dispute," in February 2009, certain holders of common stock and warrants to purchase common stock asserted various claims against the Company, its directors and officers and Warburg Pincus based primarily on allegations of breach of fiduciary duty and violations of corporate governance requirements involving amendments to the Company's certificate of incorporation made in connection with financings in 2005 and by certain stock options granted by the Company to its employees. On March 29, 2009, the Company reached a settlement with the claimants regarding these claims. The terms of the settlement were approved by the Company's board of directors upon the recommendation of a special committee comprised of independent directors not affiliated with Warburg Pincus.

        In exchange for a general release of claims against the Company, its directors and officers and Warburg Pincus, the Company and Warburg Pincus signed settlement agreements with the claimants pursuant to which the Company agreed:

  •
  to issue an aggregate of 3,195,455 shares of common stock to the holders of common stock as of July 27, 2005, of which the claimants held approximately 90%;

  •
  to make a cash payment to holders of warrants to purchase common stock as of July 27, 2005 (other than holders who have been the Company's employees, or related to the Company's employees) in an amount equal to $0.14 per share of common stock underlying each such warrant, resulting in a total cash payment of $433,000, of which the claimants would receive approximately 59%;

  •
  to amend the Amended and Restated Registration Rights Agreement dated January 9, 2009 (Registration Rights Agreement), among the Company, Warburg Pincus and certain other security holders, to provide that the shares of common stock to be sold in the Company's initial public offering would be allocated (i) first, to the Company, (ii) second, to members of the Company's management team (in an amount not to exceed 10% of each member's vested holdings as of April 30, 2009, assuming the vesting in full of all exit options held by such members as of that date), (iii) third, to all holders of common stock and warrants that are parties to the Registration Rights Agreement except Warburg Pincus (in an amount not to exceed 50% of the "Registrable Securities" held by such holders) and (iv) fourth, to Warburg Pincus; and

  •
  to pay the reasonable fees and expenses of counsel to the security holders, not to exceed $50,000.

The settlement did not constitute an admission of guilt or liability on the Company's part or on the part of Warburg Pincus or any of the Company's officers or directors.

        The Company is notifying the other holders of common stock and other holders of warrants to purchase shares of common stock, in each case as of July 27, 2005, regarding these claims, the settlement terms and their ability to participate in the settlement, and the Company expects that all

Bridgepoint Education, Inc.

Notes to Consolidated Financial Statements (Continued)

20. Subsequent Events (Unaudited) (Continued)

such holders will ultimately sign settlement agreements. While the Company is working vigorously to have such agreements signed by the other holders, the Company cannot guarantee that all such holders will do so. Each such holder who signs the settlement agreement will be treated on the same basis as the claimants. If any other such holder elects not to participate in the settlement, the portion of the settlement consideration otherwise payable to such holder will not be paid, and such holder will be entitled to bring legal action against the Company based on the claims raised in the dispute; however, the Company does not believe this would result in any material liability to the Company in excess of the amount the Company has reserved for the settlement with such holders.

        The Company expects to record a total expense of $10.6 million in the first quarter of 2009 related to the stockholder dispute. The amount recorded will include a non-cash expense of approximately $10.1 million related to the issuance of 3,195,455 shares of common stock (2,871,418 shares to claimants that have signed settlement agreements and 324,037 shares to the remaining common stockholders of record or their transferees as of July 27, 2005) based on the estimated fair value of the Company's common stock on the date of settlement.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by the registrant. All of such fees and expenses, except for the SEC registration fee, are estimated:

SEC registration fee	$9,039
FINRA filing fee	23,500
NYSE listing fee	250,000
Transfer agent's fees and expenses	16,000
Legal fees and expenses	*
Printing fees and expenses	*
Accounting fees and expenses	1,900,000
Miscellaneous fees and expenses	*

Total	*

    *
    Estimate

Item 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. The registrant's current certificate of incorporation and bylaws, as well as the certificate of incorporation and bylaws that will be in effect upon the closing of the registrant's initial public offering, will require the registrant to indemnify its directors and officers to the fullest extent permitted by Delaware law.

        Additionally, as permitted by Delaware law, the registrant has entered into indemnification agreements with each of its directors and officers that require the registrant to indemnify such persons, to the fullest extent authorized or permitted under Delaware law, against any and all costs and expenses (including attorneys', witness or other professional fees) actually and reasonably incurred by such persons in connection with the investigation, defense, settlement or appeal of any action, hearing, suit or other proceeding, whether pending, threatened or completed, to which any such person may be made a witness or a party by reason of (1) the fact that such person is or was a director, officer, employee or agent of the registrant or its subsidiaries, whether serving in such capacity or otherwise acting at the request of the registrant or its subsidiaries and (2) anything done or not done, or alleged to have been done or not done, by such person in that capacity. The indemnification agreements also require the registrant to advance expenses incurred by directors and officers within 20 days after receipt of a written request, provided that such persons undertake to repay such amounts if it is ultimately determined that they are not entitled to indemnification. Additionally, the agreements set forth certain procedures that will apply in the event of a claim for indemnification thereunder, including a presumption that directors and officers are entitled to indemnification under the agreements, and that the registrant has the burden of proof to overcome that presumption in reaching any contrary determination. The registrant is not required to provide indemnification under the agreements for certain matters, including: (1) indemnification beyond that permitted by Delaware law; (2) indemnification for liabilities for which the officer or director is reimbursed pursuant to such insurance as may exist for such person's benefit; (3) indemnification related to disgorgement of profits under Section 16(b) of the Securities Exchange Act of 1934; (4) in connection with certain proceedings initiated against the registrant by the director or officer; or (5) indemnification for settlements the director or officer enters into without the registrant's written consent. The indemnification agreements require the registrant to maintain directors' and officers' insurance in full force and effect while any director or officer continues to serve in such capacity, and so long as any such person may incur costs and expenses related to legal proceedings as described above.

Item 15.    Recent Sales of Unregistered Securities.

        Set forth below is information regarding securities sold by the registrant in the past three years which were not registered under the Securities Act.

        In January 2009, the registrant issued an aggregate of 504,342 shares of common stock to Warburg Pincus upon the conversion of 49,473.38 shares of Series A Convertible Preferred Stock. The shares were offered and sold without registration under the Securities Act in reliance upon the exemption provided by Section 3(a)(9) thereunder.

        In February 2009, the registrant issued to William C. Turner, Trustee of the Turner Trust dated 1/7/82, as amended, 250,000 shares of common stock upon the exercise of a warrant at an exercise price of $0.25 per share. The registrant concluded the investor qualified as an accredited investor under Rule 501(a) based on representations made by the investor at the time of sale. The shares were offered and sold in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

        In March 2009, pursuant to a settlement agreement, the registrant agreed to issue to certain existing investors an aggregate of 3,195,455 shares of common stock in exchange for a release of claims against the registrant. The registrant concluded each investor qualified as an accredited investor under Rule 501(a) based on representations made by the investors in the settlement agreement. The shares were offered and sold in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

Stock Option Awards

  •
  As of March 1, 2009, under its 2005 Amended and Restated Stock Incentive Plan, or 2005 Plan, the registrant had outstanding stock options to directors, officers, employees and consultants to purchase an aggregate of 39,429,342 shares of common stock with a weighted average exercise price of $0.08 per share and had issued 870,949 shares of common stock for an aggregate purchase price of $60,966 upon exercise of options awarded under the 2005 Plan. The stock option grants and the common stock issuances described in this paragraph were made pursuant to written compensatory plans or agreements in reliance on the exemption provided by Rule 701 promulgated under the Securities Act.

  •
  As of March 1, 2009, the registrant had outstanding stock options issued outside of the 2005 Plan to certain employees to purchase an aggregate of 295,088 shares of common stock with an exercise price of $0.07 per share. The registrant concluded each of such employees qualified as an accredited investor under Rule 501(a) of Regulation D promulgated under the Securities Act based on representations made by the employees at the time of award. The stock option grants were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

With respect to the stock option grants that were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder: (i) no underwriters were involved in the issuances of securities; (ii) each security holder represented to us in connection with the grant of stock options that the security holder was acquiring the securities for investment and not distribution, that security holders could bear the risks of the investment and could hold the securities for an indefinite period of time; (iii) the security holders received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration; and (iv) the issuance of these securities were made without general solicitation or advertising.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.
2.1**	Purchase and Sale Agreement dated December 3, 2004, as amended, among The Franciscan University of the Prairies, the Sisters of St. Francis and the registrant.
2.2**	Asset Purchase and Sale Agreement dated September 12, 2007 between the Colorado School of Professional Psychology and the registrant.
3.1**	Fourth Amended and Restated Certificate of Incorporation of the registrant, as currently in effect.
3.2*	Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation.
3.3**	Form of Fifth Amended and Restated Certificate of Incorporation of the registrant to be effective upon completion of this offering.
3.4**	Second Amended and Restated Bylaws of the registrant.
4.1	Specimen of Stock Certificate.
4.2**	Registration Rights Agreement dated November 26, 2003 among Warburg Pincus, Andrew S. Clark, the registrant and other persons named therein.
4.3	Stockholders' Agreement dated November 26, 2003, as amended, among Warburg Pincus, Andrew S. Clark, the registrant and other persons named therein.
4.4	Amended and Restated Registration Rights Agreement dated January 7, 2009, as amended, along with a form of Adoption Agreement among the registrant and the other persons named therein.
4.5**	Form of Warrant A.
4.6**	Form of Warrant B.
4.7**	Form of Warrant C.
4.8**	Form of Warrant D.
4.9**	Form of Warrant E.
4.10**	Form of Warrant F.
4.11**	Form of Warrant G.
4.12**	Table of Warrants Granted.
5.1*	Opinion of Sheppard, Mullin, Richter & Hampton LLP.
10.1**	Amended and Restated 2005 Stock Incentive Plan.
10.2**	2005 Stock Incentive Plan—Form of Stock Option Agreement and Notice of Option Grant for Founders.
10.3**	2005 Stock Incentive Plan—Form of Stock Option Agreement and Notice of Option Grant for Charlene Dackerman, Jane McAuliffe, Ross Woodard and other non-executive employees.
10.4**	2005 Stock Incentive Plan—Form of Stock Option Agreement and Notice of Option Grant for Andrew S. Clark, Daniel J. Devine, Rodney T. Sheng and Christopher L. Spohn.
10.5**	2009 Stock Incentive Plan.
10.6**	Employee Stock Purchase Plan.
10.7**	Independent Contractor Agreement, as amended, between Robert Hartman and the registrant.
10.8**	Form of Indemnification Agreement.
10.9**	Loan and Security Agreement dated April 12, 2004, as amended, between Comerica Bank, Bridgepoint Education Real Estate Holdings, LLC and the registrant.
10.10**	Grid Note dated March 12, 2007 between Warburg Pincus Private Equity VIII, L.P. and the registrant.
10.11**	Nominating Agreement between Warburg Pincus and the registrant.

Exhibit Number	Description of Document
10.12**	2005 Stock Incentive Plan—Form of Stock Option Agreement and Notice of Option Grant for Robert Hartman.
10.13†**	Amended and Restated 2005 Stock Incentive Plan—Form of Stock Option Agreement and Notice of Option Grant for Charlene Dackerman, Jane McAuliffe, Ross Woodard and other non-executive employees.
10.14†**	Amended and Restated 2005 Stock Incentive Plan—Form of Stock Option Agreement and Notice of Option Grant for Andrew S. Clark, Daniel J. Devine, Rodney T. Sheng and Christopher L. Spohn.
10.15†	Office Lease dated January 31, 2008 between Kilroy Realty, L.P. and the registrant related to the premises located at 13480 Evening Creek, San Diego, California.
10.16†	Office Lease and Sublease Agreements related to the premises located at 13500 Evening Creek, San Diego, California.
10.17†**

Standard Form Modified Gross Office Lease dated October 22, 2008, and addendum, between Sunroad Centrum Office I, L.P. and the registrant related to the premises located at 8620 Spectrum Center Lane, San Diego, California.

10.18†**	Office Lease and Amendments related to the University of the Rockies Campus located in Colorado Springs, Colorado.
10.19†**	Commercial Net Lease dated January 26, 2007, as amended, between Frye Development, Inc. and Center Leaf Partners, LLC.
10.20†	Blackboard License and Services Agreement dated December 23, 2003, as amended, between Blackboard, Inc. and Ashford University, LLC.
10.21†	Software License Agreement and Campuscare Support Agreement between Campus Management Corp. and the registrant.
10.22†	General Services Agreement dated January 1, 2009 between Affiliated Computer Services, Inc. and Ashford University, LLC.
10.23†	General Services Agreement dated January 1, 2009 between Affiliated Computer Services, Inc. and University of the Rockies, LLC.
10.24**	Employment Agreement between Andrew S. Clark and the registrant.
10.25**	Employment Agreement between Daniel J. Devine and the registrant.
10.26**	Employment Agreement between Christopher L. Spohn and the registrant.
10.27**	Employment Agreement between Rodney T. Sheng and the registrant.
10.28**	Offer Letter to Diane Thompson.
10.29**	Offer Letter to Thomas Ashbrook.
10.30**	Offer Letter to Dale Crandall.
10.31**	Executive Severance Plan.
10.32**	Form of Severance Agreement under the Executive Severance Plan.
10.33	Amendment to Stock Option Award under Amended and Restated 2005 Stock Incentive Plan.
16.1**	Letter from Clifton Gunderson LLP, Independent Registered Public Accounting Firm.
21.1**	List of subsidiaries of the registrant.
23.1*	Consent of Sheppard, Mullin, Richter & Hampton LLP.
23.2	Consent of Independent Registered Public Accounting Firm.
24.1**	Power of Attorney.

*
To be filed by amendment.

**
Previously filed.

†
Portions of this exhibit have been omitted pursuant to a request for confidential treatment and the non-public information has been filed separately with the SEC.

(b)
Financial Statement Schedules.

        Below is Schedule II—Valuation and Qualifying Accounts. All other consolidated financial statement schedules are omitted because they are not applicable or the information is included in the consolidated financial statements or related notes.

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Board of Directors and Stockholders of Bridgepoint Education, Inc.:

        Our audits of the consolidated financial statements referred to in our report dated March 19, 2009, appearing in the Registration Statement on Amendment No. 4 to Form S-1 of Bridgepoint Education, Inc. also included an audit of the financial statement schedule listed in Schedule II of this Registration Statement on Amendment No. 4 to Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Diego, California
March 19, 2009

SCHEDULE II

Valuation and Qualifying Accounts

	Balance at Beginning of Year	Expense	Deductions(1)	Balance at End of Year
	(In thousands)
Allowance for doubtful accounts receivable:
Year ended December 31, 2006	$973	971	(11)	$1,933
Year ended December 31, 2007	$1,933	4,731	(648)	$6,016
Year ended December 31, 2008	$6,016	13,431	(1,201)	$18,246
Valuation allowance for deferred tax assets:
Year ended December 31, 2006	$6,697	1,907	—	$8,604
Year ended December 31, 2007	$8,604	—	(1,321)	$7,283
Year ended December 31, 2008	$7,283	—	(7,283)	—

(1)
Deductions represent accounts written off, net of recoveries or reversals of the allowance for deferred tax assets.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

        The undersigned registrant hereby undertakes that:

  (1)
  for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

  (2)
  for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on March 30, 2009.

BRIDGEPOINT EDUCATION, INC.
By:	/s/ ANDREW S. CLARK Andrew S. Clark CEO and President

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to Form S-1 Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name		Title	Date

/s/ ANDREW S. CLARK Andrew S. Clark		CEO and President (Principal Executive Officer) and a Director	March 30, 2009
/s/ DANIEL J. DEVINE Daniel J. Devine		Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 30, 2009
Directors:
Ryan Craig Dale Crandall Patrick T. Hackett Robert Hartman Adarsh Sarma
By:	/s/ ANDREW S. CLARK Andrew S. Clark Attorney-in-Fact		March 30, 2009

 INDEX TO EXHIBITS

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.
2.1**	Purchase and Sale Agreement dated December 3, 2004, as amended, among The Franciscan University of the Prairies, the Sisters of St. Francis and the registrant.
2.2**	Asset Purchase and Sale Agreement dated September 12, 2007 between the Colorado School of Professional Psychology and the registrant.
3.1**	Fourth Amended and Restated Certificate of Incorporation of the registrant as currently in effect.
3.2*	Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation.
3.3**	Form of Fifth Amended and Restated Certificate of Incorporation of the registrant to be effective upon completion of this offering.
3.4**	Second Amended and Restated Bylaws of the registrant.
4.1	Specimen of Stock Certificate.
4.2**	Registration Rights Agreement dated November 26, 2003 among Warburg Pincus, Andrew S. Clark, the registrant and other persons named therein.
4.3	Stockholders' Agreement dated November 26, 2003, as amended, among Warburg Pincus, Andrew S. Clark, the registrant and other persons named therein.
4.4	Amended and Restated Registration Rights Agreement dated January 7, 2009, as amended, along with a form of Adoption Agreement among the registrant and the other persons named therein.
4.5**	Form of Warrant A.
4.6**	Form of Warrant B.
4.7**	Form of Warrant C.
4.8**	Form of Warrant D.
4.9**	Form of Warrant E.
4.10**	Form of Warrant F.
4.11**	Form of Warrant G.
4.12**	Table of Warrants Granted.
5.1*	Opinion of Sheppard, Mullin, Richter & Hampton LLP.
10.1**	Amended and Restated 2005 Stock Incentive Plan.
10.2**	2005 Stock Incentive Plan—Form of Stock Option Agreement and Notice of Option Grant for Founders.
10.3**	2005 Stock Incentive Plan—Form of Stock Option Agreement and Notice of Option Grant for Charlene Dackerman, Jane McAuliffe, Ross Woodard and other non-executive employees.
10.4**	2005 Stock Incentive Plan—Form of Stock Option Agreement and Notice of Option Grant for Andrew S. Clark, Daniel J. Devine, Rodney T. Sheng and Christopher L. Spohn.
10.5**	2009 Stock Incentive Plan.
10.6**	Employee Stock Purchase Plan.
10.7**	Independent Contractor Agreement, as amended, between Robert Hartman and the registrant.
10.8**	Form of Indemnification Agreement.
10.9**	Loan and Security Agreement dated April 12, 2004, as amended, between Comerica Bank, Bridgepoint Education Real Estate Holdings, LLC and the registrant.
10.10**	Grid Note dated March 12, 2007 between Warburg Pincus Private Equity VIII, L.P. and the registrant.
10.11**	Nominating Agreement between Warburg Pincus and the registrant.
10.12**	2005 Stock Incentive Plan—Form of Stock Option Agreement and Notice of Option Grant for Robert Hartman.

Exhibit Number	Description of Document
10.13†**	Amended and Restated 2005 Stock Incentive Plan—Form of Stock Option Agreement and Notice of Option Grant for Charlene Dackerman, Jane McAuliffe, Ross Woodard and other non-executive employees.
10.14†**	Amended and Restated 2005 Stock Incentive Plan—Form of Stock Option Agreement and Notice of Option Grant for Andrew S. Clark, Daniel J. Devine, Rodney T. Sheng and Christopher L. Spohn.
10.15†	Office Lease dated January 31, 2008 between Kilroy Realty, L.P. and the registrant related to the premises located at 13480 Evening Creek, San Diego, California.
10.16†	Office Lease and Sublease Agreements related to the premises located at 13500 Evening Creek, San Diego, California.
10.17†**

Standard Form Modified Gross Office Lease dated October 22, 2008, and addendum, between Sunroad Centrum Office I, L.P. and the registrant related to the premises located at 8620 Spectrum Center Lane, San Diego, California.

10.18†**	Office Lease and Amendments related to the University of the Rockies Campus located in Colorado Springs, Colorado.
10.19†**	Commercial Net Lease dated January 26, 2007, as amended, between Frye Development, Inc. and Center Leaf Partners, LLC.
10.20†	Blackboard License and Services Agreement dated December 23, 2003, as amended, between Blackboard, Inc. and Ashford University, LLC.
10.21†	Software License Agreement and Campuscare Support Agreement between Campus Management Corp. and the registrant.
10.22†	General Services Agreement dated January 1, 2009 between Affiliated Computer Services, Inc. and Ashford University, LLC.
10.23†	General Services Agreement dated January 1, 2009 between Affiliated Computer Services, Inc. and University of the Rockies, LLC.
10.24**	Employment Agreement between Andrew S. Clark and the registrant.
10.25**	Employment Agreement between Daniel J. Devine and the registrant.
10.26**	Employment Agreement between Christopher L. Spohn and the registrant.
10.27**	Employment Agreement between Rodney T. Sheng and the registrant.
10.28**	Offer Letter to Diane Thompson.
10.29**	Offer Letter to Thomas Ashbrook.
10.30**	Offer Letter to Dale Crandall.
10.31**	Executive Severance Plan.
10.32**	Form of Severance Agreement under the Executive Severance Plan.
10.33	Amendment to Stock Option Award under Amended and Restated 2005 Stock Incentive Plan.
16.1**	Letter from Clifton Gunderson LLP, Independent Registered Public Accounting Firm.
21.1**	List of subsidiaries of the registrant.
23.1*	Consent of Sheppard, Mullin, Richter & Hampton LLP.
23.2	Consent of Independent Registered Public Accounting Firm.
24.1**	Power of Attorney.

*
To be filed by amendment.

**
Previously filed.

†
Portions of this exhibit have been omitted pursuant to a request for confidential treatment and the non-public information has been filed separately with the SEC.

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TABLE OF CONTENTS
Dealer Prospectus Delivery Obligation
PROSPECTUS SUMMARY
Summary Consolidated Financial and Other Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
REGULATION
MANAGEMENT
COMPENSATION DISCUSSION AND ANALYSIS
Summary Compensation Table—2008
Grants of Plan-Based Awards—2008
Outstanding Equity Awards at Fiscal Year End—2008
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK
UNDERWRITING
INTERNATIONAL SELLING RESTRICTIONS
LEGAL MATTERS
EXPERTS
CHANGE IN ACCOUNTANTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS BRIDGEPOINT EDUCATION, INC. AND SUBSIDIARIES
Report of Independent Registered Public Accounting Firm
Bridgepoint Education, Inc. Consolidated Balance Sheets (In thousands, except share and per share data)
Bridgepoint Education, Inc. Consolidated Statements of Operations (In thousands, except per share data)
Bridgepoint Education, Inc. Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit) (In thousands, except share data)
Bridgepoint Education, Inc. Consolidated Statements of Cash Flows (In thousands)
Bridgepoint Education, Inc. Notes to Consolidated Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules
Report of Independent Registered Public Accounting Firm on Financial Statement Schedule
SCHEDULE II Valuation and Qualifying Accounts
  Item 17. Undertakings
SIGNATURES
INDEX TO EXHIBITS